1310293

[redacted]

07069041

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**
**FORM 1-A/A AMENDMENT NO. 7**
**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**
**File No. 24-10133**

RECD S.E.C.
JUN 2 8 2007
1086

KEYSTONE INSURERS GROUP, INC.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1995 Point Township Drive; Northumberland, Pennsylvania 17857; (570) 473-4302
Address, including zip code, and telephone number, including area code of issuer's principal executive office)

David E. Boedker, Sr.
1995 Point Township Drive; Northumberland, Pennsylvania 17857; (570) 473-4302
(Name, address, including zip code, and telephone number, including area code, of agent for service)

| | |
|---|---|
| 6411 | 23-2263940 |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

**This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

PROCESSED
JUL 0 2 2007
THOMSON FINANCIAL

OMB Number: 3235-0286
Expires: November 30, 2007
Estimated average burden
hours per response. . . 608.00
OMB APPROVAL

## PART I NOTIFICATION

### ITEM 1. Significant Parties

(a) The issuer's directors

| NAME | BUSINESS ADDRESS | RESIDENTIAL ADDRESS |
|---|---|---|
| William Jones | Central Insurers Group<br>1360 North Atherton Street<br>State College, PA 16803 | 114 Hillcrest Street<br>Philipsburg, PA 16866 |
| Thomas Troutman | Deibler, Straub & Troutman, Inc.<br>2 W. Main Street, P.O. Box B<br>Elizabethtown, PA 17023-0077 | 1520 Armstrong Valley Road<br>Halifax, PA 17032 |
| Thomas Parkins | Dinnin & Parkins Associates<br>300 Allegheny River Blvd.<br>Oakmont, PA 15139 | 288 Lynn Ann Drive<br>New Kensington, PA 15068 |
| John Duncan | Duncan Insurance Agency, Inc.<br>370 Maus Dr.<br>N. Huntington, PA 15642 | 14100 Marven Place<br>North Huntington, PA 15642 |
| Carl DeYulis | Ebensburg Insurance Agency, Inc.<br>129 E. High Street, P.O. Box 90<br>Ebensburg, PA 15931 | 138 Maple Springs Court<br>Ebensburg, PA 15931 |
| Robert Naginey | Pfeiffer-Naginey Insurance Agency, Inc.<br>205 Front Street, P.O. Box 72<br>Northumberland, PA 17857 | 400 Ivy Lane<br>Northumberland, PA<br>17857 |
| Todd Roadman | Reed, Wertz & Roadman, Inc.<br>702 West Pitt Street, P.O. Box 640<br>Bedford, PA 15522 | 121 Diehlfield Road<br>Bedford, PA 15522 |
| Robert Seltzer, Jr. | Seltzer Insurance Agency, Inc.<br>Country Club Hill, Route 61<br>P.O. Box 219<br>Orwigsburg, PA 17961 | 580 Liberty Street<br>Orwigsburg, PA 17961 |
| Michael Kilmer | Kilmer Insurance Agency, Inc.<br>Homet Crossroads, P.O. Box 337<br>Wyalusing, PA 18853 | 225 Gaylord St., P.O. Box 663<br>Wyalusing, PA 18853 |

(b) The issuer's officers: The business address for each of the following persons is 1995 Point Township Drive, Northumberland, PA 17857.

| NAME | TITLE | RESIDENTIAL ADDRESS |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | 16 Edgewood Drive<br>P.O. Box 88<br>Danville, PA 17821 |
| Michael J. Azar | Chief Financial Officer and Chief Operating Officer | P.O. Box 392<br>Danville, PA 17821 |
| Colin R. Buzzard | Senior Vice President of Marketing and Franchise Relations | 1383 Rosepointe Drive<br>York, PA 17404 |
| Joseph P. Joyce | Vice President, Property Casualty & Programs | 34 Bonnywick Drive<br>Harrisburg, PA 17111 |
| George C. Wynne | Senior Executive of Corporate Development | 12348 Morning Creek Road<br>Glen Allen, VA 23059 |

(c) The issuer's general partners: None

(d) Record owners of 5 percent or more of any class of the issuer's equity securities (including the names and residential address of the natural persons with control over such record owners)

| NAME | BUSINESS ADDRESS | CONTROL PERSONS |
|---|---|---|
| Duncan Financial Group, LLC | 370 Maus Drive<br>North Huntingdon, PA 15642 | John Duncan<br>14100 Marven Place<br>North Huntington, PA 15642<br><br>David Duncan<br>640 Adele Drive<br>North Huntington, PA 15642 |
| Ebensburg Insurance Agency, Inc. | 129 E. High Street<br>P.O. Box 90<br>Ebensburg, PA 15931 | Carl DeYulis<br>138 Maple Spring Court<br>Ebensburg, PA 15931 |
| Helmbold & Stewart, Inc. | 214 E. Cherry Street<br>Clearfield, PA 16830 | Deborah West<br>1939 River Road<br>Curwensville, PA 16833 |

| | | |
|---|---|---|
| | | Jeffrey Bellmore<br>73 Mill Street<br>Curwensville, PA 16833 |
| Reed, Wertz & Roadman, Inc. | 702 West Pitt Street<br>P.O. Box 640<br>Bedford, PA 15522 | Todd Roadman<br>121 Diehlfield Road<br>Bedford, PA 15522 |

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities (and the names and residential address for the control persons of such beneficial owners)

| NAME | BUSINESS ADDRESS | CONTROL PERSONS |
|---|---|---|
| Associated Insurance Management, Inc. | P.O. Box 256<br>Danville, PA 17821 | David E. Boedker<br>16 Edgewood Drive<br>P.O. Box 88<br>Danville, PA 17821 |
| | | Grier E. Boedker, Sr.<br>204 Ridge Road<br>Danville, PA 17821 |
| Central Insurers Group, Inc. | 1360 North Atherton Street<br>State College, PA 16803 | William M. Jones<br>114 Hillcrest Street<br>Philipsburg, PA 16866 |
| | | Philip E. Gingerich, Jr.<br>c/o H.C. Kerstetter Co.<br>21 Monument Square<br>Lewistown, PA 17044 |
| Deibler, Straub & Troutman | 2 W. Main Street<br>P.O. Box B<br>Elizabethville, PA 17023 | Thomas E. Troutman<br>1520 Armstrong Valley Rd.<br>Halifax, PA 17032 |
| | | Robin G. Straub<br>203 Oakland Acres Lane<br>Elizabethville, PA 17023 |
| Kilmer Insurance Agency, Inc. | Homet Crossroads<br>P.O. Box 337<br>Wyalusing, PA 18853 | Michael & LouAnn Kilmer<br>225 Gaylord Street<br>Wyalusing, PA 18853 |

| | | |
|---|---|---|
| Pfeiffer-Naginey Insurance Agency, Inc. | 205 Front Street<br>P.O. Box 72<br>Northumberland, PA 17857 | Robert E. Naginey<br>400 Ivy Lane<br>Northumberland, PA 17857 |

(f) Promoters of the issuer: None

(g) Affiliates of the issuer

| NAME | BUSINESS ADDRESS | MEMBERS |
|---|---|---|
| Keystone Financial and Benefit Resources, LLC f/k/a KIG Financial Services | 1995 Point Township Drive<br>Northumberland, PA 17857 | Keystone Insurers Group, Inc.<br>1995 Point Township Drive<br>Northumberland, PA 17857<br><br>Duncan Financial Group, LLC<br>370 Maus Drive<br>North Huntington, PA 15642 |
| Keystone Risk Managers, LLC | 1995 Point Township Drive<br>Northumberland, PA 17857 | Keystone Insurers Group, Inc.<br>1995 Point Township Drive<br>Northumberland, PA 17857 |
| Keystone Benefits Services, LLC | 1995 Point Township Drive<br>Northumberland, PA 17857 | Keystone Insurers Group, Inc.<br>1995 Point Township Drive<br>Northumberland, PA 17857<br><br>Emerson, Reed & Company<br>470 Park Avenue South<br>5th Floor<br>New York, NY 10016 |

(h) Counsel to the issuer with respect to the proposed offering

Dickie, McCamey & Chilcote, P.C.
Two PPG Place, Suite 400
Pittsburgh, PA 15222
Attn: Robert W. Hastings

The residential address of counsel is:
2432 Dogwood Drive
Wexford, PA 15090

(i) Each underwriter with respect to the proposed offering: None. There is no underwriter with respect to the proposed offering.

(j) The underwriter's directors: Not applicable.

(k) The underwriter's officers: Not applicable.

(l) The underwriter's general partners: Not applicable.

(m) Counsel to the underwriter: Not applicable.

**ITEM 2. Application of Rule 262**

None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions set forth in Rule 262.

**ITEM 3. Affiliate Sales**

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

**ITEM 4. Jurisdictions in which Securities Are to be Offered**

(a) The issuer proposes to offer its securities in North Carolina only through Triune Capital Advisors, LLC, a registered dealer in North Carolina CRD #131275, in accordance with the requirements of the North Carolina Securities Act. If any of the securities are offered in another state which requires that the securities be offered and sold through a "dealer", we will either apply for a waiver or, if a waiver is not granted, retain a dealer in such state or withdraw the offer.

(b) The issuer proposes to offer its securities in Indiana, Pennsylvania and Virginia through the following officers of the Company: (1) David E. Boedker, President and Chief Executive Officer; (2) Colin R. Buzzard, Senior Vice President of Marketing and Franchise Relations, and (3) George Wynne, Senior Executive of Corporate Development. Again, the securities will be offered in North Carolina only through Triune Capital Advisors, LLC. The offering method for the securities is as follows:

Prior to filing of this Offering Statement, on or about December 21, 2004, the issuer sent a solicitation of interest document to prospective purchasers in Pennsylvania in connection with the proposed offering, as authorized by Rule 254 and Section 203(r) of the Pennsylvania Securities Act of 1972. After this Offering Statement is qualified in the state in which the offering is proposed to be made, the officers will hold an informational meeting in each of the three states to inform eligible purchasers – the franchises, principals, entities controlled by the franchises/principals, employees of Keystone and its subsidiaries and employees of franchises – about the potential risks and benefits of the investment. The issuer anticipates that all meetings will take place within 90 days after this Offering Statement is qualified by the SEC and the offerings to eligible purchasers will terminate within 120 days after this Offering Statement is qualified by the SEC. The issuer reserves the right to extend the offering and the period of time in which payment and other documents must be received at its sole discretion up to 270 days after this Offering Statement is qualified by the SEC. Therefore, this offering will terminate no more than 270 days after qualification by the SEC.

## ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) In April 2006, the issuer implemented a 5.7005 to 1 stock split and issued 273.6223 shares of common stock. Based on the valuation of our shares at $57,005 per share as of December 31, 2005, before the stock split, as determined by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry, the aggregate value of the common stock issued in the stock split was $2,793,228. As of December 31, 2006, Reagan Consulting, Inc. reported that aggregate value of the 273.6223 shares of common stock was $3,560,723. A more detailed description of the stock split is set forth under Item 3(k) of the Offering Circular.

(b) No unregistered securities of the issuer or any predecessor or affiliated issuer has been issued within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of, or underwriter of any securities of, the issuer or any predecessor or affiliated issuer.

(c) The exemption used for the issuance of the common stock is Section 3(a)(9) of the Securities Act, which exempts "security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given for soliciting such exchange." In connection with the stock split, the issuer issued common stock of the issuer to its existing security holders exclusively, in consideration for the surrender of outstanding securities of the issuer, and no commission or other remuneration was paid or given for soliciting such exchange.

## ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any affiliate is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

## ITEM 7. Marketing Arrangements

Neither the issuer nor any person named in response to Item 1 above knows of or has entered into any special marketing arrangements in connection with the proposed offering.

## ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None of the experts named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis, or at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

## ITEM 9. Use of a Solicitation of Interest Document

The issuer used a solicitation of interest document in Pennsylvania as authorized by Rule 254 and Section 203(r) of the Pennsylvania Securities Act of 1972 prior to the filing of this notification. The solicitation of interest document was delivered to prospective purchasers in connection with the proposed offering on or about December 21, 2004. There has been no supplemental communication.

**PART II OFFERING CIRCULAR**

## COVER PAGE

**KEYSTONE INSURERS GROUP, INC.**
(Exact name of Company as set forth in Charter)

**Type of securities offered:** Common Stock
**Maximum number of securities offered:** 384 **Minimum number of securities offered:** 100
**Price per security:** $13,013
**Total proceeds:** If maximum sold: $4,996,992 If minimum sold: $1,301,300
(See Questions 9 and 10)
**Duration of the offering:** The issuer anticipates that all meetings will take place within 90 days after this Offering Statement is qualified by the SEC and the offerings to eligible purchasers will terminate within 120 days after this Offering Statement is qualified by the SEC. The issuer reserves the right to extend the offering and the period of time in which payment and other documents must be received at its sole discretion up to 270 days after this Offering Statement is qualified by the SEC. Therefore, this offering will terminate no more than 270 days after qualification by the SEC.
**Is a commissioned selling agent selling the securities in this offering? [x] Yes [] No** We will only sell the securities in North Carloina through Triune Capital Advisors, LLC, a North Carolina registered broker dealer CRD #131275.
**If yes, what percent is commission of price to public?** The Commission is a flat $25,000.
**Is there other compensation to selling agent(s)? [ ] Yes [x] No**
**Is there a finder's fee or similar payment to any person? [ ] Yes [x] No** (See Question No. 22)
**Is there an escrow of proceeds until minimum is obtained? [x] Yes [ ] No** The proceeds of this Offering will be escrowed at the following bank until the minimum proceeds of $1,301,300 shares are subscribed: Westfield Bank, Two Park Circle, P.O. Box 5002, Westfield Center, Ohio 44251-5002. Telephone: 330 887-8224. If the minimum proceeds are not raised from eligible purchasers within the 120 day anticipated completion date or any extension of the completion date of up to 270 days after qualification by the SEC, the funds will be returned by the escrow agent with interest and without deduction. See also Item 26.
**Is this offering limited to members of a special group, such as employees of the Company or individuals?[x] Yes [ ] No** This offering is limited to franchises of the issuer, principals of such franchises, entities controlled by franchises or franchise principals, and employees of the issuer and its subsidiaries. Employees of franchises may also be eligible to participate if the issuer's board of directors at its sole discretion determines that such employees have sufficient knowledge and experience with investing and are able to evaluate the merits of the investment. (See Question No. 25)
**Is transfer of the securities restricted? [x] Yes [ ] No Transfer of the securities is limited, with rights of first refusal and mandatory redemption rights held by the issuer and its shareholders, as set forth in the Amended and Restated Shareholders Agreement dated June 22, 2005 by and among Keystone Insurers Group, Inc. and its shareholders.** (See Item No. 25)

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENTS. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE**

**MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING STATEMENT OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.**

**THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.**

**This Company:**

**[ ] Has never conducted operations.**
**[ ] Is in the development stage.**
**[x] Is currently conducting operations.**
**[ ] Has shown a profit in the last fiscal year.**
**[ ] Other (Specify):**
**(Check at least one, as appropriate)**

**This offering has been registered for offer and sale in the following states:**

| STATE | STATE FILE NO. | EFFECTIVE DATE |
|---|---|---|
| Pennsylvania | 2005-11-001C | |
| North Carolina | 27002 | |
| Virginia | 147788 | 03/10/2006 |
| Indiana | To be determined. | |

## TABLE OF CONTENTS



**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

This Offering Circular, together with the Financial Statements and other Attachments, consists of a total of 418 pages.

## OFFERING CIRCULAR SUMMARY

*The following summary explains the significant aspects of the offering of common stock of Keystone Insurers Group, Inc. (the "Company," "Keystone," "we" or "us"). This summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our common stock.*

### The Company

We are a franchisor of independent insurance agencies and offer various services and products to our franchises to maximize the sales volumes, business reputations and market shares of our franchises. Our franchises are mainly in the business of selling insurance products. We are not a regulated insurance company. We negotiate, maintain and administrate agreements with various property and casualty insurance carrier companies and financial services carrier companies, and manage the relationship between our franchises and the insurance carriers and financial services carriers. In addition, we also provide various other services and products to our franchises, such as loss ratio and growth management services, the limited right to use our trademark and trade name to promote their services, and the use of our operating system.

In addition, we also offer additional services and products to our franchises through our subsidiaries and affiliates as follows:

- Through our wholly owned subsidiary Keystone Risk Managers, LLC, we offer risk management and placement services to our franchises to broaden their offerings to their medium and large sized commercial clients.
- Through our 90% owned subsidiary Keystone Financial and Benefit Resources, LLC f/k/a KIG Financial Services, LLC[1], we assist our franchises in selling financial services products.
- Through Keystone Benefits Services, LLC, a 95% owned subsidiary of Keystone Financial and Benefit Resources, LLC, we offer individual and group medical benefits products in Pennsylvania for our franchises to sell.
- Through Keystone Capital Investors, LLC, which is owned 4.69% by us and 95.31% by our Pennsylvania franchisors, our franchises which invested in Keystone Capital Investors, LLC are able to market and sell insurance products offered by Keystone National Insurance Company, Inc., in which Keystone Capital Investors, LLC has a 49% interest.

We derive our revenues from franchise fees, percentages of profit sharing and bonuses earned by our franchises, fees paid by our insurance carriers for expenditures that we incurred in our management of franchise relationships on behalf of our carriers, financial services and

[1] As of January 1, 2007, KIG Financial Services, LLC changed its name to Keystone Financial and Benefit Resources, LLC.

program fees, and royalties on products, services and advertising purchased by or through us for our franchises.

In April 2006, our Board of Directors authorized a stock split, whereby each share of stock outstanding was exchangeable for 5.7005 shares of stock. Information relating to our capitalization in this Offering Circular reflects this stock split.

Our fiscal year end is December 31.

**The Offering**

| | |
|---|---|
| Common Stock Offered: | 384 shares maximum, 100 shares minimum. |
| Price: | $13,013 per share. |
| Common Stock Outstanding After Offering: | 657.6223 shares if maximum sold, 373.6223 shares if minimum sold. |
| Minimum Subscription: | One share. |
| Maximum Subscription: | None; however, under the Amended and Restated Shareholders Agreement dated June 22, 2005 by and among Keystone and its shareholders (the "Shareholders Agreement"), no shareholder may own, directly or indirectly, more than 9.99%, and the senior officers as a group may not own more than 20%, of the issued and outstanding voting stock of the Company. For purposes of this limitation, "ownership" includes shares owned of record by the shareholder, shares owned by any franchise the shareholder is a principal of, and shares owned by any other entities controlled by the shareholder. If, after the completion of the Offering, a purchaser owns a number of shares that exceeds the voting percentage limit imposed by the Shareholders Agreement, any such shares in excess of the limit would be non-voting common stock. You will be provided with a copy of the Shareholders Agreement at the informational meeting if you have not signed it before. A copy of the Shareholders Agreement is also filed with the Securities and Exchange Commission (the "SEC") as |

Exhibit 3 to the Offering Statement of which this Offering Circular is a part, and may be inspected without charge at the public reference room maintained by the SEC, located at 100 F. Street, N.E., Washington, D.C. 20549. Copies of all or any part of the Offering Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The Shareholders Agreement may be amended by our board of directors or our shareholders from time to time upon the approval of at least 80% of the members of the board of directors or holders of at least a majority of our voting shares.

Who May Subscribe:

This Offering is being made to: (i) franchises of Keystone; (ii) principals of such franchises; (iii) entities controlled by such franchises and their principals, including entities formed for tax and estate planning purposes; and (iv) employees of Keystone and its subsidiaries. Employees of franchises may also be eligible to participate in the Offering if our board of directors determines in its sole discretion that such employees have sufficient knowledge and experience with investing and are able to evaluate the merits of the investment. The public and non-affiliates of Keystone are not eligible to purchase shares offered in this Offering.

Franchises are not required to purchase shares as a condition of being or becoming a franchise. Current franchises may remain as a franchise and qualified agencies may apply to become a Keystone franchise without buying or owning shares in the Company. This Offering is intended solely to raise money to fund our expansion plans and not to make share ownership a condition of being or becoming a franchise. (See **Use of Proceeds** below.)

Transfer Restrictions:

The shares of our common stock offered in this Offering will be subject to transfer restrictions that will limit a shareholder's ability to transfer shares. These restrictions are described in the Shareholders Agreement. The restrictions include rights of first refusal granted, among others, to other principals in the shareholder's agency, to Keystone and to other shareholders. All purchasers in the Offering (who are not already shareholders) must sign the Shareholders Agreement and agree to abide by the terms of the transfer restrictions.

In addition, the Shareholders Agreement requires the mandatory redemption of shares in the event a shareholder dies, retires, is permanently disabled, becomes bankrupt, disengages from being a franchise, a franchise principal or employee, and in certain other circumstances. In the event of a mandatory redemption, the shares to be redeemed will be valued in accordance with the then current valuation of the Company. A valuation of the Company is performed by an independent party each fiscal year before May 31. This is set forth in the Shareholder Agreement. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares, i.e., satisfies the conditions described under "Who May Subscribe" above. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. The redemption price for each share will be the price per share resulting from the annual valuation of the issuer, which will be performed by an independent party no later than May 31 of each fiscal year pursuant to the terms of the Shareholders Agreement.

The Company intends to strictly enforce the transfer restrictions and redemption rights set forth in the Shareholders Agreement. The Shareholders Agreement may be amended by our board of directors or our shareholders from time to time upon the approval of at least 80% of the members of the board of directors or holders of at least a majority of our voting shares.

How to Subscribe:

Each purchaser must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to us, along with payment for the full subscription amount, at the address listed on the front page of this Offering Circular. The payment should be made payable to "**Keystone Insurers Group, Inc.**" In addition, the purchaser must also complete and return to us an executed and dated signature page of the Shareholders Agreement. A copy of the Subscription Agreement is filed as Exhibit 4 to the Offering Statement of which this Offering Circular is a part.

A purchaser may pay up to 75% of the purchase price by executing and delivering a Secured Promissory Note. A copy of the Secured Promissory Note is filed as Exhibit 5 to the Offering Statement of which this Offering Circular is a part. See **Terms of the Offering, How to Subscribe** for a detailed description of the terms of the note and the collateral to be provided as security. Any purchaser who wishes to pay by note should contact us. We reserve the right to accept, limit or reject any subscription at our sole and absolute discretion. We will also accept payment by note on a case-by-case basis, at our discretion.

| | |
|---|---|
| Expiration of the Offering: | Once this Offering Statement is qualified by the SEC and in the state in which the offers will be made, we will schedule and hold an informational meeting with our prospective purchasers in each of the three states where we plan to make the Offering. Purchasers will have 30 days from the date of the informational meeting they attend in which to return their executed Subscription Agreements and related documents, including payment for the shares they wish to purchase. The informational meetings are anticipated to take place promptly, but in any event within 90 days after the qualification of this Offering Statement by the SEC. You will be notified of the exact time and place of the informational meeting you are invited to attend a reasonable time before such meeting takes place. The Offering to eligible purchasers is anticipated to terminate and no further subscriptions will be accepted later than 120 days following the qualification of this Offering Statement by the SEC. We reserve the right to extend the Offering and the period of time in which payment and other documents must be received at our sole discretion to up to 270 days after the qualification of this Offering Statement by the SEC. Therefore, this offering will terminate no more than 270 days after qualification by the SEC. We may terminate the Offering at any time, at our sole discretion. If we decide to terminate the Offering, all the subscription funds will be promptly returned to the subscribers, with interest and without deductions. |
| Use of Proceeds: | We will use the proceeds from this Offering to: (i) fund our expansion into additional states; (ii) develop value-added services for our franchises; (iii) develop a systematic and sustainable platform to recruit property and casualty producers on behalf of our franchises; (iv) develop a cost-saving and productivity enhancing technology platform for the benefit of our franchises; (v) expand |

our profit and growth divisions and agency consultation services; (vi) acquire ownership interests in other businesses; and (vii) provide working capital. In addition, we will use some of the proceeds from this Offering to pay legal and accounting fees incurred in connection with the Offering.

Investment Risks to be Considered: An investment in our shares involves certain risks. See "**Risk Factors**" below.

## TERMS OF THE OFFERING
## HOW TO SUBSCRIBE

### Plan of Distribution

The Offering will commence promptly after this Offering Statement is qualified by the SEC and the state in which the offers will be made. Eligible purchasers will be invited to informational meetings, which are anticipated to take place promptly, but in any event within 90 days after this Offering Statement is qualified by the SEC, and eligible purchasers will have 30 days from the date of the informational meeting they attend in which to return their executed Subscription Agreements and related documents, including payment for the shares they wish to purchase. Our anticipated completion date for offers to eligible purchasers is 120 days following the qualification by the SEC. No further subscriptions will be accepted later than the 120 day period. The issuer reserves the right to extend the offering including the period of time to return their executed Subscription Agreements and related documents, including payment, must be received at its sole discretion up to 270 days after this Offering Statement is qualified by the SEC. Therefore, this offering will terminate no more than 270 days after qualification by the SEC.

We will offer and sell shares of our common stock directly to our franchises, principals of our franchises, entities controlled by franchises and principals of franchises (including those entities created for tax and estate planning purposes) and employees of Keystone and its subsidiaries. Over 90% of the officers and directors of the Company responded to a Solicitation of Interest form indicating that they will purchase securities issued in this Offering. Financially sophisticated employees of franchises will be permitted to purchase securities issued in the Offering at the discretion of our board of directors. We will not offer or sell our shares of common stock in this Offering to the public or any other non-Keystone affiliated persons or entities. In Indiana, Pennsylvania and Virginia, we will market and sell the shares through certain of our officers and directors, none of whom will receive any commission or other form of compensation in connection with such efforts. In North Carolina, we will offer and sell the shares through a registered dealer.

Purchasers must purchase at least one full share, at a price of $13,013, and may purchase any amount of shares, subject to the 9.9% individual and the 20% senior officers ownership limitations on voting stock set forth in the Amended and Restated Shareholders Agreement (the "Shareholders Agreement"). Any shares owned in excess of the voting stock ownership limit will be non-voting shares. A copy of the Shareholders Agreement is filed as Exhibit 3 to the Offering Statement of which this Offering Circular is a part. Each purchaser in this Offering must sign the Shareholders Agreement as a condition of purchasing the shares. All subscriptions are irrevocable once accepted. Once you have submitted a subscription and payment for shares and we have accepted the subscription and payment, you cannot withdraw it, unless our board of directors determines otherwise. We may accept or reject subscriptions in whole or in part for any reason, at our sole discretion. Any rejected subscription will be promptly returned, including the payment received by us, with interest. We further reserve the discretion to extend the Offering to eligible purchasers to up to 270 days after this Offering Statement is initially qualified by the SEC.

**Conditions of the Offering**

Completion of the Offering to eligible purchasers is conditioned upon our receipt of subscriptions for at least 100 shares representing minimum proceeds of $1,301,300, including payments by Secured Promissory Notes, by the 120th day after this Offering Statement is qualified by the SEC, or by any extension of that date. The Company's officers and/or directors may not purchase shares in the Offering to meet the minimum proceeds of $1,301,300. If we do not receive the minimum proceeds by the 120th day, we may extend the Offering to eligible purchasers to up to 270 days after the initial qualification of this Offering Statement by the SEC or terminate the Offering. If we decide to terminate the Offering, or if we do not receive the minimum proceeds by the 120th day or any extension thereof, all the subscription funds will be promptly returned to the subscribers, with interest and without deductions. We may terminate the Offering at any time, at our sole discretion.

The proceeds of this Offering will be escrowed at the following bank until the minimum proceeds of $1,301,300 are subscribed: Westfield Bank, Two Park Circle, P.O. Box 5002, Westfield Center, Ohio 44251-5002. Telephone: 330-887-8224, pursuant to an Impoundment of Funds Agreement between us and Westfield Bank. Under the Impoundment of Funds Agreement, if at any time on or prior to the 120th day after the initial qualification date of this Offering Statement, or such later date as we may extend the Offering to eligible purchasers, the subscriptions received exceed the minimum proceeds, Westfield Bank will release the funds in the escrow account to us upon our written instruction. The proceeds of this Offering will then be available for our use immediately. If we notify Westfield Bank in writing that we were unable to sell the minimum subscription on or prior to the 120th day or any extension thereof, or that the offering has been terminated, Westfield Bank will, upon our instruction, return the proceeds directly to the subscribers by first class mail according to the amount each contributed, with interest and without deductions.

Purchasers may pay up to 75% of the purchase price of the shares subscribed by a Secured Promissory Note. Purchasers must pay at least 25% of the purchase price in cash. Share ownership vests upon our acceptance of a valid subscription agreement. The payment should be made payable to "**Keystone Insurers Group, Inc.**" We will accept or reject a purchaser's request to pay by note on a case-by-case basis, in our sole discretion. The note will be payable over four (4) years and will bear interest annually at the prime rate as published in *The Wall Street Journal* on January 1 of each year during the term of the note. Interest will be payable quarterly and principal will be payable annually. Payment on the note will be secured by a lien and security interest in favor of Keystone. In the event the purchaser is a franchise, a principal of a franchise or an entity controlled by the franchise and/or its principal(s), the note will be secured by, without limitation, accounts receivable, commissions and any other monies due to the franchise, all customer and client lists, including expiration lists, book of business of the franchise and such other collateral as may be described in the Secured Promissory Note. In the event the purchaser is an employee of Keystone, its subsidiaries or its franchises, the note must be secured by personal assets of the purchaser at least equal in value to the amount of the note or by such other collateral as determined to be acceptable by the board of directors. A copy of the Secured Promissory Note is filed as Exhibit 5 to the Offering Statement of which this Offering Circular is a part.

If you are paying for the shares by means of a Secured Promissory Note, you must contact us in advance in order for us to finalize the details of your particular note, including perfecting our security interest in the collateral. Once we have finalized the Secured Promissory Note, you must execute the note and return it to us along with your executed Subscription Agreement and Shareholders Agreement signature pages. You must also include a check for at least 25% of the purchase price. (See **How to Subscribe** below.)

While no modification of the terms of the Offering are anticipated, if there are any material changes, subscribers will be notified and will be given an opportunity to resubscribe their investments.

**Offering Price**

In determining that the shares should be offered at a price of $13,013 per share, our board of directors relied upon an independent valuation of the Company as of December 31, 2006 performed by Reagan Consulting, Inc. We paid Reagan Consulting, Inc. $7,000 for performing the valuation.

**How to Subscribe**

Following the qualification of this Offering Statement by the SEC and within the states in which the offering will be made, we will hold several informational meetings. We anticipate that these meetings will take place within 90 days of the initial qualification date by the SEC. We will notify all eligible purchasers – the franchises, principals, entities controlled by the franchises/principals, employees of Keystone and its subsidiaries and employees of franchises – of the date and location of the meetings a reasonable time prior to holding of such meetings. While attendance at a meeting is not required, we urge you, as prospective purchasers, to attend the meeting to learn about the potential risks and benefits of the investment and to ask questions of the Company and its officers. You will be provided with a copy of this Offering Circular and related documents for review, including the Subscription Agreement and the Shareholders Agreement, a reasonable time prior to the meeting. You are urged to review all the documents, consult with your tax, accounting and legal advisors as you deem necessary or useful and ask questions of the Company and its officers as you deem necessary or useful, before making your decision to purchase. You will have 30 days following the informational meeting you attend (or are invited to attend) in which to make an investment decision and return to us your subscription and payment. We reserve the right to accept subscriptions and payment for shares after this 30-day period, in our sole discretion, for up to 270 days after the initial qualification date of this Offering Statement by the SEC. This offering shall terminate no later than 270 days after qualification by the SEC.

Enclosed with this Offering Circular are a Subscription Agreement and a Shareholders Agreement. To purchase shares of our common stock in this Offering, you must:

- Fill in and execute the Subscription Agreement;
- Execute the Shareholders Agreement (if you are not currently a shareholder of the Company);
- Mail the executed signature pages of both agreements, along with payment for the shares you are purchasing, to us at the address set forth on the front cover of this Offering Statement. Address your correspondence to the attention of "**David Boedker, President and CEO.**"

If you are interested in paying for the shares by means of a Secured Promissory Note, you must contact us prior to sending us your Subscription Agreement and Shareholders Agreement in order for us to finalize the details of your particular note, including perfecting our security interest in the collateral. You must pay at least 25% of the purchase price in cash, but you may pay for the remainder by note. The note must be secured by acceptable collateral. See "**Conditions of the Offering**" above. The cash payment should be made payable to "**Keystone Insurers Group, Inc.**" Once we have finalized the documents, we will send you the Secured Promissory Note. You must execute these documents and return the signature pages to us along with your executed Subscription Agreement and Shareholders Agreement signature pages.

We reserve the right to accept, limit or reject any subscription, and to accept payment by Secured Promissory Note on a case-by-case basis.

The proceeds of this Offering will be escrowed at the following bank until the minimum proceeds of $1,301,300 shares are subscribed: Westfield Bank, Two Park Circle, P.O. Box 5002, Westfield Center, Ohio 44251-5002. Telephone: 330-887-8224. We will not use any of the funds received from subscriptions until we have received paid subscriptions for at least 100 shares representing minimum proceeds of $1,301,300, including payments by Secured Promissory Note. At that time, the funds will be available for our immediate use as described in this Offering Circular. We will continue to accept additional subscriptions until we terminate the Offering either upon the subscription of the full 384 shares or at an earlier time, at our discretion.

## ITEM 1. THE COMPANY

Exact corporate name: Keystone Insurers Group, Inc.
State and date of incorporation: Pennsylvania, May 2, 1983
Street address of principal office: 1995 Point Township Drive, Northumberland, PA 17857
Company Telephone Number: (570) 473-4302
Fiscal year: December 31
Person(s) to contact at Company with respect to offering: David E. Boedker, President and Chief Executive Officer
Telephone Number (if different from above): ( ) N/A

## ITEM 2. RISK FACTORS

**The following is a discussion of the factors which we consider to be the most substantial risks to an investor in this Offering in view of all facts and circumstances. You should carefully consider the risks and uncertainties described below and the other information in this Offering Circular before deciding whether to invest in shares of common stock of Keystone Insurers Group, Inc. (the "Company," "Keystone," "we" or "us"). If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the value of our stock could decline and you may lose part or all of your investment. We advise you to consult with your own investment, financial and tax advisors before making a decision to invest in our common stock in this proposed Offering.**

1. **Shareholder value is predicated upon an assumption that additional franchises can and will be sold in certain parts of the U.S., and a failure to gain support of our partner insurance carriers or to provide value added products and services to new and existing franchises may affect our ability to sell additional franchises and prevent shareholders from realizing their expected gains.** The value of our shares is related to our ability to sell additional franchises in various states throughout the country that will generate increased revenues. In order to expand on a state-by-state basis, we will need the support of our partner insurance carriers. This support could be impacted by the regulatory environment in each state, as well as each carrier's underwriting philosophy. In addition, coastal exposures, climate, industry mix and other factors may also have an impact.

Our continued success is also predicated upon our ability to provide value-added products and services to new and existing franchises. These services include the following: (i) maintaining and attracting quality insurance carrier relationships and compensation schedules; (ii) establishing special insurance programs for specific classes of business; (iii) aggregating franchise property and casualty and financial services production, including individual and group products and services to obtain maximal benefits; (iv) developing a systematic and sustainable recruiting, training and sales management program for property and casualty and financial services sales personnel; (v) developing a cost-saving and productivity-enhancing technology platform for the benefit of our franchises; (vi) maximizing underwriting profitability and sustaining growth; (vii) assisting our franchises in agency management and internal business perpetuation strategies; and (viii) deploying capital to generate adequate returns. We must be able to provide these and other value-added services at reasonable costs, and each franchise partner must perceive the inherent value of these services in order for us to be successful in continuing to add franchises to our network. If we fail to continue to sell franchises and expand our business as planned, our growth will be halted and our financial condition may be adversely affected.

2. **Our future success is largely dependent upon the skill and experience of our senior officers.** Our continued success depends significantly upon the services of our current executive officers. These key employees have a material impact on our ability to sell and expand our franchising network and to manage the Company. We have employment agreements with terms of five (5) years each with each of these key employees. The loss of their services could materially adversely impact our operations.

To protect the Company, we have tailored the compensation packages of our senior officers to the profit and performance of the Company and to their longevity with the Company. In addition, we have purchased key man life insurance on the lives of each of these individuals to secure an on-going revenue stream in the event of an unexpected loss. While we believe contingencies have been put in place for the loss of personnel, we cannot ascertain the impact of hiring replacement personnel.

3. **The property and casualty insurance industry is cyclical, which may cause us to receive fluctuating fees from our franchises.** Historically, the results of the property and casualty insurance industry have experienced significant fluctuations due to competition, economic conditions, interest rates and other factors. Unpredictable events, such as natural and man-made disasters, interest rate fluctuations, acts of terrorism, inflationary pressures that affect the size of losses and judicial decisions that affect insurers' liabilities can all affect premium rates. As our revenues are directly tied to volumes of premiums generated by our franchises, any significant and sustained reduction in premium rates would result in a reduction in our revenues we receive from our franchises and carriers.

4. **Our business is subject to extensive regulation and supervision, and failure of our franchises to comply with these regulations could result in penalties, fines or loss of licenses for them and negatively affect our revenues.** The insurance industry is subject to extensive regulation and control by state insurance commissions. These regulations are intended primarily to benefit and protect insurance policy holders and purchasers. Any failure by our franchises to conduct their businesses in accordance with applicable laws and regulations could result in penalties, fines or loss of licenses for our franchises. Any of these events would impair a franchise's ability to continue to generate premiums and could adversely affect our revenues.

5. **We have been in the franchise business for only approximately six years and our senior officers may not be successful operating the franchise model in the future.** While we have been an insurance agency aggregator since 1983, we have operated under the franchise business model for a relatively short period of time. Prior to the creation of our franchising model in the year 2000, we served as a "flow through" entity for our partner independent agencies, who were our shareholders. The cost of centralized services was funded by collecting fees from these stockholder agencies; there was no inherent profit objective from year to year. As a result, the experience of our senior officers to anticipate, project and generate a consistent,

long-term profit stream has yet to be established. If we fail to successfully operate our franchise business model, our financial condition and revenues could be materially adversely affected.

6. **We have no current plans to pay dividends to our shareholders and, as a result, you may not receive a return on your investment in the foreseeable future, or ever.** We have not paid dividends in the past and do not envision paying dividends on our stock in the foreseeable future. We envision continuing to retain any earnings we have in the foreseeable future in order to help us to fund our ongoing expansion plans and to avoid having to raise further capital from our shareholders or from new investors in another offering of the same magnitude as this Offering. We cannot guarantee that the value of our stock will continue to appreciate over any period of time, or at all. As long as we do not declare or pay dividends, you may not receive a return on your investment in the foreseeable future, or ever. If you intend to obtain a loan or otherwise finance your purchase of our shares, you should be aware that your investment in our shares is not expected to pay you any income or return on investment for the foreseeable future, so you will have to repay any such loan from other income sources you may have.

7. **An investment in our shares has limited liquidity; there are restrictions on transfer of shares; there is no public market for our shares.** An investment in our shares is highly illiquid and is not suitable for an investor who needs liquidity. The Amended and Restated Shareholders Agreement and Federal and state securities laws all restrict your ability to transfer or resell our shares. The shares offered in this proposed Offering are not registered under the Securities Act of 1933, as amended (the "Act"), and we will be under no obligation to register these securities under the Act. We are relying on an exemption from registration under Regulation A of the Act. The shares we are offering hereby will be registered or sold in reliance on an exemption from registration in Indiana, Pennsylvania, North Carolina and Virginia, and, subject to the restrictions agreed to in the Amended and Restated Shareholders Agreement and described below, will be able to be resold within those states to residents of those states. However, the shares may not be resold or transferred outside of these states at any time unless they are registered or an available exemption from registration exists under applicable state securities laws. In addition, the Amended and Restated Shareholders Agreement imposes significant restrictions on transfers of the shares, including a fairly lengthy process of rights of first refusal vested in Keystone and the other shareholders. When a shareholder leaves the Company, whether through death, retirement, permanent disability or disengagement from the franchise system, mandatory redemption provisions require that the shares owned by that shareholder be offered to the Company or the other shareholders. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. There is not currently, nor is there likely to develop in the near future, any public market for our shares.

8. **Recent litigation and investigatory activities by state Attorneys General and other insurance regulatory bodies have challenged the propriety of contingent commission arrangements, overrides and other incentives, and such challenge could result in decreased or extinguished commissions of this sort and negatively affect our financial results; further,**

**changes in underwriting criteria and procedures by which insurance carriers estimate their loss reserves make it difficult for us to predict incentive compensation. In 2006, 32% of the Company's revenues came from contingent commission arrangements, overrides and other incentives.** The insurance industry has recently been subject to significant scrutiny by certain states' Attorneys General and state insurance departments, including actions taken by the New York Attorney General's office beginning in April 2004, concerning certain compensation practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions, overrides and other incentives received by insurance brokers and agents from insurance companies, and the extent to which such compensation has been disclosed to insurance customers. As a result of the scrutiny, our franchises may become subject to more heightened regulation, which may increase their cost of doing business due to heightened disclosure obligations, and decrease their income from incentive compensation. This will in turn negatively affect our financial results. There have been a number of proposals by regulators, legislators and insurance associations to modify various state laws and regulations relating to compensation paid to agents and brokers by insurance companies. The California Insurance Commissioner and the National Association of Insurance Commissioners have already made proposals that would require agents and brokers to disclose to their customers all compensation arrangements they have with insurance companies for the products their customers wish to purchase. These proposals, if adopted, could impose new legal obligations, including disclosure obligations, on our franchises with respect to the insurance products they sell. Any changes that are adopted by the federal government or the state agencies where our franchises market insurance could adversely affect our revenues and financial results. If legislators and regulatory bodies require greater disclosures to insurance customers regarding compensation arrangements between agents and insurance carriers, the costs of doing business for our franchises would increase, which could potentially impact their overall results of operations and also our results of operations.

Certain insurance companies have already announced that they are discontinuing the practice of contingent commissions, and certain brokerages have indicated that they will no longer accept such arrangements from insurance carriers. Although none of the insurance carriers that we do business with have made such pronouncements, if they did, it could materially adversely affect our revenues. Incentive compensation, including profit sharing, growth bonuses and carrier expense reimbursement fees are legal and pervasive arrangements at this time and in 2006 accounted for approximately 32% of our revenues.

In addition, since some incentive compensation is based on the profits that insurance carriers make on the overall volume of business of all of our franchises, as a result of changes in underwriting criteria due in part to the higher numbers and dollar values of claims as compared to the premiums collected by insurance companies in recent years, among other factors, we may not be able to precisely predict the payment of these performance-based revenues. Further, while we have influence with the insurance companies, we have no control over the process by which the insurance companies estimate their own loss reserves, which affects our ability to forecast the compensation to our franchises, and thus to us, from these sources. Because these forms of compensation affect our revenue, any decrease in their payment could adversely affect our results of operations.

9. **Your ownership position in Keystone may become diluted if we raise additional funds.** Currently, we do not have plans to make another offering of securities. However, in the future, it is possible that we may decide to make another offering. Although the Amended and Restated Shareholders Agreement provides that all shareholders have a right to participate in any future offering of 150 shares or more, you may not be able to afford to purchase any such additional shares you may be entitled to purchase, or you may be prevented from purchasing additional shares for some other reason. In that case, your ownership percentage of our shares would be diluted, and your portion of any growth in our business or funds available upon liquidation would be decreased proportionately.

10. **Our business is impacted by weather disasters and events of terrorism.** Results of property and casualty insurers are subject to weather and other conditions. When insurance carriers face major losses due to weather or terrorism, they may react by reducing the profit sharing and incentive compensation they pay, which are loss-ratio sensitive. Such occurrences could affect our compensation. Further, these occurrences could affect the stability of the insurance carriers we do business with, thereby impacting the viability of the arrangements we have with them and the revenues we receive from our franchises under these arrangements.

11. **Our current geographic concentration ties our performance to the economic, regulatory and weather conditions and events occurring in the eastern portion of the country and leaves us vulnerable to localized risks.** Our franchises operate primarily in Pennsylvania and North Carolina, with recent expansion into Virginia and Indiana. Pennsylvania accounted for 73.6% of our revenues in the year ended December 31, 2006. Unusually severe storms or other natural or man-made disasters that destroy property in these states could adversely affect our franchises' abilities to generate expected compensation, which would impact our revenues. At the present time, our geographic concentration leaves us vulnerable to localized risks. We cannot guarantee that we will be successful in expanding to additional states.

12. **We depend upon the success of our franchises, and their failure to perform in a satisfactory manner and any long-term down-trends in written premium volumes due to general economic conditions in the states which our franchises operate would negatively affect our revenues.** We realize our primary income from fees derived from the written premium volumes generated by our franchises. If our franchises fail to perform as expected, or if there is a long-term down-trend in written premium volumes due to market conditions, our revenues will decrease. We do not directly control the day-to-day operations of our franchises' agency businesses and, despite our best efforts to support their sales and marketing efforts, our franchises may fail to perform as expected. In that case, if we cannot incentivize these underperforming franchises to improve their results of operations, loss ratios and premium volumes, our fee volume will decrease. If we do not act swiftly to disengage these underperforming franchise agencies, our results of operations could be adversely affected. In addition, our monthly revenues could be materially impacted by long-term down-trends in written premium volumes. Premium volumes could fluctuate or drop based upon general economic conditions in the states in which our franchises write policies. Historically, property and casualty premiums have been cyclical in nature and have varied widely based upon market conditions, such as expanded underwriting capacity of property and casualty insurance companies and increased competition. Although premium volumes tend to be based upon the

economic conditions from the prior year, the amount of any changes from year to year is not typically material, and only long-term trends, such as an extended soft market, could materially negatively impact total written premiums and thus, our revenues.

13. **We compete for the participation of independent insurance agents with other insurance aggregators and any failure by us to compete successfully would adversely impact our financial condition and future expansion plans.** We compete with a growing number of insurance aggregators who operate under different business models. Although we believe that we offer independent agencies the most attractive suite of services and a business climate that allows them to retain their independently owned status and control over their day-to-day operations and ownership of the Company, we cannot guarantee that our model will be the most successful. If we do not have a competitive business model that continues to attract the best independent insurance agencies to our franchise network, we will lose market share, business reputation and ultimately, revenues.

14. **Our expansion may ultimately be limited by the number of independent insurance agents available for franchise opportunities.** Aggregation of insurance agencies is occurring at an increasing pace that has accelerated over the last four years. With more aggregators seeking to contract with more independent agencies, the overall number of available agencies to bring into our franchise model is decreasing. As reported by the Insurance Information Institute in its November 2004 report titled "*Background on Insurance Intermediaries*," the Independent Insurance Agents and Brokers of America has determined that there are currently some 39,000 independent insurance agencies operating in the U.S. Of that number, it is unknown how many have already been consolidated or aggregated into an aggregation network. We have no control over how many new independent agencies commence operations each year. Although our expansion plans are accelerating, our efforts could be slowed or even stopped by increasing consolidation in the industry.

15. **We are obligated to indemnify our board of directors, officers, employees and affiliates against certain claims, which may require us to make payments in excess of the insurance coverage we have purchased relating to such obligations.** Our Articles of Incorporation contain provisions that provide indemnification of the members of our board of directors and our officers, employees and affiliates against claims or lawsuits arising out of our activities than would apply in the absence of such provisions. We have purchased directors and officers insurance relating to our indemnity obligations in the amount of $3,000,000. Although we believe this is an adequate amount of coverage, we cannot guarantee that we will have sufficient coverage in an extraordinary case, and we will continue to evaluate whether this amount is adequate and affordable. If the insurance coverage proves insufficient, we will have to make payments which may affect our liquidity and financial results.

16. **We are relying upon exemption from Federal registration of the shares for small business offerings and upon certain state exemption from registration, and a failure to qualify for the exemptions for any reason, or any claim that we failed to comply with applicable securities laws, could result in the rescission of the sales of the shares or otherwise hinder our ability to conduct business and expand as we planned.** We intend to offer the shares for maximum proceeds of $4,996,992, without registration under the Act, in reliance upon the exemption from registration under Regulation A promulgated under the Act.

The offering will be registered or sold in reliance upon an exemption from registration under the state securities laws of each of Indiana, Pennsylvania, North Carolina and Virginia. While we believe reliance upon these exemptions is justified, there can be no assurance that factors such as the manner in which offers and sales are made, the scope of disclosure provided, failures to file notices, or changes in applicable laws, regulations, or interpretations will not cause us to fail to qualify for the exemption. Failure to so qualify could result in the rescission of sales of the shares at prices higher than the current value of those shares, potentially materially and adversely affecting our financial condition and ability to implement our expansion plans. Further, even nonmeritorious claims that offers and sales of the shares were not made in compliance with applicable securities laws could materially and adversely affect our ability to conduct our ongoing business and expand it as planned.

17. **Our officers and directors, as a group, currently beneficially own approximately 71% of our common stock prior to the offering including voting rights. The officers own 10.2% and the directors own 59.8%. Assuming we raise the maximum amount in the offering, the officers and directors together will beneficially own at least 20% (assuming they do not purchase any shares) and possibly more after the offering, which could give them meaningful interest in Keystone and limit your ability to influence the direction and activities of the Company.** As a group, our officers and directors own 182.4160 shares with voting rights of our common stock. Collectively, their investment in our common stock represents 67% of the voting shares we have outstanding prior to this Offering. As these individuals have largely indicated their intention to participate in the proposed Offering through the Solicitation of Interest procedure we conducted in Pennsylvania in December 2004, it is possible that as a group, the officers and directors will retain significant interest in Keystone, although we are making this Offering to a much wider group of potential investors, including potential investors in two other states. In consideration for their authorizing this Offering, giving up their blanket pre-emptive rights, terminating their prior services agreement with us and entering into a franchise agreement with us, our board of directors has authorized the issuance to our existing shareholders upon the completion of the Offering options exercisable for up to 20% of the issued and outstanding shares of stock. These options would be exercisable for shares of common stock at $10,000 per share for a five-year period from the date of issuance. We anticipate that many of our officers and directors will be issued a percentage of such options and, by exercising such options, increase their ownership interests. In addition, the executive compensation agreements we have with our senior officers to bind them to the Company provide for bonus compensation for officers in the form of cash or stock option awards, the grant and amount of which are tied to the Company's profit and performance. If you are not an officer or director of Keystone, your ability to influence the direction and activities of the company may therefore be limited. However, we recently expanded our board of directors from 9 to 12 members, and we anticipate filling the new vacancies with individuals who are not current shareholders of ours but who will become shareholders through this Offering. After the offering, there is the potential that officers and directors may increase their individual number of shares owned. However, the Amended and Restated Shareholders Agreement adopted by the shareholders on April 26, 2006 will restrict the senior officers as a group to not having more than 20% of the issued and outstanding voting stock of the Company. Further, any one shareholder may not have more than 9.99% of all issued and outstanding voting stock. If as a result of this offering or the exercise of stock options either of these limits is exceeded, that stock issued will be non voting.

18. **Our growth plans may be hindered because some of the shares will be partially paid for by Secured Promissory Notes, which limit our access to cash proceeds.** Our proposed expansion plans, technology strategies, development of a recruiting, training and sales management program for sales personnel, consultation services and expansion of underwriting profit and growth resources could all be affected if we only raise the minimum we have set for this Offering and some of the shares are paid for by Secured Promissory Notes. If we do not gain access to enough cash proceeds to fund these plans, we will be forced to scale back our proposed expansion and other plans accordingly.

19. **Potential conflicts of interest may result from our directors' owning of interests in certain franchisees or other entities which do business with us.** All of our directors are also principals of our franchises. Duncan Financial Group, LLC, one of our franchises, owns 10% of Keystone Financial and Benefit Resources, LLC, an affiliated company with Keystone Insurers Group owning the remaining 90%. Keystone Financial and Benefit Resources, LLC owns 95% of the membership units of Keystone Benefit Services, LLC, with the remaining 5% owned by Emerson, Reid & Company, a New York corporation. Although we provide the same services to these franchises, including Duncan Financial Group, as other franchises, conflicts of interest may arise in the future, which may affect your interest in the shares.

20. **There are potential risks to investors inherent in the mandatory redemption provisions contained in our Shareholders Agreement.** Shareholders may suffer unfavorable tax consequences due to an inability to control the timing of the taxable event due to mandatory redemption of their shares. In addition, as the redemption price is based on the annual valuation of the company pursuant to the Revised Shareholders' Agreement, mandatory redemption may result in a failure to capture share appreciation due to the time lag between the sale and most recent company valuation.

**Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.**

## BUSINESS AND PROPERTIES

**ITEM 3.**

**(a) Describe in detail what business the Company does and proposes to do, including what products and goods are or will be produced or services that are or will be rendered.**

Keystone Insurers Group, Inc. (the "Company," "Keystone," "we" or "us") was formed in Pennsylvania on May 2, 1983 by four independent insurance agencies that had a vision of how to realize greater profits and opportunities to expand their businesses while maintaining their independence by partnering with similar, quality peers in the industry. As of 1999, we had grown to 18 stockholder agencies operating in 39 physical locations across Pennsylvania. With the exception of two stockholder agencies which sold their businesses, all such agencies are currently operating in Pennsylvania. Each of these agencies owns stock in Keystone; however, Keystone has no ownership in any of the agencies. From a financial perspective, Keystone was a "flow-through" entity with no inherent profit motive. To fund Keystone's operations, each stockholder agency paid a monthly fee and made capital contributions as necessary. (See **Subsection (k)** of this Item 3 for additional historical information on the Company.)

In 1999, further expansion opportunities were explored, including the concept of expanding Keystone across the mid-Atlantic region of the United States. As a result, a strategic business plan was developed to recapitalize the Company, convert it to a for-profit entity and file with the relevant government bodies to become a franchisor of independent insurance agencies. Subsequently, additional capital was raised internally to further develop value-added products and services. In early 2000, Keystone assembled a management team to spearhead its planned expansion. Since that time, Keystone has expanded rapidly under the franchising platform. The current stockholder agencies all agreed to surrender their services agreement and entered into franchise agreements with us and became franchises on or about March 1, 2006. We currently have 120 franchises in 183 locations, with 9 franchises in 12 locations in Indiana, 73 franchises in 112 locations in Pennsylvania, 26 franchises in 42 locations in North Carolina and 12 franchises in 17 locations in Virginia. We operate as "**Keystone Insurers Group, Inc.**" in Indiana, Pennsylvania and North Carolina. In Virginia, we use the name "**Keystone Insurers Services Group, Inc.**"

In September 2004, our shareholders approved a restructuring and capitalization plan for the Company. This new plan included our stockholder agencies giving up, among other things, their blanket pre-emptive rights in favor of more limited pre-emptive rights, terminating their existing services agreements with us and becoming franchises and entering into a standardized franchise agreement to govern their relationship with us. The goal of this plan was to enable all current and future agency participants and their owners to become owners of Keystone if they so desired, as well as to realize the expansion goals we had set. More specifically, the plan adopted at that time was designed to bring in enough new capital and franchises in order to accomplish the following:

- Expand our franchise network into new states;
- Facilitate development of a cost-saving and productivity-enhancing technology platform for the benefit of our franchises;
- Expand internal resources necessary to maximize underwriting profitability and sustain growth;
- Undertake the development of a systematic and sustainable recruiting, training and sales management program for property and casualty and financial services sales personnel;
- Develop additional consultation services and resources to assist franchises with managing their agencies and supporting internal perpetuation strategies; and
- Acquire businesses that complement our core business methodology and expand resources we make available to our franchises.

Our relationship with the shareholders is governed by the Amended and Restated Shareholders Agreement dated June 22, 2005 (the "Shareholders Agreement"). Each of our operating stockholder agencies has entered into a franchise agreement with us, substantially in the form filed as Exhibit 7 to the Offering Statement of which this Offering Circular is a part (the "Revised Franchise Agreement").

This Offering will provide the necessary funding to implement our expansion plans. In addition, this Offering will result in a significant restructuring in the ownership and operation of Keystone and its franchises and spread the ownership of the Company among our franchises, which will make it more difficult for someone to hostilely take over the Company. The new franchises which became or will become our franchises in or after October 2005 will be governed by franchise agreements (the "Revised Franchise Agreements") different from the franchise agreements existing before October 2005 (the "Existing Franchise Agreements"). If existing franchises which are governed by the Existing Franchise Agreement choose to purchase shares in the Offering, they will enter into the Revised Franchise Agreement with us. If they choose not to purchase shares, they will operate under the terms of the Existing Franchise Agreements until the expiration of such Existing Franchise Agreements. If they choose not to enter into a new franchise agreement with us at that time, they will terminate their relationship with us. The Existing Franchise Agreements each has a term of 10 years and the Revised Franchise Agreements each has a term of 5 years. The differences between the Existing Franchise Agreements and the Revised Franchise Agreement are summarized in the table at the end of Item 3(b) in this Offering Circular.

In summary, upon the completion of this Offering, the following changes will take place:

- Each of our franchises which elects not to buy shares of the Company in the Offering will remain as a franchise under the terms of their existing franchise agreement with us. Their relationship with the Company will continue to be governed by their existing franchise agreements. The franchise operating under the Existing Franchise Agreement may upon the expiration of the Existing Franchise Agreement enter into the franchise agreement being offered at such time or terminate its relationship with us.

- Each of our franchises which elects to buy shares of the Company in the Offering will enter into the Revised Franchise Agreement, if they have not already done so, substantially in the form filed as Exhibit 7 to the Offering Statement of which this Offering Circular is a part. If they are governed by the Existing Franchise Agreements before the offering, their franchise agreement with us will be terminated. They will also enter into the Amended and Restated Shareholders Agreement dated June 22, 2005 among the shareholders of the Company (the "Shareholders Agreement"), which will regulate their ownership of the shares. A copy of the Shareholders Agreement is filed as Exhibit 3 to the Offering Statement of which this Offering Circular is a part.

Services

We offer additional services and products to our franchises through our ownership and/or affiliation with the following entities (See **Sources of Revenues** below for fuller description of our subsidiaries and affiliates):

- Through Keystone Risk Managers, LLC, a Pennsylvania limited liability company, we offer risk management and placement services to our franchises to broaden their offerings to their medium and large sized commercial clients. We own 100% of the membership units of Keystone Risk Managers.

- Through Keystone Financial and Benefit Resources, LLC, a Pennsylvania limited liability company, we assist our franchises in selling financial services products, help them to obtain access to financial services markets and assist them in recruiting, hiring and training financial services sales personnel. We own 90% of the membership units of Keystone Financial and Benefit Resources, LLC. The remaining 10% of Keystone Financial and Benefit Resources, LLC is owned by Duncan Financial Group, LLC, a Pennsylvania limited liability company and a Keystone franchise, which is also a shareholder of the Company. The Duncan Financial Group, LLC has no other affiliation with the Company beyond the noted ownership interest.

- Through Keystone Benefits Services, LLC, a Pennsylvania limited liability company, we offer individual and group medical benefits products currently only in Pennsylvania for our franchises to sell. We anticipate that Keystone Benefits Services will follow our expansion into other states and provide its products and services to all of our franchises in all states in which Keystone is active. Keystone Financial and Benefit Resources, LLC owns 95% of the membership units of Keystone Benefits Services. The remaining 5% of Keystone Benefits Services is owned by Emerson, Reid & Company, a New York corporation which has no other affiliation with the Company beyond the noted ownership interest.

In addition, we have an ownership interest in Keystone Capital Investors, LLC, a Pennsylvania limited liability company.

- Through Keystone Capital Investors, Pennsylvania franchises who invest in Keystone Capital Investors are able to market and sell insurance products offered by Keystone National Insurance Company, Inc., a Pennsylvania stock property and casualty company ("KNIC"). Keystone Capital Investors is owned 4.69% by Keystone and the remainder by our Pennsylvania franchises. Keystone Capital Investors owns 49% of the capital stock of KNIC, which is rated A- by A.M. Best Co. The remaining 51% of KNIC is owned by Tuscarora Wayne Group, Inc., a subsidiary of Tuscarora Wayne Mutual Insurance Company located in Wyalusing, Pennsylvania. Tuscarora Wayne Group, Inc. has no other affiliation with the Company beyond the noted ownership interest. At this time, KNIC's insurance products are exclusively marketed by our Pennsylvania franchises that are investors in Keystone Capital Investors. We anticipate that Keystone Capital

Investors and KNIC will follow our expansion into other states and provide additional investment and marketing opportunities to all of our franchises in all states in which Keystone is active.

Business Model

Our management believes that our franchise model is successful because our Company is owned by our franchises and employees and our franchises are carefully selected independent insurance agencies that are owned by their principals, not by us. We believe this model enables our franchises to preserve their entrepreneurial natures while also maximizing the benefits of belonging to a larger, consolidated entity. The principals of these franchises are motivated to maximize their sales volumes, business reputations and market shares because they are the owners of their businesses and they retain the vast majority of the rewards of their efforts while providing direction for the Company and receiving the benefits of belonging to a growing network that provides them with many more value-added services than they could obtain or achieve on their own. Further, to our knowledge, we are the only entity of our kind that is wholly and exclusively owned by our franchises and our employees.

Our role as the franchisor and initiating aggregator of our independent insurance agency franchises is to gather and evaluate the business ideas and strategies generated by our franchises and to hone and implement those ideas and strategies that will most benefit the franchise network as a whole. We seek to provide our franchises a sufficient breadth of products, services and opportunities to allow them to remain independently owned and operated into perpetuity. More specifically, we provide our franchises, without limitation, the following services:

- negotiation, maintenance and administration of agreements between Keystone and various national and regional property and casualty insurance carrier companies and financial services carrier companies ("**Keystone Carrier Contracts**") (copies of the Keystone Carrier Contracts are filed with the SEC as Exhibit 9(a) to the Offering Statement of which this Offering Circular is a part);

- relationship management between our franchises and the insurance carriers and financial services carriers;

- the opportunity to access quality insurance and financial services carriers;

- exclusive property and casualty programs;

- loss ratio and growth management services;

- the limited, conditional right to use our trademark and trade name to promote their services;

- the use of our operating system;

- the right to purchase certain goods and services from suppliers with whom we have negotiated discounted prices;

- access to superior premium financing services; and

- access to our total suite of services available through our subsidiaries.

Many of the Keystone Carrier Contracts we negotiate are between us and the insurance carriers, but we may also negotiate and facilitate such agreements between the carriers and our subsidiaries, Keystone Financial and Benefit Resources, LLC, Keystone Risk Managers and Keystone Benefit Services. We provide our franchises full access to all of our subsidiaries and their products and services, although our franchises are not required to use these products and services.

We do not sell any insurance products under the Keystone Carrier Contracts. These contracts are negotiated for the benefit of our franchises and our subsidiaries. We do, however, reserve the right to do so and we have, from time to time, written business directly through our subsidiaries to clients.

At present, we have entered into approximately 56 contracts with insurance carriers, either directly or through our subsidiaries. Our five largest Keystone Carrier Contracts by volume of business underwritten consist of contracts with Penn National, St. Paul Travelers Insurance Company, Harleysville Insurance Co., Auto Owners, and Progressive. Keystone franchises placed over $187 million in premiums with just these five companies in 2006. These contracts generally (i) give us authority to represent the insurance carrier and sell their products and services, (ii) as a condition to such authority, require that we are a licensed insurance agent, and (iii) provide compensation and/or commission to our franchises.

Sources of Revenues

We earn our revenues through: franchise fees (initial licensing and ongoing monthly fees); percentages of profit sharing and bonuses earned by our franchises; insurance carrier expense reimbursement fees; financial services and program fees; as well as royalties on products, services and advertising purchased by or through us for our franchises. We may also receive non-monetary compensation, including promotional packages provided by insurance carriers, such as tours. These items are not reflected in the financial statements because they are generally allocated to franchises and generally not used by the issuer, although we have the right to retain them under the franchise agreements. To the extent that these items would be used by management, they would be included in management compensation and reported on their tax returns.

Under the Keystone Carrier Contracts, the insurance agencies are required to remit to the insurance carriers portions of premiums they collected, and we are responsible for remitting such portions of premiums if a franchise fails to do so. We have never had to make any such payment in the past. We have in place various precautions against such default payment. For example, we scrutinize the agencies' financial statements both before and after admitting them into the franchise. We also obtain a security interest in the assets of the franchise when they become our franchise.

In 2006, we derived our revenues from the following sources:

- $1,458,546 from franchise licensing and monthly fees;
- $220,754 from profit sharing and bonuses;
- $1,989,805 from insurance carrier expense reimbursement and program fees;
- $30,615 from royalties on products, services and advertising;
- $1,275,376 from revenues generated by our subsidiaries; and
- $55,067 from interest income and miscellaneous sources.
- $5,030,163 Total

Keystone Risk Managers, LLC

Our wholly-owned subsidiary Keystone Risk Managers provides property and casualty insurance products and risk management services to large commercial clients internationally. Keystone Risk Managers provides these services on behalf of itself and our franchises. Keystone Risk Managers also attracts, negotiates, maintains and administers agreements with property and casualty insurance carriers that are unique to Keystone Risk Managers and are not available through the Company and its other subsidiaries. Franchises may access these carriers and their products on an account-by-account basis, upon meeting certain qualifications.

Franchises are able to utilize Keystone Risk Managers' services for their businesses, but are under no obligation to do so. Franchises engage Keystone Risk Managers under terms and conditions negotiated solely between each franchise and Keystone Risk Managers.

Keystone Financial and Benefit Resources, LLC

We own 90% of the membership units of Keystone Financial and Benefit Resources, LLC. Duncan Financial Group, LLC, a Pennsylvania limited liability company, owns the remaining 10%. Duncan Financial Group is a Keystone franchise and a shareholder of the Company. Duncan Financial Group adds value to Keystone Financial and Benefit Resources, LLC through its staff of three (3) certified financial planners, two (2) certified public accountants, two (2) charter life insurance underwriters, two (2) estate planning attorneys and one (1) chartered financial consultant. Duncan Financial Group's licensed securities brokers work through their affiliation with Tower Square Securities, Inc., a licensed securities products broker-dealer, to provide Keystone Financial and Benefit Resources, LLC participants access to the securities market.

Keystone Financial and Benefit Resources, LLC attracts, negotiates, maintains and administers agreements with financial services providers for the benefit of our franchises and their clients. In addition, Keystone Financial and Benefit Resources, LLC recruits, trains and provides initial management of financial services sales personnel, and facilitates financing arrangements for such producers, to our franchises. All financing negotiations transpire directly between the franchise and the lender once Keystone Financial and Benefit Resources, LLC has made the initial introductions. Keystone Financial and Benefit Resources, LLC also acts as a facilitator to franchises, enabling them to access more complex financial services products for their clients. Franchises are able to utilize Keystone Financial and Benefit Resources, LLC in their businesses, but are under no obligation to do so.

Keystone Benefits Services, LLC

Keystone Financial and Benefit Resources, LLC owns 95% of the membership units of Keystone Benefits Services. Emerson, Reed & Company, a New York corporation, owns the remaining 5%. Emerson, Reed & Company is a subsidiary of USI Holdings Corporation, a publicly traded insurance and financial services company located in New York City. We formed Keystone Benefits Services in 2005 to enhance our franchises' abilities to market individual and group medical benefits products to their clients. Keystone Benefits Services currently provides our Pennsylvania franchises access to a wide range of medical benefits products, although it is our intent to extend those services to franchises in all the states in which we operate. In addition, Keystone Benefit Services will attempt to attract, negotiate, maintain and administer agreements with individual and group medical insurance carriers that are unique to Keystone Benefits Services and that are not available through Keystone or its other subsidiaries.

Our franchises are under no obligation to use the services of Keystone Benefits Services and may acquire individual and group medical benefits products for their clients through other avenues.

**(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.**

From 1983 to 1999, we served as an umbrella entity that provided substantially the same services we provide today for our franchises, but we did not pursue our own independent profit motives; rather, we existed primarily as a break-even entity, passing through all of our profits to our stockholder agencies (who were our shareholders) and funding our operations by billing our costs to these stockholder agencies. (See **Subsection (k) of this Item 3** for additional information on the Company's history.)

In 1999, we began implementing a plan to franchise our services to independent insurance agencies on a for-profit basis. This strategy represented a shift in Keystone's ideology and purpose, and is our primary business model today. By franchising our services and achieving profitability, we are able to provide more and better services and products for our franchises.

Today, we grant franchise licenses to independent insurance agencies. Each franchise is run in accordance with the terms of a franchise agreement entered into by and between the franchise and Keystone. Our franchise operations are regulated by the Federal Trade Commission (the "FTC") and, where applicable, state franchise operations commissions. We are required to maintain an updated Uniform Franchise Offering Circular according to FTC regulations, as well as the regulations of each state in which we operate our franchise model. A copy of the Uniform Franchise Offering Circular is filed as Exhibit 8 to the Offering Statement of which this Offering Circular is a part. We are currently authorized to conduct franchise operations in Indiana, Maryland, North Carolina, Pennsylvania and Virginia. (We have not entered Maryland at this time and we do not envision doing so in the near future.) Each franchise operates as an independently owned and operated insurance agency. Under the Uniform Franchise Offering Circular and the Franchise Agreement, each insurance carrier with which we enter into a Keystone Carrier Contract controls the powers of appointment and licensing under such contracts. This means that not every franchise obtains the authority to sell insurance products and services from all of the insurance carriers with whom we have negotiated a Keystone Carrier Contract. We choose the carriers with whom we enter into Keystone Carrier Contracts at our sole discretion.

Due to our unique aggregation strategy, our success requires that, over a reasonable period of time, all of our franchises have the majority of their written premiums placed with the insurance carriers with whom we have negotiated Keystone Carrier Contracts. Our goals for the percentages of premiums franchises place with the insurance carriers with whom we have negotiated Keystone Carrier Contracts, and our timelines for achieving these percentages, vary from state to state (although for those existing franchises who invest and shareholders who have accepted the Revised Franchise Agreement, the time periods and percentages will be uniform regardless of the state in which they are domiciled) and are determined based upon our length of time in the state, our breadth of presence in the state and the franchises' volumes of written premiums at the time of contracting with us.

Subject to the restrictions described above, each franchise may choose to place its insurance business and premiums with other insurance carriers and sell the insurance products of those other insurance carriers, without any restrictions imposed by us, and without requiring our approval, so long as any such insurance carrier does not have a Keystone Carrier Contract with us. In the event that any such insurance carrier has or enters into a Keystone Carrier Contract with us, the franchise must terminate its agreement with that carrier and operate under the Keystone Carrier Contract we negotiate with that carrier. Copies of Keystone Carrier Contracts are filed as Exhibit 9(a) to the Offering Statement of which this Offering Circular is a part.

Fees from franchises. In exchange for our services, we receive various fees from our franchises. These fees include the following:

- a one-time initial franchise licensing fee, ranging from $5,000 to $20,000, depending upon the state and our presence and maturity in that state;
- a monthly fee based upon the franchise's aggregate gross written premiums as of the prior year's end, which is calculated by us annually each May;
- an aggregate profit sharing fee of 2%, based upon the contingent commissions we receive from insurance carriers;

- an individual franchise "Profit Improvement Program" fee, if applicable, which is based upon successive years of non-profitability of a franchise's results with an insurance carrier, and which ranges from 0% to 40%;

- an individual profit sharing distribution fee, based upon the franchise's premium volumes and adjusted loss ratio with each insurance carrier with whom we have a Keystone Carrier Contract, which ranges from 0% to 15%;

- a growth bonus distribution fee, which is based upon a franchise's growth ranking as compared to the results of all other franchises with a particular insurance carrier (5% for the top third of franchises, 10% for the second third and 15% for the bottom third experiencing the lowest growth rate with the carrier);

- 15% on other bonuses we negotiate, which are not primarily based on profit or growth; and

- fees relating to discounted products or services we negotiate for our franchises. In certain circumstances, we may receive a royalty on the products or services purchased by our franchises from these providers. These royalties are paid by the provider and are not the responsibility of the franchise. We do not require franchises to purchase any products or services from these designated providers.

Those franchises that purchase shares in this Offering, if governed by the Existing Franchise Agreements, will be required to terminate their Existing Franchise Agreements with us and to enter into the Revised Franchise Agreement. They will not be required to pay the initial franchise licensing fee. Those franchises that do not invest in this Offering will continue to operate under their existing franchise agreements until they expire according to their terms, or those franchises may elect to enter into the Revised Franchise Agreement. Upon expiration, these franchises will enter into the franchise agreement in place at that time or terminate their relationship with us.

Payments from Insurance Carriers. We also receive revenues directly from insurance carriers with whom we have negotiated Keystone Carrier Contracts. In certain circumstances, we receive expense reimbursement fees from these carriers. We negotiate these fees for our exclusive benefit. These fees may represent a percentage of the premiums written by our franchises or a lump-sum payment, and are paid to us in consideration for the extensive marketing, growth, profitability and relationship management services we provide the carriers through our franchise network.

In addition, insurance carriers sometimes reward us with non-monetary compensation for meeting or exceeding certain performance objectives. Although we have the right under our franchise agreements to retain any such non-monetary compensation from insurance carriers with whom we have negotiated Keystone Carrier Contracts, we have in the past distributed any such non-monetary compensation to our franchises. In the case where any such non-monetary compensation has been given by a carrier solely due to the efforts of a particular franchise, we are required under the franchise agreements to distribute that non-monetary compensation to the franchise.

Payments from Keystone Risk Managers. We derive revenues from the profits generated by Keystone Risk Managers. Keystone Risk Managers' revenues are determined from the sales, marketing and risk management services it provides to its own clients and to those of our franchises. These revenues represent a commission or a split of commissions that are negotiated directly between Keystone Risk Managers and its clients and our franchises that utilize the services of Keystone Risk Managers based on the amount of work involved. For the year ended December 31, 2006, Keystone Risk Managers earned $141,022 in profits from the provision of its services.

Payments from Keystone Financial and Benefit Resources, LLC. We derive revenues from the profits generated by Keystone Financial and Benefit Resources, LLC. In the years 2002-2007, the Keystone Financial and Benefit Resources, LLC's profits and losses will be shared equally with Duncan Financial Group. Beginning in 2008, Duncan Financial Group's share of the profit/loss split with Keystone Financial and Benefit Resources, LLC will decrease 10% annually, with Keystone receiving the remaining portion of the profits/losses of Keystone Financial and Benefit Resources, LLC, until 2011, at which time Duncan Financial Group's share of Keystone Financial and Benefit Resources, LLC's profits/losses will be 10%. Duncan Financial Group's share will remain at 10% per annum thereafter, with Keystone receiving 90% of the operating profits and losses of Keystone Financial and Benefit Resources, LLC.

Keystone Financial and Benefit Resources, LLC derives its revenues from expense reimbursement fees from the insurance carriers with whom it has entered into a Keystone Carrier Contract, from the profits generated by its subsidiary Keystone Benefits Services, from a 15% fee it charges on any bonuses it receives, and from splits on commissions generated by the sales of its products and services made by our franchises in certain circumstances. The price of the products and services are negotiated individually based on the amount of work involved. For the year ended December 31, 2006, Keystone Financial and Benefit Resources, LLC earned $6,215 in profits from the sale of products and services.

Revenues from Keystone Benefits Services. We derive revenues (through Keystone Financial and Benefit Resources, LLC) from the expense reimbursement Keystone Benefits Services negotiates with the insurance carriers with whom it has a Keystone Carrier Contract. These fees are based upon the aggregate production generated by our franchises and upon Keystone Benefits Services meeting or exceeding certain performance standards set by the insurance carrier. In addition, Keystone Benefits Services retains a percentage of any bonus or contingency it receives.

We converted our original stockholder agencies into franchises on or about March 1, 2006. All of the stockholder agencies who were our shareholders of record as of June 22, 2005 have terminated their existing services agreements with us and have signed the Revised Franchise Agreement entered into by all franchises that purchase shares in this Offering.

The main differences between the Existing Franchise Agreement and Revised Franchise Agreement are in the structure and calculation of the fees that the franchisees are required to pay. The table below shows comparison of the fees charged under the two agreements.

<table>
<tr><th></th><th>Existing Franchise Agreement</th><th colspan="2">Revised Franchise Agreement</th></tr>
<tr><td rowspan="3">Monthly Service fee</td><td rowspan="3">The greater of (1) $200 per month, or (2) the aggregate total of the following divided by 12: (x) .50%, if the 80% Premium Placement Requirement option is chosen, or .60% if the 90% Premium Placement Requirement option is chosen, of the first $1,500,000 of the franchisee's Gross Written Premium in common with Keystone, plus (y) .25% of the franchisee's Gross Written Premium in common with Keystone greater than $1,500,000 but less than $2,500,000, plus (z) .10% of the franchisee's Gross Written Premium in common with Keystone equal to $2,500,000 and greater. If the franchisee fails to meet its Premium Placement Requirement when due, the monthly service fee is increased by 25% of its then current monthly service fee but in no event will its monthly service fee exceed $1,250. If the Premium Placement Requirement is not met, then a 10-25% penalty is applicable.</td><td colspan="2">The Monthly Service Fee is determined in accordance with the table below and is based on the franchisee's Gross written Premium during the immediately preceding calendar year.</td></tr>
<tr><td>Gross Written Premium</td><td>Monthly Fee</td></tr>
<tr><td><$1 million<br>$1 – 2 million<br>>$2 – 4 million<br>>$4 – 6 million<br>>$6 – 8 million<br>>$8 – 10 million<br>>$10 – 12 million<br>>$12 – 14 million<br>>$14 – 16 million<br>>$16 – 18 million<br>>$18 – 20 million<br>>$20 – 22 million<br>>$22 – 24 million<br>>$24 – 26 million<br>>$26 – 28 million<br>>$28 – 30 million<br>>$30 – 32 million<br>>$32 – 34 million<br>>$34 – 36 million<br>>$36 – 38 million<br>>$38 – 40 million<br>>$40 – 42 million<br>>$42 – 44 million<br>>$44 – 46 million<br>>$46 – 48 million<br>>$48 – 50 million<br>>$50 million</td><td>$500<br>$600<br>$700<br>$800<br>$900<br>$1,000<br>$1,050<br>$1,100<br>$1,150<br>$1,200<br>$1,250<br>$1,300<br>$1,350<br>$1,400<br>$1,450<br>$1,500<br>$1,550<br>$1,600<br>$1,650<br>$1,700<br>$1,750<br>$1,800<br>$1,850<br>$1,900<br>$1,950<br>$2,000<br>Add $50 per $2 million of Gross Written Premium.<br>If the Premium Placement Requirement is not met, then a 10% penalty is applicable.</td></tr>
<tr><td>Aggregate Profit Sharing Distribution</td><td>2% of the total profit sharing funds received from each Keystone Insurance Carrier.</td><td colspan="2">2% of the total profit sharing funds received from each Keystone Insurance Carrier.</td></tr>
<tr><td>Profit Improvement Penalty</td><td>N/A.</td><td colspan="2">If the franchisee is unprofitable with a carrier regarding profit sharing it shall pay a penalty to Keystone as follows. In the first year, the Profit Improvement Penalty will be collected by Keystone and 100% reallocated to profitable franchisees with that particular carrier in accordance with Individual Profit Sharing Distribution</td></tr>
</table>

<table>
<tr>
<td></td>
<td></td>
<td>fees. 50% of all Profit Improvement Penalties collected for the second and subsequent year(s) of unprofitability will be reallocated to profitable franchisees in accordance with Individual Profit Sharing Distribution fees, 50% will be retained by Keystone and not reallocated to franchisees. These fees will be used by Keystone to advance the objectives of Keystone's profit and growth division. The Board of Directors of Keystone may in its sole discretion exempt a franchisee or carrier from the profit sharing penalty.
<table>
<tr><td>Loss Ratio</td><td>55.1%-60%</td><td>60.1%-65%</td><td>65.1%-70%</td><td>70.1%-75%</td><td>75.1%-100%</td><td>100.1% and greater</td></tr>
<tr><td>1st year of unprofitability</td><td>5%</td><td>10%</td><td>15%</td><td>20%</td><td>25%</td><td>40%</td></tr>
<tr><td>2nd and subsequent year(s) of unprofitability</td><td>10%</td><td>20%</td><td>30%</td><td>40%</td><td>50%</td><td>80%</td></tr>
</table>
</td>
</tr>
<tr>
<td>Individual Profit Sharing Distribution Fee</td>
<td>(x) 15% of the franchisee's Individual Profit Sharing Distribution, if the franchisee's total annual written premium with the Keystone Insurance Carrier is equal to $200,000 or less; (y) 5% of the franchisee's Individual Profit Sharing Distribution, if its total annual written premium with the Keystone Insurance Carrier is greater than $200,000 and its Loss Ratio with such Keystone Insurance Carrier is greater than 30%; or (z) no fee is owed if the franchisee's total annual written premium with the Keystone Insurance Carrier is greater than $200,000 and your Loss Ratio with such Keystone Insurance Carrier is equal to 30% or less.</td>
<td>Individual Profit Sharing Distribution Fee is based on the franchisee's Adjusted Loss Ratio and/or franchisee's Gross Written Premium. If the franchisee's Gross Written Premium is less than or equal to $200,000 the Individual Profit Sharing Distribution Fee is 15% of the franchisee's Individual Profit Sharing Distribution. If the franchisee's Gross Written Premium is greater than $200,000 the Individual Profit Sharing Distribution Fee is determined in accordance with the following table:
<table>
<tr><th>Adjusted Loss Ratio</th><th>Individual Profit Sharing Distribution Fee</th></tr>
<tr><td><40%</td><td>0%</td></tr>
<tr><td>40% - 50%</td><td>2.5%</td></tr>
<tr><td>>50% - 60%</td><td>5.0%</td></tr>
<tr><td>>60%</td><td>7.5%</td></tr>
</table>
Individual Profit Sharing Distribution Fees are applied to the franchisee's final distribution after application of Profit Improvement Penalties, if any.</td>
</tr>
<tr>
<td>Bonus Distribution Fee</td>
<td>15% of the franchisee's Individual Bonus Distribution; 15% of the franchisee's Individual Growth Bonus</td>
<td>15% of the franchisee's Individual Bonus Distribution for all bonuses other than growth related bonuses.<br>15% of the franchisee's Individual Bonus Distribution if its premium growth with a Keystone Insurance Carrier is in the bottom 1/3 of all franchisees who have appointments with that carrier and</td>
</tr>
</table>

| | | |
|---|---|---|
| | Distribution. | experience growth with that carrier;<br>10% if the franchisee's premium growth with a Keystone Insurance Carrier is in the middle 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier;<br>5% if the franchisee's premium growth with a Keystone Insurance Carrier is in the top 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier. |
| Financial Services Commission | An amount equal to 15% of the franchisee's gross commission earned on all premiums placed with each Keystone Insurance Carrier on the sale of financial services products. | An amount equal to 15% of the franchisee's gross commission earned on all premiums placed with each Keystone Insurance Carrier on the sale of financial services products, unless paid by the carrier in the form of expense reimbursement. |
| Annuities Fee | 15% of the franchisee's production bonuses (excluding commissions) earned on the sale of annuities. | 15% of the franchisee's production bonuses (excluding commissions) earned on the sale of annuities. |

**(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of the competitors' products or services, including a description of any variations in price or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.**

Since we commenced operations in 1983, we have observed a significant increase in the number of insurance agency aggregators nationally. While we believe that our business model is unique, due to the fact that our shares are held exclusively by our franchises, their principals and employees, entities controlled by their principals and our employees, there are many entities competing with us in the aggregation of independent insurance agencies. These competitors use a variety of business platforms, including outright purchases of independent agencies, clustering independent agencies, and master general agent arrangements. In Pennsylvania, North Carolina, Virginia and Indiana, we compete with several nationally known aggregators such as BB&T (Branch Banking & Trust Company), Wachovia Bank, NA, Brown & Brown, Inc., Strategic Independent Agents Alliance (SIAA) and The Iroquois Group.

Following is a summary of the relative size and financial and market strengths of the above-referenced competitors.

BB&T: BB&T is the nation's 10th-largest financial holding company with assets of over $102 billion. BB&T and its subsidiaries offer full-service commercial and retail banking and additional financial services such as insurance, investments, retail brokerage, corporate finance, treasury services, international banking, leasing and trust. BB&T operates more than 1,400 branches in the Carolinas, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Georgia, Florida, Alabama, Indiana and Washington, D.C. The company is the largest business lender in the Carolinas and is the largest mortgage lender in North Carolina and West Virginia.

Wachovia Corporation: Wachovia Corporation is a diversified financial services company that provides a broad range of banking, asset management, wealth management, and corporate and investment banking products and services. They are one of the largest providers of financial services in the United States, operating as Wachovia Bank in 15 states from Connecticut to Florida and west to Texas, and serving retail brokerage clients under the name Wachovia Securities nationwide as well as in five Latin American countries. They also serve investment banking clients in selected industries nationwide, and provide global services through 40 offices around the world. Total assets are $532 billion.

Brown & Brown, Inc.: Headquartered in Daytona Beach and Tampa, with origins dating back to 1939, Brown & Brown, Inc. was incorporated under the laws of the state of Florida in 1959. The Company is a publicly owned corporation with its stock traded on the New York Stock Exchange under the symbol BRO (NYSE:BRO). Brown & Brown has grown and expanded to the point that it is currently ranked as the seventh largest independent insurance intermediary organization in the U.S., and the eighth largest such firm in the world (based on the July 2005 ranking by Business Insurance magazine). The Company markets and sells primarily property/casualty insurance and employee benefit products and services. Brown & Brown and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, and managed health care programs. They also provide service to business, public entity, individual, trade and professional association clients nationwide. Total assets are $1.25 billion.

Strategic Independent Agents Alliance: SIAA is an international, independent insurance agency network. They are comprised of larger master agencies and local independent agencies, as well as direct writers, captives, producers and life and financial service agents who become independent strategic participants in their master agency network. They offer commission and profit sharing override opportunities to smaller, independent agencies who want to be competitive and remain independent. Currently, SIAA operates in 48 United States and Canada, has more than $3.7 billion in premium volume and comprises more than 1,800 independent agencies.

Iroquois Group: Iroquois is a family owned and operated Insurance Network headquartered in upstate New York. Through a series of partnerships, Iroquois has expanded to over 1,400 members in 30 states. The focus of Iroquois is to bring together small and midsized agents and the markets they need on an economical basis. Total annual premium volume is $160 million; annual revenues are in excess of $23 million.

Trends

Over the past 25 years, the independent insurance agency system has undergone significant consolidation at both the agency and insurance carrier level. Each year, the number of insurance carriers conducting purely independent operations continues to decline. This trend is due to the highly competitive insurance marketplace and the necessity of having economies of scale, product breadth and increasing efficiencies. This trend creates more strain on insurance carriers' distribution systems, with independent insurance agencies often losing out as they are able to represent fewer and fewer insurance carriers and forced to compete against larger agencies and alternative distribution strategies, thereby reducing the opportunities they can provide to their clients and thus reducing their profits. This trend, along with other economic factors, has contributed to the need for independent insurance agencies to look for ways to improve their efficiencies, create economies of scale and secure a broad stream of products and services to provide their clients in order to remain independently owned and operated. The industry is therefore ripe for a variety of aggregation strategies, and we believe it is likely that insurance agency aggregation will continue to expand through the industry, resulting in larger entities all vying for clients and insurance carrier attention.

Competition

We compete with other insurance aggregators in attracting and obtaining independent insurance agencies to participate in our franchise model. During the last four years in particular, the concept of insurance aggregation has rapidly expanded, with a variety of business models coming into existence and competing with us. This trend creates an environment in which more aggregators are competing for a pool of independent insurance agencies that is slowly diminishing as aggregation occurs nationwide. This concept of diminishing numbers of independent agencies may impact our growth in the long run, but is not likely to be a factor that will materially impact our planned growth in the near future, however, because the Independent Insurance Agents and Brokers of America has reported that there are currently 39,000 independent insurance agencies in the U.S. What is not known is how many of these agencies are already part of a franchise or other aggregated network.

We have been very successful in our insurance agency aggregation strategies, with a 99.99% retention of our agencies over the past 23 years. We have only actually disengaged from one franchise over our 23 years of operations. We compete on the bases of business reputation, ownership participation in Keystone, scope of services, allowing our participants to remain independently owned and operated, and our historic ability to implement the ideas and strategies of our agency participants. We believe that these factors promote an environment in which our franchises can be more successful than any one of them could be on its own, due in part to the fact that our franchises are the owners of our stock.

**Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.**

**(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its markets or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as be advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.**

We market our franchise opportunities through several avenues. We rely most heavily upon referrals from existing franchises, but we augment that word-of-mouth advertising with print marketing, ads and targeted mailings. Each of our franchises acquires a limited license to use our trademarks to help them to market their own services, which also results in them marketing our services as well.

We seek existing independent insurance agencies that have demonstrated successful business operations over a substantial period of time, have favorable business reputations, strong ethics and share our philosophy of remaining independent while achieving greater opportunities through partnership with similar, quality peers.

We employ a number of other strategies to increase our market share. Our senior management team was built by attracting talented and experienced people in the industry. Our five senior officers all have significant experience in the industry, with experience in running successful insurance companies and agencies, and, in some cases, having worked in the insurance agency aggregation business. Two senior management executives with significant experience in the industry concentrate on working with independent agencies to encourage them to participate in our franchise system. All of our senior officers are actively engaged in marketing our franchise opportunities and services, as well as the services of our subsidiaries.

We also maintain a web site located at http://keystoneinsgrp.com, which explains our business to prospective franchises and the public. The secured section of our web site provides extensive educational, communication and marketing resources for our franchises.

**(e) State the backlog of written firm orders for products and/or services as of a recent date and compare it with the backlog of a year ago from that date.**

We do not have a backlog of written firm orders for our services; our business model does not produce such backlogs.

**(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration dates of any collective bargaining agreements. If the Company's employees are on strike, or have been in the past three**

**years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

We currently have twenty-two (22) full-time and four (4) part-time employees. Five (5) of the full-time employees are senior officers, including our President and Chief Executive Officer. Eight (8) are middle managers, and nine (9) are administrative employees. The four (4) part-time employees are administrative personnel. None of our employees are subject to a collective bargaining agreement. Upon the completion of this Offering, we intend to hire five additional full time employees and one additional part-time employee to execute our expansion strategy. We also intend to develop an incentive plan upon the completion of the Offering to incentivize our middle managers. Our employee benefit plan includes:

(1) Long Term Care plan with Transamerica Occidental Life Insurance. Participation is optional and 100% paid for by employees;

(2) Dental plan with Principal Financial Group. Participation is optional and 100% paid for by employees;

(3) 401(k) plan with Travelers Life and Annuity. Employer provides 3% contribution on gross wages and employee contributions are discretionary and tax-deferred;

(4) Individual Life plan with Cincinnati Life Insurance Company, which provides term life insurance coverage. Participation is optional and 100% paid for by employees;

(5) Group Health plan with Blue Cross, which provides full medical benefits with no deductible and with the option of single, family or parent/child coverage. The employee contribution is 24% of the employer cost;

(6) Group Life/Disability plan with Harleysville Insurance Company, which provides life insurance coverage of 1.5 times salary for corporate staff and 2 times salary for owners/officers, up to $200,000 maximum, and long term disability coverage of two-thirds of salary up to age 65 with a maximum of $10,000 per month;

(7) Eight paid holidays per year, plus one floating holiday; and

(8) Paid vacation days, which vary by position and length of services.

**(g) Describe generally the principal properties that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

Our corporate headquarters is situated on 14.5 acres of land that we own located at 1995 Point Township Drive in Northumberland, Pennsylvania. Our office facility consists of 7,333 square feet of operating space. We purchased the property in November 2002 by securing a conventional mortgage in the principal amount of $495,000. A second mortgage in the principal amount of $100,000 was secured to fund building renovations and modifications. These outstanding mortgage balances as of December 31, 2006 were $434,950 and $73,315, respectively.

Our franchises independently either own or rent their own office spaces. We have no current plans to acquire any real property.

**(h) Indicate the extent to which the Company's operations depends or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including the use of any confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

We own the following four Federal trademark registrations:

- Mark: KEYSTONE INSURERS GROUP
  Registration No.: 2,392,852
  Registration Date: October 10, 2000
  Services: Insurance agencies and insurance brokerage services
  (Insurance Class 036).

- Mark: KEYSTONE INSURERS GROUP AND DESIGN
  Registration No.: 2,391,074
  Registration Date: October 3, 2000
  Services: Insurance agencies and insurance brokerages services
  (Insurance Class 036).

- Mark: KEYSTONE INSURERS GROUP
  Registration No.: 2,540,964
  Registration Date: February 19, 2002
  Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages
  (Insurance Class 035).

- Mark: KEYSTONE INSURERS GROUP AND DESIGN
  Registration No.: 2,540,977
  Registration Date: February 19, 2002
  Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages

(Insurance Class 035).

- Mark: KIG
  Registration No.: 3,161,686
  Registration Date: October 24, 2006
  Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages.

We own the following pending Federal trademark application:

- Mark: KEYSTONE BENEFIT & FINANCIAL RESOURCES
  Registration No.: n/a
  Registration Date.: n/a
  Application No.: 77/111,732
  Filing Date: February 20, 2007
  Services: Franchising, namely offering technical assistance in the establishment and operation of financial consultation services, financial management services, and financial planning services (International Class 035); financial consultation services, financial management services, and financial planning services (International Class 036).

We license a limited right to use our trademarks to our franchises. Our franchise agreements and our operating manual contain specifications regarding the proper use of our trademarks. All licenses are non-exclusive.

To protect our trademarks, we have instituted two suits alleging trademark infringement which have been filed at the following docket numbers and courts:

Keystone Insurers Group, Inc. v. Key Insurance Group, LLC, Civil Action No. 4 CV 07-0179, United States District Court for the Middle District of Pennsylvania

Keystone Insurers Group, Inc. v. Joseph C. Zappia, Jr. d/b/a Keystone Insurance Group, Civil Action No. 03:07 CV 00093 KRG, United States District Court for the Western District of Pennsylvania.

We believe that we will successfully protect our trademarks in both cases.

We do not own any issued patents or copyright registrations.

We protect our confidential information by having all of our senior officers sign non-piracy/confidentiality agreements with us that require that these employees keep our sensitive information confidential. We generally do not disclose confidential information to any employees other than our senior officers. Upon termination from Keystone, employees must account for and return all confidential materials they have in their possession.

**(i) If the Company's business, products, or properties are subject to material regulation by federal, state or local governmental agencies, indicate the nature and extent of regulations and its effects or potential effects upon the Company.**

Our business is dependent upon the health of the insurance agency business and the insurance industry as a whole. The insurance industry and insurance agents are subject to complex and broad regulation and supervision by state insurance authorities, primarily. State insurance authorities supervise the licensing of insurance agents and brokers and regulate the handling and investment of insurance customer funds. In order to continue to derive revenues from our franchises, we must depend upon the franchises to comply with all applicable statutes and regulations in the conduct of their businesses.

The insurance industry has recently experienced a significant amount of scrutiny of some of its compensation practices from regulatory bodies, including state Attorneys General and the departments of insurance for various states. It is possible that the investigations and law suits undertaken by these authorities may lead to new and expanded regulations regarding compensation arrangements between insurance carriers and agents and brokers, particularly with respect to the payment of incentive compensation, which constituted 32% of our revenues in 2006. These investigations and lawsuits have focused primarily on commercial insurance contracts to date, although new investigations and suits are being filed. We cannot now predict the outcome of these investigations and lawsuits at this time, although legislators and industry associations are currently calling for enhanced disclosures to insurance consumers of all compensation arrangements. These heightened disclosure requirements, if they become mandatory, would add additional expenses to our franchises' businesses and reduce or even extinguish our revenues from incentive compensation. Any new regulations regarding compensation arrangements could require reformation of our compensation and fee schedules.

**(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

A full description of each of our subsidiaries is set forth in **Subsection (b) of this Item 3**, beginning on page 21. The subsidiaries are included and consolidated in the financial statements.

**(k) Summarize the material events in the development of the Company during the past five years, or for whatever less period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

A description of the material events in the development of the Company during the past five years is set forth in **Subsection (a) of this Item 3.** We have also taken a number of steps affecting our shares and shareholders in anticipation of this Offering.

- In April 2006, our board of directors approved a 5.7005 to 1 stock split to reduce the price of our stock from $57,005 per share to $10,000 per share. The valuation of the shares was determined according to the valuation performed by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry. The valuation was determined based on the financials of the Company for the year ending December 31, 2005. To see a summary of the methodology, assumptions and calculations that support the value established, you may review a copy of the appraisal dated May 1, 2006 performed by Reagan Consulting, Inc.

- The shares are currently priced at $13,013 per share. The valuation of the shares was determined according to the valuation performed by Reagan Consulting, Inc. based on the financials of the Company for the year ending December 31, 2006. To see a summary of the methodology, assumptions and calculations that support the value established, you may review a copy of the appraisal dated April 17, 2007 performed by Reagan Consulting, Inc.

- Our board of directors also approved termination of the Services Agreement that had been in place between us and our stockholder agencies (who are our existing shareholders) since 2000. Under such Services Agreement, Keystone had provided certain defined services to the stockholder agencies and the stockholder agencies agreed to abide and be bound by the Keystone operations policies and procedures as adopted and amended from time to time by our board of directors. In connection with the termination of the Services Agreement, our board of directors approved our stockholder agencies becoming franchises of Keystone with equal rights as those granted to the other franchises which purchase shares in the Offering. The stockholder agencies entered into the Revised Franchise Agreement by on or about March 1, 2006 and their relationship with the Company is governed by the terms of such agreement.

- Our existing franchises that purchase shares in this Offering will be required to terminate their Existing Franchise Agreements with us, if they are governed by the Existing Franchise Agreement, and enter into the Revised Franchise Agreements. Going forward, all new franchises will enter into the Revised Franchise Agreement or the franchise agreement then in effect as a condition of their becoming a franchise. Our existing franchises that do not purchase shares in this Offering will continue to operate under the terms of their existing franchise agreement until such agreements expire according to their terms, or they can enter into the Revised Franchise Agreement. Upon expiration, these franchises will enter into the franchise agreement being offered at that time if they wish to remain with us or terminate their relationship with us.

- Our board of directors approved the provisions of an Amended and Restated Shareholders Agreement dated June 22, 2005 (the "Shareholders Agreement"), that governs our relationship with our existing and future shareholders. The Shareholders Agreement includes certain rights of first refusal in connection with the transfer of shares, eliminates blanket pre-emptive rights, and sets certain ownership limitations on all shareholders and on all senior officers as a group, among other provisions. Under the Shareholders Agreement, shareholders will not have any right to purchase any stock unless the sale is a part of a major offering of 150 shares or more. In addition, all shareholders must be active participants in Keystone. If a shareholder ceases to be an active participant in Keystone, including due to death, retirement, disengaging as a franchise, permanent disability or otherwise, mandatory redemption provisions require that such shareholder's shares be offered to Keystone or the other shareholders. All stock certificates will bear a legend notifying the shareholders of these restrictions. While the Company intends to strictly enforce the transfer restrictions and redemption rights set forth in the Shareholders Agreement, such provisions, and other provisions of the agreement, may be revised or modified by our board of directors or our shareholders from time to time upon the approval of at least 80% of the members of the board of directors or the holders of a majority of our voting shares. A copy of our Shareholders Agreement is filed as Exhibit 3 to the Offering Statement of which this Offering Circular is a copy.

- Our board of directors amended and restated our By-Laws to authorize, among other things, an increase in the number of directors from 9 to 12 (the "Amended and Restated By-Laws"). The three new directors will be selected from among the new shareholders/franchises of Keystone following the Offering. This will permit the new shareholders/franchises to be a part of and participate in the Company's management following the Offering. A copy of our Amended and Restated By-Laws is filed as Exhibit 2 to the Offering Statement of which this Offering Circular is a part.

- As an incentive to our stockholders to approve the Offering, give up their blanket pre-emptive rights, terminate their services agreement with us and accept the Revised Franchise Agreement, our board of directors approved the issuance to our existing shareholders of up to 20% of the issued and outstanding shares of the Company upon completion of this Offering. As a result, following the Offering, the Company intends to issue options to the existing shareholders entitling them to receive in the aggregate up to 20% of the Company's shares then issued and outstanding. Such options would be exercisable at any time within 5 years of the date of issuance. The exercise price would be $10,000 per share. The final determination of the percentage of shares represented by such options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering.

Our shareholders approved and ratified the above-mentioned actions, among others, at the annual shareholders meeting held on June 22, 2005.

**ITEM 4.**

**(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for**

**the Company to become profitable, and indicate the expected manner of occurrences or the expected method by which the Company will achieve the milestones.**

Not applicable. The Company had net income of $93,700 in 2006.

**(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.**

Not applicable.

## OFFERING PRICE FACTORS

**If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.**

**ITEM 5. What were net, after-tax earnings for the last fiscal year?**

Total: $93,700 for the year ending December 31, 2006 which equals $342.45 per share.

**ITEM 6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

Offering Price Per Share: $13,013
Net After-Tax Earnings Last Year Per Share (price/earnings multiple):
$13,013 / $342.45 = 38.00

**ITEM 7.**

**(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

As of December 31, 2006, the net tangible book value of the Company was $786,888 ($16,394 per share before the stock split; $2,876 per share after the 5.7005-for-1 stock split). The net tangible book value is based on the Consolidated Financial Statements for the years ending December 31, 2006, 2005 and 2004 which is attached to the end of this Offering Circular, following Item 50.

**If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.**

The difference between the $2,876 net tangible book value per share and the $13,013 offering price per share is the value of the "earnings capacity" or the "intangible value" of the Company. This difference is detailed in the "Fair Market Valuation of Keystone Insurers Group As of December 31, 2006" provided by Reagan Consulting, Inc. dated April 17, 2007. Reagan Consulting, Inc. is an Atlanta, Georgia based firm specializing in the insurance industry. This value has been established through the use of the discounted cash flow method. To see a summary of the methodology, assumptions and calculations that support the value established, you may review a copy of the appraisal performed by Reagan Consulting, Inc. dated April 17, 2007.

**(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)**

Not applicable. Please note, however, that on April 26, 2006, in connection with our 1 to 5.7005 stock split, we issued an aggregate of 273.6223 shares of Common Stock to all the 32 existing holders of our outstanding common stock in consideration for their surrendering of the Common Stock held by them, to reduce our share price to $10,000 per share, based on the fair market valuation of our shares at $57,005 per share as of December 31, 2005, before the stock split, as determined by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry. To see a summary of the methodology, assumptions and calculations that support the value established, you may review a copy of the appraisal performed by Reagan Consulting, Inc. dated May 1, 2006.

**ITEM 8.**

**(a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold: 50.67%
If the minimum is sold: 21.11%

The percentages do not include the options which will be issued to the existing shareholders upon the completion of this Offering. Our board of directors has authorized the issuance to the existing shareholders of options exercisable for up to 20% of the shares of common stock issued and outstanding upon the completion of the Offering. The board authorized the issuance of such options in exchange for the shareholders' agreement to waive their blanket pre-emptive rights, terminate the services agreement and enter into franchise agreements with us. The final determination of the number of shares represented by the options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering. Assuming that options exercisable for the maximum number of shares (20%) are issued to the existing shareholders and exercised by them upon the completion of the Offering, the percentage of the outstanding shares of the Company investors in this Offering will have would be as follows:

If the maximum is sold: 43.15%
If the minimum is sold: 18.22%

**(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If the maximum is sold: $8,557,639
If the minimum is sold: $4,861,947

The $13,013 price per share for Keystone's common stock reflects the Company's decision to set the share price at a number that was low enough to make purchase possible for investors.

In April 2006, our board of directors approved a 5.7005 to 1 stock split to reduce the price of our stock from $57,005 per share to $10,000 per share. The valuation of the shares was determined according to the valuation performed by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry. For the year ending December 31, 2005, there were 49 shares issued and outstanding, the value attributed to the Company was $2,793,227. The valuation was determined as of the financials of the Company for the year ending December 31, 2005.

In a report dated April 17, 2007, Reagan Consulting, Inc. valued the shares at $13,013 per share based on the financials of the Company for the year ending December 31, 2006. Currently and for the year ending December 31, 2006, there are 273.6223 shares issued and outstanding with a value attributed to the Company of 3,560,723. To see a summary of the methodology, assumptions and calculations that support the value established, you may review a copy of the appraisals dated May 1, 2006 and April 17, 2007 performed by Reagan Consulting, Inc.

The post-offering valuation of the Company has been calculated by adding to the proceeds of the Offering ($4,996,992 maximum and $1,301,300 minimum) the pre-offering valuation of $3,560,723 or multiplying the total outstanding shares after offering (657.6223 if maximum is sold and 373.6223 if minimum is sold) by the offering price ($13,013). Accordingly, the post-offering valuation of the Company if the maximum amount of shares is sold is $8,557,639 and the post-offering valuation of the Company if the minimum amount of shares is sold is $4,861,947.

**Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

## USE OF PROCEEDS

**ITEM 9.**

**(a) The following table sets forth the use of the proceeds from this Offering:**

| | If Minimum Sold | If Maximum Sold |
|---|---|---|
| **Total Proceeds** | $1,301,300 | $4,996,992 |
| **Less: Offering Expenses** | | |
| Commissions & Finders Fees | $25,000 | $25,000 |
| Legal & Accounting | $175,000 | $175,000 |
| Copying & Mailing | $10,000 | $10,000 |
| Other (Specify): | | |
| Informational Meetings | $15,000 | $15,000 |
| Net Proceeds from Offering: | $1,076,300 | $4,771,992 |

| Use of Net Proceeds: | Amount | Percentage of Net Proceeds | Amount | Percentage of Net Proceeds |
|---|---|---|---|---|
| Expansions | $370,000 | 34.4% | $850,000 | 17.8% |
| Automation study & development | $150,000 | 13.9% | $200,000 | 4.2% |
| Expansion of profit & growth | $110,000 | 10.2% | $150,000 | 3.2% |
| Franchise consulting service division | $38,000 | 3.5% | $75,000 | 1.6% |
| Recruitment and training of P&C salespeople | $370,000 | 34.4% | $950,000 | 20.0% |
| Targeted acquisitions & internal growth* | $0 | 0% | $2,446,000 | 51.1% |
| Working capital** | $38,300 | 3.6% | $100,992 | 2.1% |
| Total Use of Net Proceeds | $1,076,300 | 100% | $4,771,992 | 100% |

* "Targeted acquisitions & internal growth" includes (a) acquisitions of businesses that will complement our core business methodology, such as acquisitions of wholesalers of insurance policies and third party administrative firms, and (b) expansion of resources we make available to our franchises, e.g., hiring additional insurance professionals such as loss analysts,

state managers and data technicians. There are no specific acquisitions probable at the present time.

** Anticipated working capital needs include the payment of insurance premiums to insurance companies, cost of advertising, negotiating and executing insurance carrier contracts and franchise agreements, cost of providing additional value added franchise services to our franchises, such as the cost of office equipment, office rent and additional employees, and other working capital uses.

We will use the net proceeds from this Offering in the following order of priority: (i) expansion into additional states; (ii) recruitment and training of P&C sales people; (iii) automation study and development; (iv) expansion of profit and growth; (v) franchise consulting service; (vi) targeted acquisitions; and (vii) working capital.

**(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this Offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

Not applicable. A minimum proceed of $1,301,300 must be raised before the Company may use the proceeds of this Offering. Upon the minimum proceeds being raised, the Company may continue the Offering until the maximum proceeds of $4,996,992 is raised or close the Offering prior to the maximum proceeds being raised.

**Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

**ITEM 10.**

**(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

No material amounts of funds from sources other than this Offering are to be used in conjunction with the proceeds from this Offering.

**(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

We will not use any material part of the proceeds from the proposed offering to discharge indebtedness. The proceeds of this Offering will be used to pay legal and accounting fees incurred in connection with this Offering.

**(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

As indicated above, if we sell the maximum number of shares, we plan to acquire businesses that will complement our core business methodology, such as wholesalers of insurance policies and third party administrative firms. As we have not started any negotiations for such contemplated acquisitions, the cost and state of the assets and the material terms of the acquisitions are not yet determinable. In addition, as indicated above, a feasibility study for the purchase of a consolidated agency management system technology platform for the benefit of our franchises will be performed, but the purchase of the technology platform, if it occurs, will not involve use of proceeds from this Offering.

**(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:**

We will not use any of the proceeds to reimburse any officer, director, employee or shareholder for any reason.

ITEM 11.

**Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

We do not anticipate having within the next 12 months any cash flow or liquidity problems. However, because of the industry allegations put forth by the Attorney General of New York questioning the industry's use of profit sharing and incentive compensation, we have procured a line of credit in the amount of $1 million with Westfield Bank in Westfield Center, Ohio, to protect our cash flows in the event that our compensation agreements need to be re-negotiated. Profit sharing and incentive compensation are widely accepted compensation methods in the insurance industry. We believe that our incentive compensation methods are appropriate. However, we cannot control the legislative or judicial system regardless of the legitimacy of the compensation methods. If the insurance industry is dramatically altered due to the New York Attorney General's challenge of the compensation methods, we will be obligated to renegotiate new agreements with our franchises and carriers. We obtained the $1 million line of credit in order to assure adequate working capital in that situation. For the year ending December 31,

2006, the Company had a balance of $145,000 at a variable rate of prime (8.25% as of December 31, 2006) on this line of credit to provide cash follow for account receivables which are anticipated to be timely paid. The Company anticipates repaying this line of credit in 2007.

We are not in default or breach of any debt instrument or obligation. We do not have any trade payables that have not been paid within their stated terms. Further, we are not subject to any unsatisfied judgments, liens or settlements.

ITEM 12.

**Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

Our current level of operations does not require us to obtain any proceeds in this Offering. However, our proposed expansion plans, technology strategies, development of a recruiting, training and sales management program for sales personnel, consultation services and expansion of underwriting profit and growth resources could all be affected if we only raise the minimum we have set for this Offering. If we do not raise sufficient capital to fund these plans, we will be forced to scale back our proposed expansion and other plans accordingly. If we raise enough proceeds in this Offering to fund some of our plans, we would prioritize our spending by focusing first on expansion into new states; then on recruitment and training of P&C sales people; then on automation study and development; then on expansion of profit and growth; then on franchise consulting service; then on targeted acquisitions; and lastly on working capital.

## CAPITALIZATION

ITEM 13.

**Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

| | Amount Outstanding | | |
|---|---|---|---|
| **As of December 31, 2006** | **Financial Statement as of December 31,2006** | **Minimum** | **Maximum** |
| Debt: | | | |
| Short-term debt (average interest rate 7.71%) | $203,395 | $203,395 | $203,395 |
| Long-term debt (average interest rate 6.29%) | $518,239 | $518,239 | $518,239 |
| Total debt 6.69%) | $721,634 | $721,634 | $721,634 |
| Stockholders equity (deficit): | | | |
| Preferred stock — par or stated value (by class of preferred in order of preferences) | | | |

| | | | |
|---|---|---|---|
| Treasury Stock | ($47,893) | ($47,893) | ($47,893) |
| | | $ | $ |
| | | $ | $ |
| Common stock — par or stated value | $245 | $333 | $583 |
| Additional paid in capital | $1,076,338 | $2,377,550 | $6,072,992 |
| Retained earnings (deficit) | ($32,217) | ($32,217) | ($32,217) |
| Total stockholders equity (deficit) | $996,473 | $2,297,773 | $5,993,465 |
| Total Capitalization | $996,473 | $2,297,773 | $5,993,465 |

Number of preferred shares authorized to be outstanding:

| Number of Class of Preferred | Par Value Shares Authorized | Per Share |
|---|---|---|
| | | $ |
| | | $ |
| | | $ |

Number of common shares authorized: 5,000 shares.
Par or stated value per share, if any: $ .88 per shares.
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 4620.6772 if minimum raised in the offering; 4,336.6772 if maximum raised in the offering. Number of shares of warrants outstanding: 0.

## DESCRIPTION OF SECURITIES

**ITEM 14.**

**The securities being offered hereby are:**

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________

**ITEM 15.**

**These securities have:**

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[x] [ ] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify):
____________________

**Explain:** The Company has two classes of stock – Common Stock and non-voting Common Stock. The aggregate number of shares of Common Stock which the Company has authority to issue is 5,000 shares, par value $.88. The aggregate number of shares of non-voting Common Stock which the Company has authority to issue is 500 shares, par value $.88. The Company does not have any preferred stock. Our Common Stock has cumulative voting rights under the Pennsylvania Business Corporation Law of 1988, which allow shareholders to cast all of their board of director votes for a single candidate, as opposed to regular voting, in which shareholders must vote for a different candidate for each available seat. The candidates receiving the highest number of votes from the shareholders are elected as directors. Our Amended and Restated Shareholders Agreement, which each shareholder is required to sign, grants all shareholders the right to purchase shares in any new issuance of at least 150 shares or more that we undertake. This is done to allow shareholders to prevent dilution of their holdings upon the issuance of significant additional shares of our stock. The shares are subject to mandatory redemption if a shareholder ceases to be an active participant in Keystone, including due to death, retirement, disengaging as a franchise, permanent disability or otherwise. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. The redemption price for each share will be the price per share resulting from the annual valuation of the issuer, which will be performed by an independent party no later than May 31 of each fiscal year pursuant to the terms of the Shareholders Agreement. Shareholders will not have an opportunity to contest the price offered because it is based on valuation by an independent third party. Our non-voting Common Stock carries the same value and rights as voting Common Stock, except that it does not entitle the holder to any voting rights.

**ITEM 16. Are the securities convertible?** [ ] Yes [X] No

**ITEM 17.**

**(a) If securities are notes or other types of debt securities:**

Not applicable; the securities are not debt securities.

(1) **What is the interest rate?**________%

(2) **What is the maturity date?**

(3) **Is there a mandatory sinking fund?** [ ] Yes [ ] No

(4) **Is there a trust indenture?** [ ] Yes [ ] No

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [ ] No

**(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.**

**How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______**

**How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________**

**How much indebtedness is junior (subordinated) to the securities? $______________**

**(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

Not applicable; the securities are not debt securities.

**ITEM 18.**

**If securities are Preference or Preferred stock:**

Not applicable; the securities are not preference or preferred stock.

**Are unpaid dividends cumulative?** [ ] Yes [ ] No

**Are securities callable?** [ ] Yes [ ] No

**ITEM 19.**

**If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:**

There are no restrictions on dividends to be paid on the securities being offered in the proposed Offering, except such restrictions as are required by state corporate laws. State corporate laws prohibit the distribution of dividends if, after giving effect to the dividends, the corporation would be unable to pay its debts as they become due in the usual course or its business or the total assets of the corporation would be less than the sum of its total liabilities. However, we do not intend to declare or pay any dividends on our common stock for the foreseeable future.

**ITEM 20.**

**Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):** $(32,217)

We do not intend to declare or pay dividends in the foreseeable future.

## PLAN OF DISTRIBUTION

**ITEM 21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

Triune Capital Advisors, LLC, Mike Bernadino, Managing Partner, 201 S. college St., Suite 100, Charlotte, NC 28244, Tel. (704) 714-2202 See also Item 24 below for the names, addresses and telephone numbers of the officers of Keystone who will actively market our shares in those states. None of these officers will be compensated beyond their regular salaries for their selling efforts.

**ITEM 22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Statement. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)**

We will pay the dealer a flat fee of $25,000 to offer and sell the shares in North Carolina. We will indemnify the dealer against liabilities under the securities laws.

**ITEM 23. Describe any material relationships between any of the selling agents or finders and the Company or its management.**

None.

**Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.**

**ITEM 24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:**

**Name:** David E. Boedker, President and Chief Executive Officer
**Address:** 1995 Point Township Road, Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
Exemption from broker-dealer status sought under Rule 3a4-1 under the Securities Exchange Act

**Name:** Colin R. Buzzard, Senior Vice President of Marketing and Franchise Relations
**Address:** 1995 Point Township Road, Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
Exemption from broker-dealer status pursuant to Rule 3a4-1 under the Securities Exchange Act

**Name:** George Wynne, Senior Executive of Corporate Development
**Address:** 1995 Point Township Road, Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
Exemption from broker-dealer status pursuant to Rule 3a4-1 under the Securities Exchange Act

**ITEM 25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:**

The proposed Offering is limited to our franchises, principals of our franchises, entities controlled by our franchises or their principals (including entities created for tax and estate planning purposes), and employees of Keystone and its subsidiaries. Certain employees of franchises may be eligible to participate in the Offering at the board of director's sole discretion. Each purchasing shareholder will enter into the Amended and Restated Shareholders Agreement that will restrict any shareholder from owning beneficially more than 9.99% of the issued and outstanding voting stock of Keystone. In addition, our senior officers are limited to owning, as a group, no more than 20% of our issued and outstanding voting stock. As a result, any shares of common stock they own in excess of the applicable limits will be non-voting stock.

The Amended and Restated Shareholders Agreement also restricts resale rights by giving to the remaining principals of a franchise, Keystone or the other shareholders a right of first refusal before any sales to third parties may be made. In addition, all shareholders must be active participants in Keystone. If a shareholder ceases to be an active participant in Keystone, including due to death, retirement, disengaging as a franchise, permanent disability or otherwise, mandatory redemption provisions require that such shareholder's shares be re-purchased by Keystone or the other shareholders. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. The redemption price for each share will be the price per share resulting from the annual valuation of the issuer, which will be performed by an independent party no later than May 31 of each fiscal year pursuant to the terms of the Shareholders Agreement. The Company intends to strictly enforce the transfer restrictions and redemption rights set forth in the Amended and Restated Shareholders Agreement; however, such provisions, and other provisions of the agreement, may be revised or modified by our shareholders upon the approval of holders of at least 50% of the outstanding voting shares of the Company and by our board of directors from time to time upon the approval of at least 80% of the members of the board of directors.

**Will the certificates bear a legend notifying holders of such restrictions?** [X] Yes [ ] No

**ITEM 26.**

**(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

The proceeds of this Offering will be escrowed at the following bank until the minimum proceeds of $1,301,300 shares are subscribed: Westfield Bank, Two Park Circle, P.O. Box 5002, Westfield Center, Ohio 44251-5002. Telephone: 330-887-8224.

**(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:**

Our target completion date for the Offering to eligible purchasers is 120 days after the qualification of this Offering Statement by the SEC. We reserve the right to extend or curtail the Offering to eligible purchasers at our discretion to up 270 days following the initial qualification date of this Offering Statement by the SEC. If the minimum proceeds are not raised by the target completion date or any extension thereof for the Offering to eligible purchasers, the funds will be returned by escrow agent with interest and without deductions.

**Will interest on proceeds during escrow period be paid to investors?** [X] Yes [ ] No

**ITEM 27.**

**Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:**

The Amended and Restated Shareholders Agreement, approved at the Annual Shareholders Meeting held June 22, 2005, which each current shareholder of Keystone has executed, contains the rights of first refusal and redemption rights described in above in Item 25.

**Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.**

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

**ITEM 28.**

**If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:**

We have not paid any dividends on our securities in the last five years, and we do not anticipate paying dividends on our stock in the foreseeable future.

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

**ITEM 29.**

**Chief Executive Officer:**

**Title:** President and Chief Executive Officer
**Name:** David E. Boedker, Sr. **Age:** 44
**Office Street Address:** 1995 Point Township Drive, Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Boedker has served as the President and Chief Executive Officer of Keystone since January 1999 and as Executive Director October 1987 to December 1998. In these roles, Mr. Boedker has maintained overall management authority of all aspects of the Company's operations. Mr. Boedker is also President of Keystone Risk Managers since July 2001, Keystone Financial and Benefit Resources, LLC since July 2002, Keystone Benefits Services since December 2004 and Keystone Capital Investors since December 2004. As President of these companies, Mr. Boedker also maintains overall management authority of all aspects of these companies. He also serves as the Chairman of the board of directors of Keystone Capital Investors since December 2004 and the board of managers of Keystone Financial and Benefit Resources, LLC since July 2002, and maintains management authority of these companies. Mr. Boedker has served as Vice-President and member of the board of directors of Associated Insurance Management, Inc. in Danville, Pennsylvania, since 1986. In those roles, He assists in the development of the annual strategic business plan and provides oversight on key personnel and financial issues. These entities are all in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Business and accounting courses at Bloomsburg University 1983-1987

**Also a Director of the Company** [ ] Yes [X] No

**Indicate amount of time to be spent on Company matters if less than full time:**

Mr. Boedker works full-time for the Company.

**ITEM 30-31.**

**Chief Operating Officer and Chief Financial Officer:**

**Title:** Chief Operating Officer and Chief Financial Officer
**Name:** Michael J. Azar **Age:** 49

**Office Street Address:** 1995 Point Township Drive, Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Azar has served as the Chief Operating Officer and Chief Financial Officer of Keystone since February 2000. He has also served as our Treasurer since 2004. In these roles, he manages the accounting and financial departments and has custody of the Company's funds and financial records. Mr. Azar also serves as the Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer of Keystone Capital Investors since December 2004, and serves as a member of the board of directors of that company and oversees that company's operations. Mr. Azar has served as Secretary and Treasurer and a member of the board of managers of Keystone Financial and Benefit Resources, LLC since July 2002. From October 1987 to January 2000, Mr. Azar was the Chief Operating Officer and Chief Financial Officer of Bowers, Schumann & Welch, Inc., located in Bethlehem; Pennsylvania and Washington, New Jersey. He manages the accounting and financial aspects of all of these companies.

**Education (degrees, schools, and dates):** Masters – Business Administration, Loyola University, 1984; Bachelor of Science – Business Administration/Accounting, Bloomberg University, 1980

**Also a Director of the Company** [ ] Yes [X] No

**Indicate amount of time to be spent on Company matters if less than full time:**

Mr. Azar works full-time for the Company.

**ITEM 32.**

**Other Key Personnel:**

**(A) Senior Vice President, Marketing and Franchise Relations:**

**Name:** Colin R. Buzzard **Age:** 61
**Title:** Senior Vice President of Marketing and Franchise Relations
**Office Street Address:** 1995 Point Township Drive; Northumberland, PA 17587
**Telephone No.:** (570) 473-4302
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Buzzard has served as our Senior Vice President of Marketing and Franchise Relations since January 2000. In these roles, he is in charge of marketing and franchise relations. From July 1999 to January 2000, he served as the marketing manager of Donegal Insurance Group in Marietta, Pennsylvania. From May 1995 to July 1999, Mr. Buzzard served as the Vice President of Marketing of W.R. Berkley in Erie, Pennsylvania. From August 1973 to June 1994, he held various marketing, management and underwriting positions with Aetna Life & Casualty in

Fairfax, Virginia, Pittsburgh, Pennsylvania, Hartford, Connecticut, Charlotte, North Carolina, Lubbock, Texas and Wheeling, West Virginia.

**Education (degrees, schools, and dates):** Master of Arts – English, Louisiana State University/Lafayette College, 1973; Bachelor of Arts – English, West Liberty State College, 1971.

**Also a Director of the Company?** [ ] Yes [X] No

**Indicate amount of time to be spent on Company matters if less than full time:**

Mr. Buzzard works for full-time for the Company.

**(B) Vice President, Property Casualty and Programs:**

**Name:** Joseph P. Joyce, CPCU **Age:** 46
**Title:** Vice President, Property Casualty and Programs
**Office Street Address:** 1995 Point Township Drive; Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Joyce has served as the Vice President of Property Casualty & Programs of Keystone since February 2000. In that role, he has managed property casualty programs of the Company. In addition, Mr. Joyce has been a member of the board of directors of Keystone Capital Investors and Keystone National Insurance Company since December 2004, and oversees the overall management of these companies along with other members of the board. He is currently the Chairman of the Agency Management Committee of Keystone National Insurance Company and manages that company's agencies. From April 1999 to February 2000, Mr. Joyce was the Vice President of Commercial Underwriting for W.R. Berkley, an insurance company located in Richmond, Virginia. From June 1982 to April 1999, Mr. Joyce held various marketing, management and underwriting positions with Ohio Casualty in Philadelphia, Pennsylvania, Glendale, California, North Hollywood, California and Long Beach, California, including serving as that company's Branch Manager of the Harrisburg, Pennsylvania office and Agency Operations Manager for Pennsylvania and Connecticut.

**Education (degrees, schools, and dates):** Masters – Business Administration (MBA), Penn State University, 2000; Bachelor of Arts – Economics/Finance, La Salle University, 1982;

**Also a Director of the Company?** [ ] Yes [X] No

**Indicate amount of time to be spent on Company matters if less than full time:**

Mr. Joyce works for full-time for the Company.

**(C) Senior Executive of Corporate Development:**

**Name:** George C. Wynne **Age:** 57
**Title:** Senior Executive of Corporate Development
**Office Street Address:** 1995 Point Township Drive; Northumberland, PA 17857
**Telephone No.:** (570) 473-4302
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Wynne joined Keystone as Senior Executive of Corporate Development in January 2005. His responsibilities include strengthening the business of the Company by expanding the awareness of the corporation in the insurance business community. From May 1999 to January 2005, he served as the Vice Chairman and Chief Executive Officer of W.R. Berkley Corp. in Richmond, Virginia. From March 1995 to April 1999, Mr. Wynne was the President and Chief Executive Officer of W.R. Berkley. He has maintained management authority of that company in these roles. From August 1971 to March 1995, he served as the Senior Vice President, Agency Division of Erie Insurance Company in Erie, Pennsylvania; as Vice President and Branch Manager of Indiana for Erie Insurance Company; and he also held various positions in claims and sales management with Erie Insurance Company.

**Education (degrees, schools, and dates):** Bachelor of Science – Sociology, Juniata College, 1971.

**Also a Director of the Company?** [ ] Yes [X] No

**Indicate amount of time to be spent on Company matters if less than full time:**

Mr. Wynne works for full-time for the Company.

## DIRECTORS OF THE COMPANY

**ITEM 33.**

**Number of Directors:**

12 authorized, currently 9 positions are filled. We expect to fill the remaining three positions following the completion of the Offering from the pool of new shareholders.

**If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**

Directors are elected annually at the annual shareholders meeting. The members of our board of directors serve on staggered terms, so that three (3) directors are up for election each year. Once we fill the remaining three (3) vacancies on the board of directors, four (4) directors will be up for election each year.

ITEM 34.

**Information concerning outside or other Directors (i.e. those not described above):**

**Name:** Michael C. Kilmer **Age:** 53
**Title:** Chairman
**Office Street Address:** Kilmer Insurance Agency, Inc., Homet Crossroad, P.O. Box 337; Wyalusing, PA 18853
**Telephone No.:** (570) 746-1007
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Kilmer has served as a director of Keystone since December 1990, and as its Chairman since March 1997. In these roles, he oversees the Company's management along with other members of the board. He has also served as the President, Secretary and Treasurer of the Kilmer Insurance Agency located in Wyalusing, Pennsylvania since November 1984, and has maintained overall management authority and managed the financial aspect of that company. Since 2004, Mr. Kilmer is a member of the board of directors of Keystone Capital Investors and Chairman of the board of directors of Keystone National Insurance Company, and oversees the management of that company along with other board members. He has served on the board of managers of Keystone Financial and Benefit Resources, LLC since July 2002, and shares management responsibilities of that company with other managers. All of these entities are in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Arts – Economics, Gettysburg College, 1975

**Name:** Robert E. Naginey **Age:** 57
**Title:** Director
**Office Street Address:** Pfeiffer-Naginey Insurance Agency, Inc., 205 Front Street, P.O. Box 72 Northumberland, PA 17857
**Telephone No.:** (570) 473-3563
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Naginey has served as the Secretary and as a director of Keystone since October 1983, where he has overseen the management of the Company along with other directors and managed the administrative aspect of the Company. He has also served as president of the Pfeiffer-Naginey Insurance Agency, Inc., located in Northumberland, Pennsylvania, since December 1991, and has maintained overall management authority of that company. That company is in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Arts – Economics, Gettysburg College, 1971

**Name:** Carl DeYulis **Age:** 49
**Title:** Director
**Office Street Address:** Ebensburg Insurance Agency, Inc., 129 E. High Street, P.O. Box 90 Ebensburg, PA 15931
**Telephone No.:** (814) 472-9557
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. DeYulis has served as a director of Keystone from August 1996 to 1999 and was reelected in May 2002. In that role, he has overseen the management of the Company along with other directors. He has also served as president of the Ebensburg Insurance Agency, Inc. in Ebensburg, Pennsylvania, since June 1995, and has maintained overall management authority of that company. That company is in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Arts – Economics, Gettysburg College, 1980

**Name:** John M. Duncan, Jr. **Age:** 46
**Title:** Director
**Office Street Address:** Duncan Insurance Agency, Inc., 370 Maus Drive, North Huntingdon, PA 15642
**Telephone No.:** (724) 863-3420
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Duncan has served as a director of Keystone since April 1996. In that role, he has overseen the management of the Company along with other directors. He has also served as President of the Duncan Insurance Agency, Inc. in North Huntingdon, Pennsylvania, since February 1987, and has maintained overall management authority of that company. From 1987 to 1997, Mr. Duncan was the Vice President of Duncan Insurance Agency, Inc. That company is in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Science – Business Administration, Indiana University of Pennsylvania, 1983

**Name:** William C. Jones **Age:** 46
**Title:** Director
**Office Street Address:** Central Insurers Group, 1360 North Atherton Street; State College, PA 16803
**Telephone No.:** (814) 234-6667
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Jones served as a director of Keystone from 1994 to 1999, and was re-elected in 2002. In that role, he has overseen the management of the Company along with other directors. He has also served as the president of Central Insurers Group in State College, Pennsylvania since

January 1996. He is responsible for the Philipsburg and State College offices of that company. That company is in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Arts – Insurance, Penn State University, 1982

**Name:** Thomas J. Parkins **Age:** 40
**Title:** Director
**Office Street Address:** Dinnin & Parkins Associates, 300 Allegheny River Blvd., Oakmont, PA 15139
**Telephone No.:** (412) 828-5122
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Parkins served as a Director of Keystone from January 1995 through 1999, and was reelected in 2003. In that role, he has overseen the management of the Company. He has also served as the Vice President of Dinnin & Parkins Associates in Oakmont, Pennsylvania, since January 1992. In that role, he assists in the management of that company's day-to-day operations, including sales production, insurance carrier relationships, personnel management and accounting functions. That company is in the business of selling insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Science – Economics, Penn State University

**Name:** Thomas E. Troutman **Age:** 54
**Title:** Director
**Office Street Address:** Deibler, Straub & Troutman, Inc., 2 W. Main Street, P.O. Box B; Elizabethville, PA 17023-0077
**Telephone No.:** (717) 362-8600
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Troutman has served as a director of Keystone since 1992. In that role, he has overseen the management of the Company along with other directors. He has also served as the president of Deibler, Straub & Troutman, Inc., an insurance agency located in Elizabethville, Pennsylvania, since January 1986, and has maintained overall management authority of that company. Mr. Troutman has also served on the board of directors of Keystone Capital Investors and Keystone National Insurance Company since 2004, and has overseen the overall management of these companies. These entities are all in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Arts – Economics, Dickenson College, 1975; Associate of Arts – General Studies, Keystone College, 1972

**Name:** Todd N. Roadman **Age:** 48
**Title:** Director

**Office Street Address:** Reed, Wertz & Roadman, Inc., 702 West Pitt Street, P.O. Box 640; Bedford, PA 15522
**Telephone No.:** (814) 623-1111
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Roadman has served as a director of Keystone since 1995. In that role, he has overseen the overall management of the Company along with other directors. He has also served as the president of Reed, Wertz & Roadman, a financial planning and insurance agency located in Bedford, Pennsylvania, since November 1993, and has maintained overall management authority of that company. That entity is in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Science – Molecular Biology, Juniata College, 1980

**Name:** Robert W. Seltzer **Age:** 58
**Title:** Director
**Office Street Address:** Seltzer Insurance Agency, Inc., Country Club Hill, Route 61, P.O. Box 219; Orwigsburg, PA 17961
**Telephone No.:** (570) 366-0551
**Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:**

Mr. Seltzer has served as a director of Keystone since November 1997. In that role, he has overseen the overall management of the Company along with other directors. He has also served as the president of Seltzer Insurance Agency, Inc. in Orwigsburg, since January 1983, and has maintained overall management authority of that company. That company is in the business of providing insurance products and services.

**Education (degrees, schools, and dates):** Bachelor of Arts – Economics/Sociology/Anthropology, the University of Pittsburgh, 1972

**ITEM 35.**

(a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[X] Yes [ ] No

**Explain:** All of our directors and officers have worked for or managed companies in the insurance industry prior to joining Keystone. All of our directors are principals in Keystone stockholder agencies which entered into the Revised Franchise Agreements and became franchises of Keystone on or about March 1, 2006.

**(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

All franchise principals are required to sign a confidentiality agreement as part of their Franchise Agreements. All directors are franchise principals. All senior officers must sign non-piracy/confidentiality agreements. Regarding prior employers, all agency principals and all officers have notified their former employers of their positions with Keystone or their agencies. We do not have a formal policy regarding confidential information from prior employers, but we make reasonable efforts to not solicit or use any such information in our directors', officers' or franchise principals' possession.

**(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.**

Not applicable; Keystone has been operating since 1983.

**(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

Not applicable; all of Keystone's key personnel are full-time employees.

**(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

Keystone has purchased key man life insurance policies on the lives of our President and Chief Executive Officer, as well as our other senior officers named above in Items 30-32. The policy on the President and Chief Executive Officer is in the amount of $1,000,000, and the policies on the other senior officers are in the amount of $250,000 each. The proceeds from these policies are payable directly to Keystone in the event of the covered person's death. There are no arrangements to pay out any amounts of these policies to any other party.

**ITEM 36.**

**If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons,**

**or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.**

No such actions have been filed against Keystone or its Officers, Directors or other key personnel within the past five years.

**Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

## PRINCIPAL SHAREHOLDERS

**ITEM 37.**

**Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Not applicable; there are no shareholders who own, directly or indirectly, 10% or more of our outstanding securities.

**ITEM 38.**

**Number of shares beneficially owned by Officers and Directors as a group:**

**Before offering:** 182.4160 shares of common stock (67% of total common stock outstanding). In addition, our senior management in aggregate holds 100.1990 options. The number and exercise prices for the options held by each member of the senior management are discussed in Item 41. The options awarded to David Boedker were fully vested when awarded, and the options awarded to the other officers vest at the rate of 20% per year beginning at the grant date. The exercise period is five (5) years from the grant date. In addition for 2007, options may be awarded to David Boedker in accordance with Section 5.1 of his employment agreement. Any options awarded to David Boedker under Section 5.1 of his employment agreement will vest immediately; have a strike price of $10,000, and an exercise period of five (5) years.

Also, our board of directors approved the issuance to our existing shareholders upon the completion of this Offering options exercisable for up to 20% of the issued and outstanding shares of the Company in consideration for their approving this Offering, giving up their blanket pre-emptive rights, terminating their services agreement with us and accepting the Revised

Franchise Agreement. Such options would be issued following the Offering and be exercisable at any time within 5 years of the date of issuance. The exercise price would be $10,000 per share. The final determination of the percentage of shares subject to such options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering. Sample copies of the employment agreements are filed as Exhibit 9(b) and (c) to the Offering Statement of which this Offering Circular is a part.

**After offering:**

a) Assuming minimum securities sold: 182.4160/373.6223 shares of common stock (48.82% of total common stock outstanding).
b) Assuming maximum securities sold: 182.4160/657.6223 shares of common stock (27.74% of total common stock outstanding).

Through the Solicitation of Interest procedure we undertook in December 2004, our officers and directors indicated that they intend to participate in this Offering. However, we do not know how many shares each anticipates purchasing, so determining the percentage of shares owned by them as a group after the Offering is not possible at this time. If close to the maximum shares are sold in the Offering, it is likely that the percentage owned by officers and directors after the Offering will be lower than if we raise only the minimum amount. The officers and directors do not have the right to purchase shares for the purpose of meeting the minimum amount.

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

**ITEM 39.**

**(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.**

David E. Boedker, Sr., our President and Chief Executive Officer, is a 50% owner with his brother in Associated Insurance Management, Inc., a Keystone franchise and shareholder of Keystone.

**(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

Some of our directors and officers are principles of our franchises or agency stockholders. We provide the same services to these franchises and agencies as to other franchises and agencies. These services are described under Item 3 of this Offering Circular.

In July 2004, the Company advanced to each of Joseph Joyce, Vice President of the Company, and Charles Lengle, Executive Vice President of Keystone Risk Managers, LLC, $10,000 for the purchase of a membership unit in Keystone Capital Investors, LLC. Repayment terms were monthly in the amount of $186 including interest at 4.5%. The notes would have matured in July 2009. Messrs. Joyce and Lengle prepaid the loans on or about June 22, 2006.

In August 2004, the Company established for the benefit of its franchises which had invested in Keystone Capital Investors, LLC a $165,000 line of credit with Omega Bank. The franchises were able to draw from the line-of-credit on a matching basis to further their investments in Keystone Capital Investors, LLC. The line of credit was secured with demand notes of the franchises and collateral agreements between the Company and the franchises. The demand notes are payable in equal annual installments over a two-year period. They accrue interest at the rate of 0.5% over the national prime rate (8.25% as of June 30, 2006). As of December 31, 2006, the outstanding balance on the notes was $0.00.

In May 2002, we entered into an agreement with Duncan Financial Group to form Keystone Financial and Benefit Resources, LLC. We own 90% of Keystone Financial and Benefit Resources, LLC which was obtained through an investment of $30,456.03. The remaining 10% is owned by Duncan Financial Group which was obtained in consideration of services to be performed by it. The Company operates Keystone Financial and Benefit Resources, LLC From 2003 through 2008, the profits of Keystone Financial and Benefit Resources, LLC. are to be split evenly (50%/50%) between the Company and Duncan Financial Group. Thereafter, they will be split as follows:

| Year | Keystone Financial and Benefit Resources, LLC | Duncan Financial Group |
|---|---|---|
| 2009 | 60% | 40% |
| 2010 | 70% | 30% |
| 2011 | 80% | 20% |
| 2012 | 90% | 10% |

The Company has also entered into employment agreements with its five executive officers, the terms of which are summarized under Item 40(c).

Effective January 1, 2002, the Company instituted a phantom stock plan for its executive officers. Effective May 25, 2005, this unqualified plan was frozen by the board of directors at a fully vested amount payable as compensation of $131,544. The executives elected to retain 2.5055 shares of phantom stock valued at $47,893 a shares totaling $120,000 in the plan. This amount will increase or decrease at year end as the value of the common stock of the Company fluctuates. The amount payable at December 31, 2006, 2005 and 2004 amounted to $185,865 $142,829 and $36,751, respectively.

We have no independent directors and lacked sufficient disinterested independent directors to ratify each of the above transaction at the time such transactions were entered into. Transactions with affiliates were as favorable to the issuer as those generally available from unaffiliated third parties. All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the issuer than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and any forgiveness of loans must be approved by a majority of the issuer's directors who did not take part in the affiliated transaction or the loan and who had access, at the issuer's expense, to the issuer's or independent legal counsel. We have not forgiven any loans in the past and will not forgive any loans to affiliates in the future.

**(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

Not applicable; none of our officers, directors, key personnel or shareholders has guaranteed or co-signed any debt instrument for Keystone.

**ITEM 40.**

**(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

| | Salary | Incentive/Bonus |
|---|---|---|
| David E. Boedker, President, CEO | $ 235,000 | $116,045 |
| Michael J. Azar, COO, CFO | $ 163,885 | $91,869 |
| Colin R. Buzzard, Senior Vice President | $ 148,987 | $91,869 |
| Joseph Joyce, Vice President | $ 135,907 | $91,869 |
| George Wynne, Senior Executive of Corporate Development | $ 164,265 | $91,869 |

Others:

| | | |
|---|---|---|
| Total: | $ 848,045 | $ 483,522 |
| Directors as a group (Number of persons: 9) | $ 0 | $ 0 |

**(b) If remuneration is expected to change or has been unpaid in prior years, explain:**

All incentive/bonuses for 2006 were paid prior to May 15, 2007.

**(c) If any employment agreements exist or are contemplated, describe:**

All of our senior officers have employment agreements with Keystone. Each of these agreements sets forth the employee's duties, term of service, benefits and pay. In addition to a salary, the senior officer also receives a percentage of a bonus pool established by the Company. The bonus pool is based on the financials of the Company.

The bonus pool is the sum Part A and Part B.

Part A is equal to 1% of the total contingency/bonus commissions received by the Company in that fiscal year. In 2006, this amount equaled $11,037,600. Therefore, Part A equaled $110,377 in 2006. Contingency/bonus commissions are paid by insurance carriers to the Company in accordance with the particular contracts between the insurance carriers and the Company. There is no industry wide accepted formula for determining contingency/bonus commissions. Generally, however, contingency/bonus commissions are a share of the profits earned by the insurance carriers that are paid to the Company as an incentive to provide profitable insurance business to the insurance carriers. Whether the insurance business is profitable to the insurance carriers depends on the premiums collected compared with the administrative expenses and losses resulting from that insurance business brought to them by the Company. Once the contingency/bonus commissions are paid to the Company, the Company distributes 99% of the total contingency/bonus commissions to its franchisees. The remaining 1% is placed in the bonus pool. The contingency bonus/commissions are based on line items not the financials of the Company.

Part B is equal to a percentage of EBITA. The percentage of EBITA varies according to the revenue growth of the Company, if any, compared with the immediately prior fiscal year. The chart below sets forth the percentage of EBITA which will be used in determining Part B. For example, should the Company have revenue growth of 5% in a fiscal year compared with the immediately prior fiscal year, Part B will be equal to 10% of the EBITA. As another example, if the Company has revenue growth of 15% in a fiscal year compared with the immediately prior fiscal year, Part B will be equal to 20% of the EBITA.

| Revenue Growth | <0% | 0% | 5% | 10% | 15% | 20% | 25% or more |
|---|---|---|---|---|---|---|---|
| EBITA % will be | 0% | 5% | 10% | 15% | 20% | 25% | 30% |

For fiscal year 2005, our EBITA was adjusted upward $600,000 for purposes of determining Part B of the bonus pool after having exceeded our total revenue goal of $2,598,409 with actual total revenues of $3,343,882. For fiscal year 2006, it was adjusted upward $300,000 since the Company exceeded its total revenue goal of 3,543,391 with total revenues of $4,932,519. These adjustments to our EBITA are to reconcile the significant investments made in recapitalization and expansion of the Company. There will be no other adjustments of EBITA after 2006.

Further, the EBITA adjustments upward in 2005 resulted in an operational loss for the Company. Thus, the Board of Directors under the employment agreements could have elected to pay the senior officers this bonus in stock options in lieu of cash. The Board of Directors in 2005 elected to pay the bonus in cash and no stock options were issued. There was no operational loss in 2006 after the EBITA adjustment. Accordingly, this bonus was paid in cash. After 2006, any bonuses paid for the bonus pool will be paid in cash under the employment agreements.

In addition, the Company maintains an unqualified stock option award plan where option awards may be issued to the officers based on an increase in the value of the Company as determined annually by an independent third party. The growth in the fair market value of the Company over the preceding year will then be multiplied by 80%. That number will then be divided by the current per share value of the Company's common stock as per the independent valuation to determine the total number of options available to the executive officers in the aggregate. The option period is five (5) years from the grant date and the strike price is the price per share of the Company at the time of the award. The stock used for senior officer bonuses may be either voting or non-voting common stock in accordance with the Amended and Restate Shareholders Agreement. Under this agreement, the senior officers as group cannot own more than 20% of the issued and outstanding voting stock, and any one shareholder may not own more than 9.99% of the issued and outstanding voting stock. If as a result of this offering or the exercise of options that either of these limits is exceeded, the stock issued will be non voting.

The officer is also eligible to participate in all benefit programs of the company including 401K plan, health insurance, group life insurance, long term disability insurance, pension, profit sharing, bonuses, and stock option awards. In addition, each agreement contains a confidentiality clause, non-disclosure and non-solicitation covenant. The agreements do not contain any non-compete covenants.

Under the Employment Agreements, the officer's base salary will be increased annually beginning in 2006 at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company will be determined by an independent third party. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the officer by dividing the percentage of increase by 2 resulting in the percentage of adjustment, subject to a minimum of 3% and a maximum of 10%. For example, should the fair market value of the Company grow 10% compared with the preceding year, the officer would receive a salary increase of 5% for the following year.

Each agreement has a term of five (5) years commencing January 1, 2005 and automatically renews for successive 5-year terms unless terminated. If the Company terminates the officer for death or disability, all stock options awarded to the officer will be immediately vested and exercisable. If the Company terminates the officer other than for cause or for death or disability, the officer will receive a lump sum payment (which, in the case of the chief executive officer, is equal to twenty-four (24) months of the officer's salary at the rate in effect at the date of termination of employment, and twelve (12) months of the officer's salary for officers other than the chief executive officer) and any vested benefits, and stock options will be immediately exercisable. If, due to a change of control of the Company, the officer's employment with the Company is terminated or if his employment is not terminated but he receives an inferior compensation package, the officer will receive a lump-sum payment (which, in the case of the chief executive officer, is equal to thirty-six (36) months of the officer's salary at the rate in effect at the date of the change of control, and in the case of the other officers, is equal to twenty-four (24) months of that officer's salary at the rate in effect at the date of the change of control), and become fully vested in his stock option award, and all stock options held by him will be immediately exercisable. If the officer retires, all the stock options held by him will be immediately exercisable.

Copies of the employment agreements are filed as Exhibit 9(b) and (c) to the Offering Statement of which this Offering Circular is a copy. A sample copy of the Common Stock Purchase Option is filed as Exhibit 14 to the Offering Statement of which this Offering Circular is a copy.

**ITEM 41.**

**(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 100.1990 shares (11.26% if maximum sold in the offering and 18.26% if the minimum is sold of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:**

Our senior management in aggregate holds 100.1990 options as follows:

| Officer | #Options held or issuable | Grant Date |
|---|---|---|
| David E. Boedker | | |
| $10,000 strike price | 8.572 | August 1, 2006 |
| $10,000 strike price | 17.3 | December 31, 2006 |
| $13,013 strike price | 11.323 | December 31, 2006 |
| | | |
| Michael J. Azar | | |
| $10,000 | 6.786 | August 1, 2006 |
| $13,013 | 8.965 | December 31, 2006 |
| | | |
| Colin R. Buzzard | | |
| $10,000 | 6.786 | August 1, 2006 |
| $13,013 | 8.965 | December 31, 2006 |
| | | |
| Joseph P. Joyce | | |
| $10,000 | 6.786 | August 1, 2006 |
| $13,013 | 8.965 | December 31, 2006 |
| | | |
| George C. Wynne | | |
| $10,000 | 6.786 | August 1, 2006 |
| $13,013 | 8.965 | December 31, 2006 |
| Total | 100.199 | |

The options awarded to David Boedker were fully vested when awarded, and the options awarded to the other officers vest at the rate of 20% per year beginning at the grant date. The exercise period is five (5) years from the grant date. In addition for 2007, options may be awarded to David Boedker in accordance with Section 5.1 of his employment agreement. Any options awarded to David Boedker under Section 5.1 of his employment agreement will vest immediately; have a strike price of $10,000, and an exercise period of five (5) years.

Also, our board of directors approved the issuance to our existing shareholders upon the completion of this Offering options exercisable for up to 20% of the issued and outstanding shares of the Company in consideration for their approving this Offering, giving up their blanket pre-emptive rights, terminating their services agreement with us and accepting the Revised Franchise Agreement. Such options would be issued following the Offering and be exercisable at any time within 5 years of the date of issuance. The exercise price would be $10,000 per share. The final determination of the percentage of shares subject to such options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering. Sample copies of the employment agreements are filed as Exhibit 9(b) and (c) to the Offering Statement of which this Offering Circular is a part.

**(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.**

**(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

Future stock purchase agreements, stock options, warrants or rights are not subject to shareholder approval.

**ITEM 42.**

**If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:**

Each of our Key Personnel identified in Items 29-32 above has an employment agreement with Keystone. Each of these agreements sets forth the employee's duties, term of service, benefits and pay. In addition, each agreement contains a confidentiality clause, non-disclosure and non-solicitation covenant. Each agreement has a term of five (5) years commencing January 1, 2005 and automatically renews for successive 5-year terms unless terminated. A defined bonus structure is included in each agreement, with all bonuses to be earned based upon the Company's profit and operational performance against its targets. Bonuses may be paid in the form of cash or stock option awards for years 2006 and 2007. Additional stock option awards may be issued to the officers based on an increase in the value of the Company as determined by an independent third party. The stock used for senior officer bonuses may be either voting or non-voting common stock, depending on whether the officers as a group have reached the 20% limitation on their aggregate ownership of our voting stock set forth in the Amended and Restated Shareholders Agreement.

**Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

## LITIGATION

ITEM 43

**Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.**

There is no past, pending or threatened litigation that has had or may have a material effect upon our business, financial condition or operations.

## FEDERAL TAX ASPECTS

ITEM 44.

**If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.**

Not applicable; we are not a Subchapter S corporation.

**Name of Tax Advisor:** Raymond E. Cebular, CPA
**Address:** Terrace Professional Plaza, P.O. Box 101; Olyphant, PA 18447
**Telephone No.:** (570) 489-2499

**Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

## MISCELLANEOUS FACTORS

ITEM 45.

**Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Statement not misleading or incomplete.**

All such matters have been set forth in this Offering Statement.

## FINANCIAL STATEMENTS

**ITEM 46.**

**Provide the financial statements required by Part F/S of this Offering Statement section of Form 1-A.**

Keystone has attached the following financial statements to the end of this Offering Circular, following Item 50:

- Consolidated Financial Statements Unaudited for the years ended December 31, 2006, 2005 and 2004.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

**ITEM 47.**

**If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.**

The Company had been profitable in 2001, 2002, 2003 and 2004. In 2005, the Company would have been profitable had it not incurred expenses involved with this offering and expansion plan. In particular, the approximate amount of these expenses were: (1) accounting and legal fees of $240,000; (2) restructuring costs of $106,000 for freezing the Phantom Stock Plan which caused the underlying securities to immediately fully vest; and (3) costs of hiring new personnel of $215,000. No further stock offerings are planned in the foreseeable future thus making these items non recurring in nature. In 2006, we returned to profitability with net income of $93,700.

**ITEM 48.**

**Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

From 1983 through 1999, we operated as a co-operative, acting as a pass-through mechanism with no direct profit motive. In 2000, we recapitalized and changed our operating platform to that of franchisor, becoming a for-profit entity. Since 2000, we have met or exceeded our projected operating results of our five year plan drafted in 1999. Our revenues generally increased for the years 2000 through 2006, from $658,096 in 2000 to $901,461 in 2001, $1,379,037 in 2002, $2,206,449 in 2003, $2,947,995 in 2004, 3,343,882 in 2005 and 4,932,519 in 2006.

Comparing the most recent two fiscal years, the Company had net income in 2006 of $93,700 compared with a net loss of $187,305 in 2005. In 2006, the Company had revenues $4,932,519 which represented an increase of $1,588,637 (47.5%) compared with revenues of $3,343,882 in 2005. Operating expenses increased in 2006, but by a narrower margin compared with revenue. In 2006, operating expenses equaled $4,812,895 which represented an increase of $1,189,609 (32.8%) compared with $3,623,286 for 2005. For 2007, the Company believes that this positive trend will continue with revenues increasing at greater rate compared with operating expenses.

This greater increase in revenues compared with operating expenses in 2006 and 2005 has been a result of a two factors. On the revenue side, the Company was successful in negotiating with its insurance carriers to provide us additional fees in recognition of the quantity and quality of business that the Company brings to those carriers. On the operating expenses side, the Company in 2005 made significant investments in revising its corporate governance documents (e.g. shareholders agreement, Uniform Franchise Offering Circular) as well as accounting and legal preparations relative to its expansion plans and this offering. The Company also hired new personnel. In particular, the Company incurred (1) accounting and legal fees of $240,000; (2) restructuring costs of $106,000 for freezing the Phantom Stock Plan which caused the underlying securities to immediately fully vest; and (3) costs of hiring new personnel of $215,000.

While we are optimistic these favorable results will continue, it should be noted that the industry realized a "hardening market" for the past 36 months which have positively impacted the Company's performance. A "hardening market" is a market where premium pricing is on the increase due to the unsatisfactory financial performance of the insurance companies. Today, we see the opposite trend – a softening market where premiums are decreasing, which trend industry analysts predict will continue. While no specific impact numbers have been projected, these analysts have indicated that the trend will not be as severe as the softening market trend that occurred in the 1990s.

Further, the actions and allegations made by some states' Attorneys General in late 2004 as to the appropriateness of agents' incentive and profit sharing arrangements could have a negative impact on the operating performance of the Company. To our knowledge, these activities are not at this time being actively pursued in any of the states in which we operate. In addition, at this time we have not received any indication from any insurance carriers we work with that due to these industry regulations they intend to change their compensation to us or our franchises.

While we believe that we will continue to perform according to our stated plans, it is possible that these industry issues, which are beyond our control, could negatively impact our future performance. However, in the next 12 months we do not anticipate these industry issues will materially affect the Company's performance.

**ITEM 49.**

**If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ___ %. What is the anticipated gross margin for next year of operations? If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.**

Not applicable; Keystone does not sell products.

**ITEM 50.**

**Foreign sales as a percent of total sales for last fiscal year: 0%.**
**Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %.**

We have no foreign operations or sales. We operate only in Pennsylvania, North Carolina, Virginia and Indiana at present. We do not have any government sales and do not anticipate having any in the next 12 months.

# KEYSTONE INSURERS GROUP, INC.
## AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND
2005 AND 2004

TABLE OF CONTENTS

## KEYSTONE INSURERS GROUP, INC. AND SUBSIDIARIES

### CONSOLIDATED BALANCE SHEETS
### DECEMBER 31, 2006 AND 2005 AND 2004

ASSETS

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CURRENT ASSETS: | | | |
| Cash | $ 541,036 | $ 476,877 | $ 471,672 |
| Accounts receivable | 800,131 | 842,985 | 641,814 |
| Insurance premiums receivable | 51,756 | 102,472 | 127,773 |
| Notes receivable, current portion | 0 | 58,888 | 96,214 |
| Prepaid profit sharing | 10,439 | 137,584 | 133,464 |
| Prepaid income taxes | 205,000 | 87,200 | 0 |
| Refundable income taxes | 29,000 | 29,000 | 0 |
| Deferred income taxes | 8,500 | 46,000 | 0 |
| Prepaid expense and other current assets | 51,700 | 66,537 | 68,668 |
| Total current assets | 1,697,562 | 1,847,543 | 1,539,605 |
| PROPERTY AND EQUIPMENT: | | | |
| Land | 60,000 | 60,000 | 60,000 |
| Building | 493,551 | 489,653 | 487,876 |
| Automobiles | 260,522 | 207,840 | 182,433 |
| Furniture | 66,740 | 60,061 | 55,023 |
| Office equipment | 297,581 | 121,295 | 130,010 |
| Total | 1,178,394 | 938,849 | 915,342 |
| Less: accumulated depreciation | 308,879 | 212,108 | 158,441 |
| Net property and equipment | 869,515 | 726,741 | 756,901 |
| INVESTMENT IN SECURITIES | 69,976 | 71,123 | 70,623 |
| NOTES RECEIVABLE (LONG-TERM) | 0 | 10,894 | 97,286 |
| DEFERRED INCOME TAXES | 155,500 | 63,500 | 0 |
| INTANGIBLE ASSETS: | | | |
| Goodwill | 58,860 | 58,860 | 58,860 |
| Amortizable intangible assets | 285,326 | 285,326 | 324,370 |
| Total | 344,186 | 344,186 | 383,230 |
| Less: accumulated amortization | 134,601 | 110,754 | 120,895 |
| Net intangible assets | 209,585 | 233,432 | 262,335 |
| TOTAL | $3,002,138 | $2,953,233 | $2,726,750 |

See Notes to Consolidated Financial Statements

## KEYSTONE INSURERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005 AND 2004

LIABILITIES AND EQUITY

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CURRENT LIABILITIES: | | | |
| Current portion of long-term debt.. | $ 58,395 | $ 52,728 | $ 168,257 |
| Line of credit.................... | 145,000 | 155,000 | 82,500 |
| Accounts payable.................. | 331,048 | 405,016 | 110,789 |
| Customer prepayments.............. | 227,001 | 0 | 0 |
| Insurance premiums payable......... | 175,244 | 160,292 | 237,300 |
| Deferred profit sharing............ | 0 | 229,306 | 222,441 |
| Profit sharing payable............. | 0 | 274,012 | 22,978 |
| Accrued payroll.................... | 262,669 | 109,673 | 97,638 |
| Accrued interest................... | 1,865 | 4,102 | 1,685 |
| Deferred income taxes.............. | 13,500 | 9,000 | 0 |
| Accrued income taxes............... | 0 | 0 | 68,836 |
| Total current liabilities........ | 1,214,722 | 1,399,129 | 1,012,424 |
| LONG-TERM LIABILITIES: | | | |
| Deferred compensation payable...... | 193,070 | 144,166 | 38,088 |
| Long-term debt..................... | 518,239 | 554,936 | 604,100 |
| Line of credit..................... | 0 | 0 | 82,500 |
| Deferred income taxes.............. | 65,000 | 22,000 | 0 |
| Total long-term liabilities...... | 776,309 | 721,102 | 724,688 |
| Total liabilities............. | 1,991,031 | 2,120,231 | 1,737,112 |
| MINORITY INTEREST:.................. | 14,634 | 41,419 | 10,750 |
| EQUITY: | | | |
| Common stock - authorized 5,000 shares of $.88 par value; 279.32 shares issued and outstanding.... | 245 | 245 | 245 |
| Additional paid-in capital......... | 1,076,338 | 917,255 | 917,255 |
| Accumulated earnings (deficit)..... | (32,217) | (125,917) | 61,388 |
| Treasury stock at cost,5.70 shares. | (47,893) | 0 | 0 |
| Total equity..................... | 996,473 | 791,583 | 978,888 |
| TOTAL........................ | $3,002,138 | $2,953,233 | $2,726,750 |

See Notes to Consolidated Financial Statements

KEYSTONE INSURERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005 AND 004

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| OPERATING INCOME | 4,932,519 | 3,343,882 | 2,947,995 |
| OPERATING EXPENSES | 4,812,895 | 3,623,286 | 2,636,857 |
| INCOME (LOSS) BEFORE OTHER INCOME | 119,624 | (279,404) | 311,138 |
| OTHER INCOME (EXPENSE): | | | |
| Interest expense | (38,788) | (42,217) | (42,819) |
| Interest income | 97,644 | 57,485 | 11,709 |
| Loss on investment | 0 | 0 | (1,616) |
| Gain on disposition | 19,784 | 0 | 0 |
| Total | 78,640 | 15,268 | (32,726) |
| INCOME(LOSS)BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST. | 198,264 | (264,136) | 278,412 |
| PROVISION FOR INCOME TAXES | (98,349) | 107,500 | (97,588) |
| MINORITY INTEREST IN NET INCOME | (6,215) | (30,669) | (20,247) |
| NET INCOME (LOSS) | $ 93,700 | $ (187,305) | $ 160,577 |

See Notes to Consolidated Financial Statements

KEYSTONE INSURERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005 AND 2004

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| COMMON STOCK | $ 245 | $ 245 | $ 245 |
| ADDITIONAL PAID-IN CAPITAL: | | | |
| Balance at beginning of year | $ 917,255 | $ 917,255 | $ 917,255 |
| Stock compensation plan | 159,083 | 0 | 0 |
| Balance at end of year | $1,076,338 | $ 917,255 | $ 917,255 |
| ACCUMULATED EARNINGS (DEFICIT): | | | |
| Balance at beginning of year | $ (125,917) | $ 61,388 | $ (99,189) |
| Net income (loss) | 93,700 | (187,305) | 160,577 |
| Balance at end of year | $ (32,217) | $ (125,917) | $ 61,388 |
| TREASURY STOCK: | | | |
| Balance at beginning of year | $ 0 | $ 0 | $ 0 |
| Treasury stock acquired | (47,893) | 0 | 0 |
| Balance at end of year | $ (47,893) | $ 0 | $ 0 |

See Notes to Consolidated Financial Statements

## KEYSTONE INSURERS GROUP, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED
### DECEMBER 31, 2006 AND 2005 AND 2004

| | Restated 2006 | 2005 | 2004 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 93,700 | $(187,305) | $ 160,577 |
| Minority interest | 6,215 | 30,669 | 20,247 |
| Total | 99,915 | (156,636) | 180,824 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation | 97,263 | 94,056 | 63,745 |
| Amortization | 23,847 | 27,043 | 30,917 |
| Stock based compensation | 159,083 | 0 | 0 |
| Gain on disposition | (19,784) | 0 | 0 |
| Changes in assets and liabilities: | | | |
| Accounts receivable | 42,854 | (201,171) | (304,051) |
| Insurance premiums receivable | 50,716 | 25,301 | 17,317 |
| Prepaid profit sharing | 127,145 | (4,120) | (133,464) |
| Prepaid expense and other assets | 14,837 | 2,131 | (23,212) |
| Prepaid income taxes | (117,800) | (87,200) | 17,577 |
| Refundable income taxes | 0 | (29,000) | 0 |
| Deferred income taxes | (7,000) | (78,500) | 0 |
| Accounts payable | (73,968) | 294,227 | (6,818) |
| Customer prepayments | 227,001 | 0 | 0 |
| Insurance premiums payable | 14,952 | (77,008) | 111,637 |
| Deferred profit sharing | (229,306) | 6,865 | 222,441 |
| Profit sharing payable | (274,012) | 251,034 | (119,787) |
| Accrued payroll | 152,996 | 12,035 | 95,699 |
| Accrued interest | (2,237) | 2,417 | (664) |
| Accrued income taxes | 0 | (68,836) | 68,836 |
| Deferred compensation payable | 48,904 | 106,078 | 19,075 |
| Total adjustments | 235,491 | 275,352 | 59,248 |
| Net cash provided by (used in) operating activities | 335,406 | 118,716 | 240,072 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Net change in notes receivable | 69,782 | 123,718 | (7,800) |
| Disposition (purchase) of securities | 20,931 | (500) | (70,623) |
| Purchase of property and equipment | (215,783) | (63,896) | (39,736) |
| Net change in intangible assets | 0 | 1,860 | 2,468 |
| Net cash used in invest activities | (125,070) | 61,182 | (115,691) |

See Notes to Consolidated Financial Statements

KEYSTONE INSURERS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005 AND 2004

| | | | |
|---|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net proceeds (repay) debt........... | (65,284) | (174,693) | (181,080) |
| Purchase of treasury stock.......... | (47,893) | 0 | 0 |
| Distribution to minority interest... | (33,000) | 0 | 0 |
| Net cash provided by (used in) financing activities............ | (146,177) | (174,693) | (181,080) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................ | 64,159 | 5,205 | (56,699) |
| CASH AND CASH EQUIV, BEGIN OF YEAR.... | 476,877 | 471,672 | 528,371 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 541,036 | $ 476,877 | $ 471,672 |

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

OPERATIONS

Keystone Insurers Group, Inc. (Parent Company) is an umbrella corporation providing support services as they relate to the distribution of property/casualty, financial and risk management services through a network of one hundred twelve (112) franchised locations throughout Pennsylvania, forty-seven(47)locations throughout North Carolina, seventeen (17) locations throughout Virginia and eleven (11) locations throughout Indiana. The Company operates from owned facilities located in the Northumberland area of Pennsylvania.

Keystone Risk Managers, LLC., a subsidiary, provides property/casualty products and risk management services to large commercial clients on a national and international basis. These services are provided individually and on behalf of the Parent Company's franchised locations.

Keystone Financial & Benefit Resources, LLC, (KFBR), a subsidiary, attracts, negotiates, maintains and administers agreements with financial services providers for the benefit of its franchises and their clients. KFBR recruits, trains and provides initial management of financial services sales personnel on behalf of its franchises and facilitates financing arrangements for such producers with it's franchises. Additionally, KFBR acts as a conduit for franchises, enabling them to access more complex financial services products for their clients.

Keystone Benefit Services, LLC., a subsidiary of KFBR was formed in December, 2004 to address the growing need of it's franchised locations in the area of benefits and health insurance. There was no activity for the years ended December 31, 2006, 2005 and 2004.

RECLASSIFICATION

Certain items of revenue and expenses reported in the 2004 financial statements have been reclassified. The nature of these items is like a "pass through" activity where the majority of funds received are paid out (except for small amounts retained in some cases as a fee for services rendered and expenses paid that are reimbursed). Specifically,$4,954,640 of income previously reported as "Profit Sharing" and "Commission" has been netted with profit sharing and commissions paid of $4,954,640. "Reimbursed Expenses" in the amount of



(continued)

$456,364 have been netted with the actual expenses paid of $456,364. Even though these revenues and expenses are contracted through Keystone, Management believes that this reclassification more accurately reflects the income and expenses of the Company. The reclassifications had no impact on net income.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

BASIS OF ACCOUNTING

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting.

FRANCHISES

At December 31, 2006, the Company had 120 franchises for which it provides services. The services provided include maintaining and administrating agency/company agreements, managing underwriting profitability and growth, negotiating and maintaining various supplier contracts for goods and services, creating and administrating specialty insurance programs and the development and management of value added products and services for franchisees.

The Company realizes revenue from the delivery of these services through initial licensing fees, monthly fees and by retaining certain percentages from profit sharing and growth bonuses.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Parent Company and it's Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The subsidiaries and percentage of ownership are as follows:

| | |
|---|---|
| Keystone Risk Managers, LLC.................. | 100% |
| Keystone Financial & Benefit Resources, LLC.. | 90% |
| Keystone Benefit Services, LLC............... | 100% |



(continued)

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation under the provisions of SFAS No. 123R.

REVENUE RECOGNITION

The Company accounts and recognizes revenue as follows:

Operating income is comprised primarily of franchise licensing and monthly fees, percentages of growth and profit sharing bonuses, carrier expense reimbursements, miscellaneous fees and commissions for shared activities, vender purchasing programs and branch office fees. Amounts are calculated based on the activities of the agency stockholders and franchisees and are recognized and determined when earned.

Included in operating income is profit sharing revenue which is based on premium volume, growth and loss ratios of the franchisees. For those carriers that are based on a calendar year calculation basis, revenue is recognized when received. For carriers calculating results on a fiscal year basis, the Company recognizes revenue in the current year.

Included in operating income are franchise arrangements that provide for payment of initial licensing fees, ongoing monthly service fees as well as profit sharing and bonus distribution fees. Franchisees have contracts with the Company that outline the amount of licensing fees, profit sharing, commissions, monthly service fees, carrier expense reimbursement and miscellaneous fees. Profit sharing and commissions are received directly from insurance companies based on stated percentages. Franchisees that fail to pay billed fees lose their franchise rights. Initial licensing fees are accounted for as income in the period when the franchise is awarded. The franchise licensing fee is not uniform and is not refundable. It is determined by the companies maturity in the state in which the franchisees operate. The amount of these fees were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Initial licensing fees..... | $ 122,500 | $137,500 | $ 40,000 |
| Other...................... | 1,336,046 | 944,990 | 624,692 |
| Total.................... | $1,458,546 | $1,082,490 | $664,692 |



(continued)

In 2006, the Company converted sixteen (16) agency stockholders from their service agreement platform to the Company's franchise platform. Also, the Company issued twenty (20) new franchise licenses to new agency relationships. The total franchise licenses amounted to one hundred twenty (120) at December 31, 2006.

OPERATING EXPENSES

Operating expenses represent expenses of the Company necessary for the operation of the Company's business calculated on the accrual basis of accounting. They include: salaries and related employee benefits and costs; insurances; office utilities and related costs; office supplies and related expenses; travel and promotion; professional fees; taxes, licenses and memberships.

CASH

Cash includes funds that the Company receives in insurance premiums, commission, bonuses and profit sharing income from insurance companies prior to disbursing. Until remitted these funds are held by the Company in a fiduciary capacity for its franchised offices and insurance companies.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Normal maintenance and repairs are charged to expense as incurred. Major renewals or betterments which extend the life or increase the value of the assets are capitalized. Depreciation is provided using straight-line and accelerated methods utilizing estimated useful lives of five to thirty-nine years. Depreciation expense for the years ended December 31, 2006, 2005 and 2004 amounted to $97,263, $94,056 and $63,745, respectively.

INTANGIBLE ASSETS

Goodwill represents a portion of the purchase price for the Company 's interest in Keystone Risk Managers, LLC. It is not amortizable. There was no change in goodwill in 2006. The Company does not consider this goodwill to be impaired at December 31, 2006.



(continued)

Amortizable intangible assets comprising rights, trademark and website are being amortized over periods ranging from five to fifteen years. "Rights" is the major item in this category (amounting to $244,724, $244,724 and $246,584 for the years ended December 31, 2006, 2005, 2004,respectively) representing the right of the Company to receive commissions on municipal insurance underwritten by EMC Insurance. The rights were purchased from Kilmer Insurance Agency, Inc. (An Agency Franchisee) and are amortized over a period of 15 years. Amortization expense for the years ended December 31, 2006, 2005 and 2004 amounted to $23,847, $27,043 and $30,917,respectively.

Estimated aggregate amortization expense for annual periods beyond December 31, 2006 is estimated as follows:

| YEAR ENDED DECEMBER 31 | AMOUNT |
|---|---|
| 2007 | $ 17,970 |
| 2008 | 16,761 |
| 2009 | 16,604 |
| 2010 | 16,604 |
| 2011 | 16,604 |
| Thereafter | 66,182 |
| Total | $ 150,725 |

INVESTMENT IN SECURITIES

The Company accounts for investments in securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). SFAS No. 115 requires the Company to classify each debt and equity security in one of three categories: "held to maturity", "available for sale" or "trading". Investments classified as either available for sale or trading securities are reflected at fair market value. Unrealized gains or losses on trading securities are included in earnings. Unrealized gains and losses on available for sale securities are excluded from earnings and reflected, net of income taxes, as a separate component of comprehensive income in stockholders' equity until realized. Investment in securities on the consolidated balance sheet are classified as "available for sale", and cost approximates market value.



(continued)

CASH AND CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

CASH FLOWS

Noncash investing and financing transactions:

Cash paid for interest during the year ended December 31, 2006, 2005 and 2004 was $38,788, $39,800 and $43,483, respectively.

Cash paid for income taxes during the year ended December 31, 2006, 2005 and 2004 was $222,800, $87,200 and $11,174, respectively.

During 2006, the Company acquired automobiles through long-term debt in the amount of $24,254.

During 2004, the Company acquired automobiles through long-term debt in the amount of $87,923.

During 2004, the Company facilitated a line of credit totaling $165,000 for the benefit of certain franchised locations, for the investment in Keystone Capital Investors, LLC. and ultimately in Keystone National Insurance Company.

2. BUSINESS COMBINATIONS:

Keystone Financial & Benefit Resources, LLC

In May, 2002, the Parent Company entered into an agreement with Duncan Financial Group to form Keystone Financial & Benefit Resources, LLC. The Company has a 90% Member's interest.

Keystone Risk Managers, LLC.

On January 1, 2002, Keystone Insurers Group, Inc. purchased 100% of the members' interest in Keystone Risk Managers, LLC (KRM). KRM was acquired in order to expand the growth of the Company. The total purchase price for these interests was $90,000. The goodwill recorded by the Company in connection with the acquisition was $58,860. Goodwill was determined to be the excess of the purchase price over the net book value of the acquired company. The results of operations of KRM are included in the statements of income for each year ended December 31, 2006, 2005 and 2004.



(continued)

The following is a condensed balance sheet of KRM at the time of acquisition:

| | |
|---|---|
| Current assets | $ 29,289 |
| Net property and equipment | 4,003 |
| Total assets | $ 33,292 |
| Current liabilities | $ 2,152 |
| Members' equity | 31,140 |
| Total liabilities and members' equity. | $ 33,292 |

3. NOTES RECEIVABLE:

At December 31, 2006 there were no notes receivable. Notes receivable in the amounts of $69,782 and $193,500 at December 31, 2005 and 2004, respectively were subsequently paid.

4. LINE OF CREDIT:

The Company has a $400,000 line of credit facility with Omega Bank. The purpose of this line is to fund loans for it's franchised locations to invest in Keystone Capital Investors, LLC. Keystone's obligation to Omega Bank is secured via demand notes and collateral agreements with it's franchised locations. Interest is paid monthly at a variable rate of prime plus .25% (8.50% at December 31, 2006). The balance at December 31, 2006, 2005 and 2004 amounted to $0, $55,000 and $165,000, respectively.

At December, 31, 2006 and 2005, the Company had outstanding borrowings in the amount of $145,000 and $100,000, respectively on a $1,000,000 line of credit facility with Westfield Bank. This line of credit is secured by all assets owned by the Company including but not limited to deposit accounts (excluding those funds that are the property of insurance carriers; such as premiums in transit; returned commissions. In addition, payments of franchisees payable from insurance carriers for franchise commissions and/or profit sharing payments would be excluded), accounts receivable, equipment, fixtures and intangibles. Interest is paid monthly at a variable rate of prime (8.25% at December 31, 2006).



(continued)

5. LONG-TERM DEBT:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| KEYSTONE INSURERS GROUP, INC.: | | | |
| Omega Bank<br>Mortgage payable monthly in the amount of $3,557 including interest at 5.95% fixed for five years beginning November, 2002. The rate will change to prime + .50% in years 6 through 10, secured by the building......... | $ 434,950 | $ 450,953 | $ 469,464 |
| Omega Bank<br>Mortgage payable monthly in the amount of $1,234 including interest at the bank's prime rate (8.25% at December 31, 2006). The loan is secured by the building and matures October, 2008............................... | 73,315 | 83,064 | 90,394 |
| Ford Motor Credit Co.<br>Payable monthly in the amount of $405 including interest at 5.87%, secured by the 2003 Ford Taurus..... | 3,193 | 7,746 | 11,986 |
| Ford Motor Credit Co.<br>Payable monthly in the amount of $445 including interest at 5.25%, secured by the 2004 Ford Taurus..... | 5,632 | 10,542 | 15,137 |
| Ford Motor Credit Co.<br>Payable monthly in the amount of $605 including interest at 5.49%, secured by the 2005 Ford Escape..... | 7,645 | 14,294 | 19,995 |
| GMAC<br>Payable monthly in the amount of $398 including interest at 8.64%, secured by the 2004 Chevrolet Malibu | 11,941 | 15,837 | 19,378 |
| Nissan Motor Acceptance Corporation<br>Payable monthly in the amount of $556 including interest at 5.07%, secured by the 2004 Nissan Sedan.... | 15,704 | 21,905 | 26,788 |



(continued)

KEYSTONE RISK MANAGERS, INC.:

| | | | |
|---|---|---|---|
| Ford Motor Credit Co. Payable monthly in the amount of $563 including interest at 5.25% and it is secured by the 2003 Ford Taurus | 0 | 3,323 | 9,706 |
| FNB Bank Payable monthly in the amount of $750 including interest at 6.90% and it is secured by the 2006 Volkswagen Passat | 24,254 | 0 | 0 |
| Subsequently paid | 0 | 3,323 | 119,215 |
| Total | 576,634 | 607,664 | 772,357 |
| Less: current portion | 58,395 | 52,728 | 168,257 |
| Long-term portion | $ 518,239 | $554,936 | $604,100 |

Maturities of long-term debt for annual periods beyond December 31, 2006 are estimated as follows:

| YEAR ENDED DECEMBER 31 | AMOUNT |
|---|---|
| 2007 | $ 58,395 |
| 2008 | 47,862 |
| 2009 | 45,889 |
| 2010 | 32,937 |
| 2011 | 34,445 |
| Thereafter | 357,106 |
| Total | $ 576,634 |

6. ADVERTISING COSTS:

The Company expenses the costs of advertising as incurred. Included in operating expenses is advertising costs of $101,677, $71,830 and $52,632 for the years ended December 31, 2006, 2005 and 2004, respectively.



(continued)

7. DEFERRED INCOME TAXES:

Deferred tax asset of $164,000 and $109,500 and deferred tax liabilities of $78,500 and $31,000, as of December 31, 2006 and 2005, respectively represent the tax effects of taxable and deductible differences in book and tax reporting. For the year ended 2004, the amount of deferred income taxes due to these differences are deemed to be immaterial. The deferred tax assets and liabilities consist of the following components at December 31, 2006 and 2005:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets related to deferred compensation payable, executive bonuses and stock based compensation: | | |
| Short term: | | |
| Federal | $ 6,500 | $ 29,000 |
| State | 2,000 | 17,000 |
| Total | $ 8,500 | $ 46,000 |
| Long term: | | |
| Federal | $ 120,000 | $ 49,000 |
| State | 35,500 | 14,500 |
| Total | $ 155,500 | $ 63,500 |
| Deferred tax liabilities related to deferred book and tax basis of depreciable assets: | | |
| Short term: | | |
| Federal | $ 10,500 | $ 7,000 |
| State | 3,000 | 2,000 |
| Total | $ 13,500 | $ 9,000 |
| Long term: | | |
| Federal | $ 50,000 | $ 17,000 |
| State | 15,000 | 5,000 |
| Total | $ 65,000 | $ 22,000 |



(continued)

8. CORPORATE INCOME TAXES:

Provision for corporate income taxes for the years ended December 31, 2006, 2005 and 2004 are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 80,143 | $(29,000) | $ 72,258 |
| State | 25,206 | 0 | 25,330 |
| Deferred: | | | |
| Federal | (12,000) | (54,000) | 0 |
| State | 5,000 | (24,500) | 0 |
| Total | $ 98,349 | $(107,500) | $ 97,588 |

9. DEFERRED COMPENSATION:

Effective January 1, 2002, the Company instituted a phantom stock plan for it's executive officers. Effective May 25, 2005, this unqualified plan was frozen by the board of directors at a vested amount payable as compensation of $131,544. The executives elected to retain 2.5055 shares of phantom stock valued at $47,893 a share totaling $120,000 in the plan. This amount will increase or decrease at year end as the value of the common stock of the Company fluctuates. The amount payable at December 31, 2006, 2005 and 2004 amounted to $185,865, $142,829 and $36,751, respectively.

10. SENIOR OFFICER INCENTIVE COMPENSATION:

The Company employs five (5) Senior Officers to provide leadership and execution of the Company's business plans. To reward the performance of these Officers, the Company has entered into Employment Agreements that provide for cash bonuses and stock options if certain performance objectives are met.



(continued)

The Stock Option Award Pool is designed to reward the senior officers for increasing the fair market value (FMV) of the Company and is calculated annually. The senior officers receive options according to a formula contained within their employment agreements based on an increase year over year in the fair market value of the Company. The options awarded to the senior executives, excluding the CEO vest 20% per year during the 5 year life/term of the option awarded. The options awarded to the CEO vest immediately.

The Company has granted a total of 100.199 stock options to senior management pursuant to their respective executive employment agreements. To value these options in order to expense them, the Company adopted SFAS 123(R) Share-Based Payment" and utilized the Modified Black-Scholes Merton Model as follows:

| | |
|---|---|
| Grant Date | August 1, 2006 |
| Number of Options | 35.716 |
| Stock Price | $10,000 |
| Exercise/Strike Price | $10,000 |
| Expected Life | 5 years |
| Expected Volatility (annual) | 20% |
| Expected Annual Dividend | 0% |
| Risk-Free Rate of Return | 4.4% |
| Total Grant Valuation | $98,831.78 |
| Fair Value of Options per Share | $2,767.16 |

| | |
|---|---|
| Grant Date | December 31, 2006 |
| Number of Options | 47.183 |
| Stock Price | $13,013.20 |
| Exercise/Strike Price | $13,013.20 |
| Expected Life | 5 years |
| Expected Volatility (annual) | 20% |
| Expected Annual Dividend | 0% |
| Risk-Free Rate of Return | 4.7% |
| Total Grant Valuation | $174,395.03 |
| Fair Value of Options per Share | $3,696.14 |



(continued)

| | |
|---|---|
| Grant Date | December 31, 2006 |
| Number of Options | 17.3 |
| Stock Price | $13,013.20 |
| Exercise/Strike Price | $10,000 |
| Expected Life | 5 years |
| Expected Volatility (annual) | 20% |
| Expected Annual Dividend | 0% |
| Risk-Free Rate of Return | 4.7% |
| Total Grant Valuation | $93,507.51 |
| Fair Value of Options per Share | $5,405.05 |

The Company determines the assumptions used in the Black-Scholes option pricing model as follows: the risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is zero because the Company has not paid a dividend and does not anticipate doing so in the future; the volatility factor is based on a comparison of the volatility of publicly-traded companies in the insurance brokerage industry; the expected life is 5 years because the employment agreements provide for a life/term of 5 years. The Company believes that the companies selected to determine volatility are comparable to it even though these companies have significantly larger market capitalizations. The Company does not believe that there are public-traded comparable with lower market capitalizations. There was no reduction in expected life compared with the life/terms of the options because the Company does not believe there will be any forfeitures. The options awarded are a significant inducement to the senior officers to remain with the Company and it is highly unlikely that the senior officers will forfeit any of their options.

Of the 100.199 total options awarded, 82.899 were awarded to the senior executives which were reflective of the performance of the Company and had a total value of $273,227. Of this, $65,575 had vested and was recorded as compensation expense as of the year ending December 31, 2006. The remaining unamortized expenses of $207,702 will be expensed as the options vest over their 5 year term. The expense treatment of the remaining 17.3 options awarded to the President and CEO is detailed in Note 11.



(continued)

The following tables detail the activity during 2006 related to stock options awarded by the Company:

| | For the year ended December 31, 2006 | |
|---|---|---|
| | Shares | Wtd. Avg. Exercise Price |
| Outstanding at beginning of period | 0 | |
| Granted | 100.199 | $11,418.80 |
| Exercised | 0 | 0 |
| Forfeited or expired | 0 | 0 |
| Outstanding at the end of period | 100.199 | $11,418.80 |
| Exercisable at the end of period | 49.796 | $11,119.07 |

Options Outstanding

| Exercise Prices | Number outstanding as of 12/31/06 | Wtd.Avg.Remaining Contract Life | Wtd.Avg. Exercise Price |
|---|---|---|---|
| $10,000 | 53.016 | 4.2 yrs | $10,000 |
| $13,013 | 47.183 | 4.6 | $13,013 |

Options Exercisable

| Number Exercisable as of 12/31/06 | Wtd.Avg.Remaining Contract Life | Wtd. Avg. Exercise Price |
|---|---|---|
| 49.796 | 4.4 yrs | $11,119.07 |

Options Expected to Vest

| Exercise Prices | Number outstanding as of 12/31/06 | Wtd.Avg.Remaining Contract Life | Wtd.Avg. Exercise Price |
|---|---|---|---|
| $10,000 | 53.016 | 4.2 yrs | $10,000 |
| $13,013 | 47.183 | 4.6 | $13,013 |



(continued)

Non-Vested Options

| | For the year ended December 31, 2006 | |
|---|---|---|
| | Shares | Wtd.Avg. Grant Date Fair Value |
| Nonvested at beginning period | 0 | |
| Granted | 100.199 | $3,660.06 |
| Vested | 49.769 | $4,030.82 |
| Forfeited | 0 | |
| Nonvested at end of period | 50.43 | $3,294.16 |

Cash Bonus Pool:

The Bonus provision of the Agreements is designed to focus the Officers attention on annually growing the revenue and profit of the Company based on a formula that shares a portion of the Company's profits and is determined by the percentage of revenue growth. The Company increased it's revenue by 47.5% from 2005 to 2006. Executive bonus recorded in the accompanying financial statements amounted to $483,522 and $331,385 at December 31, 2006 and 2005.

11. CHIEF EXECUTIVE STOCK OPTIONS:

In consideration of the CEO voluntarily resigning his employment contract two years before its expiration and accepting a new employment contract, if the Chief Executive Officer's total compensation for the years 2006 and 2007 falls below what he would have earned under his prior employment contract dated April 30, 2002, he will receive the difference in stock options. The options have a strike price of $10,000, will immediately vest and are exercisable for five years. The Company issued 17.3 options for 2006 with a value of $93,508 which was recorded as compensation expense for the year ended December 31, 2006.



(continued)

12. STOCK SPLIT:

On April 26, 2006, the Company declared a 5.7005-for-one stock split for all shares outstanding as of that date. Prior to the split, there were 49 shares outstanding and after the split, there were 279.32 shares. As a result, the par value of the shares was decreased from $5.00 per share to $.88 per share.

13. TREASURY STOCK:

During the six months ended June 30, 2006, the Company redeemed all 5.7005 of the outstanding shares owned by an agency stockholder due to retirement for $47,893. Treasury stock is recorded at cost.

14. COMMITMENTS AND CONTINGENCIES:

The Company secures insurance contracts through insurance carriers on behalf of it's agency stockholders and franchised agencies. Should the agencies not pay, the Company is liable for these payables. Some insurance premiums are received by the Company from insurance agencies and subsequently remitted to the insurance companies. These are reflected in the accompanying consolidated balance sheets as insurance premiums receivable and the corresponding insurance premiums payable in the amount of $51,756, $102,472 and $96,952 for the years ended December 31, 2006, 2005 and 2004, respectively. However, the majority of insurance premiums are remitted directly by the insurance agencies. According to management, the amount of this contingent liability at December 31, 2006, 2005 and 2004 is not determinable.

15. SAFE HARBOR 401(K) PLAN:

Effective January 1, 2000, the Company established a safe harbor 401 (K)plan covering employees with 30 days of service and who have attained the age of 21. Employees may elect to make voluntary contributions to the plan through a salary reduction arrangement and begin vesting immediately. Company contributions to the plan are 3% of compensation and vest on a graduated scale over a six year period, which are mandatory regardless of the voluntary deferrals. Company contributions for the years ended December 31, 2006, 2005 and 2004 amounted to $65,583, $51,878 and $35,661, respectively.



(continued)

16. SUBSEQUENT EVENTS:

The Company anticipates an offering of its stock to occur in 2007. Eligible investors will be limited to participants and employees of the Company. Proceeds derived from the offering will be utilized to substantially expand the services of the Company.

Each shareholder who participated in the 5.7005 for 1 stock split may also receive options exercisable for up to 20% of the issued and outstanding shares of stock. The issuance of these options is at the discretion of the Board of Directors of the Company. Any options issued to the shareholders will have an exercise/strike price of $10,000 with a life of 5 years. These options will vest immediately. For example, if the minimum number of shares is sold through the offering, the shareholders could receive up to 75 options. Should the maximum number of shares be sold through the offering, the shareholders could receive up to 132 options. In the event these options are awarded, they will be awarded on or before March 31, 2008.

Because the options vest immediately, they will be expensed if and when awarded. The expense to the Company of each of these options will be the difference between the strike price of $10,000 and the fair market value of the Company stock at the grant date. Note, the recorded expense is subject to adjustment in future years when the options are exercised. For example, should the Company increase in value 10% or 20% when compared with the year ending December 31, 2006 (i.e. $13,013), the shares would be valued at $14,314 and $15,615, respectively. This would result in an expense liability per share of $4,314 and $5,615. The table below sets forth the total expense to the Company in the event Board of Directors award 75 or 132 shares and the value of the Company increased 10% or 20% compared with its value of $13,013 for the year ending December 31, 2006 when awarded to the shareholders.

| Number of Options | 10% Increase $14,314 | 20% Increase $15,615 |
|---|---|---|
| 75 | $323,550 | $421,125 |
| 132 | $569,448 | $741,180 |

Effective January 1, 2007, the subsidiary Keystone Financial Services has changed its name to Keystone Financial & Benefit Resources, LLC.

17. RESTATEMENT:

The 2006 Cash Flow Statement was restated to reclassify stock based compensation. As a result of the change, net cash provided by operating activities increased $159,083 to $335,406, net cash used in financing activities was decreased by the same amount. There was no effect on net increase (decrease) in cash and cash equivalents.

# PART III EXHIBITS

## Index

(iv) Joseph P. Joyce (Vice President)

(v) George C. Wynne (Senior Executive of Corporate Development)

10. Materials Relating to Solicitation of Interest

11. Opinion of Counsel

12. Sample Common Stock Certificate

13. Sample Common Stock Purchase Option

*(remainder of page intentionally left blank)*

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June 27, 2007.

KEYSTONE INSURERS GROUP, INC.

By: ______________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| | | |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | 6-27-2007 |
| Michael Azar | Chief Financial Officer | |
| Michael Kilmer | Chairman, Director | |
| John Duncan, Jr. | Director | |
| William Jones | Director | |
| Robert Naginey | Director | |
| Thomas Parkins | Director | |
| Todd Roadman | Director | |
| Robert Seltzer, Jr. | Director | |
| Thomas Troutman | Director | |
| Carl DeYulis | Director | |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June 27, 2007.

KEYSTONE INSURERS GROUP, INC.

By:_________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| | | |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | |
| Michael Azar | Chief Financial Officer | 6-27-2007 |
| Michael Kilmer | Chairman, Director | |
| John Duncan, Jr. | Director | |
| William Jones | Director | |
| Robert Naginey | Director | |
| Thomas Parkins | Director | |
| Todd Roadman | Director | |
| Robert Seltzer, Jr. | Director | |
| Thomas Troutman | Director | |
| Carl DeYulis | Director | |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June __, 2007.

KEYSTONE INSURERS GROUP, INC.

By:___________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| | | |
|---|---|---|
| ________________ David E. Boedker, Sr. | President and Chief Executive Officer | ________ |
| ________________ Michael Azar | Chief Financial Officer | ________ |
| [signature] Michael Kilmer | Chairman, Director | 6/22/07 |
| ________________ John Duncan, Jr. | Director | ________ |
| ________________ William Jones | Director | ________ |
| ________________ Robert Naginey | Director | ________ |
| ________________ Thomas Parkins | Director | ________ |
| ________________ Todd Roadman | Director | ________ |
| ________________ Robert Seltzer, Jr. | Director | ________ |
| ________________ Thomas Troutman | Director | ________ |
| ________________ Carl DeYulis | Director | ________ |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June __, 2007.

KEYSTONE INSURERS GROUP, INC.

By:________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| | | |
|---|---|---|
| ____________________ David E. Boedker, Sr. | President and Chief Executive Officer | __________ |
| ____________________ Michael Azar | Chief Financial Officer | __________ |
| ____________________ Michael Kilmer | Chairman, Director | __________ |
| ____________________ John Duncan, Jr. | Director | __________ |
| [signature] William Jones | Director | 6/22/07 |
| ____________________ Robert Naginey | Director | __________ |
| ____________________ Thomas Parkins | Director | __________ |
| ____________________ Todd Roadman | Director | __________ |
| ____________________ Robert Seltzer, Jr. | Director | __________ |
| ____________________ Thomas Troutman | Director | __________ |
| ____________________ Carl DeYulis | Director | __________ |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June __, 2007.

KEYSTONE INSURERS GROUP, INC.

By:________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | |
| Michael Azar | Chief Financial Officer | |
| Michael Kilmer | Chairman, Director | |
| John Duncan, Jr. | Director | |
| William Jones | Director | |
| Robert E. Naginey (signature)<br>Robert Naginey | Director | 6/27/2007 |
| Thomas Parkins | Director | |
| Todd Roadman | Director | |
| Robert Seltzer, Jr. | Director | |
| Thomas Troutman | Director | |
| Carl DeYulis | Director | |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June __, 2007.

KEYSTONE INSURERS GROUP, INC.

By:__________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| | | |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | |
| Michael Azar | Chief Financial Officer | |
| Michael Kilmer | Chairman, Director | |
| John Duncan, Jr. | Director | |
| William Jones | Director | |
| Robert Naginey | Director | |
| Thomas Parkins | Director | 6/29/07 |
| Todd Roadman | Director | |
| Robert Seltzer, Jr. | Director | |
| Thomas Troutman | Director | |
| Carl DeYulis | Director | |

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June __, 2007.

KEYSTONE INSURERS GROUP, INC.

By:________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | |
| Michael Azar | Chief Financial Officer | |
| Michael Kilmer | Chairman, Director | |
| John Duncan, Jr. | Director | |
| William Jones | Director | |
| Robert Naginey | Director | |
| Thomas Parkins | Director | |
| Todd Roadman | Director | |
| Robert Seltzer, Jr. | Director | 6/22/07 |
| Thomas Troutman | Director | |
| Carl DeYulis | Director | |

fax: 570-473-4303.
ATTN: LeeAnn Hawk

**SIGNATURES**

FAXED

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on June 22, 2007.

KEYSTONE INSURERS GROUP, INC.

By:____________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Name | Capacity | Date |
|---|---|---|
| David E. Boedker, Sr. | President and Chief Executive Officer | |
| Michael Azar | Chief Financial Officer | |
| Michael Kilmer | Chairman, Director | |
| John Duncan, Jr. | Director | |
| William Jones | Director | |
| Robert Naginey | Director | |
| Thomas Parkins | Director | |
| Todd Roadman | Director | |
| Robert Seltzer, Jr. | Director | |
| Thomas Troutman | Director | |
| Carl DeYulis | Director | 6-22-2007 |

(1)

DSCB:BCL—204 (Rev. 8-72)

Filing Fee: $75

Articles of Incorporation— Domestic Business Corporation

8328 704

(Line for numbering)

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
CORPORATION BUREAU

Filed this 2nd day of May, 19 83

Commonwealth of Pennsylvania
Department of State

William R. Davis

Secretary of the Commonwealth

(Box for Certification)

In compliance with the requirements of section 204 of the Business Corporation Law, act of May 5, 1933 (P. L. 364) (15 P. S. §1204) the undersigned, desiring to be incorporated as a business corporation, hereby certifies (certify) that:

1. The name of the corporation is:

Keystone Insurers Group, Inc.

2. The location and post office address of the initial registered office of the corporation in this Commonwealth is:

129 Mill Street
(NUMBER) (STREET)

Danville, Pennsylvania 17821
(CITY) (ZIP CODE)

3. The corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the following purpose or purposes:

The corporation shall have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Pennsylvania Business Corporation Law of 1933, as amended: without limiting the foregoing to write and sell on behalf of authorized insurance underwriters the following types of policies, to wit: Life, casualty, fire and marine, health and accident, and surety bonds; and to do all other things necessary incidental to the business of conducting a general insurance agency.

4. The term for which the corporation is to exist is: Perpetual

5 The aggregate number of shares which the corporation shall have authority to issue is:

a. 150 shares - $5.00 par value - capital stock. Stated capital applicable thereto is $750.00.
b. The holders of said stock shall exercise all of the voting rights for election of directors and for all other purposes.
c. The Board of Directors may sell its authorized shares from time to time for such considerations as may be fixed from time to time by the Board of Directors.

DSCB:BCL—204 (Rev. 8-72)-2

6. The name(s) and post office address(es) of each incorporator(s) and the number and class of shares subscribed by such incorporator(s) is (are):

| NAME | ADDRESS (including street and number, if any) | NUMBER AND CLASS OF SHARES |
|---|---|---|
| James D. Kishbaugh, | 129 Mill Street, Danville, Pa., 17821 | 10 shares |

IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed and sealed these Articles of Incorporation this 29th day of April, 1983.

_______________(SEAL)    X James D. Kishbaugh (SEAL)
James D. Kishbaugh
_______________(SEAL)

INSTRUCTIONS FOR COMPLETION OF FORM:

A. For general instructions relating to the incorporation of business corporations see 19 Pa. Code Ch. 35 (relating to business corporations generally). These instructions relate to such matters as corporate name, stated purposes, term of existence, authorized share structure and related authority of the board of directors, inclusion of names of first directors in the Articles of Incorporation, optional provisions on cumulative voting for election of directors, etc.

B. One or more corporations or natural persons of full age may incorporate a business corporation.

C. Optional provisions required or authorized by law may be added as Paragraphs 7, 8, 9 . . . etc.

D. The following shall accompany this form:

(1) Three copies of Form DSCB:BCL—206 (Registry Statement Domestic or Foreign Business Corporation).

(2) Any necessary copies of Form DSCB:17.2 (Consent to Appropriation of Name) or Form DSCB:17.3 (Consent to Use of Similar Name).

(3) Any necessary governmental approvals.

E. BCL §205 (15 Pa. S. §1205) requires that the incorporators shall advertise their intention to file or the corporation shall advertise the filing of articles of incorporation. Proofs of publication of such advertising should not be delivered to the Department, but should be filed with the minutes of the corporation.

Microfilm Number 9760- 894

Entity Number 769408

Filed with the Department of State on AUG 11 1997

[signature]

Secretary of the Commonwealth

# ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION

DSCB:15-1915 (Rev 91)

In compliance with the requirements of 15 Pa.C.S. § 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1. The name of the corporation is: Keystone Insurers Group, Inc.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) 129 Mill Street Danville PA 17821 Montour

Number and Street City State Zip County

(b) c/o:

Name of Commercial Registered Office Provider County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The statute by or under which it was incorporated is: Pennsylvania Business Corporation Law of 1933

4. The date of its incorporation is: May 2, 1983

5. (Check, and if appropriate complete, one of the following):

X The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

___ The amendment shall be effective on: ______ at ______

Date Hour

6. (Check one of the following):

X The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).

___ The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7. (Check, and if appropriate complete, one of the following):

X The amendment adopted by the corporation, set forth in full, is as follows:

Section 2 of the Articles of Incorporation is hereby amended to read as follows:
"The registered office of the Corporation is 1402 Bloom Road, P.O. Box 328, Danville, PA 17821."

Section 5(a) of the Articles of Incorporation is hereby amended to read as follows:
"The aggregate number of shares of common stock which the Corporation shall have authority to issue is 250 shares, par value $5.00."

___ The amendment adopted by the corporation as set forth in full in Exhibit A attached hereto and made a part hereof.

AUG 11 97

PA Dept. of State

DSCB:15-1915 (Rev 91)-2 2760- 895

8. **(Check if the amendment restates the Articles):**

__ The restated Articles of Incorporation supersede the original Articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 8th day of August, 19 97.

KEYSTONE INSURERS GROUP, INC.
(Name of Corporation)

BY: [signature]
(Signature)

TITLE: PRESIDENT

Microfilm Number 200072 - 578

Entity Number 769408

Filed with the Department of State on SEP 19 2000

Kim Pizzingrilli

Secretary of the Commonwealth JK

# ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION

DSCB:15-1915 (Rev 91)

In compliance with the requirements of 15 Pa.C.S. § 1915 (relating to articles of amendment), the undersigned nonprofit corporation, desiring to amend its articles, hereby states that:

1. The name of the corporation is: KEYSTONE INSURERS GROUP, INC.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) 1402 Bloom Road, P.O. Box 328 — Danville — PA — 17821 — Montour
Number and Street — City — State — Zip — County

(b) c/o: ____
Name of Commercial Registered Office Provider — County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The statute by or under which it was incorporated is: Pennsylvania Business Corporation Law of 1933

4. The date of its incorporation is: May 2, 1983

5. (Check, and if appropriate complete, one of the following):

X The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

___The amendment shall be effective on: ____ at ____
Date — Hour

6. (Check one of the following):

X The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).

___The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7. (Check, and if appropriate complete, one of the following):

___The amendment adopted by the corporation, set forth in full, is as follows:

X The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

H9043091

200072 - 579

DSCB:15-5915 (Rev 90)-2

8. (Check, if the amendment restates the Articles):

_X_ The restated Articles of Incorporation supersede the original Articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 18TH day of SEPTEMBER, 2000.

KEYSTONE INSURERS GROUP, INC.
(Name of Corporation)

BY: [signature]
(Signature)

TITLE: President

HBG\46091.1

200072 - 580

Exhibit "A"
To the Articles of Amendment
of
The Keystone Insurers Group, Inc.

7. **The amendment of the Articles of Incorporation of The Keystone Insurers Group, Inc. adopted by the corporation, set forth in full, is as follows:**

a. Section 2 of the Articles of Incorporation is hereby amended to read as follows:

"The registered office of the Corporation is 1 North D&H Avenue, Riverside, PA 17868."

b. Section 5(a) of the Articles of Incorporation is hereby amended to read as follows:

"The aggregate number of shares of common stock that the Company shall have authority to issue is 5,000 shares, par value $5.00."

c. Section 5(d) is hereby added to the Articles of Incorporation to read as follows:

"If, at any time, the Corporation shall issue or sell any new or additional shares of its Common Stock or any securities convertible into, exchangeable for or carrying rights or options to purchase shares of its Common Stock, whether now or hereafter authorized, and whether issued for cash or other consideration or by way of dividend, the Shareholders of the Company as of the record date for such sale of new or additional shares shall thereafter be entitled to purchase, at the same price and upon the same terms as such new or additional shares or securities are issued or sold, that number of such new or additional shares or securities necessary to permit such holder to maintain the same percentage of the equity ownership of the Corporation on a fully diluted basis as that percentage theretofore held by such holder on a fully diluted basis."

HBG\53252.1

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
CORPORATION BUREAU
206 NORTH OFFICE BUILDING
P. O. BOX 8722
HARRISBURG, PA 17105-8722
WWW.DOS.STATE.PA.US/CORPS

KEYSTONE INSURERS GROUP, INC.

THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED DOCUMENT. PLEASE NOTE THE FILE DATE AND THE SIGNATURE OF THE SECRETARY OF THE COMMONWEALTH. THE CORPORATION BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA.

IF YOU HAVE ANY QUESTIONS PERTAINING TO THE CORPORATION BUREAU, PLEASE VISIT OUR WEB SITE LOCATED AT WWW.DOS.STATE.PA.US/CORPS OR PLEASE CALL OUR MAIN INFORMATION TELEPHONE NUMBER (717)787-1057. FOR ADDITIONAL INFORMATION REGARDING BUSINESS AND / OR UCC FILINGS. PLEASE VISIT OUR ONLINE " SEARCHABLE DATABASE " LOCATED ON OUR WEB SITE.

ENTITY NUMBER: **769408**

MICROFILM NUMBER: **2005073**

MICROFILM START - END: **891 - 894**

CSC
COUNTER

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

# Articles of Amendment-Domestic Corporation

(15 Pa.C.S.)

Entity Number
769408

✓ Business Corporation (§ 1915)
___ Nonprofit Corporation (§ 5915)

Name
Address
City State Zip Code

Document will be returned to the name and address you enter to the left.

Fee: $70

Filed in the Department of State on JUL 14 2005

Secretary of the Commonwealth

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
KEYSTONE INSURERS GROUP, INC.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

| (a) Number and Street | City | State | Zip | County |
|---|---|---|---|---|
| 1995 POINT TOWNSHIP DRIVE, | NORTHUMBERLAND | PA | 17857 | MONTOUR |

(b) Name of Commercial Registered Office Provider County
c/o

3. The statute by or under which it was incorporated: PA Business Corporation Law of 1933

4. The date of its incorporation: May 2, 1983

5. *Check, and if appropriate complete, one of the following:*

✓ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

___ The amendment shall be effective on: ______________ at ______________
Date Hour

2005 JUL 15 PM 4:35
PA DEPT OF STATE

DSCB:15-1915/5915-2

2005073- 892

6. *Check one of the following:*

✔ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a). See Exhibit A.

✔ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § ~~1914(c) or § 5914(b)~~ 1912(a)(1). See Exhibit B.

7. *Check, and if appropriate, complete one of the following:*

____ The amendment adopted by the corporation, set forth in full, is as follows

________________________________________

________________________________________

✔ The amendment adopted by the corporation is set forth in full in Exhibit A and Exhibit B attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

14th day of July,

2005.

KEYSTONE INSURERS GROUP, INC.

Name of Corporation

[signature]

Signature

SECRETARY

Title

2005073-893

Exhibit "A"
To the Articles of Amendment
of
Keystone Insurers Group, Inc.

7. The amendments of the Articles of Incorporation of Keystone Insurers Group, Inc. (the "Corporation"), adopted by the Shareholders of the Corporation, set forth in full, are as follows:

a. Section 5(d) is hereby deleted in its entirety.

Exhibit "B"
To the Articles of Amendment
of
Keystone Insurers Group, Inc.

7. The amendments of the Articles of Incorporation of Keystone Insurers Group, Inc. (the "Corporation"), adopted by the Board of Directors of the Corporation, set forth in full, are as follows:

a. Section 2(a) is hereby amended to read as follows:

The address of this corporation's current registered office in this Commonwealth is:

1995 Point Township Drive, Northumberland, PA 17857, Montour County

b. Section 5(a) is hereby amended to read as follows:

"The Corporation shall have two classes of stock: (1) Common Stock, and (2) Non-Voting Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is 5,000 shares, par value $5.00. The aggregate number of shares of Non-Voting Common Stock which the Corporation shall have authority to issue is 500 shares, par value $5.00."

CSC DATE STAMP

**PENNSYLVANIA DEPARTMENT OF STATE**
**CORPORATION BUREAU**

## Articles of Amendment-Domestic Corporation

(15 Pa.C.S.)

Entity Number
769408

✓ Business Corporation (§ 1915)
____ Nonprofit Corporation (§ 5915)

Corporation Service Company

Document will be returned to the name and address you enter to the left.

Fee: $70

Filed in the Department of State on ____________

____________
Secretary of the Commonwealth

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
KEYSTONE INSURERS GROUP, INC.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

| (a) Number and Street | City | State | Zip | County |
|---|---|---|---|---|
| 1995 POINT TOWNSHIP DRIVE, | NORTHUMBERLAND | PA | 17857 | MONTOUR |

(b) Name of Commercial Registered Office Provider — County
c/o

3. The statute by or under which it was incorporated: PA Business Corporation Law of 1933

4. The date of its incorporation: May 2, 1983

5. *Check, and if appropriate complete, one of the following:*

✓ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

____ The amendment shall be effective on: ____________ at ____________
Date Hour

DSCB:15-1915/5915-2

6. *Check one of the following:*

____ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

✔ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate, complete one of the following:*

____ The amendment adopted by the corporation, set forth in full, is as follows

✔ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

28th day of October,

2005.

KEYSTONE INSURERS GROUP, INC.

Name of Corporation

[signature]

Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER

Title

Exhibit "A"
To the Articles of Amendment
of
Keystone Insurers Group, Inc.

7. The amendment of the Articles of Incorporation of Keystone Insurers Group, Inc. (the "Corporation"), adopted by the Board of Directors of the Corporation, set forth in full, is as follows:

a. Section 5(a) is hereby amended to read as follows:

> "The Corporation shall have two classes of stock: (1) Common Stock, and (2) Non-Voting Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is 5,000 shares, par value $1.25. The aggregate number of shares of Non-Voting Common Stock which the Corporation shall have authority to issue is 500 shares, par value $1.25."

(2)

# AMENDED AND RESTATED BYLAWS

# OF

# KEYSTONE INSURERS GROUP, INC.

**A Pennsylvania Business Corporation**

**ADOPTED: June 22, 2005**

AMENDED AND RESTATED BY-LAWS

OF

KEYSTONE INSURERS GROUP, INC.

TABLE OF CONTENTS

# AMENDED AND RESTATED BYLAWS

# OF

# KEYSTONE INSURERS GROUP, INC.

## Article 1

## CORPORATION OFFICE

Section 1.1 The Corporation shall have and continuously maintain in the Commonwealth of Pennsylvania a registered office at an address to be designated from time to time by the Board of Directors which may, but need not, be the same as its place of business. The mailing address of the Corporation shall be 1995 Point Township Drive, Northumberland, Pennsylvania 17857-8856.

Section 1.2 The Corporation may also have offices at such other places as the Board of Directors may from time to time designate or the business of the Corporation may require.

## Article 2

## SHAREHOLDER MEETINGS

Section 2.1 All meetings of the shareholders shall be held at such time and place, within or without the Commonwealth of Pennsylvania, as may be determined from time to time by the Board of Directors and need not be held at the registered office of the Corporation.

Section 2.2 The corporation shall hold an annual meeting of the shareholders. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly be brought before the meeting shall be held in each calendar year on or before the thirty-first (31st) day of May at the offices of the corporation or at such other time and place as may be determined by the Board of

Directors. If the annual meeting is not called and held within six (6) months after the designated time, any shareholder may call the meeting at any time thereafter.

Section 2.3 Special meetings of the Shareholders may be called at any time by (i) the Chairman, (ii) the Chief Executive Officer, (iii) the Board of Directors or (iv) shareholders entitled to cast at least twenty percent (20%) of the votes that all shareholders are entitled to cast at the particular meeting. The request of any person who has called a special meeting of shareholders shall be addressed to the Secretary of the Corporation, shall be signed by the persons making the request and shall state the purpose or purposes of the meeting. Upon receipt of any such request it shall be the duty of the Secretary to fix the time and provide written notice of the special meeting of shareholders, which shall be held not more than 60 days after the receipt of the request. If the Secretary shall neglect or refuse to fix the time or provide written notice of the special meeting, the person or persons making the request may fix the time and provide written notice of the special meeting.

Section 2.4 Written notice of each meeting other than an adjourned meeting of shareholders, stating the place and time, and, in the case of a special meeting of shareholders, the general nature of the business to be transacted, shall be provided to each shareholder of record entitled to vote at the meeting at such address as appears on the books of the Corporation. Such notice shall be given, in accordance with the provisions of Article 30 of these Bylaws, at least (i) ten (10) days prior to the day named for a meeting to consider a fundamental change under Chapter 19 of the Pennsylvania Business Corporation Law of 1988 (the "BCL") or (ii) five (5) days prior to the day named for the meeting in any other case.

Section 2.5 Whenever the Corporation has been unable to communicate with a shareholder for more than 24 consecutive months because communications to the shareholder are returned unclaimed or the shareholder has otherwise failed to provide the Corporation with a current address, the giving of notice to such shareholder pursuant to Section 2.4 of these Bylaws shall not be required. Any action or meeting that is taken or held without notice or communication to that shareholder shall have the same validity as if the notice or communication had been duly given. Whenever a shareholder provides the Corporation with a current address this Section 2.5 shall cease to be applicable to such shareholder. The Corporation shall not be required to give notice to any shareholder pursuant to Section 2.4 hereof if and for so long as communication with such shareholder is unlawful.

Section 2.6 The Board of Directors may provide by resolution with respect to a specific meeting or with respect to a class of meetings that one or more shareholders may participate in such meeting or meetings of shareholders by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear one another. Participation in the meeting by such means shall constitute presence in person at the meeting. Any notice otherwise required to be given in connection with any meeting at which participation by conference telephone or other communications equipment is permitted shall so specify.

## Article 3

## QUORUM OF SHAREHOLDERS

Section 3.1 A meeting of shareholders duly called shall not be organized for the transaction of business unless a quorum is present.

Section 3.2 The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for purposes of consideration and action on such matter.

Section 3.3 The shareholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 3.4 If a meeting of shareholders cannot be organized because a quorum is not present, those present in person or by proxy, may, except as otherwise provided by statute, adjourn the meeting to such time and place as they may determine, without notice other than an announcement at the meeting, until the requisite number of shareholders for a quorum shall be present in person or by proxy.

Section 3.5 Notwithstanding the provisions of Sections 3.1, 3.2, 3.3 and 3.4 of these Bylaws:

(a) Any meeting at which directors are to be elected may be adjourned only from day to day, or for such longer periods not exceeding 15 days each as the shareholders present and entitled to vote shall direct.

(b) Those shareholders entitled to vote who attend a meeting called for election of directors that has been previously adjourned for lack of a quorum, although less than a quorum as fixed in these Bylaws, shall nevertheless constitute a quorum for the purpose of electing directors.

(c) Those shareholders entitled to vote who attend a meeting that has been previously adjourned for one or more periods aggregating at least 15 days because of an absence of a quorum, although less than a quorum as fixed in these Bylaws, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

## Article 4

## VOTING RIGHTS

Section 4.1 Except as may be otherwise provided by the Corporation's Articles of Incorporation, at every meeting of shareholders, every shareholder entitled to vote thereat shall be entitled to one vote for every share having voting power standing in his name on the books of the Corporation on the record date fixed for the meeting.

Section 4.2 Except as otherwise provided by statute, at any duly organized meeting of shareholders the vote of the holders of a majority of the votes cast shall decide any question brought before such meeting.

Section 4.3 Unless demand is made before the voting begins by a shareholder entitled to vote at any election for directors, the election of such directors need not be by ballot.

Section 4.4 No shareholder shall be permitted to nominate a candidate for election as a director unless such shareholder shall provide to the Secretary of the Corporation (a) information about such candidate which is equivalent to the information concerning the candidates nominated by the Board of Directors which was contained in the Corporation's proxy statement for the immediately preceding annual meeting of shareholders at which directors were elected if the Corporation distributed a proxy statement to its shareholders in connection with such election of directors or (b) if the Corporation did not distribute such a proxy statement, the following information about such candidate: name, age, any position or office held with the Corporation, a description of any arrangement between the candidate and any other person(s) (naming such person(s)) pursuant to which he was nominated as a director, principal occupation for the five years prior to the election, the number of shares of the Corporation's stock beneficially owned by the candidate and a description of any material transaction or series of transactions to which the Corporation or any of its affiliates is a party and in which the candidate or any of his affiliates has a direct or indirect material interest, which description shall specify the candidate's interest in the transaction, the amount of the transaction and, where practicable, the amount of the candidate's interest in the transaction. Such information shall be provided in writing not later than 30 days after the date of the Nominating Committee's first notice to the shareholders identifying the candidates for election of directors proposed by the Nominating Committee, as required in Section 10.5.

## Article 5

## PROXIES

Section 5.1 Every shareholder entitled to vote at a meeting of shareholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him by proxy. Every proxy shall be executed in writing by the shareholder or his duly authorized attorney-in-fact and filed with the Secretary of the Corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Corporation. An unrevoked proxy shall not be valid after three years unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker, unless before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the Corporation.

Section 5.2 Where two or more proxies of a shareholder are present, the Corporation shall, unless otherwise expressly provided in the proxy, accept as the vote of all shares represented thereby the vote cast by a majority of them and, if a majority of the proxies cannot agree whether the shares represented shall be voted or upon the manner of voting the shares, the voting of the shares shall be divided equally among those persons.

## Article 6

## RECORD DATE

Section 6.1 The Board of Directors may fix a time prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which time, except in the case of an adjourned meeting, shall not be more than 90 days prior to the date of the meeting of shareholders. Only shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting, notwithstanding any transfer of shares on the books of the Corporation after any record date fixed as aforesaid. The Board of Directors may similarly fix a record date for the determination of shareholders of record for any other purpose, such as the payment of a distribution or a conversion or exchange of shares.

Section 6.2 The Board of Directors may by resolution adopt a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in such shareholder's name are held for the account of a specified person or persons. Such resolution may set forth: (a) the classification of shareholder who may certify; (b) the purpose or purposes for which the certification may be made; (c) the form of certification and information to be contained therein; (d) if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and (e) such other provisions with respect to the procedure as are deemed necessary or desirable. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

## Article 7

## SHAREHOLDER LIST

Section 7.1 The officer or agent having charge of the share transfer books of the Corporation shall make a complete alphabetical list of the shareholders entitled to vote at any meeting, with their addresses and the number of shares held by each. The list shall be produced and kept open at the time and place of the meeting for inspection by any shareholder during the entire meeting except that if the Corporation has 5,000 or more shareholders, in lieu of the making of the list the Corporation may make the information available at the meeting by other means.

Section 7.2 Failure to comply with the provisions of Section 7.1 of these Bylaws shall not affect the validity of any action taken at a meeting prior to a demand at the meeting by any shareholder entitled to vote thereat to examine the list.

Section 7.3 The original transfer books for shares of the Corporation, or a duplicate thereof kept in the Commonwealth of Pennsylvania, shall be prima facie evidence as to who are the shareholders entitled to examine the list or transfer books for shares or to vote at any meeting.

## Article 8

## JUDGES OF ELECTION

Section 8.1 Prior to any meeting of shareholders, the Board of Directors may appoint judges of election, who may but need not be shareholders, to act at such meeting or any adjournment thereof. If judges of election are not so appointed, the presiding officer of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three. No person who is a candidate for an office to be filled at the meeting shall act as a judge of election.

Section 8.2 In case any person appointed as a judge of election fails to appear or fails or refuses to act, the vacancy so created may be filled by appointment made by the Board of Directors in advance of the convening of the meeting or at the meeting by the presiding officer thereof.

Section 8.3 The judges of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies. The judges of election shall also receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes, determine the result and do such other acts as may be proper to conduct the election or vote with fairness to all shareholders. The judges of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as practicable. If there are three judges of election, the decision, act or certificate of a majority shall be the decision, act or certificate of all.

Section 8.4 On request of the presiding officer of the meeting or of any shareholder, the judges of election shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts found by them.

## Article 9

## CONSENT OF SHAREHOLDERS IN LIEU OF MEETING

Section 9.1 Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if, prior or subsequent to the action, a written consent or consents thereto signed by all of the shareholders who would be entitled to vote at a meeting for such purpose shall be filed with the Secretary of the Corporation.

Section 9.2 Any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all the shareholders entitled to vote thereon were present and voting. The consents shall be filed with the Secretary of the Corporation. If a written consent or consents are signed by fewer than all of the shareholders who would be entitled to vote at a meeting for such purpose, the action shall not become effective until ten days after written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

## Article 10

## DIRECTORS

Section 10.1 The Corporation shall be managed under the direction of a Board of Directors, who shall exercise all powers vested in the Corporation in accordance with the Corporation's Articles of Incorporation, the Bylaws, and the provision of the BCL, as amended from time to time, including without limitation, the power to acquire and utilize real and personal property, to borrow money, to invest funds and to transact all lawful business. The number of directors shall be determined by the Board of Directors from time to time and there shall be no less than three (3) nor more than twelve (12) directors. The Chairman shall preside at all meetings of shareholders and directors, unless the Chairman is unable to attend any such meeting, in which case the Chief Executive Officer shall act as the Chair of any such meeting.

Section 10.2 Each director shall be a natural person of full age and need not be a resident of the Commonwealth of Pennsylvania or a shareholder of the Corporation.

Section 10.3 Except as otherwise provided in Article 12 of these Bylaws, directors shall be selected by the shareholders. The candidates receiving the highest number of votes from the shareholders shall be elected.

Section 10.4 The terms of directors shall be staggered as follows: The directors have been divided into three classes, as nearly equal in number of directors as practicable, the term of office of Class I to expire at the first annual meeting of shareholders after December 31, 2005, the term of Class II to expire at the second annual meeting of shareholders after December 31, 2005, and Class III to expire at the third annual meeting of shareholders after December 31, 2005. Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the fourth annual meeting of shareholders after their election, with each director to hold office until his successor shall have been duly elected and qualified. The Board shall increase or decrease the number of directors in one or more classes as may be appropriate whenever it increases or decreases the number of directors to constitute the full Board of Directors in order to ensure that the three classes shall be nearly as equal in number of directors as practicable. A director may be elected to serve as a director for an unlimited number of successive terms of office.

Section 10.5 Pursuant to Section 13.2, the Board of Director may establish a Nominating Committee, consisting of directors, officers, professional advisors and/or shareholders, which shall have no less than three (3) nor more than five (5) members. No less than sixty (60) days prior to the annual meeting of shareholders, the Nominating Committee shall provide written notice to each shareholder in accordance with the provisions of the Bylaws, which shall identify those candidates for election as directors nominated by the Nominating Committee. Such notice shall also provide with respect to director candidates their name, age, principal occupation for the five years prior to the election, any position or office held with the Corporation, and the number of shares of the Corporation's stock beneficially owned by the candidate. Pursuant to Section 4.4 of the Bylaws, within thirty (30) days of the date upon which the Nominating Committee issues such notice, any shareholder may nominate a candidate for election as director by written notice to the Secretary of the Corporation providing the information about the nominated candidate(s) required by Section 4.4. No later than thirty (30) days prior to the annual meeting of shareholders, the Nominating Committee shall provide a second written notice to each shareholder in accordance with the provisions of this Section 10.5 of the

Bylaws, which shall identify those candidates for election as directors proposed by the Nominating Committee and identify those candidates for election as directors, if any, nominated by one or more shareholders as well as the other information required under Section 4.4.

Section 10.6 Any candidate for election or re-election to the Board may not be a member of the Nominating Committee for that year.

## Article 11

## REMOVAL OF DIRECTORS

Section 11.1 The entire Board of Directors or any individual director may be removed from office without assigning any cause by the vote of the shareholders entitled to elect directors.

Section 11.2 The Board of Directors may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year.

## Article 12

## VACANCIES ON BOARD OF DIRECTORS

Section 12.1 Vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority vote of the remaining members of the Board of Directors, though less than a quorum, or by a sole remaining director, and each person so selected shall be a director to serve for the balance of the unexpired term.

Section 12.2 When one or more directors resign from the Board of Directors effective at a future date, the directors then in office, including those who have so resigned, shall have the power by a majority vote to fill the vacancies, the vote thereon to take effect when the resignations become effective.

## Article 13

## POWERS OF BOARD

Section 13.1 The business and affairs of the Corporation shall be managed under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are directed or required to be exercised and done by statute, the Articles of Incorporation or these Bylaws.

Section 13.2 The Board of Directors may, by resolution adopted by a majority of the directors in office, establish one or more committees consisting of one or more directors as may be deemed appropriate or desirable by the Board of Directors to serve at the pleasure of the Board. Any committee, to the extent provided in the resolution of the Board of Directors pursuant to which it was created, shall have and may exercise all of the powers and authority of the Board of Directors, except that no committee shall have any power or authority as to the following:

(a) The submission to shareholders of any action requiring approval of shareholders;

(b) The creation or filling of vacancies in the Board of Directors;

(c) The adoption, amendment or repeal of these Bylaws;

(d) The amendment or repeal of any resolution of the Board of Directors that by its terms is amendable or repealable only by the Board of Directors; and

(e) Action on matters committed by the Bylaws or resolution of the Board of Directors to another committee of the Board of Directors.

Section 13.3 The Board of Directors may adopt Operation Policies and Procedures from time to time, which shall regulate the operation of the business of the Corporation and shall be binding upon all shareholders, their directors, officers, employees, agents and affiliates.

Section 13.4 The Chairman of the Board of Directors shall be the chair of all committees of the Board of Directors.

## Article 14

## MEETINGS OF THE BOARD OF DIRECTORS

Section 14.1 A meeting of the Board of Directors may be held immediately following the first annual meeting of shareholders at which directors have been elected without the necessity of notice to the directors.

Section 14.2 Meetings of the Board of Directors shall be held at such times and places in the world as the Board of Directors may from time to time appoint or as may be designated in the notice of the meeting. One or more directors may participate in any meeting of the Board of Directors, or of any committee thereof, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear one another. Participation in a meeting by such means shall constitute presence in person at the meeting.

Section 14.3 Special meetings of the Board of Directors may be called by the Chief Executive Officer of the Corporation on two day's notice to each director, either by telephone, or if in writing, in accordance with the provisions of Article 30 of these Bylaws. Special meetings may also be called by the Chief Executive Officer, Chief

Operating Officer or Secretary in like manner and on like notice upon the written request of a majority of the directors in office.

Section 14.4 At all meetings of the Board of Directors a majority of the directors in office shall constitute a quorum for the transaction of business, and the acts of a majority of the directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors, except as may be otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws.

## Article 15

## ACTION BY WRITTEN CONSENT

Section 15.1 Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if, prior or subsequent to the action, a written consent or consents thereto signed by a majority of all of the directors is filed with the Secretary of the Corporation.

## Article 16

## COMPENSATION OF DIRECTORS

Section 16.1 Directors, as such, may receive a stated salary for their services or a fixed sum and expenses for attendance at regular and special meetings, or any combination of the foregoing as may be determined from time to time by resolution of the Board of Directors, and nothing contained herein shall be construed to preclude any director from receiving compensation for services rendered to the Corporation in any other capacity.

## Article 17

## LIABILITY OF DIRECTORS

Section 17.1 A director of the Corporation shall stand in a fiduciary relation to the Corporation and shall perform his duties as a director, including his duties as a member of any committee of the Board of Directors upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his duties, a director shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following: (a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented; (b) legal counsel, public accountants, professional advisors or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such persons; or (c) a committee of the Board of Directors upon which he does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause his reliance to be unwarranted.

Section 17.2 In discharging the duties of their respective positions, the Board of Directors, committees of the Board of Directors and individual directors may, in considering the best interests of the Corporation, consider the effects of any action upon employees, suppliers and customers of the Corporation and communities in which offices or other establishments of the Corporation are located, and all other pertinent factors. The consideration of these factors shall not constitute a violation of Section 17.1 hereof.

Section 17.3 Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or any failure to take any action shall be presumed to be in the best interests of the Corporation.

Section 17.4 A director of the Corporation shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless: (a) the director has breached or failed to perform the duties of his office under Sections 17.1 through 17.3 hereof; and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Section 17.5 The provisions of Section 17.4 hereof shall not apply to: (a) the responsibility or liability of a director pursuant to any criminal statute; or (b) the liability of a director for the payment of taxes pursuant to local, state or federal law.

Section 17.6 Notwithstanding any other provisions of these Bylaws, the approval of shareholders shall be required to amend, repeal or adopt any provision as part of these Bylaws that is inconsistent with the purpose or intent of Sections 17.1, 17.2, 17.3, 17.4, 17.5 or 17.6 of this Article 17, and, if any such action shall be taken, it shall become effective only on a prospective basis from and after the date of such shareholder approval. The provisions of this Article 17 were adopted by the shareholders of the Corporation on the 19th day of July, 2000.

## Article 18

## OFFICERS

Section 18.1 The Corporation shall have a Chairman, a President (Chief Executive Officer), a Secretary, and a Treasurer or persons who shall act as such, regardless of the name or title by which they may be designated, elected or appointed by the Board of Directors and may have such other officers and assistant officers as the Board of Directors may authorize from time to time. The Chief Executive Officer and Secretary shall be natural persons of full age. The Treasurer may be a corporation, but if a natural person, shall be of full age. It shall not be necessary for the officers to be directors. Any number of offices may be held by the same person. Each officer, except the Chief Executive Officer pursuant to Section 19.2, shall hold office for a term of one year or until his successor has been selected and qualified or until his earlier death, resignation or removal. The salaries of all officers, agents and employees of the Corporation shall be fixed by the Board of Directors. Any officer may resign at any time upon written notice to the Corporation. The resignation shall be effective upon receipt thereof by the Corporation or at such subsequent time as may be specified in the notice of resignation. The Corporation may secure the fidelity of any or all of the officers by bond or otherwise.

Section 18.2 The Nominating Committee, if established by the Board of Directors pursuant to Section 10.5, shall also nominate candidates for the office of Chairman, who shall be elected annually by a majority of the Board of Directors and shall serve for a term of one year or until a successor is duly nominated and elected.

Section 18.3 Except as otherwise provided in the Articles of Incorporation, an officer shall perform his duties as an officer in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. A person who so performs his duties shall not be liable by reason of having been an officer of the Corporation.

Section 18.4 Any officer or agent of the Corporation may be removed by the Board of Directors with or without cause, except as may be otherwise provided in an employment or other contract enter into between the Corporation and any officer. The removal shall be without prejudice to the contract rights, if any, of any person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

## Article 19

## THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

Section 19.1 The Chairman shall preside at all meetings of shareholders and directors and shall set the agenda for meetings of the directors and shareholders, according to the purpose(s) for which such meeting is to be called. The Chief Executive Officer shall act as the chair of any such meeting when the Chairman is unavailable to attend such meeting.

Section 19.2 The Chief Executive Officer of the Corporation shall perform the duties of President and shall be responsible for the general and active management of the business of the Corporation; shall see that all orders and resolutions of the Board of Directors are put into effect, subject, however, to the right of the Board of Directors to delegate any specific powers, except such as may be by statute exclusively conferred on the Chief Executive Officer, to any other officer or officers of the Corporation; and shall have the authority to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation or the Board of Directors.

## Article 20

## SENIOR OFFICERS

Section 20.1 The Chief Operating Officer shall, in the absence or incapacity of the Chief Executive Officer, have the authority to exercise all the powers and perform the duties of the Chief Executive Officer. The Chief Operating Officer shall also have such other authority and perform such other duties as may be provided in the Bylaws or as shall be determined by the Board of Directors or the Chief Executive Officer, including performing the duties of Treasurer or Secretary.

## Article 21

## THE SECRETARY

Section 21.1 As elected or appointed by the Board of Directors, the Secretary shall attend all meetings of the Board of Directors and of the shareholders and keep accurate records thereof in one or more minute books kept for that purpose and shall perform the duties customarily performed by the secretary of a corporation and such other duties as may be assigned to him by the Board of Directors or the Chief Executive Officer. The Secretary may delegate certain of his duties to an assistant, as permitted by the Board of Directors.

## Article 22

## THE TREASURER

Section 22.1 The Chief Operating Officer shall serve as Treasurer of the Corporation and shall be responsible for the custody of the corporate funds and securities; shall be responsible for full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall perform such other duties as may be assigned to him by the Board of Directors or the Chief Executive Officer. He shall give bond in such sum and with such surety as the Board of Directors may from time to time direct.

## Article 23

## ASSISTANT OFFICERS

Section 23.1 Each assistant officer shall assist in the performance of the duties of the officer to whom he is assistant and shall perform such duties in the absence of the officer. He shall perform such additional duties as the Board of Directors, the Chief Executive Officer or the officer to whom he is assistant may from time to time assign him. Such officers may be given such functional titles as the Board of Directors shall from time to time determine.

## Article 24

## INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 24.1 The Corporation shall indemnify any director or officer, and may indemnify any other employee or agent, who was or is a party to, or is threatened to be made a party to, or who is called as a witness in connection with, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 24.2 The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 24 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. It is the policy of the Corporation that indemnification of, and advancement of expenses to, directors and officers of the Corporation shall be made to the fullest extent permitted by law. To this end, the provisions of this Article 24 shall be deemed to have been amended for the benefit of directors and officers of the Corporation effective immediately upon any modification of the BCL or any modification, or adoption of any other law that expands or enlarges the power or obligation of corporations organized under the BCL to indemnify, or advance expenses to, directors and officers of corporations.

Section 24.3 The Corporation shall pay expenses incurred by an officer or director, and may pay expenses incurred by any other employee or agent, in defending an action, or proceeding referred to in this Article 24 in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation.

Section 24.4 The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 24 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 24.5 The Corporation shall have the authority to create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise secure or insure in any manner, its indemnification obligations, whether arising under these Bylaws or otherwise. This authority shall include, without limitation, the authority to: (i) deposit funds in trust or in escrow; (ii) establish any form of self-insurance; (iii) secure its indemnity obligation by grant of a security interest, mortgage or other lien on the assets of the Corporation; or (iv) establish a letter of credit, guaranty or surety arrangement for the benefit of such persons in connection with the anticipated indemnification or advancement of expenses contemplated by this Article 24. The provisions of this Article 24 shall not be deemed to preclude the indemnification of, or advancement of expenses to, any person who is not specified in Section 24.1 of this Article 24 but whom the Corporation has the power or obligation to indemnify, or to advance expenses for, under the provisions of the BCL or otherwise. The authority granted by this Section 24.5 shall be exercised by the Board of Directors of the Corporation.

Section 24.6 The Corporation shall have the authority to enter into a separate indemnification agreement with any officer, director, employee or agent of the Corporation or any subsidiary providing for such indemnification of such person as the Board of Directors shall determine up to the fullest extent permitted by law.

Section 24.7 As soon as practicable after receipt by any person specified in Section 24.1 of this Article 24 of notice of the commencement of any action, suit or proceeding specified in Section 24.1 of this Article 24, such person shall, if a claim with respect thereto may be made against the Corporation under Article 24 of these Bylaws, notify the Corporation in writing of the commencement or threat thereof; however, the omission so to notify the Corporation shall not relieve the Corporation from any liability under Article 24 of these Bylaws unless the Corporation shall have been prejudiced thereby or from any other liability which it may have to such person other than under Article 24 of these Bylaws. With respect to any such action as to which such person notifies the Corporation of the commencement or threat thereof, the Corporation may participate therein at its own expense and, except as otherwise provided herein, to the extent that it desires, the Corporation, jointly with any other indemnifying party similarly notified, shall be entitled to assume the defense thereof, with counsel selected by the Corporation to the reasonable satisfaction of such person. After notice from the Corporation to such person of its election to assume the defense thereof, the Corporation shall not be liable to such person under Article 24 of these Bylaws for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than as otherwise provided herein. Such person shall have the right to employ his own counsel in such action, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless: (i) the employment of counsel by such person shall have been authorized by the Corporation; (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such proceeding; or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action. The Corporation shall not be entitled to assume the defense of any proceeding brought by or on behalf of the Corporation or as to which such person shall have reasonably concluded that there may be a conflict of interest. If indemnification under Article 24 of these Bylaws or advancement of expenses are not paid or made by the Corporation, or on its behalf, within 90 days after a written claim for indemnification or a request for an advancement of expenses has been received by the Corporation, such person may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim or the advancement of expenses. The right to indemnification and advancements of expenses provided hereunder shall be enforceable by such person in any court of competent jurisdiction. The burden of proving that indemnification is not appropriate shall be on the Corporation. Expenses reasonably incurred by such person in connection with successfully establishing the right to indemnification or advancement of expenses, in whole or in part, shall also be indemnified by the Corporation.

Section 24.8 The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 24.

Section 24.9 Notwithstanding any other provisions of these Bylaws, the approval of shareholders shall be required to amend, repeal or adopt any provision as part of these Bylaws which is inconsistent with the purpose or intent of this Article 24, and, if any such action shall be taken, it shall become effective only on a prospective basis from and after the date of such shareholder approval. The provisions of this Article 24 were adopted by the shareholders of the Corporation on the 19th day of July, 2000.

## Article 25

## SHARES; SHARE CERTIFICATES

Section 25.1 All shares issued by the Corporation shall be represented by certificates. The share certificates of the Corporation shall be numbered and registered in a share register as they are issued; shall state that the Corporation is incorporated under the laws of the Commonwealth of Pennsylvania; shall bear the name of the registered holder, the number and class of shares and the designation of the series, if any, represented thereby; the par value, if any, of each share or a statement that the shares are without par value, as the case may be; shall be signed by the Chief Executive Officer or Chairman, and the officer serving as the Secretary or the Treasurer or any other person properly authorized by the Board of Directors, and shall bear the corporate seal, which seal may be a facsimile engraved or printed. Where the certificate is signed by a transfer agent or a registrar, the signature of any corporate officer on such certificate may be a facsimile engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer because of death, resignation or otherwise before the certificate is issued, such share certificate may be issued by the Corporation with the same effect as if the officer had not ceased to be such at the date of its issue.

## Article 26

## TRANSFER OF SHARES

Section 26.1 Upon surrender to the Corporation of a share certificate duly endorsed by the person named in the certificate or by attorney duly appointed in writing and accompanied where necessary by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto and the old certificate canceled and the transfer recorded on the share register of the Corporation. Except as otherwise provided pursuant to Section 6.2 hereof, a transferee of shares of the Corporation shall not be a record holder of such shares entitled to the rights and benefits associated therewith unless and until the share transfer has been recorded on the share transfer books of the Corporation. No transfer shall be made if it would be inconsistent with the provisions of Article 8 of the Pennsylvania Uniform Commercial Code and the terms of the Amended and Restated Shareholder Agreement dated June 22, 2005 by and among the Corporation and the Shareholders of the Corporation.

## Article 27

## LOST CERTIFICATES

Section 27.1 Where a shareholder of the Corporation alleges the loss, theft or destruction of one or more certificates for shares of the Corporation and requests the issuance of a substitute certificate therefor, the Board of Directors may direct a new certificate of the same tenor and for the same number of shares to be issued to such person upon such person's making of an affidavit in form satisfactory to the Board of Directors setting forth the facts in connection therewith, provided that prior to the receipt of such request the Corporation shall not have either registered a transfer of such certificate or received notice that such certificate has been acquired by a bona fide purchaser. When authorizing such issue of a new certificate the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his heirs or legal representatives, as the case may be, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such form and sum and with surety or sureties, with fixed or open penalty, as shall be satisfactory to the Board of Directors, as indemnity for any liability or expense which it may incur by reason of the original certificate remaining outstanding.

## Article 28

## FINANCIAL REPORT TO SHAREHOLDERS

Section 28.1 Except as otherwise agreed in a writing (that is separate from the Articles of Incorporation, these Bylaws and the share certificate) between a shareholder and the Corporation and then only with respect to that shareholder, the Corporation shall furnish to its shareholders audited annual financial statements, including at least a balance sheet as of the end of the fiscal year and a statement of income and expenses for the fiscal year. The financial statements shall be prepared in accordance with generally accepted accounting principles, if the Corporation prepares financial statements for the fiscal year on that basis for any purpose, and shall be mailed to each shareholder within 150 days after the close of each fiscal year. If the Corporation's financial statements are audited or reviewed by a public accountant, the report of the accountant shall be mailed to the shareholders together with the financial statements. If the Corporation's financial statements are not audited or reviewed by a public accountant, the financial statements shall be accompanied by the report of the controller or other person in charge of the Corporation's financial records stating such person's reasonable belief as to whether or not the financial statements were prepared in accordance with generally accepted accounting principles and, if not, describing the basis of presentation and describing any material respects in which the financial statements were not prepared on a basis consistent with those prepared for the previous year.

## Article 29

## FISCAL YEAR

Section 29.1 The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December or such other period as determined by the Board of Directors from time to time.

## Article 30

## MANNER OF OWING WRITTEN NOTICE; WAIVERS OF NOTICE

Section 30.1 Whenever written notice is required to be given to any person under the provisions of these Bylaws or the BCL, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile transmission, to his address (or to his telex, TWX, or facsimile number) appearing on the books of the Corporation or, in the case of written notice to directors, supplied by each director to the Corporation for the purpose of the notice. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office or courier service for delivery to that person or, in the case of telex or TWX, when dispatched.

Section 30.2 Any written notice required to be given to any person under the provisions of statute, the Corporation's Articles of Incorporation or these Bylaws may be waived in a writing signed by the person entitled to such notice whether before or after the time stated therein. Except as otherwise required by statute, and except in the case of a special meeting, neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice. In the case of a special meeting of shareholders, the waiver of notice shall specify the general nature of the business to be transacted. Attendance of any person, whether in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

## Article 31

## CORPORATE RECORDS

Section 31.1 Every shareholder shall, upon five (5) days advance written notice, stating the purpose thereof, have a right to examine, in person or by agent or attorney, during usual business hours for any proper purpose, the share register, books and records of account, and records of the proceedings of the incorporators, shareholders and directors and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to the interest of the person as a shareholder. In every instance where an attorney or other agent is the person who seeks the right of inspection, the demand shall be accompanied by a verified power of attorney or other writing that authorizes the attorney or other agent to so act on behalf of the shareholder. The demand shall be directed to the Corporation at its registered office in the Commonwealth of Pennsylvania or at its principal place of business wherever situated.

## Article 32

## AMENDMENTS

Section 32.1 Except as provided in Sections 17.6 and 24.9 hereof, these Bylaws may be amended or repealed, and new Bylaws adopted, by the affirmative vote of a majority of the votes cast by the shareholders at any regular or special meeting duly convened after written notice to the shareholders that the purpose, or one of the purposes, of the meeting is to consider the amendment or repeal of these Bylaws and the adoption of new Bylaws. There shall be included in, or enclosed with, the notice, a copy of the proposed amendment or a summary of the changes to be effected thereby.

Section 32.2 Except as provided in Sections 17.6 and 24.9 hereof, and except as provided in Section 1504(b) of the BCL, these Bylaws may be amended or repealed, and new Bylaws adopted, by the affirmative vote of a majority of the members of the Board of Directors at any regular or special meeting duly convened, subject to the power of the shareholders to change such action of the Board of Directors.

3

# AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (this "Agreement") is made effective as of June 22, 2005 by and among Keystone Insurers Group Inc., a Pennsylvania corporation (the "Company"), and the persons executing the Agreement listed on Exhibit A attached hereto (individually, a "Shareholder," and collectively, the "Shareholders").

## RECITAL

WHEREAS the Shareholders and the Company desire to make certain provisions as hereinafter set forth relating to the rights of the Shareholders to purchase, transfer, encumber or otherwise acquire or dispose of the shares the Company's common stock (both voting common stock and non-voting common stock), options, warrants or other securities that they now own (the "Securities") or may hereafter acquire (whether under this Agreement or otherwise) and the rights of the Company to permit the transfer of or to reissue Securities;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. **Eligible Shareholders.**

1.1. Eligible Shareholders. The following are eligible to be Shareholders of the Company ("Eligible Shareholders"):

- Franchises of the Company that have entered into a Franchise Agreement with the Company (each, a "Franchise");
- Principals and employees of Franchises;
- Any legal entity that is controlled by a Franchise or a principal of a Franchise (a "Principal"), including certain tax and estate planning entities as is further described in Section 4.5 hereof ("Control" means ownership of greater than 50% of the voting securities of the entity);
- Employees of the Company and its subsidiaries; and
- The Trustee of the Company's 401(k) Plan.

1.2. All Shareholders must be "Active Participants" in the Company's Business. The Securities may not be held by an Eligible Shareholder jointly with any spouse, relative or other party unless such other party is an Eligible Shareholder or is otherwise employed by or is an "Active Participant" in the business of an Eligible Shareholder. The Company's Board of Directors shall have sole discretion to determine whether any person is an Eligible Shareholder or is otherwise employed by or is an

"Active Participant" in the Company's business. Any Securities held jointly with a spouse or other person who is not an Eligible Shareholder or an Active Participant in the Company's business as of the date of execution of this Agreement must be promptly surrendered for cancellation and re-issuance solely in the name of the Eligible Shareholder party.

2. **Limitations on Ownership.**

2.1. By Any Shareholder. Each Shareholder may own up to 9.99% of the voting stock of the Company as determined on a fully diluted basis (the "Shareholder Limitation"). A Shareholder's total ownership percentage will be determined by aggregating the voting Securities owned by all Agency Relationships applicable to the Shareholder. An "Agency Relationship" includes a Franchise, the principals and employees of the Franchise and all entities Controlled by the Franchise or a Principal. Any Securities owned by a Shareholder in excess of the Shareholder Limitation will be non-voting securities only. There is no limit on the amount of non-voting securities a Shareholder may own.

By way of example: assume X is a Principal of a Franchise who owns one share of voting common stock, two employees of the Franchise each own one share of voting common stock, the Franchise itself owns one share of voting common stock, and there are two other Principals in the Franchise who each own one share of voting common stock in their own names, and X is the 75% owner of a related entity that owns one share of voting common stock. X will be deemed to own seven (7) shares of voting stock for purposes of the Shareholder Limitation. If X also owns two (2) shares of non-voting common stock of the Company, such shares will not be counted for purposes of the Shareholder Limitation.

2.2. By the Company's Senior Officers. The Company's senior officers may own as a group no more than 20% of the Company's voting stock on a fully diluted basis (the "Management Limitation"). The aggregation rules set forth above in subsection 2.1 apply to the calculation of the Management Limitation. For purposes of calculating the Management Limitation, the following offices will be deemed to constitute the senior officers of the Company: the President/Chief Executive Officer, Chief Operations Officer/Treasurer, the Senior Vice President of Marketing and Franchise Relations, the Vice President of the Program Division and the Senior Executive Officer of Corporate Development. The Board of Directors shall have sole discretion to name additional senior officers or to change the designations of senior officers.

3. **Restrictions on Transfer Generally.** Other than transfers directly to the Company, each Shareholder agrees not to sell, give, pledge, encumber or otherwise transfer, assign, or dispose of, either voluntarily or involuntarily by operation of law, any of the Securities now or hereafter held by him, her or it except as expressly provided in this Agreement and in accordance with its terms and conditions. No voting trusts by or between any Shareholders or between the

Company and any Shareholder or Shareholders shall be permitted and any such documents, instruments or agreements shall be null, void and unenforceable.

4. **Restrictions on Transfer During Shareholder's Lifetime; Pre-Emptive Rights.**

4.1. Shareholder's Offer to Sell Securities. In the event that a Shareholder desires to sell all or any portion of the Shareholder's Securities (each, a "Selling Shareholder"), the Selling Shareholder must provide written notice thereof to the Company (the "Offer"), indicating the number of Securities to be sold and the purchase price in effect at that time as determined in accordance with Section 8 hereof (the "Purchase Price").

4.2. Priority of Purchase Options Upon Shareholder Offer.

4.2.1. First Option to Purchase. In the event a Selling Shareholder makes an Offer, the first option to purchase such Securities shall be determined as follows:

- If the Selling Shareholder is an employee of the Company or one of the Company's subsidiaries, or if the Selling Shareholder is the Trustee of the Company's 401(k) Plan, the first option to purchase shall lie with the Company;
- If the Selling Shareholder is a Franchise, the first option to purchase shall lie with the Principal(s) of the Franchise;
- If the Selling Shareholder is a Principal, the first option to purchase shall lie with the other Principals of the Franchise, or if there are none or they do not exercise their option to purchase, the Franchise;
- If the Selling Shareholder is an entity controlled by a Franchise or Franchise Principals, the first option to purchase shall lie with the Franchise Principal(s) who own the entity or with the Franchise that owns the entity; and
- If the Selling Shareholder is an employee of a Franchise, the first option to purchase shall lie with the Principals of that Franchise, and if they do not exercise their option to purchase, with the Franchise itself.

4.2.2. Second Option to Purchase. If any of the parties holding the first option to purchase as set forth above in Section 4.2.1 fails to exercise its option, the second option to purchase shall lie with the Company.

4.2.3. Third Option to Purchase. If the Company fails to exercise its second option to purchase as set forth in Section 4.2.2 above, the third option to purchase shall lie with the other Shareholders by lottery conducted as set forth below in subsection 4.10.

4.2.4. Fourth Option to Purchase. If the other Shareholders fail to exercise their third option to purchase as set forth in Section 4.2.3 above, the fourth option to purchase shall lie with the Company.

4.2.5. Fifth Option to Purchase. If the Company fails to exercise its fourth option to purchase as set forth in Section 4.2.4 above, the fifth option to purchase shall lie with any outside party that wishes to purchase the Securities (subject to the provisions of Section 4.7 regarding prohibited transfers). In such case, the Board of Directors may in its sole discretion exercise its powers under Section 11 to waive the application of Section 1.1 regarding Share ownership solely by Eligible Shareholders. If more than one such outside party wishes to purchase the Securities, the Board of Directors shall have sole discretion to choose the party that shall be entitled to purchase the Securities, with preference given to any such party that intends to become an Active Participant in the Company's business and is qualified to do so under the Company's regular application and review process. Any such purchaser must become a signatory to this Agreement. If no such party purchases the Securities, the Selling Shareholder must continue to hold the Securities until such time as any party identified in this Section 4.2 shall purchase the Securities.

4.3. Time Allotted for Purchase Options. For each option to purchase set forth in Section 4.2 above, the eligible purchaser shall have 14 days in which to exercise the option by delivering notice thereof to the Company. At the expiration of each 14-day option period, the Company shall notify the next eligible option holder of the option holder's option and the time period for exercising the option. Notwithstanding the foregoing, the third option to purchase set forth in Section 4.2.3 above shall be exercisable for the period required to consummate the lottery, as determined by the Board of Directors.

4.4. Permitted Transfer of Securities Between Shareholder and Approved Affiliates. Upon the affirmative vote of a majority of the members of the Board of Directors, a Shareholder may transfer the Shareholder's Securities to an entity Controlled by the Shareholder (an "Approved Affiliate") without going through the process described in Section 4.2 above. In addition, upon the affirmative vote of a majority of the members of the Board of Directors, a Franchise that owns Securities may sell its Securities to an outside entity that wishes to itself become a Franchise and is qualified to become a Franchise pursuant to the Company's regular evaluation procedures applicable to all new Franchises, without going through the process set forth in Section 4.2 hereof.

4.5. Permitted Transfer of Securities between Shareholder - and Entity Controlled by Shareholder and Established for Estate Planning or Tax Purposes. Upon the approval of a majority of the members of the Board of Directors, a Shareholder may transfer the Shareholder's Securities to an entity controlled by the Shareholder and established for estate planning or tax purposes (an "Approved Tax Planning Entity") without going through the process described in Section 4.2 hereof.

4.6. Prohibition Against Sale to Other Insurance Agents, Brokers or Companies. Except pursuant to a Fundamental Change Transaction as defined in Section 4.7 or a permitted transfer described in Section 4.4, a Shareholder may not sell all or any of the Shareholder's Securities to a person, other than the Company or another Shareholder, who is or intends to become engaged in the business of selling insurance or who is a licensed insurance agent, broker or consultant or is who an insurance company or an agent, employee or affiliate of any insurance company ("Prohibited Purchaser"); provided, however, upon the vote of the Shareholders representing not less than a majority of the outstanding voting shares of the Company, the Company and the Shareholders may sell all of the Company's Securities to an approved purchaser of the Company as provided in Section 4.7.

4.8. Sale of All Securities in a Merger Transaction. The intent of the Company and the Shareholders in entering into this Agreement is to restrict an individual Shareholder's ability to sell or otherwise dispose of Securities to a third party without first offering the Securities to the Company and the other Shareholders. Notwithstanding the restrictions set forth in this Agreement, the Company and the Shareholders do not intend this Agreement to restrict the sale of the Securities by all the Shareholders collectively in a sale, merger or other fundamental change transaction ("Fundamental Change Transaction") undertaken pursuant to corporate level action approved by a majority of the Board of Directors and a majority of the Shareholders, according to the provisions of the Pennsylvania Business Corporation Law of 1988, as amended, 15 Pa. Cons. Stat. § 1101 *et seq.*

4.9. Purchase Price. The purchase price for all Securities sold pursuant to this Section 4 shall be the purchase price for Securities in effect on the day of the Offer, established as set forth in Section 8 or pursuant to the terms of a Fundamental Change Transaction.

4.10. Lottery for Purchase of Securities. In the event any Securities being offered or otherwise transferred are to be sold by lottery in accordance with Sections 4.2.3 or 5.2.2 of this Agreement, such lottery shall be held promptly after the event requiring the lottery. An independent party chosen by the Company's Board of Directors by vote of a majority of the members of the Board of Directors shall conduct the lottery. The

Company shall deliver written notice of the lottery to each eligible Shareholder, indicating the time and place of the lottery, the number of Securities being sold and the procedure and documents required to submit a notice of intention to participate. The lottery shall be performed by random drawing from among all properly submitted notices of intent to participate. The Shareholder whose name is drawn shall be notified and shall have ten (10) days to submit the requested purchasing documents and payment for the Securities. If fewer than all of the Securities being sold are purchased by that Shareholder, another Shareholder's name shall be drawn and the process repeated until all of the Securities have been purchased. Upon completion of the lottery, the Company shall notify the Shareholders of the results.

5. **Mandatory Redemption Events.**

5.1. Triggering Events. Upon the happening of any of the following events (each a "Triggering Event"), the affected Shareholder, or the Shareholder's estate, as the case may be, shall sell and transfer all of the Securities held by such affected Shareholder, or the estate, in accordance with Section 5.2 hereof, at the price per share in effect at the time of such Triggering Event (the "Redemption Price"). Any Securities held of record by the affected Shareholder, or the Shareholder's estate, that have not been converted into common stock, including any options or warrants, which by their terms are convertible into shares of common stock at the time of occurrence of any of the Triggering Events, shall be converted into shares of common stock and redeemed in accordance with this Section 5. The following are Triggering Events:

5.1.1. The death, retirement or Permanent Disability of a Shareholder or the death of all Principals of a Franchise;

5.1.1.1. "Permanent Disability" means a Shareholder is unable to perform, by reason of physical or mental incapacity, his or her duties or obligations as a Franchise Principal, for a period of one hundred eighty (180) consecutive days in any three hundred sixty-five (365) day period. The Board of Directors shall determine, according to the facts then available, whether and when Permanent Disability has occurred. Such determination shall not be arbitrary or unreasonable, and the Board of Directors in making such determination shall take into consideration the opinion of the Shareholder's personal physician, if reasonably available, but such determination by the Board of Directors shall be final and binding on the parties hereto.

5.1.2. The withdrawal, termination or separation from the Company by a Franchise or an entity controlled by a Franchise or its Principals;

5.1.3. The loss of Control of an entity by a Franchise or its Principals;

5.1.4. The termination from employment with the Company or its subsidiaries or a Franchise, whether such termination is voluntary or involuntary, of a Shareholder who is also an employee of the Company, its subsidiaries, or a Franchise;

5.1.5. The disqualification of a Shareholder from the Company for good and sufficient cause in accordance with Section 14; or

5.1.6. The failure of a Shareholder to execute this Agreement concurrently with the Shareholder's initial purchase of Securities or the failure of a Shareholder that owns Securities prior to the date of this Agreement to execute this Agreement within 30 days after receiving an execution copy of this Agreement.

5.2. Procedure upon Triggering Events. The procedure for the redemption of a Shareholder's stock as required by Section 5.1 shall be as follows:

5.2.1. Option to Purchase of Company. For a period of sixty (60) days after the date of the Triggering Event, the Company shall have the option, exercisable by written notice to the affected Shareholder (the "Transferring Shareholder") or the personal representative of his or her estate, to purchase all or any part of the Transferring Shareholder's shares at the Redemption Price as determined in accordance with Section 5.3.

5.2.2. Option to Purchase of Remaining Shareholders. If the Company does not exercise its option with respect to all of the shares of stock in accordance with Subsection 5.2.1, the Company will promptly so notify the Shareholders other than the Transferring Shareholder (the "Remaining Shareholders") and the Transferring Shareholder (or the Transferring Shareholder's representative). The Remaining Shareholders will then have an additional 60-day option, beginning on the date of delivery of the Company's notice, to purchase the remaining shares (i.e., those not purchased by the Company) at the Redemption Price as determined in accordance with Section 5.3. During the aforesaid 60-day period, the Remaining Shareholders may exercise their option to purchase by delivering written notice of their intent to participate to the Company. The Securities in question shall be sold to the Remaining Shareholders who deliver to the Company a written notice of intent to participate, by lottery to be conducted by an independent party as set forth in Section 4.10.

5.2.3. Option to Purchase of Third Party; Failure to Find Purchaser. If, at the end of the option periods described in Subsections 5.2.1 and 5.2.2, the Company and the Remaining Shareholders have not exercised their options to purchase all of the Transferring Shareholder's Securities, then the Transferring Shareholder may sell the Securities to an outside party as described in Section 4.2.5. The prohibitions set forth in Section 4.7 shall apply to all such sales. If no such party is identified, the Transferring Shareholder must continue to hold the Securities until such time as the Company, the Remaining Shareholders or a third party purchaser that is not a Prohibited Purchaser purchases the Securities.

5.3. Redemption Price. The Redemption Price shall be the price per Share of the Company's stock in effect at the time of the redemption as determined in accordance with Section 8.

5.4. Redemption Upon Divorce of a Shareholder. If a Shareholder is involved in a divorce proceeding, the Shareholder's Securities may not be transferred to a non-Eligible Shareholder spouse (however, transfer to a spouse who is an Active Participant in the Company's business at the time of the divorce, as determined by the Board of Directors in its sole discretion, is allowed and will be performed without going through the processes set forth in Sections 4 or 5 hereof.). However, in the event the court order or settlement in the divorce proceeding requires the Securities to be transferred to a non-Eligible Shareholder spouse, the Company and the other Shareholders shall have the right to redeem those Securities from the non-Eligible Shareholder spouse, as set forth in Section 5 of this Agreement. The purchase price for such Securities shall be the Redemption Price in effect at the time of transfer as determined in accordance with Section 5.3. Each spouse of an Eligible Shareholder shall execute the Spousal Consent, attached to this Agreement as Exhibit B. The Company's Board of Directors shall have sole discretion to allow the affected Shareholder to repurchase the same or a lesser number of Securities, within a reasonable time after the transfer, at the Purchase Price of the Securities in effect at the time of repurchase.

6. **Shareholders' Pre-Emptive Right**. All Shareholders party to this Agreement shall have the pre-emptive right to participate in all Major Offerings of the Company's common stock (both voting and non-voting) made by the Company. A "Major Offering" means the sale of at least 150 shares of the Company's common stock (either voting or non-voting). For all such Major Offerings, Shareholders will have a 30-day period of time after offering materials have been distributed in which to deliver subscription documents and payment for the Securities to the Company (subject to the discretion of the Board of Directors to extend this period of time).

7. **Legal Proceedings Against Shareholders.** The parties agree that the interests of the Company and its Shareholders would be seriously affected by the sale or disposition of any Shareholder's Securities by any legal or equitable proceedings against such Shareholder. Accordingly, it is hereby covenanted and agreed that in

the event that: (a) any Shareholder shall be adjudicated a bankrupt or makes an assignment for the benefit of creditors; (b) bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation or receivership proceedings, state or federal, in which any Shareholder is alleged to be insolvent or unable to pay his debts as they mature are instituted by or against such Shareholder and, if instituted against such Shareholder, such Shareholder shall consent thereto or admit in writing the material allegations of the petitions filed in said proceedings or said proceedings shall remain undismissed for sixty (60) days; (c) there is entry of a decree or order for relief by a court having competent jurisdiction in an involuntary case under the Federal bankruptcy laws against a Shareholder or a Shareholder commences a voluntary case under such laws; (d) any of the Securities of a Shareholder are attached, executed against, levied upon or otherwise seized; (e) any judgment is obtained in any legal or equitable proceeding against a Shareholder and the sale of any of the Shareholder's Securities is contemplated or threatened under legal process as a result of such judgment; (f) there is instituted by or against a Shareholder any other form of legal proceeding or process by which any of the Securities of such Shareholder may be sold either voluntarily or involuntarily and such action remains undismissed for more than ninety (90) days (except a divorce proceeding, in which case Section 5.4 shall govern); or (g) a Shareholder attempts to transfer the Shareholder's Securities in violation of this Agreement or otherwise violates any other provision herein; then, and in any such event on the date that the Company receives notice of an event described above, the Company and the Shareholders who are not affected by such legal proceedings shall have the option to purchase all or any part of such affected Shareholder's Securities in accordance with the provisions of Section 5 in the same manner as if commencement of the proceeding were a Triggering Event as described in Section 5. The purchase price pursuant to the exercise of the options granted in this Section 5 shall be the Redemption Price in effect as of the date of the purchase as determined in accordance with Section 5.3.

8. <u>Purchase Price; Redemption Price</u>. Each fiscal year, no later than May 31, the Company shall have a valuation of the Company performed by an independent party. The price per Share resulting from such valuation shall be the Purchase Price and Redemption Price in effect until the next annual appraisal of the Company.

9. <u>Terms of Payment</u>.

9.1. <u>Method of Payment</u>. Payment for Securities purchased by the Company or Shareholders pursuant to Sections 4 or 5 may be made in one lump sum cash payment or other instrument, or at the option of the Company or the purchasing Shareholder (the "Purchasing Shareholder"), in five equal annual payments ("Installment Payments") plus interest on each Installment Payment calculated on a per annum basis at a rate equal to the prime rate as recorded in the first issue of *The Wall Street Journal* published in the year in which the particular Installment Payment is paid; provided, however, that the rate of such interest due shall be capped at nine percent (9%) per annum if the applicable rate of interest is greater than nine percent (9%).

9.2. Installment Payment. If the Company or Purchasing Shareholder elects Installment Payments, the first such payment shall be payable in accordance with Section 9.1, and the remaining Installment Payments shall be due with interest in accordance with Section 9.1 on the next four anniversary dates of the date of the first Installment Payment.

9.3 Ownership Only Upon Payment in Full. When installment payments are chosen, the Shareholder will be deemed to own, and may vote, receive dividends upon or receive any other benefit of ownership in connection with, only those Securities that have been paid for in full at any given time.

**10. Settlement**

10.1. Settlement for the purchase of any Securities pursuant to this Agreement (the "Settlement") shall be made within sixty (60) days following the date of the final exercise period provided under Sections 4 and 5 for the exercise of purchase option(s).

10.2. Settlement shall be held at the principal executive offices of the Company during regular business hours, unless otherwise agreed to by the Company. The Company shall fix the precise date and hour of Settlement and give notice in writing to the Selling Shareholder and any Purchasing Shareholder at least five (5) days in advance of the Settlement date specified.

10.3. At Settlement, the stock certificate(s) representing the Securities being sold shall be delivered by the Selling Shareholder to the purchaser, duly endorsed for transfer, free and clear of any and all liens and encumbrances. Such Securities shall be subject to a security interest if the Purchase Price is not paid in cash. The Seller, if a personal representative of a Shareholder, shall, upon request of a purchaser, provide evidence satisfactory to the Company of the Seller's legal status as personal representative of such Shareholder.

10.4. The portion of the Purchase Price due at Settlement, if any, shall be paid in same day funds.

**11. Right of Board of Directors to Waive or Modify Application of Provisions.**

The Shareholders acknowlege and confirm that the Company's Board of Directors shall have the right, upon the affirmative vote of at least 80% of its members, to waive or modify the application of any of the provisions of this Agreement, as determined by the Board of Directors in its sole discretion. Within 10 days of taking any such action, the Board of Directors shall deliver notice thereof to the Shareholders.

12. **Life Insurance**. The Company shall have the right to take out, maintain, and pay premiums upon life insurance policies upon one or more of the lives of the undersigned Shareholders for payment in an amount equal to all or any portion of the value of each Shareholder's equity interest in the Company, as determined from time to time in accordance with the terms of this Agreement. The Company shall be the owner and beneficiary of such policies. Upon the death of the Shareholder, the Company will take all necessary steps to promptly collect the proceeds of any life insurance policy on the life of the deceased Shareholder and apply them to the purchase of such deceased Shareholder's Securities.

13. **Indebtedness of Selling Shareholder to Company**. Upon the purchase of Securities by the Company, any indebtedness then owing by the Selling Shareholder to the Company shall be deducted from Purchase Price. Upon the purchase of Securities by someone other than the Company, any indebtedness then owing by the Selling Shareholder to the Company shall be paid in full to the Company from the proceeds of the sale at the time of the sale.

14. **Limitation of Shareholders Rights**. The stock purchase rights set forth herein of each Shareholder shall apply and be in force only during such Shareholder's lifetime and only during such time as the Shareholder shall own Securities.

15. **Disqualification.**

15.1. Procedure for Disqualification. Disqualification of a Shareholder from the Company for good and sufficient cause shall become effective on the adoption by a vote of eighty percent (80%) or more of the other Shareholder(s) of the Company at a meeting duly held after five (5) days written notice thereof has been given to the disqualified Shareholder of a written resolution finding that such Shareholder has:

15.1.1. Failed to be licensed as an insurance agent by the state in which the Shareholder is domiciled and all states in which the Shareholder transacts business, or had such license suspended or revoked;

15.1.2. Breached materially any provisions of this Agreement;

15.1.3. Failed to make timely payment of premium amounts due to insurance companies with which the Company shall hold valid and binding agency agreements;

15.1.4. Failed materially to comply with the operation policies and procedures of the Company, adopted and communicated to the Shareholder by the Company from time to time hereafter;

15.1.5. Been convicted by any court of an offense punishable as a felony or involving moral turpitude;

15.1.6. Committed fraud in connection with the Company or any customer, insured or insurance company;

15.1.7. Misappropriated funds from the Company or any customer, insured or insurance company; or

15.1.8. Transferred his shares in violation of this Agreement or otherwise violated any of the provisions herein.

16. <u>Failure to Transfer Stock</u>. If a Shareholder whose Securities are subject to purchase hereunder, or that Shareholder's personal representative, does not assign and transfer the Securities to the purchaser as required hereunder, such Securities will be deemed assigned and transferred to the appropriate purchaser under this Agreement. The Company, upon receipt of notice, shall mark its records to indicate that the certificates evidencing the Securities which are subject to purchase have been canceled and will issue new certificates to the purchaser. Each Shareholder hereby gives the Secretary of the Company an irrevocable power of attorney coupled with an interest to make assignments and to make transfers on the Company's books on behalf of such Shareholder in accordance with the foregoing.

17. <u>Review Prior to Transfer</u>. No Shareholder will transfer any Securities or any interest herein to anyone other than the Company without first reasonably satisfying the Company that the proposed sale or other disposition complies with the requirements of the Securities Act of 1933 (the "Securities Act") and state securities laws. In addition, there shall be submitted to the Company such related documents and agreements of such Shareholder, the transferee, or other person, as the Company may reasonably request including an opinion of counsel that such transfer may be made without registration under the Securities Act and other applicable state statutes.

18. <u>Execution of Other Documents</u>. The parties hereto will execute and deliver all documents and instruments that are reasonably necessary to carry out the terms and conditions of this Agreement.

19. <u>Term of this Agreement</u>. This Agreement shall continue in full force and effect until the earliest of: (i) the execution of a written agreement among the Company and Shareholders representing not less than a majority of the outstanding shares of the Company amending or terminating this Agreement; or (ii) the dissolution of the Company, provided, however, this Agreement shall be automatically terminated upon the issuance of stock registered under the Securities Act of 1933; or (iii) the filing against the Company of any involuntary petition for relief under Title 11 of the United State Code, or the filing against the Company of any petition or similar request with a court having competent jurisdiction for involuntary relief, looking to reorganization, arrangement, composition, readjustment, liquidation, dissolution, winding up or similar relief under any other

present or future federal or state statute, law or regulation, or the appointment with or without the Company's consent of a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official for all or a substantial part of its property, or the filing by the Company of a voluntary petition for relief under Title 11 of the United States Code, or the filing by the Company of any other petition or similar request with a court having competent jurisdiction for voluntary relief, looking to reorganization, arrangement, composition, readjustment, liquidation under any other present or future federal or state statute, law or regulation, or the making by the Company of an assignment for the benefit of creditors, or the Company's general inability to pay its debts as they become due.

20. **Stock Certificates to be Marked with Legend**. The certificates representing Securities of the Company (the "Certificates") shall bear a legend substantially similar to the following:

"This Certificate and the Securities represented hereby are subject to the restrictions on sale and transfer that are embodied in a Shareholder Agreement dated as of July 19, 2000, as Amended and Restated on June 22, 2005 (the "Agreement"), a copy of which has been deposited with the Secretary of Keystone Insurers Group, Inc., and any subsequent holder acquiring these Securities in any manner whatsoever takes the same under and subject to the terms of said Agreement. These Securities are not registered under the Securities Act of 1933 or under any state securities law and cannot be sold or resold without registration or an exemption thereunder. The sale or other disposition of these Securities is prohibited unless Keystone Insurers Group, Inc. receives an opinion of counsel satisfactory to it and its counsel that such sale or other disposition may be made without registration under the Securities Act of 1933 or any other applicable state statutes."

The Company shall issue unlegended replacement stock certificates to any Shareholder upon request following termination of this Agreement.

21. **Transfers of Assets**. The Company shall not sell, transfer or dispose of all or substantially all of its assets without the consent of holders of at least a majority of the Company's voting common stock.

22. **Copy of Agreement to be Kept on File**. The Company shall keep on file at its principal executive offices, and will exhibit to any Shareholder or his duly authorized representative upon reasonable notice and at any and all reasonable times, an executed copy of this Agreement and all amendments thereto.

23. **Additional Shareholders**. The Shareholders acknowledge that, subject to the restrictions or limitations of any specific class of stock, the Company may issue additional shares of the Company's voting and non-voting common stock to other persons (the "Additional Shareholders"). Before the issuance of any such shares, each Additional Shareholder shall execute an addendum to this Agreement substantially in the form attached hereto as Exhibit C (the "Addendum"). Upon

execution of the Addendum by each respective Additional Shareholder, that Addendum shall become a part of this Agreement, and this Agreement and the Addendum shall be binding upon the Shareholders and the Additional Shareholders alike.

24. **Other Classes of Stock**. This Agreement shall apply to and restrict all classes of stock of the Company. In interpreting the provisions of this Agreement, all classes of non-common stock shall, for interpretation purposes only, be deemed to have been converted into their common share equivalent, if any.

25. **Arbitration of Disputes**. Any dispute or controversy arising with respect to any provision of this Agreement herewith, or the interpretation or implementation thereof shall be resolved by binding arbitration in Northumberland County, Pennsylvania, under the commercial arbitration rules of the American Arbitration Association. The parties hereto agree to cooperate in the expeditious conduct of any such arbitration. It shall be the obligation of the aggrieved party to seek such arbitration forthwith upon the failure of the other party or parties to accede to the demand of the aggrieved party or parties of the failure of the parties to reach a mutually acceptable compromise. Upon the receipt of written notice of its intent to arbitrate a dispute from the aggrieved party or parties, the other party or parties shall take whatever actions necessary to maintain the status quo pending the resolution of the matter in arbitration.

26. **Miscellaneous.**

26.1. Notice. Any notice, request, instruction or other document to be given pursuant to this Agreement to any party hereunder by any other party shall be in writing and delivered personally, or sent by registered or certified mail, postage prepaid to the following addresses:

If to the Company:

Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857
Attn: Mr. David E. Boedker, President and Chief Executive Officer

With a copy to:
Dickie, McCamey & Chilcote, PC
Two PPG Tower
Suite 400
Pittsburgh, PA 15222
Attn: Robert Hastings, Esquire

If to any of the Shareholders:

> At the address of each Shareholder as set forth in the Stock Registry of the Company, or to such other address as the Shareholders may designate in writing to the Company.

Any notice delivered under this Agreement shall be deemed delivered upon actual receipt by the party to whom the notice was addressed.

26.2. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any and all prior understandings or written or oral agreements between the parties with respect to the subject matter hereof. No modification or waiver of any of the provisions of this Agreement, and no consent to any departure from this Agreement, shall be effective except as expressly set forth in this Agreement. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof

26.3. Assignability. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by any party without the written consent of the other parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto and their respective heirs, representatives, successors and assigns, any benefits, rights or remedies under or by reason thereof.

26.4. Severability. In the event of the invalidity or unenforceability of any part or provision of this Agreement, such validity or unenforceability shall not effect the validity or enforceability of any other part or provision of this Agreement.

26.5. Governing Law. This Agreement shall be construed and governed in accordance with the laws of the Commonwealth of Pennsylvania, disregarding any rules concerning the choice or conflict of laws.

26.6. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

26.7. Headings. All section titles or headings contained in this Agreement are for convenience only and shall not be deemed part of this Agreement.

26.8. Number of Days. In computing the number of days for the purposes of this Agreement, all days should be counted including Saturdays, Sundays and holidays: provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday, then the final day shall be deemed to be the next day that is not a Saturday, Sunday or holiday.

26.9. Proxy. If a Selling Shareholder or Transferring Shareholder is the owner of Securities as of the record date for any annual or special Shareholders meeting, the Selling Shareholder or Transferring Shareholder shall execute a written proxy and file same with the Secretary of the Company, in favor of the transferee to vote all such Securities.

26.10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and to the Shareholders and their respective heirs, personal representatives, successors and assigns. The individual partners and shareholders of the Shareholders, by the signing hereof, direct his personal representatives to open his estate promptly and in the courts of proper jurisdiction and to execute, procure and deliver all documents and federal and state tax waivers, as shall be required to effectuate the purpose of this Agreement.

*[The remainder of this page has been left intentionally blank.]*

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

**COMPANY:**

**Keystone Insurers Group, Inc.**

By______________________________
President

**SHAREHOLDERS:**

**Charter Agencies:**

**Associated Insurance Management, Inc.**

By______________________________
President

**Central Insurers Group, Inc. (CIG)**

By______________________________
President

**Deibler, Straub & Troutman, Inc. (DST)**

By______________________________
President

**Dinnin & Parkins Associates**

By______________________________
President

**Duncan Insurance Agency, Inc.**

By______________________________
President

**Ebensburg Insurance Agency**

By______________________________
Proprietor

**Gilberts Insurance Agency, Inc.**

By______________________________
President

**Richard I. Hart, Inc.**

By______________________________
President

**Hembold & Stewart, Inc. (H&S)**

By______________________________
President

**Kilmer Insurance Agency, Inc.**

By______________________________
President

**Kostrubanic Insurance Agency, Inc.**

By______________________________
President

**Nicklas Insurance Agency, Inc.**

By______________________________
President

Penn Group Insurance Services

By______________________________
President

**Pfeiffer-Naginey Insurance Agency, Inc.**

By______________________________
President

**Reed, Wertz & Roadman, Inc.**

By______________________________
President

**Seltzer Insurance Agency, Inc.**

By______________________________
President

**Paul Sprowls Agency, Inc.**

By______________________________
President

**Other Shareholders:**

**BBK Partnership (David & Grier Boedker)**

By______________________________
Partner

______________________________
**Colin Buzzard**

______________________________
**James E. Brett**

**Thomas Dinnin, Sr., Thomas Dinnin, Jr. and Thomas Parkins, as Tenants-in-Common**

By________________________________

By________________________________

By________________________________

**Duncan Financial Group, LLC**

By________________________________
Manager

__________________________________
**Philip Gingerich**

__________________________________
**William Jones**

__________________________________
**Joseph Joyce**

**Michael Kilmer Lou Ann Kilmer, as Tenants of the Entirety**

By________________________________

By________________________________

James D. Kishbaugh, Sr.

Robert Naginey

Robin Straub

Thomas Troutman

Rudy Kocman and Pamela Kocman

By______________________________

By______________________________

Scott Welch

## EXHIBIT A

## List of Shareholders as of June 22, 2005

(List will contain the names, address and the Principal of each Shareholder as of the Effective Date of this Agreement)

| Shareholder Name and Mailing Address | Number of Securities |
|---|---|
| A. Charter Agencies | |
| Associated Insurance Management, Inc.<br>P.O. Box 256<br>Danville, PA 17821 | 8 |
| Central Insurers Group, Inc. (CIG)<br>1360 North Atherton Avenue<br>State College, PA 16803 | 8 |
| Deibler, Straub & Troutman, Inc.<br>2 W. Main Street<br>P.O. Box B<br>Elizabethville, PA 17023-0077 | 8 |
| Dinnin & Parkins Associates<br>300 Allegheny River Blvd.<br>Oakmont, PA 15139 | 4 |
| Duncan Insurance Group, Inc.<br>370 Maus Drive<br>North Huntingdon, PA 15642 | 4 |
| Ebensburg Insurance Agency<br>129 E. High Street<br>P.O. Box 90<br>Ebensburg, PA 15931 | 16 |
| Gilberts Insurance Agency, Inc.<br>21 Vine Avenue<br>P.O. Box 688<br>Sharon, PA 16146 | 4 |
| Richard I. Hart, Inc.<br>2447 Perkiomen Avenue<br>Reading, PA 19606 | 8 |

| Shareholder Name and Mailing Address | Number of Securities |
|---|---|
| Helmbold & Stewart, Inc. (H&S)<br>214 E. Cherry Street<br>Clearfield, PA 16380 | 16 |
| Kilmer Insurance Agency, Inc.<br>P.O. Box 337<br>Wyalusing, PA 18853 | 4 |
| Kostrubanic Insurance Agency, Inc.<br>3445 W. 12th Street<br>Erie, PA 16505 | 4 |
| Nicklas Insurance Agency, Inc.<br>101 Madison Street St.<br>St. Marys, PA 15857 | 4 |
| Penn Group Insurance Services<br>372 Broad Street<br>Montoursville, PA 17754 | 4 |
| Pfeiffer-Naginey Insurance Agency, Inc.<br>205 Front Street<br>P.O. Box 72<br>Northumberland, PA 17857 | 4 |
| Reed, Wertz & Roadman, Inc.<br>702 W. Pitt Street<br>P.O. Box 640<br>Bedford, PA 15522 | 12 |
| Seltzer Insurance Agency, Inc.<br>Country Club Hill, Route 61<br>P.O. Box 219<br>Orwigsburg, PA 17961 | 8 |
| Paul Sprowls Agency, Inc.<br>217 W. Main Street<br>P.O. Box 1447<br>Uniontown, PA 15401 | 4 |

| Shareholder Name and Mailing Address | Number of Securities |
|---|---|
| B. Other Shareholders | |
| BBK Partnership (David & Grier Boedker)<br>c/o Keystone Insurers Group, Inc.<br>P.O. Box 328<br>Danville, PA 17821 | 4 |
| James E. Brett<br>c/o Brett Insurance Agency, Inc.<br>225 Vine Street<br>P.O. Box 69<br>Johnstown, PA 15901 | 4 |
| Colin Buzzard<br>1383 Rosepointe Drive<br>York, PA 17404 | 4 |
| Thomas Dinnin, Sr., Thomas Dinnin, Jr. &<br>Thomas Parkins, as Tenants in Common<br>c/o Dinnin & Parkin Assoc.<br>300 Allegheny River Blvd.<br>Oakmont, PA 15139 | 4 |
| Duncan Financial Group, L.L.C.<br>Camry Bldg., 518 Rt. 30 East<br>North Huntingdon, PA 15642 | 12 |
| Philip Gingerich<br>c/o H.C. Kerstetter Co.<br>21 Monument Square<br>Lewistown, PA 17044 | 4 |
| William Jones<br>c/o Central Insurers Group<br>20 S. Front Street<br>Philipsburg, PA 16866 | 4 |
| Joseph Joyce<br>34 Bonnywick Drive<br>Harrisburg, PA 17111 | 4 |

| Shareholder Name and Mailing Address | Number of Securities |
|---|---|
| Michael Kilmer and LouAnn Kilmer,<br>as Joint Tenants of the Entirety<br>c/o Kilmer Insurance Agency<br>P.P. Box 337<br>Wyalusing, PA 18853 | 8 |
| James D. Kishbaugh, Sr.<br>c/o Associated Insurance Management<br>P.O. Box 256<br>Danville, PA 17821 | 4 |
| Robert Naginey<br>c/o Pfeiffer-Naginey Insurance Agency, Inc.<br>205 Front Street<br>P.O. Box 72<br>Northumberland, PA 17857 | 8 |
| Robin Straub<br>c/o Deibler, Straub & Troutman<br>P.O. Box B<br>Elizabethville, PA 17023-0077 | 4 |
| Thomas Troutman<br>c/o Deibler, Straub & Troutman<br>P.O. Box B<br>Elizabethville, PA 17023-0077 | 4 |
| Scott Welch<br>11 Pleasant Grove Road<br>P.O. Box 26<br>Schooleys Mountain, NJ 07870 | 4 |
| Rudy and Pam Kocman<br>c/o Brillhart Insurance Agency, Inc.<br>3217 East Market Street<br>York, PA 17402 | 4 |
| Total Securities Held as of June 22, 2005 | 196 |

## EXHIBIT B

## SPOUSAL CONSENT

The undersigned, being the spouse of an Eligible Shareholder, hereby acknowledges that he/she has read and is familiar with the provisions of this Agreement, and agrees to be bound thereby and to join therein to the extent such joinder is necessary. The undersigned hereby agrees that his/her spouse may join in any future amendment or modification of the Agreement without the need for any future signature, acknowledgment, agreement or consent on his/her part; and further agrees that any interest which he/she may have (now or in the future) in the Shares owned of record and beneficially by his/her spouse shall be subject to the terms and provisions of this Agreement.

____________________________________

__________________________, individually

**EXHIBIT C**

ADDENDUM TO SHAREHOLDERS AGREEMENT (the "Addendum") made as of the ________ day of __________, 200_, among Keystone Insurers Group, Inc., a Pennsylvania corporation (the "Company"), the Shareholders (as defined in the Amended and Restated Shareholders Agreement among the Company and Shareholders, dated as of June 22, 2005 (the "Shareholders Agreement"), and ______________________ (the "Undersigned").

In consideration for the issuance of shares of common stock of the Company to the Undersigned:

1. The Undersigned has been furnished with and has reviewed a copy of the Shareholders Agreement and has had an opportunity to consult with counsel regarding the Shareholders Agreement; and

2. The Undersigned hereby accepts, shall comply with, and shall be legally bound by the terms and conditions contained in the Shareholders Agreement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Undersigned has hereunto executed this Addendum as of the day and year first above written.

________________________________
Print Name

________________________________
Sign Name

________________________________
Date

(4)

________________
Name of Subscriber

**KEYSTONE INSURERS GROUP, INC.**

**SUBSCRIPTION AGREEMENT**

1. If you are interested in purchasing shares (the "Shares") of the common stock of Keystone Insurers Group, Inc., a Pennsylvania corporation, ("Keystone" or the "Company"), you must do all of the following:

(a) Complete and sign this Subscription Agreement;

(b) Provide payment to the Company for your Shares, in the form of a check or money order made payable to "Keystone Insurers Group, Inc." If you wish to pay for the Shares in part by a Secured Promissory Note, please contact David E. Boedker, Sr., President and CEO of the Company, at (570) 473-4302 prior to submitting this Subscription Agreement, and the Company will send you a Secured Promissory Note for your signature to include as partial payment for the Shares under this Subscription Agreement. You may pay up to 75% of the purchase price by the Secured Promissory Note. For a description of terms of the Secured Promissory Note, please review the Offering Circular provided to you with this Subscription Agreement in the section entitled "Term of the Offering, How to Subscribe." A form of the Secured Promissory Note is also attached to the Offering Circular as an exhibit;

(c) Sign the Amended and Restated Shareholders Agreement dated June 22, 2005 between the Company and its shareholders (the "Shareholders Agreement"), including the Spousal Consent if married, a copy of which is included with the Offering Circular (but only if you are not already a shareholder of the Company and have not already signed the Shareholders Agreement); and

(d) Mail or deliver completed and original, signed copies of this Subscription Agreement and the Shareholders Agreement, along with payment for the Shares that you are purchasing under this Subscription Agreement, to:

Mr. David E. Boedker
President and Chief Executive Officer
Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857

2. (a) The undersigned hereby subscribes for ___ Share(s) of the Company and agrees to pay for such Share(s) ________________________ Dollars ($_________) on

the date this Subscription Agreement is submitted to the Company. (If you subscribe for 1 Share, you would pay $13,013; if you subscribe for 2 Shares, you would pay $26,026, etc.) This Subscription Agreement is irrevocable once accepted by the Company's Board of Directors, unless the Company's Board of Directors determines otherwise, in its sole discretion. The Company may accept or reject this Subscription Agreement, in whole or in part, in its sole discretion. The Company may also allocate to you a smaller number of Shares than you subscribed to purchase under this Subscription Agreement. The minimum number of Shares that you can subscribe for, however, is one (1) Share.

(b) Payment for the Shares is to be made according to the following terms: a minimum of 25% of the purchase price must be submitted by check or money order together with this Subscription Agreement. The balance of the principal is due in three equal installment on or before the first, second and third anniversaries of the date of a certain Secured Promissory Note, a form of which attached to the Offering Circular as an exhibit, and interest on the principal, at the prime interest rate as published in *The Wall Street Journal* on January 1 of each year, is due quarterly on or before March 31, June 30, September 30 and December 31 of each year, until the Secured Promissory Note is paid in full.

(c) If the Company rejects the Subscription Agreement, the Company will return the Subscription Agreement and your payment, including interest and without deduction, to you. If the Company accepts this Subscription Agreement, upon receipt of payment for the Share(s) subscribed by and allocated to you, the Company will deliver to the undersigned a copy of this Subscription Agreement and one or more stock certificates representing the Share(s) purchased pursuant to this Subscription Agreement, in the name(s) and denomination(s) as specified by the undersigned below. The copy of this Subscription Agreement will be your receipt and will confirm your subscription and indicate the number of shares for which you have subscribed and to which you have been allocated.

3. (a) A total of Three Hundred Eighty Four (384) Shares is being offered by the Company at a purchase price of Thirteen Thousand and Thirteen Dollars ($13,013) per Share, for an aggregate offering price of Four Million Nine Hundred Ninty Six Thousand and Nine Hundred Ninty Two Dollars ($4,996,992). The minimum purchase amount is One (1) Share for a purchase price of Thirteen Thousand and Thirteen Dollars ($13,013) (the "Minimum Subscription"). The Company may, in its discretion, sell less than 384 Shares.

(b) If you decide to subscribe for the Shares, your check or money order, together with the Secured Promissory Note, if applicable, will be held in an Impoundment Account at Westfield Bank in Westfield Center, Ohio, until a minimum of One Hundred (100) Shares have been sold for a minimum total proceeds of One Million Three Hundred One Thousand and Three Hundred Dollars ($1,301,300) (the "Minimum Offering").

(c) When and if the Company sells the Minimum Offering of Shares, the funds held in the Impoundment Account will be distributed to the Company for its use and stock certificates representing the Shares you purchased will be issued and mailed to you. We intend to continue to accept additional subscriptions but not for more than 384 Shares. Alternatively, we may terminate the offering before we reach the maximum subscription.

(d) If the Minimum Offering is not sold prior to the termination or expiration of the offering, then all deposits in the Impoundment Account will be returned to the subscribers, with interest and without deductions.

4. The undersigned represents and acknowledges to the Company that before submitting payment for the Shares (a) the undersigned is a resident of the State or Commonwealth of ________________, (b) the social security number or the taxpayer identification number that the undersigned has included in this Subscription Agreement is true, correct and complete and (c) the undersigned is not subject to backup withholding of interest or dividends under the Internal Revenue Code.

5. The undersigned has full legal power and authority to purchase the Share(s). The undersigned agrees to reimburse the Company and its Board of Directors, Officers, subsidiaries, employees, agents and representatives for any expense or loss incurred by the Company as a result of the cancellation of its subscription after it has been accepted by the Company.

6. The undersigned acknowledges and agrees that as of the date of the acceptance of its subscription by Keystone, the undersigned shall become a shareholder of Keystone. The undersigned's status as a shareholder, along with each shareholder's rights and responsibilities will be as described in the Amended and Restated Shareholders Agreement dated June 22, 2005 between Keystone and the shareholders of the Compay ("Shareholders Agreement", and the undersigned agrees to each and every term and provision of the Shareholders Agreement, a copy of which is attached as an exhibit to the Offering Circular and has been provided to the undersigned. The undersigned acknowledges and agrees that execution and delivery of the Shareholders Agreement is a condition to the issuance of the Share(s) being purchased hereunder.

7. All information provided to Keystone by the undersigned is true and correct in all respects.

8. The Share(s) sold hereunder shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR EXEMPTED FROM REGISTRATION UNDER ANY STATE'S SECURITIES ACT (THE "ACTS") OTHER THAN PENNSYLVANIA, NORTH CAROLINA, VIRGINIA AND INDIANA, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, EXCHANGED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE ACTS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. FURTHER, THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT COMPLIANCE WITH THE

TERMS OF THAT CERTAIN AMENDED AND RESTATED SHAREHOLDERS AGREEMENT DATED JUNE 22, 2005, BY AND AMONG THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY (THE "SHAREHOLDERS AGREEMENT"), A COPY OF WHICH IS ON FILE IN THE PRINCIPAL OFFICE OF THE COMPANY AND IS AVAILABLE UPON REQUEST. THE SHAREHOLDERS AGREEMENT PROVIDES FOR CERTAIN RESTRICTIONS ON TRANSFER OF THE SHARES AND MANDATORY REDEMPTION OF THE SHARES UPON A SHAREHOLDER'S SEPARATION FROM THE COMPANY OR A FRANCHISE OF THE COMPANY."

The undersigned hereby agrees not to transfer the Share(s) being purchased hereunder in contravention of the above legend.

10. The foregoing representations, warranties, agreements, undertakings and acknowledgments are made by the undersigned, and the information furnished herein has been so furnished with the intent that the same will be relied upon by Keystone in determining the undersigned's suitability as a purchaser of Shares and such representations, warranties, agreements, undertakings and acknowledgments will be true and accurate as of the date hereof and at the time the Share(s) is purchased by the undersigned. In addition, the undersigned agrees to notify Keystone immediately of any material change in any representation, warranty or other information relating to the undersigned set forth herein.

11. This Agreement shall be binding upon and shall inure to the benefit of the undersigned and its estate, heirs, legal representatives, successors and assigns, and Keystone and its successors and assigns.

12. The Shares should be registered as follows:

Name(s):________________________________________

________________________________________________

As (please check one):

______ Individual
______ Partnership
______ Corporation
______ Minor with adult custodian Under the Uniform Gift to Minors Act

______ Tenants-in-common
______ Joint tenants
______ Tenants by entireties
______ Trust
Other ________________

**NOTE: Only persons who are actively involved in Keystone are eligible to purchase and own Shares. If Shares are to be registered in the name of more than one person, all such persons must be eligible shareholders (i.e. franchise, principal, entity controlled by a franchise and/or principal, employee of Keystone or employee of franchise).**

**IN WITNESS WHEREOF**, the undersigned has signed this Subscription Agreement as of this ____ day of _____________, 200__.

**Individual(s) Registration**:

| Investor No. 1 | Investor No. 2 |
|---|---|
| _______________ | _______________ |
| Investor No. 1 (print name above) | Investor No. 2 (print name above) |
| _______________ | _______________ |
| Street (residence address) | Street (residence address) |
| _______________ | _______________ |
| City State Zip | City State Zip |
| _______________ | _______________ |
| Home Phone | Home Phone |
| _______________ | _______________ |
| Social Security Number | Social Security Number |
| _______________ | _______________ |
| Date of Birth | Date of Birth |
| _______________ | _______________ |
| Signature | Signature |
| _______________ | _______________ |
| Date | Date |

**Entity (Not Individual) Registration:**

On behalf of the entity named below, you represent that you have full power and authority to execute this Agreement. You also represent that investment in the Company is not prohibited by any of the governing documents of the entity.

______________________________
Name of Entity

By:____________________________ ______________________________
Signature of trustee, partner, member or authorized officer Date

______________________________
Title

______________________________ ______________________________
Street Address Taxpayer ID Number

______________________________ ______________________________
City State Zip Telephone

Subscription accepted and receipt of payment for Shares is acknowledged as of the date set forth below.

**KEYSTONE INSURERS GROUP, INC.**

By: ____________________________

Name: ____________________________

Title: ____________________________

Date: ____________________________

5

# SECURED PROMISSORY NOTE

$__________

Northumberland, Pennsylvania
__________________, 2005

**FOR VALUE RECEIVED**, the undersigned ("Maker"), hereby promises to pay to the order of Keystone Insurers Group, Inc., a Pennsylvania corporation, with a principal business location of 1995 Point Township Drive, Northumberland, Pennsylvania, 17857 ("Payee"), the principal sum of ____________________________ Dollars ($__________), together with interest at the prime interest rate as published in *The Wall Street Journal* on January 1 of each year, on the dates and in the manner set forth herein. As long as no Event of Default shall have occurred hereunder and as long as any amount due hereunder shall remain outstanding, the principal and interest shall be due and payable in accordance with the terms set forth in this Secured Promissory Note ("Note").

The Maker is (please check the applicable box):

☐☐ A franchise of Payee.

☐☐ A principal of a franchise.

☐ An entity controlled by a franchise or its principal(s).

☐ An employee of Payee or its subsidiaries.

☐ An employee of a franchise.

This Note has been issued in connection with the purchase of __ shares of common stock of Payee pursuant to the offering of such shares by Payee in reliance upon an exemption from registration under Regulation A of The Securities Act of 1933 and in accordance with applicable state securities laws. The terms of the purchase of such shares are set forth in the Form 1-A offering statement and related documents, including a certain Subscription Agreement dated as of _________________, 20___, and all of the terms, covenants and conditions of such offering statement and related documents, the Subscription Agreement and all other instruments evidencing this indebtedness of Maker to Payee are made a part of this Note and are deemed to be incorporated herein.

Interest shall be due and payable quarterly on or before March 31, June 30, September 30 and December 31 of each year until this Note is paid in full. Principal payments shall be due and payable on or before the first, second and third anniversaries of the date of this Note, in equal annual installments, until this Note is paid in full. Each payment of interest and principal shall be made in accordance with the amortization schedule attached hereto as Exhibit A.

This Note is secured by (referred to as the "Collateral") (please check the applicable box):

☐☐ all amounts of any financial obligations owed to Payee under the franchise agreement dated ____________, ___ (the "Franchise Agreement") by and between Payee and ________ (the "Franchise"), if the Maker is: (i) the Franchise, (ii) a principal of the Franchise or (iii) an entity controlled by the Franchise and/or its principal(s); plus, in the Event of Default by Maker, all costs and expenses Payee incurs as a result of Maker's default. All financial obligations owed to Payee under the Franchise Agreement shall give rise to, and remain, until this Note is paid in full, a lien and security interest in favor of Payee against any and all of the Franchise's personal property, accounts receivable, commissions and any other monies due to the Franchise and all customer and client lists, including expiration lists and book of agency business.

☐☐ the asset described on Exhibit B attached hereto, if Maker is an employee of Payee or its subsidiaries or its franchises.

All payments of principal and interest will be made without deduction whatsoever, including without limitation, deduction for any setoff, recoupment or counterclaim, and shall be made by check, electronic or wire transfer in Federal or other immediately available funds to the address, account or accounts directed by Payee to Maker in writing from time to time. In the event of a change in the method of payment or address, account or accounts, Payee shall provide notice of each such change to Maker at least five (5) business days prior to the due date of each such payment. If any payment or action to be made or taken hereunder will be stated to be or become due on a Saturday, Sunday or on any other day which is a legal bank holiday under the laws of the Commonwealth of Pennsylvania, such payment or action will be or become due on the following business day.

The following shall constitute an "Event of Default" under this Note: (a) if the Maker fails to make a payment of any amount (whether principal or interest) due and payable hereunder within thirty (30) days of the due date, (b) a breach of any representation, warranty, covenant or agreement made by Maker under this Note, the Subscription Agreement or any related document which is not cured within thirty (30) days after written notice from Payee to Maker of such breach, or (c) the filing by Maker of any voluntary or involuntary proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation or similar proceeding which is not stayed within sixty (60) days of filing, or (d) any assignment by Maker for the benefit of creditors, or the institution of any levy, garnishment, attachment or similar proceeding against any property of Maker.

In the Event of Default by Maker under this Note, Payee may, at its option, declare a default by written notice to Maker. Upon such default, Payee may (a) foreclose on the Collateral by giving written notice to Maker to such effect (an "Election to

Foreclose"), or (b) declare the unpaid principal and interest on this Note due and payable without presentment, protest or notice of any kind and sue for recovery thereon. If Payee makes an Election to Foreclose: (i) all payments on this Note and all interest theretofore paid shall be retained by Payee, (ii) Payee shall issue to Maker the securities (with fractional shares paid in cash) purchased pursuant to the Subscription Agreement, (iii) this Note shall be cancelled and returned to Maker and the remainder of the securities purchased by Maker pursuant to this Note shall be surrendered to Payee, and (iv) Maker shall have no further rights in the securities surrendered to Payee hereunder nor any other claim against Payee.

If Maker's business is sold, whether by asset sale, stock sale, merger or otherwise, or employment is terminated for any reason, notwithstanding anything in this Note to the contrary, the outstanding principal balance and accrued interest due and payable on this Note shall become payable in full as of the date of such sale or termination.

This Note may be prepaid by Maker in whole or in part at any time and from time to time without premium or penalty of any kind. Payee shall apply any prepayment and all partial prepayments first to reduce the amount of accrued interest due hereunder and then to reduce the amount of principal that Maker owes hereunder. Making a partial prepayment will not change the due date or the amount of later payments under this Note unless and until this Note is prepaid in full or unless Payee agrees otherwise in writing. Payee or any holder of this Note may extend the time for payment or accept partial prepayments without discharging or releasing Maker. No right or omission of Payee to exercise any right or power arising under this Note shall impair any such right or power or be considered to be a waiver of any such right or power or any acquiescence therein, nor shall the action or inaction of Payee impair any right or power hereunder. Maker agrees to pay, on demand, to the extent permitted by law, all costs and expenses incurred by Payee in the enforcement of its rights under this Note and in any security hereunder, including without limitation, reasonable attorneys' fees and expenses of Payee's counsel. Maker hereby forever waives presentment, protest, notice of dishonor and notice of nonpayment and all defenses based on suretyship or impairment of Collateral.

This Note will bind Maker and Maker's successors, assigns, estate, heirs and representatives, and the benefits hereof will inure to the benefit of Payee and Payee's successors and assigns. All references in this Note to "Maker" and "Payee" will be deemed to apply to Maker and Payee and their respective successors, assigns, estate, heirs and representatives.

This Note and the rights and obligations of the parties hereto will be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflicts of law provisions of any jurisdiction. If any court determines that any provision of this Note is invalid or unenforceable, that determination will not affect the remaining provisions of this Note.

**EACH OF THE PARTIES HEREBY ACKNOWLEDGES THAT, IN ORDER TO EXPEDITE THE RESOLUTION OF DISPUTES WHICH MAY**

ARISE UNDER THIS NOTE, THE PARTIES HERETO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OF ANY KIND OR NATURE IN ANY COURT TO WHICH THEY MAY BE PARTIES, WHETHER ARISING OUT OF, UNDER, OR BY REASON OF THIS NOTE OR OTHER TRANSACTIONS HEREUNDER OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN THEM OF ANY KIND OR NATURE, AND ACKNOWLEDGE THAT SUCH WAIVER HAS BEEN SPECIFICALLY NEGOTIATED AS PART OF THIS NOTE.

MAKER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OR THE PROTHONOTARY OR CLERK OF ANY COUNTY IN THE COMMONWEALTH OF PENNSYLVANIA, OR ELSEWHERE, TO APPEAR AT ANY TIME FOR MAKER AFTER A DEFAULT UNDER THIS NOTE, AND WITH OR WITHOUT COMPLAINT FILED, AS OF ANY TERM, CONFESS OR ENTER JUDGMENT AGAINST MAKER, FOR THE ENTIRE UNPAID BALANCE OF THE NOTE, PLUS ALL ACCRUED INTEREST, FORBEARANCE FEES, AMENDMENT FEES, AND ANY AND ALL AMOUNTS EXPENDED OR ADVANCED BY PAYEE RELATING TO ANY COLLATERAL SECURING THE NOTE, TOGETHER WITH INTEREST ON SUCH AMOUNTS, TOGETHER WITH COSTS OF SUIT, AND AN ATTORNEY'S COMMISSION FOR COLLECTION, BUT IN ANY EVENT NOT LESS THAN ONE THOUSAND DOLLARS ($1,000) ON WHICH JUDGMENT OR JUDGMENTS ONE OR MORE EXECUTIONS MAY ISSUE IMMEDIATELY; AND FOR SO DOING, THIS NOTE OR A COPY OF THIS NOTE VERIFIED BY AFFIDAVIT SHALL BE SUFFICIENT WARRANT.

THE AUTHORITY GRANTED IN THIS NOTE TO CONFESS JUDGMENT AGAINST MAKER SHALL NOT BE EXHAUSTED BY ANY EXERCISE OF THAT AUTHORITY, BUT SHALL CONTINUE FROM TIME TO TIME AND AT ALL TIMES UNTIL PAYMENT IN FULL OF ALL AMOUNTS DUE UNDER THIS NOTE. MAKER HEREBY WAIVES ANY RIGHT MAKER MAY HAVE TO NOTICE OR TO A HEARING IN CONNECTION WITH ANY SUCH CONFESSION OF JUDGMENT, EXCEPT ANY NOTICE AND/OR HEARING REQUIRED UNDER APPLICABLE LAW WITH RESPECT TO EXECUTION OF THE JUDGMENT, AND STATES THAT EITHER A REPRESENTATIVE OF PAYEE SPECIFICALLY CALLED THIS CONFESSION OF JUDGMENT PROVISION TO MAKER'S ATTENTION OR MAKER HAS BEEN REPRESENTED BY INDEPENDENT LEGAL COUNSEL.

**IN WITNESS WHEREOF**, the undersigned has executed and delivered this Note on the date set forth above.

______________________________

[Name of Maker]
[Address of Maker]
[City, State and Zip Code]

**THIS NOTE HAS NOT BEEN REGISTERD UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE'S SECURITIES ACT (COLLECTIVELY, THE "ACTS") AND MAY NOT BE SOLD, TRANSFERRED, EXCHANGED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE ACTS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.**

**EXHIBIT A**

Amortization Schedule

**EXHIBIT B**

Asset

(6)

# IMPOUNDMENT OF FUNDS AGREEMENT

This Impoundment of Funds Agreement (this "Agreement") is entered into as of May 18, 2007 by and between Keystone Insurers Group, Inc. (the "Issuer") and Westfield Bank, FSB, a federally chartered savings bank (the "Depository"). The Depository is located at Two Park Circle, P.O. Box 5002, Westfield Center, Ohio 44251-5002. The Issuer represents and warrants that it has applied for authority from the U. S. Securities and Exchange Commission ("SEC"), the Pennsylvania Securities Commission, North Carolina Securities Commission, the Virginia Securities Commission, and the Indiana Securities Commission (collectively, the "Commissions") to offer and sell certain securities of the Issuer in the aggregate offering amount of $4,996,992. The Issuer intends that, if the proceeds received from the sale of such securities does not amount to at least $1,301,300(the "Minimum Subscription") by the 120th day following qualification of the offering statement by the SEC (the "Closing Date"), then the Issuer may extend the offering, as it determines in its sole discretion, or the offering shall be terminated and the proceeds paid in by each of the subscribers of the securities (each, a "Subscriber" and collectively, the "Subscribers") shall be returned to them pursuant to this Agreement.

The Depository is willing to act as the Depository hereunder and to hold the funds under this Agreement. The Depository represents that it is a financial institution and, subject to applicable law, its deposits are federally insured.

In consideration of the mutual covenants and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer and the Depository, intending to be legally bound, agree as follows:

1. Promptly after the Issuer receives the cash proceeds and any promissory notes from the sale of securities pursuant to the offering (the "Impound Funds"), the Issuer shall deposit all of cash proceeds of the Impound Funds in a special interest-bearing escrow account with the Depository to be designated the "Impoundment Account." The Issuer agrees to provide the Depository with an executed copy of each subscription agreement together with the respective Impound Funds. The Issuer will provide the Depository with the name, address and social security or other tax identification number of each Subscriber and the date and amount of each subscription. The Depository will keep the Impound Funds, segregated in the Impoundment Account, for investment purposes, until the Depository releases the Impound Funds to the Issuer or returns them to the Subscribers, with interest, under the terms of this Agreement. Unless the Commissions direct to the contrary, the Depository will invest the funds deposited in the Impoundment Account as directed by the Company in liquid investments, such as bank certificates of deposit or United States treasury bills, or savings accounts at the Depository. The Impound Funds are not assets of the Issuer and shall not be subject to judgment or creditors' claims against the Issuer, its Affiliates, Associates or Underwriters, if any, as such terms are defined in the Statement of Policy Regarding Corporate Securities Definitions adopted by the North American Securities

Administrators Association, Inc., unless and until released to said Issuer in accordance with this Agreement.

2. If the Depository receives checks that fail to clear the bank on which they are drawn, the Depository will return those checks, together with the related subscription agreement, to the Subscriber. The Depository will send a copy of the returned checks and related subscription agreements to the Issuer.

3. At any time on or prior to the Closing Date, or such later date as the Issuer may extend the offering to, if the Impound Funds amount to or exceed the Minimum Subscription, the Depository shall, upon the written instruction of the Issuer, release the funds, and all other funds deposited after that, to the Issuer. In any event, the Depository shall continue to hold the Impound Funds and interest earned on the cash portion thereon until it has received a direction in writing from the Issuer instructing the Depository as to the disposition of the funds.

4. Upon receipt by the Depository of written notification signed by the Issuer advising that it was unable to sell the Minimum Subscription on or prior to the Closing Date, or any extension thereof, at the Issuer's instruction, the Impound Funds shall be returned directly by the Depository to the Subscribers by first-class mail according to the amount each contributed, with interest and without deduction for expenses, including Depositary fees. All interest earned shall be submitted pro rata to the Subscribers, along with the proceeds received from them.

5. This Agreement shall terminate upon the disbursement of Impound Funds pursuant to Section 3 or 4 of this Agreement; provided, however, that the Issuer may terminate the offering for any reason. Upon the receipt of a letter from the Issuer stating that the offering has been terminated, the Depository shall return the proceeds received hereunder directly to the Subscribers by first-class mail according to the amount each Subscriber contributed with interest and without deduction for expenses, including Depositary fees, and this Agreement shall terminate upon said distribution. All interest earned shall be submitted pro rata to the Subscribers, along with the proceeds. The Issuer shall provide written notice to the Depository of any extension of the offering beyond the Closing Date.

6. If, at any time before the Depository releases the Impound Funds as provided in Section 3 or 4 of this Agreement, the Commission(s) advises the Depository that it has revoked or suspended the offering, the Commission(s) may direct the Depository (a) not to release the funds in the Impoundment Account until further notice by the Commission(s) or (b) to release to each Subscriber the proceeds that the Depository received on behalf of each Subscriber, with interest and without deduction for expenses, including Depositary fees. All interest earned shall be submitted pro rata to the Subscribers, along with the proceeds.

7. The sole duties of the Depository other than as herein specified shall be (a) to establish and maintain the Impoundment Account and receive and hold the Impound

Funds deposited by the Issuer pursuant to all applicable banking laws and regulations of the United States and, if not preempted, the Commonwealth of Pennsylvania, the Commonwealth of Virginia, the State of North Carolina, and the State of Indiana and (b) to notify the Commissions upon release of the Impoundment Account.

8. The Issuer acknowledges that the Depository is performing the limited function of Depository and that this fact in no way means the Depository has passed in any way upon the merits or qualifications of, or has recommended, or given approval to, any person, security or transaction.

9. The Depository shall keep records (the "Records") that disclose (a) the names, addresses, telephone numbers and tax identification numbers of all of the Subscribers, (b) the amount received on behalf of each Subscriber, (c) the amount and date of the securities purchased by each Subscriber, and (d) the date that the Depository released or returned the funds held in the Impoundment Account.

10. The Issuer shall defend, indemnify and hold the Depository harmless from any and all costs, expenses, claims, demands, judgments, causes of action or liabilities ("Claims") arising from or related to the Depository's performance of this Agreement, except for the Depository's willful or grossly negligent actions or omissions, including but not limited to any Claims arising from the Depository's release of funds deposited hereunder to Subscribers or to the Issuer and any Claims of the Commissions.

11. The terms and conditions of this Agreement shall be for the benefit of, and shall be binding on, the Issuer and the Depository and their respective successors and assigns, and the Subscribers and their respective heirs, beneficiaries, executors, administrators and legal representatives. If, for any reason, the Depository named herein should be unable or unwilling to continue as such depository, then the Issuer may substitute another person to serve as Depository, with the consent, if necessary, of the Commissions.

12. The Depository will provide to the Commissions, on request, true, complete and current copies of the Records. The Commissions has the right to inspect and make copies of the Records at any reasonable time wherever the records are located.

**IN WITNESS WHEREOF**, the parties have executed this Agreement as of the date set forth above.

**ISSUER:**

KEYSTONE INSURERS GROUP, INC.

By: ______________________
David Boedker, President and CEO

**DEPOSITORY:**

WESTFIELD BANK, FSB

By: Gary G. Clark

Name: GARY G. CLARK

Title: EVP

KEYSTONE INSURERS GROUP, INC.
(d/b/a KEYSTONE INSURERS SERVICES GROUP, INC. IN VIRGINIA)

FRANCHISE AGREEMENT

TABLE OF CONTENTS

KEYSTONE INSURERS GROUP, INC.
(d/b/a KEYSTONE INSURERS SERVICES GROUP, INC. IN VIRGINIA)
FRANCHISE AGREEMENT

THIS FRANCHISE AGREEMENT (the "Agreement") is made and entered into by and between Keystone Insurers Group, Inc. (d/b/a Keystone Insurers Services Group, Inc. in Virginia) (hereinafter referred to as "Franchisor" or "KIG") with its principal place of business at 1995 Point Township Drive, Northumberland, PA 17857-8856, telephone number (570) 473-4302, and ________________________ whose principal address is ________________________ (hereinafter referred to as "Franchisee"). Franchisee as used in this Agreement shall mean Franchisee, and its shareholders, owners, partners, members or principals, as applicable.

## RECITALS

a. Franchisor, as a result of the expenditure of time, skill, effort and money, has negotiated and maintains and administers agent/company agreements (also referred to herein as "appointments") with several insurance carriers (the "KIG Insurance Carriers") authorizing the sale of personal insurance product lines, commercial insurance product lines, financial services product lines, individual, group and health product lines and annuities and which have compensation arrangements and broad insurance product portfolios we believe are better than average agent/company agreements (the "KIG Insurance Carrier Contracts"). Most of the KIG Insurance Carrier Contracts are between Franchisor and the respective KIG Insurance Carriers; however, certain KIG Insurance Carrier Contracts are between Franchisor's affiliates and the respective KIG Insurance Carriers. Through Franchisor's purchasing power with the KIG Insurance Carriers obtained by combining insurance premiums and historic profitable performance, Franchisor is positioned to continue to hold and negotiate and administer appointments with the KIG Insurance Carriers.

b. Franchisor has developed a plan and system in which Franchisee may obtain powers of representation with the KIG Insurance Carriers under the KIG Insurance Carrier Contracts, which enable Franchisee to sell the insurance products of the KIG Insurance Carriers and, thereby, to participate in the negotiated compensation arrangements of the KIG Insurance Carrier Contracts, (hereinafter called the "KIG Franchised Business"). Our Confidential Operating Manual details our system of operation and contains the requirements and restrictions which determine how Franchisee may use the KIG Franchised Business in his business (the "KIG System").

c. Franchisor cannot and does not guarantee that powers of representation with every KIG Insurance Carrier will be available in all cases to Franchisee. In addition, Franchisor offers insurance products and programs designed and created by Franchisor for its own, and its existing franchisees, promotion and sale, such products and programs are more particularly described in the Operating Manual (the "Specialty Programs"). Because of the nature and timing of these Specialty Programs, certain of the Specialty Programs may be available to Franchisee and others may not.

d. Franchisor continues to expend time, skill and money to investigate and, if Franchisor deems it desirable, to develop and integrate into the KIG System new or substitute insurance carriers, programs, procedures, systems, services, activities and products.

e. Franchisor is the owner of certain trademarks, trade names and service marks as are now designated and may hereafter be designated by Franchisor (the "Proprietary Marks") for use in connection with businesses it may own or operate, and in which it franchises to and/or authorizes others to own or operate.

f. Franchisor desires to grant to Franchisee a franchise upon the terms and subject to the conditions hereof.

NOW, THEREFORE, FRANCHISOR AND FRANCHISEE, INTENDING TO BE LEGALLY BOUND, AGREE AS FOLLOWS:

## 1. GRANT OF FRANCHISE

Franchisor hereby grants to Franchisee, and Franchisee hereby accepts, the right to operate a KIG Franchised Business and to use in connection therewith the KIG System as it may be changed, improved, modified or further developed from time to time and upon the terms and subject to the provisions in this Agreement and all ancillary documents hereto. With the exceptions listed in this Agreement, Franchisee can operate its KIG Franchised Business anywhere, and call on any potential customers it wishes. Similarly, Franchisor can grant franchises to whomever it wishes, regardless of where the franchise owners are located or will do business, and they may call on any prospective customers they wish. Also, Franchisor may conduct business using the KIG System wherever they wish.

## 2. TERM AND RENEWAL

a. This Agreement becomes effective when Franchisor signs it (the "Effective Time"). The initial term (the "Initial Term") of this Agreement shall be for a period of 5 years commencing at the Effective Time.

b. If the Franchisee has complied with all the requirements of this Agreement, the Franchisee shall have the right, but not the obligation, to enter into a Renewal Franchise Agreement for additional consecutive terms of 5 years (the "Renewal Term"), which shall commence upon the date of the expiration of the Initial Term or respective Renewal Term hereof. Franchisee is not required to pay any renewal fee in connection with a Renewal Franchise Agreement. As a condition of Franchisor signing the Renewal Franchise Agreement, Franchisee will be required to:

i. Sign the then current form of Renewal Franchise Agreement. **It may have terms and conditions which differ significantly from this Agreement.**

ii. Give Franchisor written notice of Franchisee's desire to sign a Renewal Franchise Agreement 6-12 months before the expiration date of the Initial Term.

## 3. INITIAL FRANCHISE FEE

As consideration of the execution of this Agreement by Franchisor, Franchisee shall pay Franchisor an Initial Franchise Fee of ______________________________ payable as follows: ______________________________.

## 4. CONFIDENTIAL OPERATING MANUAL

a. Franchisor shall lend to Franchisee 1 copy of Franchisor's Confidential Operating Manual (the "Operating Manual") which shall be given to Franchisee at or before the Effective Time.

b. Franchisee shall conduct the operation of his KIG Franchised Business in strict compliance with Franchisor's operational systems, procedures, policies, methods and requirements as prescribed from time to time in the Operating Manual, and in any supplemental bulletins and notices, revisions, modifications or amendments thereto, all of which shall be deemed a part hereof.

c. The subject matter of the Operating Manual may include (but need not be limited to nor necessarily include all of) the following matters: requirements, duties, standards, procedures, policies, systems, techniques, guidelines and specifications pertaining to the KIG Franchised Business and the KIG System; record keeping systems and materials; advertising and marketing materials; required uses of Franchisor's Proprietary Marks; insurance requirements, license requirements; customer satisfaction; training specifications; additions to, deletions from, modifications to and variations of the programs, products, procedures and other components constituting the KIG System.

d. Franchisor retains the right to prescribe additions to, deletions from or revisions of the Operating Manual which shall become binding on Franchisee upon being mailed or otherwise delivered to it, as if originally set forth therein. The Operating Manual, and any additions, deletions or revisions thereto, shall not alter Franchisee's rights and obligations hereunder. The Operating Manual shall at all times remain the property of Franchisor.

## 5. PROPRIETARY MARKS

a. Nothing herein shall give Franchisee any right, title or interest in or to any of the Proprietary Marks of Franchisor except as a mere privilege and license during the term hereof to display and use the same according to the limitations set forth herein. All uses of the Proprietary Marks by Franchisee, whether as a trade mark, service mark, trade name or trade style, inure to the benefit of Franchisor.

b. Franchisee may only use the Proprietary Marks for the purpose of operating the KIG Franchised Business, and in the manner prescribed in the Operating Manual and must only conduct the KIG Franchised Business using the Proprietary Marks. Franchisee may not use the Proprietary Marks in its corporate name. This Agreement gives Franchisee no ownership in the Proprietary Marks, or any right to a payment for goodwill when this Agreement expires or terminates. Franchisee may never directly or indirectly commit any act of infringement, or contest or aid others in contesting the validity of Franchisor's right to use the Proprietary Marks, or take any other action which undermines Franchisor's rights.

c. Franchisee shall promptly notify Franchisor of any unauthorized attempt to use the Proprietary Marks, or any variation of them, or any other mark or name in which Franchisor claims a proprietary interest. At Franchisor's expense, Franchisee shall assist Franchisor in taking any action Franchisor decides is appropriate to halt such activities. Franchisee shall take no action nor incur any expenses on behalf of Franchisor without Franchisor's prior written approval.

d. Franchisor, in its sole discretion, may designate new, modified or replacement Proprietary Marks for Franchisee's use, and require Franchisee to use them in addition to or in lieu of any previously designated Proprietary Marks. Franchisee must pay its own costs and expenses associated with implementing required changes. Franchisee shall not be entitled to any compensation as a result of the discontinuation of any Proprietary Marks.

## 6. DUTIES OF FRANCHISOR

a. As provided for above, Franchisor shall lend and deliver to Franchisee one 1 copy of Franchisor's Operating Manual at the Effective Time.

b. Before or at the time Franchisee commences his KIG Franchised Business, Franchisor will:

i. determine those insurance carriers with which both Franchisor (or its affiliates) and Franchisee hold agent/company agreements as prescribed in the Operating Manual;

ii. advise, inform and educate Franchisee on the terms and conditions of the KIG Insurance Carrier Contracts, including their compensation arrangements and product portfolios, and provide Franchisee with copies thereof as prescribed in the Operating Manual;

iii. determine the current amount of Franchisee's current gross written premium necessary to meet the Premium Placement Requirement as described in Section 7(f) of this Agreement and assist in establishing a time table for such transfer as prescribed in the Operating Manual;

iv. facilitate the transfer of your insurance business to certain KIG Insurance Carrier Contracts as prescribed in the Operating Manual.

c. Franchisor shall, at all times during this Agreement, negotiate and administer, and endeavor to maintain, the KIG Insurance Carrier Contracts.

d. Franchisor will use its best efforts to obtain powers of representation for Franchisee with those KIG Insurance Carriers chosen by Franchisee as prescribed in the Operating Manual, but cannot and does not guarantee that powers of representation with every KIG Insurance Carrier will be available in all cases to Franchisee.

e. Franchisor will notify Franchisee of new KIG Insurance Carrier Contracts as prescribed in the Operating Manual, and will assist Franchisee if Franchisee desires, during the term of the Franchise Agreement, in acquiring powers of representation and transferring insurance business among the KIG Insurance Carriers.

f. Franchisor shall collect from each KIG Insurance Carrier all monies due and owing for Profit Sharing Funds (as defined in Section 10(a)) and Bonuses (as defined in Section 10(b)) and distribute to Franchisee (as prescribed in the Operating Manual) all amounts due and owing to him for his Individual Profit Sharing Distribution (as defined in Section 10 (a)) and Individual Bonus Distribution (as defined in Section 10 (b)). In the event any commissions due to Franchisee are distributed by a KIG Insurance Carrier to Franchisor, Franchisor shall distribute same to Franchisee promptly.

g. Franchisor shall from time to time furnish to Franchisee such information, instructions, techniques, data, instructional materials, and other operational developments pertaining to the administration and operation of the KIG Franchised Business, the KIG Insurance Carrier Contracts and other products and services related thereto, as may be developed by Franchisor from time to time in connection with its operation of the KIG System.

h. At this time, Franchisor offers no specialized or formal training program. If the Franchisor develops a training program, Franchisor retains the sole and exclusive right to determine what subjects are to be included in the curriculum, and the duration, location and instructor, of any training program, and the costs to be charged to Franchisee for any training program Franchisor may develop and as prescribed in the Operating Manual.

Franchisor may periodically offer training specific to an insurance product of a KIG Insurance Carrier. The location, duration and curriculum and instructor of any such training session or meeting provided by Franchisor shall be determined by Franchisor in its sole and exclusive discretion. Attendance by Franchisee is mandatory if Franchisee wishes to market and sell such insurance product. The costs which would be incurred by Franchisee for attending any such training and which are the responsibility of Franchisee would be all travel, meals and lodging costs and Franchisee's pro rata share of the costs incurred by Franchisor in organizing and conducting any such training session or meeting.

Franchisor may periodically hold and conduct meetings of all franchisees within the KIG System. Some of these meetings may be mandatory such that attendance by Franchisee is mandatory, and some of these meetings will be voluntary such that attendance by Franchisee is voluntary. The Franchisor retains the sole and exclusive right to determine the agenda for, and duration and location of, any such meeting. The costs which would be incurred by Franchisee for attending any such meeting and which are the responsibility of Franchisee would be all travel, meals and lodging costs and Franchisee's pro rata share of the costs incurred by Franchisor to organize and conduct any such meeting.

In addition to the foregoing, following commencement of operation of Franchisee's KIG Franchised Business, Franchisor shall furnish to Franchisee certain consultation services as Franchisor in its sole and exclusive direction deems advisable. Such consultation services may be rendered on site, off site, telephonically or through other communication devices by Franchisor's representatives, and may include the rendering of advice with respect to any or all programs, procedures, guidelines, systems, specifications or techniques pertaining to the operation of Franchisee's KIG Franchised Business.

All such rendering of advice and consultation provided for in this Agreement shall be subject (as to timing) to the availability of Franchisor's representatives.

i. Franchisor may engage in the business of offering and selling advertising identification, and promotional materials to Franchisee upon such terms and conditions and at such prices as Franchisor, in its sole and exclusive discretion, determines and sets forth at the time of offer or sale, in accordance with the Operating Manual (as same may be amended from time to time), or otherwise. All such prices shall be subject to change at any time. Franchisee shall have no obligation to purchase any such advertising or promotional materials from Franchisor.

j. All of the obligations of Franchisor under this Agreement are to Franchisee and Franchisee alone, and no other party is entitled to rely on, enforce or obtain relief for breach of any such obligations, either directly or by subrogation.

## 7. DUTIES OF FRANCHISEE

a. Franchisee shall at all times conduct the activities and operations of Franchisee's KIG Franchised Business in compliance with the KIG System, including all standards, procedures and policies as Franchisor may from time to time establish in its Operating Manual, as same may be amended from time to time, or otherwise, as though all were specifically set forth in this Agreement. Franchisor and Franchisee agree that Franchisee shall retain all right, title and interest in and to Franchisee's customer and client lists, including expiration lists, and accounts placed with, and written through, the KIG Insurance Carrier Contracts, except that if Franchisee defaults on any of its obligations to KIG or to KIG Insurance Carriers under the KIG Insurance Carrier Contracts all expirations shall become the property of KIG until such obligations are satisfied. All insurance business placed with, and written through, the KIG Insurance Carrier Contracts by Franchisee shall be coded or otherwise identified by Franchisor in order to indicate Franchisee's ownership thereof.

b. Franchisee agrees to commence the operation of his KIG Franchised Business within 30 days from the Effective Time and, as a condition precedent to such commencement of operations, to fulfill all of the pre-operating procedures set forth in the Operating Manual, including without limitation the termination of his agency/company agreements as prescribed in the Operating Manual.

c. Franchisee shall operate his KIG Franchised Business in strict compliance with all applicable laws, rules and regulations of all governmental authorities; shall comply with all applicable wage, hour and other laws and regulations of the federal, state and local governments; shall prepare and file all necessary tax returns; shall pay all taxes imposed upon Franchisee related to the KIG Franchised Business; and, shall obtain and keep in good standing all necessary licenses, permits, and other required forms of governmental approval required of Franchisee to operate within the KIG System.

d. Regardless of Franchisee's form of business, the Franchisee or its shareholders, principal(s) or partner(s) executing this Agreement is (are) an individual(s); and unless otherwise agreed in writing, he (they) is (are) required to personally and directly exercise on- premises supervision of the operation, and to act as business manager, of the KIG Franchised Business, and shall be required to personally participate in the direct operation of the KIG Franchised Business. Franchisee shall devote such amount of his time and attention and best efforts to the performance of his duties hereunder as is necessary for the proper and effective operation of the KIG Franchised Business, and a failure to do so shall constitute a material and incurable breach of this Agreement which, unless waived by Franchisor, shall entitle Franchisor to terminate this Agreement unilaterally and immediately upon notice to Franchisee, with no opportunity to cure, and this Agreement shall thereafter be null, void and of no effect (except for those post-termination and post- expiration provisions which by their nature shall survive).

e. Franchisee must be and remain a licensed insurance agent and going concern in the State(s) in which they transact business at all times during the term of this Agreement as set forth in the Operating Manual.

f. Check either Option I or Option II below.

*This Section 7(f) should be read in conjunction with Section 11(a) of this Agreement.*

OPTION I: ☐

By the end of the sixth full calendar year following the Effective Time, Franchisee must place, and maintain at all times thereafter, at least 80% of his aggregate annual gross written property and casualty premiums with the KIG Insurance Carriers through the KIG Insurance Carrier Contracts (hereinafter called the "Premium Placement Requirement"); provided, however, if, at the Effective Time, Franchisee's largest agency contract is with a non-KIG Insurance Carrier and that carrier represents 30% or more of Franchisee's gross written premium volume, or if more than 50% of Franchisee's gross written premium volume is with non-KIG Insurance Carriers, the period in which to achieve the Premium Placement Requirement will be extended to the end of the eighth full calendar year following the Effective Time of Franchisee's Franchise Agreement (the "Premium Placement Requirement Extension").

OPTION II: ☐

By the end of the sixth full calendar year following the Effective Time, Franchisee must place, and maintain at all times thereafter, at least 90% of his aggregate annual gross written property and casualty premiums, less his gross written premiums attributable to one non-KIG Insurance Carrier of his selection (hereinafter referred to as the "Excluded Carrier"), with the KIG Insurance Carriers through the KIG Insurance Carrier Contracts (hereinafter called the "Premium Placement Requirement"); provided, however, if, at the Effective Time, Franchisee's largest agency contract is with a non-KIG Insurance Carrier (not taking into account the Excluded Carrier) and that carrier represents 30% or more of Franchisee's gross written premium volume, or if more than 50% of Franchisee's gross written premium volume is with non-KIG Insurance Carriers (not taking into account the Excluded Carrier), the period in which to achieve the Premium Placement Requirement will be extended to the end of the eighth full calendar year following the Effective Time of your Franchise Agreement (the "Premium Placement Requirement Extension"). In the event the Excluded Carrier shall at any time become a KIG Insurance Carrier, Franchisee shall have the choice of either (i) selecting a different non-KIG Insurance Carrier to be the Excluded Carrier and to have the premiums attributable thereto to be excluded from Franchisee's gross written premiums, or (ii) reverting to Option I of this Section 7(f). For purposes of calculating gross written premiums needed to meet the Premium Placement Requirement, only property and casualty premiums shall be included and all other premiums shall be excluded.

g. Franchisee must pay all premium billings when due as prescribed in the Operating Manual.

h. Franchisee must comply with all financial requirements prescribed in the Operating Manual.

i. Franchisee must submit all financial records and non-financial records as prescribed in the Operating Manual.

j. Franchisee must comply with all loss ratio performance standards as prescribed herein and in the Operating Manual. If adjusted loss ratios exceed that amount prescribed in the Operating Manual, Franchisee may be required to undergo a profit improvement plan as prescribed in the Operating Manual and pay a profit improvement penalty as set forth in Section 10.

k. Franchisee must comply with all KIG Insurance Carrier requirements as prescribed in the Operating Manual.

l. Franchisee must maintain the insurances in the amount and types, and from the insurance companies, as prescribed in the Operating Manual.

m. Franchisee must comply with all advertising requirements as prescribed in the Operating Manual.

n. Franchisee must comply with all training requirements as prescribed in the Operating Manual.

o. Franchisee agrees to use his best efforts to develop and expand the market for the services offered by his KIG Franchised Business, to comply with his obligations under this Agreement and to cooperate with Franchisor in accomplishing the purposes of this Agreement.

p. Excess and surplus lines brokerage volume will not be counted or included within the Franchisee's total premium volume for purposes of calculating whether the 80%/90% requirement has been met except for excess and surplus lines brokerage volume placed with wholesale brokers with whom KIG has relationships; this volume will be counted toward meeting the 80%/90% requirements.

q. Premiums placed through KIG's program division and KRM will count toward the 80%/90% premium placement requirement.

## 8. PREMIUM BILLINGS; SECURITY INTEREST; SET OFF

Franchisee's premium billings shall be rendered as prescribed in the Operating Manual. In the event Franchisee fails to pay any premium billing when due and within 5 days after Franchisor or any KIG Insurance Carrier gives written notice to cure, Franchisor shall have the right, but is not required, to cure such default and pay any such premium billing and to receive reimbursement therefor from Franchisee without waiving any claim for breach hereunder and without notice to Franchisee. To secure the payment of any premium billing and/or reimbursement therefor owed to Franchisor plus any and all damages, costs and expenses (including reasonable attorneys' fees) incurred by Franchisor as a result of Franchisee's failure to pay any premium billing, Franchisee hereby grants to Franchisor a collateral lien and security interest in and to all of its personal property; accounts receivable; commissions and any other monies due to Franchisee; all customer and client lists, including expiration lists; and book of agency business (the "Lien and Security Interest"). Franchisee hereby agrees, acknowledges and understands that Franchisee has entered into a collateral security agreement with Franchisor by granting the Lien and Security Interest herein. Franchisor shall also have a right of set off against any commissions, Individual Profit Sharing Distributions (as defined in Section 10 below), or Individual Bonus Distributions (as defined in Section 10 below) due to Franchisee until any reimbursement for any premium billing paid by Franchisor has been fully paid and extinguished.

## 9. COMMISSIONS

Franchisee's commissions for the placement of its insurance business premiums with any KIG Insurance Carrier shall be as set forth on the commission schedules prescribed in each KIG Insurance Carrier Contract and as prescribed in the Operating Manual. All excess compensation, except for the Profit Sharing Fund (as defined below), shall be deemed a "Bonus" and distributed in accordance with Section 10 hereof. In the event Franchisee fails to submit to Franchisor all financial records and information required by and prescribed in the Operating Manual by May 15th of each year during the term of this Agreement, any compensation due and owing to Franchisee shall not be distributed to Franchisee unless and until Franchisee has fully complied and submitted all financial records and information required thereby to Franchisor.

## 10. DISTRIBUTIONS FOR PROFIT SHARING AND BONUSES

a. Profit Sharing. Pursuant to the terms and conditions of certain KIG Insurance Carrier Contracts, Franchisor may receive annual payments based on the preceding calendar year from a KIG Insurance Carrier as Profit Sharing Funds (as hereinafter defined). "Profit Sharing Funds" is defined as any monetary distribution primarily based on premium sizes, losses and or loss ratios and any other factors. Franchisee shall participate in any such distribution of Profit Sharing Funds from each KIG Insurance Carrier by receiving Franchisee's Individual Profit Sharing Distribution, based on the preceding calendar year (January 1 through December 31 or any other period as determined by the respective carrier). Franchisee shall be paid his Individual Profit Sharing Distribution as prescribed in the Operating Manual.

Franchisor or its affiliates depending on who has the KIG Insurance Carrier Contracts (profit sharing received by KRM is retained in its entirety by Franchisor unless Franchisee has an assigned independent sub-code under KRM's carrier contracts) participates in each such distribution of Profit Sharing Funds by: (i) retaining 2% of the Aggregate Profit Sharing Distribution (as defined below) as a fee pursuant to Section 11 of this Agreement, and (ii) retaining a specified percentage of each Franchisee's Individual Profit Sharing Distribution as a fee in accordance with Section 11 of this Agreement.

*Individual Profit Sharing Distribution*

Franchisee's Individual Profit Sharing Distribution for each KIG Insurance Carrier, if any, is a pro rata distribution of the Net Profit Sharing Distribution (as defined below) based on Franchisee's Premium Factor (as defined below) for each KIG Insurance Carrier less an amount based on Franchisee's Loss Ratio (as defined below) for each KIG Insurance Carrier and is determined as follows:

**Franchisee's Individual Profit Sharing Distribution =**
**Franchisee's Individual Basic Distribution - Franchisee's Loss Amount**

By carrier, all amounts which are deducted as Loss Amounts from the Individual Basic Distribution of all franchisees and stockholders appointed with said carrier are collected and pooled together on an individual carrier basis by Franchisor ("the Loss Pool"). In the event Franchisee has a Loss Ratio of less than 55%, then Franchisee shall receive a pro rata share of the Individual Carrier Loss Pool based on Franchisee's Adjusted Premium Factor as follows:

**Franchisee's Share of the Loss Pool (if any) =**
**Franchisee's Adjusted Premium Factor x the Loss Pool**

In the event Franchisee earns a share of the Loss Pool, such amount shall be added to and become a part of Franchisee's Individual Profit Sharing Distribution. In the event Franchisee has a Loss Ratio of 55.1% or greater, Franchisee will not receive any part of the Loss Pool. Further, Franchisee will be penalized each year the Franchisee's Adjusted Loss Ratio is 55.1% or greater with a carrier. In the first year if Franchisee's Adjusted Loss Ratio is greater than 55% with a carrier (see table 1) the penalty applied will be placed within the "Loss Pool" and shared pro rata amongst all other franchisees with Adjusted Loss Ratios of 55% or less. In the second, third and ongoing years of adjusted loss experience of greater than 55.1%, Table 2 will apply (see definition of "Loss Ratio" for detail on penalties that will be used under Table 2).

For purposes of this Agreement, the following terms shall have the meanings set forth next to such term:

"Individual Basic Distribution" is the product of Franchisee's Premium Factor multiplied by the Net Profit Sharing Distribution.

"Premium Factor" is the quotient of the total annual "net earned" or "written" premium ("net earned" and "written" is defined by generally accepted industry terms) of Franchisee for the preceding calendar year (or any other period as determined by the respective carrier) placed with such KIG Insurance Carrier divided by the aggregate annual amount of all "net earned" or "written" premiums for the preceding calendar year (or any other period as determined by the respective carrier) placed with such KIG Insurance Carrier, including all net earned premiums of all franchisees of Franchisor.

"Adjusted Premium Factor" is the quotient of the total annual net earned premium of the Franchisee with an Adjusted Loss Ratio of 55% or less for the preceding calendar year (or any other period as determined by the respective carrier) placed with such KIG Insurance Carrier divided by the aggregate annual amount of all franchisees of the Franchisor with Adjusted Loss Ratios of 55% or less.

"Net Profit Sharing Distribution" is the difference between the Aggregate Profit Sharing Distribution less 2% thereof levied by Franchisor as a fee pursuant to Section 11 of this Agreement.

"Aggregate Profit Sharing Distribution" is the total amount of sums received by Franchisor from any one KIG Insurance Carrier as Profit Sharing Funds pursuant to that KIG Insurance Carrier Contract. Supplemental compensation or any and all other plans developed now or in the future by carriers to replace or rename profit sharing shall be treated as profit sharing.

"Loss Amount" is the product of the Individual Basic Distribution multiplied by the Loss Percentage.

"Adjusted Loss Percentage" is determined as follows:

| | Table 1 | Table 2 |
|---|---|---|
| If Franchisee's Adjusted Loss Ratio (as defined in Section 11(b)(ii) below) is: | 1st Year of Unprofitability the Loss Pool Percentage shall be: | 2nd and subsequent year(s) of Unprofitability the Profit Improvement Penalty Percentage shall be: |
| 55% or less | 0% | 0% |
| 55.1% to 60% | 5% | 10% |
| 60.1% to 65% | 10% | 20% |
| 65.1% to 70% | 15% | 30% |
| 70.1% to 75% | 20% | 40% |
| 75.1% to 100% | 25% | 50% |
| 100.1% or greater | 40% | 80% |

"Loss Ratio" is the quotient of the total annual incurred and reserved losses of Franchisee for such KIG Insurance Carrier divided by the total annual net earned premium of Franchisee placed with the KIG Insurance Carrier. Total annual incurred and reserved losses shall be adjusted to reflect any and all stop loss adjustments (if any) by the KIG Insurance Carrier and may represent a credit or debit to Franchisee's results based upon the records of the KIG Insurance Carrier.

If your Adjusted Loss Ratio with a carrier exceeds 55% in the second and subsequent year(s) thereafter you must pay an additional "Profit Improvement Penalty" as depicted in Table 2 above. 50% of all Profit Improvement Penalties assessed under Table 2 will be placed in the Loss Pool and disbursed pro rata amongst all other KIG franchisees with Adjusted Loss Ratios of 55% or less. The remaining 50% will be retained by KIG to further the objectives of KIG's profit and growth divisions.

Note, if you are unprofitable with a KIG carrier for two consecutive years or more, with unprofitability being defined as having an Adjusted Loss Ratio that exceeds the maximum qualifying threshold to earn a contingency (determined by the KIG Carrier Contract and according to each carrier's criteria) you will be subject to and required to comply with KIG's "Profit Improvement Plan" more fully described in our Operating Manual.

b. Bonuses. Pursuant to the terms and conditions of certain KIG Insurance Carrier Contracts, Franchisor (or its affiliates depending on who has the KIG Insurance Carrier Contract) may receive bonus payments from time to time from a KIG Insurance Carrier as Bonuses (as hereinafter defined). "Bonuses" are defined as any monetary distributions which are based on premium size and any other factors but not primarily on losses and/or loss ratios. (Bonuses differ from Profit Sharing Funds in that they are not primarily based on losses and/or loss ratios). Franchisee shall participate in each such Bonus distribution from each KIG Insurance Carrier by receiving Franchisee's Individual Bonus Distribution (as defined below). Franchisee shall be paid his Individual Bonus Distribution as prescribed in the Operating Manual.

Franchisor or its affiliates depending on who has the KIG Insurance Carrier Contract (bonuses received by KRM is retained in its entirety by Franchisor unless Franchisee has an assigned independent sub-code under KRM's carrier contracts) participates in each such Bonus distribution by retaining a specified percentage of each Franchisee's Individual Bonus Distribution as a fee in accordance with Section 11 of this Agreement.

*Individual Bonus Distribution*

Franchisee's Individual Bonus Distribution for each Bonus distributed by each KIG Insurance Carrier, if any, is a pro rata distribution of the Aggregate Bonus Distribution (as defined below) based on Franchisee's Premium Factor (as defined below) for such KIG Insurance Carrier and is determined as follows:

**Franchisee's Individual Bonus Distribution =**
**Aggregate Bonus Distribution x Franchisee's Premium Factor**

For purposes of this Agreement, the following terms shall have the meanings set forth next to such term:

"Aggregate Bonus Distribution" is the total amount of sums received by Franchisor from any one KIG Insurance Carrier as Bonuses pursuant to that KIG Insurance Carrier Contract.

"Premium Factor" is the quotient of the total annual gross written premium of Franchisee for the preceding calendar year or the time period established by the KIG Carrier, divided by the aggregate annual amount of all gross written premiums for the preceding calendar year or the time period established by the KIG Carrier, including all gross written premiums of all franchisees of Franchisor, or, the total gross written premium "growth" of the Franchisee with said KIG Carrier for the preceding year or the time period established by the carrier through the KIG Insurance Carrier Contract, including all gross written premium "growth" of all franchisees of Franchisor with the KIG Insurance Carrier.

c. Non-Monetary Distributions. Any non-monetary distribution to Franchisor (or its affiliate depending on who has the KIG Insurance Carrier Contract) by any KIG Insurance Carrier shall be retained by the Franchisor; provided, however, that any non-monetary distribution earned solely by the efforts of one franchisee shall be distributed to such franchisee.

## 11. PAYMENTS TO FRANCHISOR

As partial consideration for being awarded the KIG Franchised Business and in consideration of Franchisor's furnishing to Franchisee those continuing services and that ongoing assistance provided for in this Agreement, Franchisee shall pay the following service fees:

a. Monthly Service Fee.

i. The Monthly Service Fee is determined in accordance with the table below and is based on the Franchisee's Gross Premium during the immediately preceding calendar year.

| Gross Premium | Monthly Fee |
|---|---|
| <$1 million | $500 |
| $1 – 2 million | $600 |
| >$2 – 4 million | $700 |
| >$4 – 6 million | $800 |
| >$6 – 8 million | $900 |
| >$8 – 10 million | $1,000 |
| >$10 – 12 million | $1,050 |
| >$12 – 14 million | $1,100 |
| >$14 – 16 million | $1,150 |
| >$16 – 18 million | $1,200 |
| >$18 – 20 million | $1,250 |
| >$20 – 22 million | $1,300 |
| >$22 – 24 million | $1,350 |
| >$24 – 26 million | $1,400 |
| >$26 – 28 million | $1,450 |
| >$28 – 30 million | $1,500 |

| | |
|---|---|
| >$30 – 32 million | $1,550 |
| >$32 – 34 million | $1,600 |
| >$34 – 36 million | $1,650 |
| >$36 – 38 million | $1,700 |
| >$38 – 40 million | $1,750 |
| >$40 – 42 million | $1,800 |
| >$42 – 44 million | $1,850 |
| >$44 – 46 million | $1,900 |
| >$46 – 48 million | $1,950 |
| >$48 – 50 million | $2,000 |
| >$50 million | Add $50 per $2 million of Gross Premium |

The Monthly Service Fee shall be due and payable by the Franchisee to Franchisor no later than the 5th day of each month.

ii. If after the sixth full calendar year following the Effective Time, and at any time thereafter, or if the Franchisee is subject to the Premium Placement Requirement Extension per Section 7(f) of this Agreement, then after the eighth full calendar year following the Effective Time, and at any time thereafter, Franchisee has not achieved and maintained the Premium Placement Requirement as required by Section 7(f) of this Agreement, the Monthly Service Fee shall increase by 10% of franchisee's then current Monthly Service Fee due and payable as prescribed in Section 11(a)(i) above until such time as the Franchisee achieves the 80%/90% compliance.

iii. For purposes of Section 11(a) only, "Gross Premium" shall mean Franchisee's aggregate annual gross written premium written during the immediately preceding calendar year. Gross written premium is defined as any and all premiums placed by Franchisee for any property and casualty lines of insurance either directly or indirectly through wholesalers or others through which business is brokered and due to or received by an insurer without deduction of the cost of any reinsurance or any adjustment for the fact that some of the income has to be reserved for unexpired risks. Gross premium placed in KRM or KIG Specialty Programs counts toward achieving the 80%/90% thresholds but is excluded from the monthly service fee calculation.

b. Annual Profit Sharing Distribution Fees.

*Aggregate Profit Sharing Distribution Fee.*

i. Franchisor, or its affiliates depending on who has the KIG Insurance Carrier Contract (profit sharing received by KRM is retained in its entirety by Franchisor unless Franchisee has an assigned sub-code under KRM's carrier contracts) shall retain from Profit Sharing Funds collected from each KIG Insurance Carrier (as defined in Section 10 hereof) an Annual Profit Sharing Distribution Fee equal to two percent (2%) of the Aggregate Profit Sharing Distribution (as defined in Section 10 hereof).

*Profit Improvement Penalty*

ii. If Franchisee's Adjusted Loss Ratio with a carrier is greater than 55% in the second and subsequent year(s) Franchisee shall pay a penalty to KIG as follows (the "Profit Improvement Penalty"):

| Loss Ratio | 55.1%-60% | 60.1%-65% | 65.1%-70% | 70.1%-75% | 75.1%-100% | 100.1% and greater |
|---|---|---|---|---|---|---|
| 2nd and subsequent year(s) of unprofitability | 10% | 20% | 30% | 40% | 50% | 80% |



SL1 493057v10/065747.00002

The Profit Improvement Penalty will be collected by KIG and 50% will be placed in the Loss Pool and reallocated and disbursed pro rata amongst all other KIG franchisees with Adjusted Loss Ratios of 55% or less. 50% of all Profit Improvement Penalties collected for the second year of unprofitability and beyond will be retained by KIG and not reallocated to franchisees. These fees will be used by KIG to advance the objectives of KIG's profit and growth division. The Board of Directors of KIG may in its sole discretion exempt a franchisee from the profit improvement penalty.

*Individual Profit Sharing Distribution Fee.*

iii. Individual Profit Sharing Distribution Fee is based on the Franchisee's Adjusted Loss Ratio and/or Franchisee's Gross Premium. Gross Premium shall have the meaning set forth in Section 11(a)(iii) above. Adjusted Loss Ratio means Franchisee's loss ratio following adjustment for the respective KIG Insurance Carrier's stop loss provision if applicable. If Franchisee's Gross Premium is less than or equal to $200,000 the Individual Profit Sharing Distribution Fee is 15% of Franchisee's Individual Profit Sharing Distribution. If Franchisee's Gross Premium is greater than $200,000 the Individual Profit Sharing Distribution Fee is determined in accordance with the following table:

| Adjusted Loss Ratio | Individual Profit Sharing Distribution Fee |
|---|---|
| <40% | 0% |
| 40% - 50% | 2.5% |
| >50% - 60% | 5% |
| >60% | 7.5% |

Profit sharing funds is defined as any monetary distribution primarily based on premium size, losses and/or loss ratios and any other factors. The amount and payment terms of profit sharing funds is described in each respective KIG Insurance Carrier Contract, and vary from carrier to carrier. Under the KIG Insurance Carrier Contracts, however, all profit sharing funds are paid by the KIG Insurance Carriers on an annual basis and by carrier contract the carrier's calculation is deemed final although KIG will endeavor to ensure carrier's calculations are accurate and pursue adjustments, if appropriate.

Individual Profit Sharing Distribution Fees will be calculated after application of credits or debits for Adjusted Loss Percentages, loss pool and profit improvement penalty if applicable.

c. Bonus Distribution Fee. Franchisor or its affiliates depending on who has the KIG Insurance Carrier Contract (bonuses received by KRM is retained in its entirety by Franchisor unless Franchisee has an assigned independent sub-code under KRM's carrier contracts) shall retain from Franchisee's Individual Bonus Distributions from each KIG Insurance Carrier (as defined in Section 10 hereof) a Bonus Distribution Fee as set forth below, provided, however, any monies payable as a result of an individually negotiated rollover to a carrier by Franchisee's agency or any monies payable as a result of a carrier-sponsored production campaign, applicable to that carrier's entire agency plant, are directed in their entirety to Franchisee.

Franchisee's Bonus Distribution Fee if based on growth shall be: 15% of Franchisee's Individual Bonus Distribution if Franchisee's premium growth with a KIG Insurance Carrier is in the bottom 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier; 10% if Franchisee's premium growth with a KIG Insurance Carrier is in the middle 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier; 5% if Franchisee's premium growth with a KIG Insurance Carrier is in the top 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier. Franchisee's Bonus Distribution Fee if based on other criteria established by a carrier other than growth shall be a flat 15% of such Bonus Distribution.

All franchisees will be ranked based on their previous calendar year's premium growth with each KIG Insurance Carrier. The Bonus Distribution Fee due KIG will then be determined based on which one-third (1/3) the Franchisee falls into or the applicable time period established by the carrier if other than a calendar year.

Bonuses are defined as any monetary distribution, including without limitation excess commission, which is based on premium size and any other factors. The amount and payment terms of bonuses are described in each respective KIG Insurance Carrier Contract, and vary from carrier to carrier.

d. Financial Services Commission Fee. Franchisor (or its affiliates depending on who has the KIG Insurance Carrier Contract) shall earn a Financial Services Commission Fee only on business placed with or through KIG Insurance Carriers in an amount equal to fifteen percent (15%) of Franchisee's gross commission earned on all premiums placed with each KIG Insurance Carrier on the sale of Financial Services Products (as that term is defined in the Operating Manual). The Financial Services Commission Fee will be paid from either carrier service reimbursement fees, carrier excess commissions, Franchisee's gross commissions, or a combination of all. If by the Franchisee, such Financial Services Commission Fee shall be paid by Franchisee within twenty (20) days of his receipt of such commission unless retained by Franchisor prior to distribution of such commission to Franchisee.

e. Annuities Fee. Franchisee shall pay to Franchisor (or its affiliates depending on who has the KIG Insurance Carrier Contract) an Annuities Fee equal to fifteen percent (15%) of the production bonuses (excluding commissions) earned by Franchisee on the sale of annuities. Such Annuities Fee shall be retained by Franchisor prior to distribution of such production bonuses to Franchisee or paid by Franchisee within twenty (20) days of his receipt of such production bonuses.

## 12. CONFIDENTIAL INFORMATION

Franchisee hereby agrees that he shall not ever, during the Initial Term of this Agreement, any Renewal Term thereof, or at any time following expiration or termination of this Agreement, divulge or use for the benefit of any other person(s), partnership, proprietorship, association, corporation or entity, any confidential information, knowledge or know-how concerning the systems of operation, programs, services, products, customers, KIG Insurance Carriers, KIG Insurance Carrier Contracts and practices of Franchisee and/or Franchisor and/or pertaining to the KIG System which may be communicated to Franchisee. Any and all information, knowledge, know-how, techniques and information which Franchisor, its affiliate(s), subsidiary(ies) or designee(s), if any, or the respective officers of each, designate as confidential shall be deemed confidential for the purposes of this Agreement, except information Franchisee can demonstrate lawfully came to his attention prior to the disclosure thereof by Franchisor or which, at or after the time of disclosure by Franchisor to Franchisee, has become a part of the public domain through publication or communication by others (but in no event through any act of Franchisee).

## 13. COVENANTS NOT TO COMPETE

a. Franchisee, including all of its owners, shareholders, general partners, members or principals, whatever the case may be, covenants that, except as otherwise approved in writing, they:

i. Agree that during the Initial Term of this Agreement, and any Renewal Term thereof, Franchisee will not, either directly or indirectly, engage in any other business which is similar to, or in competition with, the KIG Franchised Business, or engage in any of the activities which this Agreement contemplates will be engaged in by Franchisee, either as a proprietor, partner, investor, stockholder, director, officer, employee, principal, agent, advisor or consultant, or induce, either directly or indirectly, any employee of KIG or a KIG Franchisee or KIG affiliate to leave such Franchisee, KIG or its affiliates and be employed by Franchisee without the willing consent of the other party.

ii. During the term of this Agreement and for 2 years after its termination or expiration and within a 50 mile radius of your principal office, Franchisee, either as a proprietor, partner, investor, stockholder, director, officer, employee, principal, agent, advisor or consultant shall not contact for the purpose of selling any insurance products or provide any consulting services to any customer of KIG, its affiliates or any KIG Franchised Business, or divert or attempt to divert any personal, commercial or financial services business or customer of any KIG Franchised Business, to himself or any competitor, by direct or indirect inducement, or perform, directly or indirectly, any other act injurious or prejudicial to the goodwill associated with the Proprietary Marks or the KIG System.

b. In the event Franchisee and any other franchisee of Franchisor or KIG stockholder are simultaneously soliciting new insurance business from the same potential customer (who at no time prior to such solicitation was a customer of any franchisee of Franchisor or KIG stockholder), Franchisee agrees that the franchisee or KIG stockholder who can establish he was the first in during the calendar year in which the solicitation is occurring to solicit such potential customer shall have the sole right to continue such solicitation with the potential customer.

c. Franchisee shall be responsible for enforcing the confidentiality and non-compete covenants of this agreement with all of his employees.

d. The foregoing covenants shall be construed independently of any other covenants or provisions in the Franchise Agreement. If all or any portion of a covenant is held unreasonable or unenforceable by a court or agency having valid jurisdiction in an unappealed final decision to which Franchisor is party, Franchisee shall be bound by any lesser covenant subsumed within the terms of such covenant that imposes the maximum duty permitted by law, as if the resulting covenant were separately stated and made a part of the Franchise Agreement.

e. Franchisee acknowledges that violation of the covenants not to compete contained in this Agreement would result in immediate and irreparable injury to Franchisor for which no adequate remedy at law will be available. Accordingly, Franchisee hereby consents to the entry of an injunction prohibiting any conduct by Franchisee in violation of the terms of those covenants not to compete set forth in this Franchise Agreement. Franchisee expressly agrees that it may conclusively be presumed that any violation of the terms of said covenants not to compete was accomplished by and through Franchisee's unlawful utilization of Franchisor's confidential information, know-how, methods and procedures. Further, Franchisee expressly agrees that the existence of any claims he may have against Franchisor, whether or not arising from this Agreement, shall not constitute a defense to the enforcement by Franchisor of the covenants not to compete in this Agreement. Franchisee further agrees to pay all costs and expenses (including reasonable attorneys' fees and experts' fees) incurred by Franchisor in connection with the enforcement of those covenants not to compete set forth in this Agreement.

## 14. TRANSFER; ASSIGNMENT; ACQUISITION; RIGHT OF FIRST REFUSAL

a. Assignment by Franchisor. Franchisor shall have the right to assign this Agreement, and all of its rights and privileges hereunder, to any person, firm, corporation or other entity.

b. Assignment by Franchisee -- General.

i. With respect to Franchisee's obligations hereunder, this Franchise Agreement is personal, and is a personal obligation of Franchisee, being entered into in reliance upon and in consideration of the singular personal skill and qualifications of Franchisee, and the trust and confidence reposed in Franchisee by Franchisor. Therefore, Franchisee may not give away, sell, assign, lease, license, devise, redeem, divide or otherwise transfer, either directly or in any other manner, this Agreement, any of his rights or privileges hereunder, the KIG Franchised Business or any interest therein, or any interest in shares of stock of any kind or nature in the Franchisee's business, or any significant asset of Franchisee's business or the KIG Franchised Business, including without limitation, any accounts, customers or clients (any one or more of the foregoing hereinafter referred to as a "Fundamental Transaction"), without the prior written consent of Franchisor procured in accordance with the terms and conditions set forth in this Section 14 and without first complying with Section 14(d) of this Agreement pertaining to Franchisor's right of first refusal. Franchisee may not purchase or acquire, either directly or in any other manner, any other insurance business, stock, customers, clients, accounts, book of business, or any other assets from any insurance entity or person (hereinafter referred to as an "Acquisition") without the prior written consent of Franchisor procured in accordance with the terms and conditions set forth in this Section 14. Franchisor's consent to any such Fundamental Transaction or Acquisition shall not be unreasonably withheld; provided, however, Franchisor may impose any reasonable conditions precedent to its consent and, in the case of a Fundamental Transaction, Franchisee must comply with Section 14(d) of this Agreement pertaining to Franchisor's first right of refusal. Any actual or attempted Fundamental Transaction or Acquisition made or accomplished in violation of the terms of this Section 14 shall be null, void and of no effect, and shall constitute a material and incurable breach of this Agreement which, unless waived by Franchisor, shall entitle Franchisor to terminate this Agreement unilaterally and immediately upon notice to Franchisee, with no opportunity to cure, and this Agreement shall thereafter be null, void and of no effect (except for those post-termination and post-expiration provisions which by their nature shall survive).

ii. Franchisee agrees to defend at Franchisee's own cost and to indemnify and hold harmless Franchisor, its parent, and the subsidiaries, affiliates, designees, stockholders, directors, officers, employees and agents of either entity, from and against any and all losses, costs, expenses (including attorneys' and experts' fees), court costs, claims, demands, damages, liabilities, however caused (whether or not such losses, costs, expenses, court costs, claims, demands, damages or liabilities are reduced to judgment), resulting directly or indirectly from or pertaining to any statements, representations or warranties that may be given by the Franchisee in connection with any Fundamental Transaction or Acquisition.

c. <u>Assignment by Franchisee – Transfer Upon Death or Incapacity</u>. If an individual Franchisee, one or more partners owning a total of fifty percent (50%) or more of the Franchisee partnership, or one or more stockholders owning a total of fifty percent (50%) or more of the Franchisee corporation, dies or is incapacitated, the heirs or personal representatives may within one hundred eighty (180) days apply to Franchisor for the right to continue to operate the franchise for the duration of the term of the Franchise Agreement, and Franchisor shall grant this right upon fulfillment of all of the conditions regarding transferability of interest. Alternatively, the heirs or personal representatives shall transfer Franchisee's interest in compliance with the provisions of transferability within one hundred eighty (180) days; provided, however, in the event a proper and timely application for the right to continue to operate has been made and rejected, the one hundred eighty (180) day period in which to sell, assign, transfer or convey shall be computed from the date of such rejection.

In the event of the death or incapacity of an individual Franchisee or partner(s) of a Franchisee partnership, or stockholder(s) of a Franchisee corporation as described above, where the provisions of transferability have not been timely fulfilled, all rights licensed to Franchisee will, at Franchisor's option, terminate and Franchisor shall have the option to purchase the KIG Franchised Business based on the appraised value.

d. <u>Right of First Refusal</u>. The right of Franchisee to engage in and consummate a Fundamental Transaction, voluntarily or by operation of law (as provided above), shall be subject to Franchisor's right of first refusal with respect thereto, provided that: (i) Franchisor may substitute cash for any form of payment proposed in such offer which shall not be to the detriment of the franchisee with respect to taxation; and, (ii) Franchisor shall be given not less than sixty (60) days after notifying Franchisee of its election to exercise its right of first refusal to prepare for closing.

Franchisor's said right of first refusal shall be exercised in the following manner:

i. Franchisee shall deliver to Franchisor a true and complete copy of the offer. Franchisee shall also furnish to Franchisor such additional information concerning the proposed transaction as Franchisor shall reasonably request.

ii. Within thirty (30) days after Franchisor's receipt of such notice (or, if it shall request additional information, with thirty (30) days after receipt of such additional information), Franchisor may either consent or withhold its consent to such proposed Fundamental Transaction, in accordance with this Section 14, or at its option, accept the Fundamental Transaction to itself or to its nominee, upon the terms and conditions specified in the notice; provided, however, that Franchisor shall be entitled to all of the customary representations and warranties given by the seller of assets of a business including, without limitation, representations and warranties as to ownership, condition of title to assets, liens and encumbrances on the assets, validity of contracts and agreements, and liabilities of Franchisee affecting the assets, contingent or otherwise.

iii. If Franchisor shall elect not to exercise its said right of first refusal and shall consent to such Fundamental Transaction, Franchisee shall, subject to the provisions of this Section, be free to engage in and consummate said Fundamental Transaction on the terms and conditions specified in said notice. If, however, the terms are changed, such changed terms shall be deemed a new proposal, and Franchisor shall have such right of first refusal with respect thereto.

iv. An election by Franchisor not to exercise its right of first refusal with regard to any offer shall not affect its right of first refusal with regard to any subsequent offer made to Franchisee. Further, Franchisor's failure to exercise its right of first refusal shall not be construed or deemed as approval of the proposed Fundamental Transaction.

e. Subordination of Right of First Refusal. Notwithstanding the provisions of Section 14(d) and Franchisor's first right of refusal, in the event of Franchisee's death, retirement or desire to engage in a Fundamental Transaction, Franchisor hereby subordinates its right of first refusal provided in Section 14(d) of this Agreement to ________________ who shall have the first right of refusal in the event of Franchisee's death, retirement or desire to engage in a Fundamental Transaction. If ________________ fails or elects not to exercise his first right of refusal, the provisions of Section 14(d) of this Agreement shall apply and Franchisor shall have the right of first refusal.

f. No Encumbrance. Franchisee shall not have the right to pledge, encumber, hypothecate or otherwise give any third party a security interest in this Agreement, the franchise conveyed hereunder or the KIG Franchised Business in any manner whatsoever without the prior written permission of Franchisor, which permission may be withheld for any reason whatsoever in Franchisor's sole subjective judgment.

g. If, after complying with the above provisions Franchisee sells its business to a purchaser who does not become a KIG Franchisee, the selling Franchisee must sell to KIG or KIG's designee all accounts written through or in KIG's Specialty Programs at 1.5 times commission based on a 3-year retention, i.e. 50% of the commission for 3 years.

h. If an existing KIG Franchisee purchases another existing KIG Franchise the purchaser shall sign a franchise acceptance form assuming the liabilities, responsibilities and obligations of the purchased Franchise. Further, the fees associated with the purchased Franchise will continue per the terms of the Franchise Agreement for a period of 3 full calendar years, after which period the purchased Franchise will be merged with the purchasing agency for the purpose of fees and identity and thereafter will be considered a consolidated entity.

## 15. RELATIONSHIP OF THE PARTIES

Franchisee understands and agrees that, under this Franchise Agreement, Franchisee is and shall be an independent contractor of Franchisor. No employee of Franchisee shall be deemed to be an employee of Franchisor. Nothing in this Franchise Agreement shall be construed so as to create a partnership, joint venture or agency. Franchisee shall not, without the prior written approval of Franchisor, have any power to obligate Franchisor for any expenses, liabilities or other obligations, other than as is specifically provided for in this Agreement. Franchisor shall not have the power to hire or fire Franchisee's employees and, except as herein expressly provided, Franchisor may not control or have access to Franchisee's funds or the expenditure thereof, or in any other way exercise dominion or control over Franchisee's KIG Franchised Business.

It is expressly understood and agreed that neither Franchisee nor any employee of Franchisee whose compensation or services is paid by Franchisee may, in any way, directly or indirectly, expressly or by implication, be construed to be an employee of Franchisor for any purpose, most particularly with respect to any mandated or other insurance coverage, tax or contributions, or requirements pertaining to withholdings, levied or fixed by any city, state or federal governmental agency.

FRANCHISEE SHALL CONSPICUOUSLY IDENTIFY HIMSELF AND IN ALL DEALINGS WITH HIS CLIENTS, SUPPLIERS, AND OTHERS, AS AN INDEPENDENT FRANCHISEE OF FRANCHISOR, AND SHALL PLACE SUCH NOTICE OF INDEPENDENT OWNERSHIP ON ALL FORMS, BUSINESS CARDS, STATIONERY, ADVERTISING, SIGNS AND OTHER MATERIALS AND IN SUCH FASHION AS FRANCHISOR MAY, IN ITS SOLE AND EXCLUSIVE DISCRETION, SPECIFY AND REQUIRE FROM TIME TO TIME, IN ITS CONFIDENTIAL OPERATING MANUAL (AS SAME MAY BE AMENDED FROM TIME TO TIME) OR OTHERWISE.

EXCEPT AS OTHERWISE EXPRESSLY AUTHORIZED BY THIS AGREEMENT, NEITHER PARTY HERETO WILL MAKE ANY EXPRESS OR IMPLIED AGREEMENTS, WARRANTIES, GUARANTEES OR REPRESENTATIONS OR INCUR ANY DEBT IN THE NAME OF OR ON BEHALF OF THE OTHER PARTY, OR REPRESENT THAT THE RELATIONSHIP BETWEEN FRANCHISOR AND FRANCHISEE IS OTHER THAN THAT OF FRANCHISOR AND FRANCHISEE. FRANCHISOR DOES NOT ASSUME ANY LIABILITY, AND WILL NOT BE DEEMED LIABLE, FOR ANY AGREEMENTS, REPRESENTATIONS, OR WARRANTIES MADE BY FRANCHISEE WHICH ARE NOT EXPRESSLY AUTHORIZED UNDER THIS AGREEMENT, NOR WILL FRANCHISOR BE OBLIGATED FOR ANY DAMAGES TO ANY PERSON OR PROPERTY WHICH DIRECTLY OR INDIRECTLY ARISE FROM OR RELATE TO THE OPERATION OF THE KIG FRANCHISED BUSINESS FRANCHISED HEREBY.

## 16. DEFAULT AND TERMINATION

a. Franchisee shall have 15 calendar days after his receipt from Franchisor of a written notice of termination within which to remedy any default hereunder (or, if the default cannot reasonably be cured within such 15 calendar days, to initiate within that time all available substantial and continuing action to cure the default), and to provide evidence thereof to Franchisor. If any default is not cured within that time (or, if appropriate, substantial and continuing action to cure the default is not initiated within that time), this Agreement shall terminate immediately upon expiration of the 15 day period. Franchisee shall be in default of this Agreement upon the occurrence of any one of the following defaults:

i. Franchisee fails to pay any financial obligation created in this Agreement, and Franchisee fails to cure such nonpayment within 15 days after Franchisor gives written notice to cure.

ii. Franchisee fails to pay any premium billings due and owing under any KIG Insurance Carrier Contract, and Franchisee fails to cure such nonpayment within 15 days after Franchisor or any KIG Insurance Carrier gives written notice to cure.

iii. Franchisee fails to perform or breaches any covenant, obligation, term, condition, warranty, or certification in this Agreement or the Operating Manual and Franchisee fails to cure such non-compliance within 15 days after Franchisor gives Franchisee notice to cure.

iv. Franchisee operates the KIG Franchised Business in a manner contrary to or inconsistent with the Operating Manual, the Proprietary Marks, and/or industry practices and Franchisee fails to cure such deficiency within 15 days after Franchisor gives Franchisee notice to cure.

b. Franchisee shall have immediately breached this Agreement and Franchisor may, at its option, terminate this Agreement and all rights granted hereunder, without affording Franchisee any opportunity to cure the breach, effective immediately upon receipt of written notice of termination by Franchisee upon the occurrence of any of the following defaults:

i. Franchisee fails to commence business within 30 days from the Effective Time.

ii. Franchisee makes, or made, any materially false statement or report to Franchisor in connection with this Agreement.

iii. Franchisee interferes or attempts to interfere with Franchisor's relations with other franchisees, clients, employees, carriers or any third parties.

iv. Franchisee interferes or attempts to interfere with Franchisor's ability or right to franchise or license others to use and employ Franchisor's KIG System or the Proprietary Marks or Franchisee makes any use of the Proprietary Marks not authorized hereunder or in the Operating Manual.

v. Franchisee fails, for a period of 10 days after notification of non- compliance, to comply with any federal, state or local law or regulation applicable to the operation of the KIG Franchised Business.

vi. Franchisee fails, refuses or neglects to obtain Franchisor's prior written approval where consent is required by this Franchise Agreement.

vii. Franchisee violates any provision of the assignment and transfer provisions contained in Section 14 of this Agreement.

viii. Franchisor in the same calendar year sends to Franchisee 2 or more notices to cure defaults or violations of this Agreement, or Franchisor receives 3 or more substantiated and material complaints from actual or potential customers or vendors about Franchisee's conduct as a KIG Franchised Business owner.

ix. Franchisee abandons or ceases to operate the KIG Franchised Business.

x. Franchisee or any person owning an interest in Franchisee are convicted of a felony, a crime of moral turpitude, or any other crime or offense relating to the operation of the KIG Franchised Business or that is likely to have an adverse effect on the KIG System, the Proprietary Marks, the reputation of Franchisor or its franchisees or the goodwill associated therewith or Franchisor's interest therein.

xi. Franchisee engages in conduct which reflects materially and unfavorably upon the operation and reputation of the KIG Franchised Business, the Franchisor or the KIG System.

xii. Franchisee defaults in any other agreement with Franchisor, and the default is not cured in accordance with the terms of such other agreement.

xiii. Franchisee violates or permits a violation of any covenant of confidentiality or non-disclosure contained in Section 12 of this Agreement.

xiv. Franchisee violates or permits a violation of any covenant of noncompetition contained in Section 13 of this Agreement.

xv. Franchisee becomes insolvent, assigns his assets for the benefit of his creditors, or if Franchisee consents to the institution of proceedings to appoint a custodian or receiver of all or part of Franchisee's assets, or if a receiver, trustee or other custodian of all or part of Franchisee's assets is appointed.

xvi. Franchisee fails to meet the Premium Placement Requirement as set forth in Section 7(f) of this Agreement and is not under the Premium Placement Requirement Extension.

xvii. Franchisee is subject to the Premium Placement Requirement Extension as described in Section 7(f) of this Agreement, and fails to meet the Premium Placement Requirement by the end of the extension period.

c. If a different notice or cure period or good cause standard is prescribed by applicable law, it shall apply to a termination of this Agreement.

d. At any time following the first anniversary of the Effective Time, Franchisee may terminate this Agreement without cause by giving Franchisor at least 180 days prior written notice. Otherwise, Franchisee may terminate this Agreement only if Franchisor has committed 2 or more material breaches of its obligations under this Agreement within a calendar year, and Franchisor fails to cure such breach within 60 days after Franchisee provides Franchisor with written notice to cure each such default.

## 17. FURTHER OBLIGATIONS AND RIGHTS OF THE PARTIES UPON TERMINATION OR EXPIRATION

a. Upon the expiration or termination of this Agreement, Franchisee shall immediately:

i. Cease to be a KIG Franchised Business owner and cease to use the Proprietary Marks and the KIG System in any way. If Franchisee is terminated under this Agreement for a default of the Agreement as set forth in Section 17 above, Franchisee shall not be entitled to receive any Individual Profit Sharing Distributions or Individual Bonus Distributions due to Franchisee for the year in which Franchisee is so terminated under this Agreement.

ii. Pay all amounts of any financial obligations owed to Franchisor under the Franchise Agreement plus, in the event of default by Franchisee, all costs and expenses Franchisor incurs as a result of Franchisee's default. All financial obligations owed to Franchisor under this Agreement, including without limitation, all financial obligations as a result of Franchisee's default hereunder shall give rise to and remain, until paid in full, a lien and security interest in favor of Franchisor against any and all of Franchisee's personal property; accounts receivable; commissions and any other monies due to Franchisee; all customer and client lists, including expiration lists; and book of agency business. Franchisor shall also have a right of set off against any and all financial compensation due to Franchisee.

iii. Return to Franchisor all copies of the Operating Manual, Franchisor's trade secrets and confidential materials and all Franchisor's other property. Franchisee shall retain no copy or record of any of the foregoing, except Franchisee's copy of this Agreement, any correspondence between the parties, and any other document which Franchisee reasonably needs for compliance with applicable laws.

iv. Immediately execute any and all agreements necessary to effectuate such termination or expiration in a prompt and timely manner.

v. Continue to abide by those restrictions pertaining to the use of Franchisor's confidential information, trade secrets and know-how, and abide by those restriction pertaining to non-competition set forth in detail in Sections 12 and 13, respectively.

b. The expiration or termination of this Agreement shall be without prejudice to the rights of the Franchisor against Franchisee, and such expiration or termination shall not relieve Franchisee of any of his obligations to Franchisor existing at the time of expiration or termination, or terminate those obligations of Franchisee which by their nature survive the expiration or termination of this Agreement.

## 18. INDEMNIFICATION

Franchisee shall protect, defend, indemnify and hold Franchisor, its affiliates, and their respective partners, directors, officers, employees and stockholders, jointly and severally, harmless from and against all claims, actions, proceedings, damages, costs, expenses and other losses and liabilities, consequently, directly or indirectly incurred (including without limitation attorneys' fees and accountants' fees) as a result of, arising out of, or connected with Franchisee's negligent operation of the KIG Franchised Business, breach of contract or wrongful conduct.

Franchisor shall protect, defend, indemnify and hold Franchisee, its affiliates, and their respective partners, directors, officers, employees and stockholders, jointly and severally, harmless from and against all claims, actions, proceedings, damages, costs, expenses and other losses and liabilities, consequently, directly or indirectly incurred (including without limitation attorneys' fees and accountants' fees) as a result of, arising out of, or connected with Franchisor's negligent operation of the KIG Franchised Business, breach of contract or wrongful conduct.

## 19. WRITTEN APPROVALS; WAIVERS; AND AMENDMENT

a. Whenever this Agreement requires Franchisor's prior approval, Franchisee shall make a timely written request. Unless the Agreement specifies a different time period, Franchisor shall respond with its approval or disapproval within 15 days.

b. Franchisor's failure to exercise any power reserved to it by this Agreement or any customs or practices in which Franchisor engages which vary from the terms of this Agreement shall not constitute a waiver of Franchisor's right to demand Franchisee's exact compliance with any of the terms of this Agreement or the Operating Manual. Franchisor's waiver or approval of any particular default, or Franchisor's acceptance of any payments due under this Agreement shall not be considered a waiver or approval of any preceding or subsequent breach of this Agreement.

c. Franchisor may modify any and all standards and bases for approving or disapproving Franchisee's requests, through changes to the Operating Manual or otherwise, so long as such modifications do not conflict with Franchisee's express rights created by this Agreement. Otherwise, no amendment or variance from this Agreement shall be binding on Franchisor or Franchisee without both parties written agreement.

d. Franchisor may unilaterally modify or amend this Agreement in any manner whatsoever in order to address any changes in federal or state regulatory law, carrier requirements or industry practices.

e. Franchisee, within 30 days of execution of this Agreement, must supply Franchisor with a written plan of perpetuation of Franchisee. Subsequent changes to such plan must be submitted to Franchisor within 30 days such changes are made to such plan.

## 20. ENFORCEMENT

a. Franchisor shall be entitled to obtain, without bond, declarations, temporary and permanent injunctions, and orders of specific performance, to enforce the provisions of this Agreement.

b. The prevailing party in any litigation or arbitration concerning this Agreement shall be entitled to receive from the non-prevailing party all its costs and expenses of obtaining such relief, including, but not limited to, court costs and reasonable attorneys' fees which may be incorporated into the terms of any judgment, order or relief to the prevailing party.

c. If Franchisee prevails in any dispute against Franchisor or any of its partners, stockholders, affiliates, officers, agents, employees or representatives as a result of any dispute arising out of the Franchise Agreement, or the awarding of the KIG Franchised Business, the damages awarded Franchisee shall not exceed the actual amounts Franchisee has paid to Franchisor to acquire and operate the KIG Franchised Business. Franchisee's recovery shall be subject to an offset for income Franchisee has received from operating the KIG Franchised Business.

## 21. NOTICES

All notices required by this Agreement shall be in writing, and shall be mailed by first class mail or certified mail, return receipt requested. Notice to Franchisee shall be addressed to the address listed in the introductory paragraph of this Agreement. Notices to Franchisor shall be addressed to the address listed in the introductory paragraph of this Agreement, Attention: President. Any notice complying with the provisions hereof shall be deemed to be given 2 days after the date such notice is postmarked.

## 22. GOVERNING LAW; WAIVER OF JURY TRIAL; VENUE

This Agreement shall be governed by and interpreted in accordance with the internal laws of the Commonwealth of Pennsylvania, without regard to conflict or choice of law principles. Franchisor and Franchisee consent to the exclusive personal and subject matter jurisdiction and exclusive venue in the Court of Common Pleas in and for Northumberland County, Pennsylvania, or in the Federal District Court for the Middle District of Pennsylvania. **Franchisor and Franchisee hereby waive their right to trial by jury. Any provision of this Section 22 shall be void if the State in which the Franchisee is located has law(s) which render any such provision void.**

## 23. SEVERABILITY; CONSTRUCTION; MERGER AND INTEGRATION

a. Should any part of this Agreement, for any reason, be declared invalid by a court of competent jurisdiction, such decision or determination shall not affect the validity of any remaining portion, and such remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion eliminated; provided, however, that in the case of a declaration of invalidity, the provision declared invalid shall not be invalidated in its entirety, but shall be observed and performed by the parties to the extent such provision is valid and enforceable. The parties hereby agree that any such provision shall be deemed to be altered and amended to the extent necessary to effect such validity and enforceability.

b. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

c. The headings and captions contained herein are for the purposes of convenience and reference only and are not to be construed as a part of this Agreement. All terms and words used herein shall be construed to include the number and gender as the context of this Agreement may require.

d. This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof. Neither party relies upon any prior written or oral representation or agreement, and all such representations and agreements are merged into and have, to the extent intended, become a part of this Agreement. Only the written terms of this Agreement are binding on the parties.

e. Although Franchisor may offer services to Franchisee and other KIG Franchised Business owners now and in the future which are not prescribed by this Agreement, this Agreement gives Franchisee no right to receive such services, and Franchisor shall not be liable to Franchisee for modifying or eliminating them.

## 24. ACKNOWLEDGMENTS

Franchisee acknowledges that:

a. A KIG Franchised Business involves business risks, and that Franchisee's volume, profit, income and success are dependent primarily upon Franchisee's efforts as an independent business operator.

b. No one associated with Franchisor has warranted or guaranteed, expressly or by implication, the potential volume, profit, income, success or potential future opportunities of Franchisee's KIG Franchised Business.

c. Franchisor gave Franchisee a Franchise Offering Circular no later than the earlier of the first personal meeting held to discuss the sale of a Franchise, 10 business days before the execution of this Agreement, or 10 business days before any payment of any consideration by Franchisee. Franchisee has read the Franchise Offering Circular and understands its contents.

d. Franchisor gave Franchisee a copy of this Agreement and all related documents, fully completed, at least 5 business days before Franchisee signed the Agreement.

e. Franchisee has had ample opportunity to consult with its attorneys, accountants and other advisors. Franchisor's attorneys have not advised or represented Franchisee with respect to this Agreement.

f. Franchisor's ability to assist Franchisee in overcoming operational, financial or other problems depends in substantial part upon whether Franchisee makes Franchisor aware of such problems. Franchisee, therefore, agrees to promptly notify Franchisor if Franchisee believes that he is unable to meet his obligations arising from this Agreement, if he is unable to satisfy his expectations or needs relating to the KIG Franchised Business, or if he believes Franchisor is not fulfilling its obligations to Franchisee. Franchisee agrees that Franchisor will under no circumstances be liable to Franchisee for any loss suffered by Franchisee which resulted from a problem or default which Franchisee did not bring to Franchisor's attention promptly after it arose.

## 25. SUBMISSION OF AGREEMENT

The submission of this Agreement does not constitute an offer and this Agreement shall become effective only upon the execution hereof by Franchisor and Franchisee. The date of execution by the Franchisor shall be considered the date of execution of this Agreement and the Effective Time. THIS AGREEMENT SHALL NOT BE BINDING UPON FRANCHISOR UNLESS AND UNTIL IT SHALL HAVE BEEN ACCEPTED AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OR PRESIDENT OF FRANCHISOR.

FRANCHISEE HAS READ ALL OF THE FOREGOING AGREEMENT AND HEREBY ACCEPTS AND AGREES TO EACH AND ALL OF THE PROVISIONS, COVENANTS AND CONDITIONS HEREOF.

FRANCHISEE

*Name of Franchisee*

______________________________
By:
Its:

Date: ______________________________

KEYSTONE INSURERS GROUP, INC.
(d/b/a KEYSTONE INSURERS SERVICES GROUP, INC. IN VIRGINIA)

______________________________
By:
Its:

Date: ______________________________

# FRANCHISE OFFERING CIRCULAR

(8)

KEYSTONE
INSURERS
GROUP


Keystone Insurers Group, Inc.
A Pennsylvania Corporation
(d/b/a Keystone Insurers Services Group, Inc. in Virginia)
1995 Point Township Drive
Northumberland, Pennsylvania 17857-8856
(570) 473-4302
*www.keystoneinsgrp.com*


You will sell insurance products under powers of appointment with certain agency/insurance company agreements we and our affiliates have with insurance companies.

The Initial Franchise Fee ranges from $5,000 to $20,500, depending upon the State in which the KIG Franchised Business is located and whether the lump sum Initial Franchise Fee option or the installment Initial Franchise Fee option, which is available only to Pennsylvania franchisees (whose Initial Franchise Fee is $20,000 if paid in one lump sum), is elected by a franchisee. The estimated initial investment required ranges from $9,130 to $39,085.

Risk Factors

1. THE FRANCHISE AGREEMENT PERMITS THE FRANCHISEE TO SUE ONLY IN PENNSYLVANIA UNLESS YOUR STATE REQUIRES OTHERWISE. OUT OF STATE LITIGATION MAY FORCE YOU TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. IT MAY ALSO COST MORE TO SUE IN PENNSYLVANIA THAN IN YOUR HOME STATE.

2. THE FRANCHISE AGREEMENT STATES THAT PENNSYLVANIA LAW GOVERNS THE AGREEMENT UNLESS YOUR STATE REQUIRES OTHERWISE. THIS LAW MAY NOT PROVIDE THE SAME PROTECTIONS AND BENEFITS AS LOCAL LAW. YOU MAY WANT TO COMPARE THESE LAWS.

3. THERE MAY BE OTHER RISKS CONCERNING THIS FRANCHISE.

Information about comparisons of franchisors is available. Call the state administrators listed in Exhibit D or your public library for sources of information.

Registration of this franchise with a state does not mean that the state recommends it or has verified the information in this Offering Circular. If you learn that anything in this Offering Circular is untrue, contact the Federal Trade Commission and your state agencies.

Effective Date: May 15, 2007

INFORMATION FOR PROSPECTIVE FRANCHISEES
REQUIRED BY THE
FEDERAL TRADE COMMISSION

KEYSTONE INSURERS GROUP, INC.
(d/b/a Keystone Insurers Services Group, Inc. in Virginia)

1995 Point Township Drive
Northumberland, Pennsylvania 17857-8856
(570) 473-4302

TO PROTECT YOU, WE'VE REQUIRED YOUR FRANCHISOR TO GIVE YOU THIS INFORMATION. WE HAVEN'T CHECKED IT, AND DON'T KNOW IF IT'S CORRECT. IT SHOULD HELP YOU MAKE UP YOUR MIND. STUDY IT CAREFULLY. WHILE IT INCLUDES SOME INFORMATION ABOUT YOUR CONTRACT, DON'T RELY ON IT ALONE TO UNDERSTAND YOUR CONTRACT. READ ALL OF YOUR CONTRACT CAREFULLY. BUYING A FRANCHISE IS A COMPLICATED INVESTMENT. TAKE YOUR TIME TO DECIDE. IF POSSIBLE, SHOW YOUR CONTRACT AND THIS INFORMATION TO AN ADVISOR, LIKE A LAWYER OR AN ACCOUNTANT. IF YOU FIND ANYTHING YOU THINK MAY BE WRONG OR ANYTHING IMPORTANT THAT'S BEEN LEFT OUT, YOU SHOULD LET US KNOW ABOUT IT. IT MAY BE AGAINST THE LAW.

THERE MAY ALSO BE LAWS ON FRANCHISING IN YOUR STATE. ASK YOUR STATE AGENCIES ABOUT THEM.

FEDERAL TRADE COMMISSION
WASHINGTON, D.C. 20580

## ITEM 1

## THE FRANCHISOR, ITS PREDECESSORS AND AFFILIATES

Keystone Insurers Group, Inc. (referred to as "KIG" or "we" or "us") is a Pennsylvania corporation incorporated on May 2, 1983. In the Commonwealth of Virginia, we use the name "Keystone Insurers Services Group, Inc." Our principal business address is 1995 Point Township Drive, Northumberland, Pennsylvania 17857-8856. Our telephone number is (570) 473-4302. We do not do business under any other name. KIG's agent for service of process in your state, if any, is disclosed in Exhibit D.

Our affiliates include Keystone Financial & Benefit Resources, LLC (formerly KIG Financial Services, LLC), a Pennsylvania limited liability company (referred to as "KFBR"), Keystone Risk Managers, LLC, a Pennsylvania limited liability company (referred to as "KRM") and Keystone Benefits Services, LLC, a Pennsylvania limited liability company (referred to as "KBS"). The principal business address for KFBR, KRM and KBS is 1995 Point Township Drive, Northumberland, Pennsylvania 17857-8856, (570) 473-4302. Neither KRM, KFBR nor KBS does business under any other name.

KIG also owns 4.69% of the outstanding capital stock of Keystone Capital Investors, LLC ("KCI"), which owns 49% of the outstanding capital stock of Keystone National Insurance Company ("KNIC"), a Pennsylvania licensed and domiciled insurance company. Currently, some of our Pennsylvania franchisees are investors and stockholders in KCI (only KIG franchisees are permitted to be investors in KCI). At present none of these entities provide products or services to our franchisees, except to those franchisees who are shareholders in KCI. Presently neither KCI nor KNIC are offering any shares of their respective capital stock to investors; therefore, unless they offer their shares to investors, you will not have the opportunity to invest in KCI or KNIC. However, it is KCI's and KNIC's intent to expand and follow KIG's footprint across the country.

KIG's shareholders consist of franchisees, principals of franchisees and their affiliated parties and KIG employees. Some of the insurance agency shareholders are also franchisees of KIG.

"You" means the person who buys the franchise. In the remainder of this Offering Circular, whenever we refer to you, we will assume that you have been awarded a franchise. "You" refers to your partners, shareholders and any other persons or entities directly or indirectly awarded a KIG Franchised Business or owning an interest, directly or indirectly, in your KIG Franchised Business.

We negotiate, maintain and administer agency/company agreements ("KIG Insurance Carrier Contracts") with various insurance companies ("KIG Insurance Carriers") which authorize the sale of their insurance products, including personal insurance products, commercial insurance products, financial services products and annuities. Many of the KIG Insurance Carrier Contracts are between us and the respective KIG Insurance Carrier; however, certain of the KIG Insurance Carrier Contracts are between our affiliates, KRM, KFBR or KBS, and the respective KIG Insurance Carrier. We however control our affiliates, KRM, KFBR and KBS. We also negotiate and maintain various supplier contracts for goods and services beneficial to the operation of a KIG Franchised Business and which are available to you. We do not sell insurance products under the KIG Insurance Carrier Contracts. However, KRM, KFBR and KBS may or do (see Item 20). We also create and administer several specialty insurance programs for individuals and business entities which are promoted and sold by our franchisees ("Specialty Programs"). Certain Specialty Programs, described in our Operating Manual, may be available to you and others may not due to the nature and timing of such programs.

We grant franchises to independent insurance agents to operate a KIG Franchised Business. Each KIG Franchised Business operates as a direct sales independent insurance agency with powers of appointment to sell insurance products under certain KIG Insurance Carrier Contracts. We cannot and do not guarantee that you will receive powers of appointment under every KIG Insurance Carrier Contract because each KIG Insurance Carrier has contractually reserved the power of appointment. If we grant you a KIG Franchised Business, we will give you the right to obtain powers of appointment and sell insurance products under certain KIG Insurance Carrier Contracts; we also give you a limited, conditional right to use our trademark and trade name ("Proprietary Marks"); we also give you the right to purchase those goods and services at our discounted prices for which we have negotiated contracts. A KIG Franchised Business must be conducted in accordance with the terms of the Franchise Agreement ("Franchise Agreement"). Our operating system is detailed in our Confidential Operating Manual ("Operating Manual") which we will lend to you for your use throughout the term of your franchise. We may modify the KIG System and the Operating Manual at any time.

Risks are involved in a KIG Franchised Business. We cannot and do not guarantee that you will be granted powers of appointment and the right to sell under every KIG Insurance Carrier Contract. The profit sharing and bonus compensation terms in the KIG Insurance Carrier Contracts are based on the collective performance of you and other KIG franchisees. If other franchisees have a low premium volume, poor loss ratios or otherwise perform poorly, ineffectively or inconsistent with the KIG System, your profit sharing and bonus payments could be lower than average or none at all. Also, you must terminate certain of your agency/insurance company agreements. If your Franchise Agreement is terminated or expires, you may not be able to negotiate and obtain new agency/insurance company agreements.

The market for insurance products is well-established. Our franchise owners and stockholders sell the KIG Insurance Carrier insurance products to individuals and all types of businesses in various industries.

You will compete with other national, regional and local insurance agencies and insurance agents offering and selling insurance products.

Your KIG Franchised Business will be subject to the same laws which apply to businesses generally and laws and regulations, including licensing laws and regulations, pertaining to insurance agents and brokers.

We became a franchisor and began offering franchises in 1999. We have never offered franchises in any other line of business. Neither KRM, KFBR nor KBS offers franchises of any type, nor have they ever offered franchises of any type. A description of the business operations of KRM, KFBR and KBS can be found under Item 8 of this Offering Circular. KRM and KFBR each started their business operations in 2002 and KBS in 2005.

## ITEM 2

## BUSINESS EXPERIENCE

President & Chief Executive Officer: David E. Boedker, Sr.

Mr. Boedker has held various positions in KIG since 1987 and has been the President and Chief Executive Officer ("CEO") of KIG since January 1999. Mr. Boedker is also President and CEO of KRM, KFBR, KBS and KCI, as well as Chairman of KCI's Board of Directors. In addition, Mr. Boedker has been an officer and member of the Board of Directors of Associated Insurance Management, Inc., Danville, PA, since 1986.

Chief Operating Officer, Chief Financial Officer and Treasurer: Michael J. Azar

Mr. Azar has been the Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") of KIG since February 2000 and Treasurer of KIG since 2004. He is also the COO, CFO, Secretary and Treasurer of KCI; as well as a member of KCI's Board of Directors. In addition he has been the Treasurer and a member of the Board of Managers of KFBR since July 2002. From 1987 to 1999, Mr. Azar was the COO and CFO of Bowers, Schumann & Welch, Inc., Bethlehem, PA and Washington, NJ.

Senior Vice President of Marketing and Franchise Relations: Colin R. Buzzard

Mr. Buzzard has been the Senior Vice President of Marketing and Franchise Relations of KIG since January, 2000. From 1999 to 2000, he served as marketing manager of Donegal Insurance Group, Marietta, PA. From 1995 to 1999, he served as the Vice President of Marketing of W.R. Berkley, Erie, PA. From 1973 to 1995, Mr. Buzzard held various marketing and underwriting positions with Aetna Life & Casualty, in Fairfax, VA, Pittsburgh, PA, Hartford, CT, Charlotte, NC, Lubbock, TX, and Wheeling, WV.

Vice President of Property Casualty & Programs: Joseph P. Joyce

Mr. Joyce has been Vice President of Property Casualty & Programs of KIG since February, 2000. In addition, Mr. Joyce has been a member of the Board of Directors of KCI and KNIC since 2004 and is Chairman of the Agency Management Committee of KNIC. From 1999 to 2000, he was Vice President of Commercial Underwriting for W.R. Berkley, Richmond, VA. From 1982 to 1999, Mr. Joyce held various marketing and underwriting positions within Ohio Casualty, Glendale, CA; North Hollywood, CA; Long Beach, CA; and Philadelphia, PA; including Branch Manager of Harrisburg, PA and Agency Operations Manager of PA and CT.

Senior Executive of Corporate Development: George Wynne

Mr. Wynne has been Senior Executive of Corporate Development of KIG since January 2005. From 2003 to 2004, he was Vice Chairman and CEO of W.R. Berkley Corp., Richmond, VA. From 1995 to 2003, he was President & CEO of W.R. Berkley, Richmond, VA. From 1991 to 1994 he was Senior Vice President Agency Division of Erie Insurance Company, Erie, PA. From 1985-1990 he was VP and Branch Manager of Indiana for Erie Insurance, and from 1971 to 1984, he held various positions in claims and sales management with Erie Insurance.

Operations Manager: Lea Ann Hawk

Ms. Hawk has been the Operations Manager of KIG since February 2005. From 2004 to 2005 she was a Sales Producer and Office Manager with the Rennie Rodarmel Agency, Muncy, PA. From 1999 to 2003 she held positions with Citibank Delaware, New Castle, DE; including Customer Service Group Manager and Retail Lockbox Manager. From 1998 to 1999 she was Human Resources Director with Farmers & Mechanics National Bank, Frederick, MD. From 1987 to 1998 she was in a variety of human resources and bank operations management positions with CoreStates of Philadelphia, PA.

State Manager of Pennsylvania: Jacqueline L. Powell

Ms. Powell has been State Manager of Pennsylvania of KIG since July 2004. Prior to that she was Agency Services Manager of KIG since May 2001. From December 2000 to May 2001, she was the Resident Territory Manager – P/L for Penn National Insurance, Pittsburgh, PA. From March 1998 to December 2000, she was the Field Marketing Representative for Donegal Companies, Marietta, PA. From August 1985 to March 1998, she was the Office Manager for Jack L. Bonus Insurance of Zelienople, PA.

State Manager of North Carolina: James Trotter

Mr. Trotter has been the State Manager of North Carolina of KIG since November 2004. From 1982 to October 2004, he held various positions with Travelers Indemnity Company of Charlotte, NC, including: Agency Manager of Personal Lines, Account Analyst, Supervising Underwriter, Senior Personal Lines Underwriter and Personal Lines Underwriter.

State Manager of Virginia: Cheryl Brooks

Ms. Brooks has been the State Manager of Virginia since March 2006. Prior to joining KIG she was VP of Marketing for Landon, Inc./Divers & Associates from March 2001 to March 2006. From April 1988 to March 2001 she held various positions at Divers & Associates, including director of agency services, and assistant to the President & Vice President. From November 1985 to June 1987 she held various positions at Consolidated Health, Inc. From December 1980 to May 1984 she was employed by The State of Virginia Bureau of Insurance.

State Manager of Indiana: Denny Goehler

Mr. Goehler has been the State Manager of Indiana since January 2007. From July 1981 until joining Keystone he has held various positions with Ohio Casualty Group, the most recent being Marketing Manager.

Underwriting Manager of Profit & Growth: Glenn Pletz

Mr. Pletz has been the Underwriting Manager of Profit & Growth of KIG since August 2003. From 2000 to July 2003 he was a Commercial Lines Production Underwriter with Donegal Insurance Company, Marietta, PA. From 1995 to 1999 he was the Commercial Lines Territory Manager with W.R. Berkley, Erie, PA. From 1984 to 1994 he was a commercial lines underwriter and re-underwriter with Erie Insurance Group of Erie, PA.

Loss Research Manager: William R. Plummer

Mr. Plummer had been retired for 3 years when we hired him as Loss Manager in April 2002. From 1964 to 1999, Mr. Plummer served as a claims department manager, supervisor and claims adjuster for General Accident in Camp Hill, Pennsylvania.

Chairman and Director: Michael C. Kilmer

Mr. Kilmer has been a Director of KIG since 1990. Mr. Kilmer has also served as Chairman of the Board of Directors since 1997. He has also been a member of the Boards of Directors of KCI and KNIC since 2004 and Chairman of KNIC since 2004. In addition, he has been on the Board of Managers of KFBR since July 2002. He has also been President of Kilmer Insurance Agency, Inc., Wyalusing, PA, since 1984.

Secretary and Director: Robert E. Naginey

Mr. Naginey has served as Corporate Secretary and a Director of KIG since 1983. Mr. Naginey has also served as President of Pfeiffer-Naginey Insurance Agency, Inc., Northumberland, PA, since 1982.

Director: William C. Jones

Mr. Jones has been a director of KIG since May 2002. He has also served as President of Central Insurers Group, State College and Philipsburg, PA, since 1996.

Director: John M. Duncan, Jr.

Mr. Duncan has served as a Director of KIG since 1997. He has also served as President of Duncan Insurance Agency, Inc., North Huntingdon, PA, since 1997. From 1987 to 1997, Mr. Duncan was Vice President of Duncan Insurance Agency, Inc.

Director: Thomas J. Parkins

Mr. Parkins has served as a Director of KIG since 2003. Mr. Parkins has also been Vice President of Dinnin & Parkins Associates, Oakmont, PA since 1992.

Director: Carl DeYulis

Mr. DeYulis has served as a Director of KIG, since May 2002. Mr. DeYulis also serves as President of Ebensburg Insurance Agency, Inc., Ebensburg, PA, since 1994.

Director: Robert W. Seltzer

Mr. Seltzer has served as a Director of KIG since 1998. Mr. Seltzer has also served as President of Seltzer Insurance Agency, Inc., Orwigsburg, PA, since 1982.

Director: Todd N. Roadman

Mr. Roadman has served as a Director of KIG since 1995. Mr. Roadman has also served as President of Reed, Wertz & Roadman, Bedford, PA, since 1993.

Director: Thomas E. Troutman

Mr. Troutman has served as a Director of KIG since 1992. He has also been a member of the Boards of Directors of KCI and KNIC since 2004. He has also been President of Deibler, Straub & Troutman, Inc., Elizabethville, PA, since 1986.

## ITEM 3

## LITIGATION

No litigation is required to be disclosed in this Offering Circular.

## ITEM 4

## BANKRUPTCY

No person previously identified in Items 1 or 2 of this Offering Circular has been involved as a debtor in proceedings under the U.S. Bankruptcy Code required to be disclosed in this Item.

## ITEM 5

## INITIAL FRANCHISE FEE

Our Initial Franchise Fee is not uniform. Rather, franchisees pay an Initial Franchise Fee based upon the State in which they will be operating their KIG Franchised Business and the length of time we have been selling franchises in that State. In addition, for Pennsylvania franchisees only (whose Initial Franchise Fee is $20,000 if paid in one lump sum), the Initial Franchise Fee is based upon whether a franchisee elects (i) to make one lump sum payment, or (ii) make two installment payments, whereby the first installment payment is due at the time the Franchise Agreement is signed by us and the second installment payment is due on the first anniversary of the date the Franchise Agreement was signed by us.

Franchisees operating in Pennsylvania may elect to pay either (i) a lump sum Initial Franchise Fee of $20,000 payable in one lump sum on the date the Franchise Agreement is signed by us, or (ii) an installment Initial Franchise Fee of $20,500, of which $10,250 is payable on the date the Franchise Agreement is signed by us, and the balance of $10,250 is payable on the first anniversary of the date the Franchise Agreement is signed by us. Any franchisee operating in Pennsylvania electing to pay the installment Initial Franchise Fee, may prepay any part of the balance due but under no circumstances will the balance of the installment Initial Franchise Fee be reduced.

Franchisees operating in Virginia or North Carolina must pay an Initial Franchise Fee of $10,000 payable in one lump sum on the date the Franchise Agreement is signed by us. The installment option is not available to franchisees operating in Virginia or North Carolina.

Franchisees operating in Indiana must pay an Initial Franchise Fee of $7,500 payable in one lump sum on the date the Franchise Agreement is signed by us. The installment option is not available to franchisees operating in Indiana.

Franchisees operating in any State other than Pennsylvania, North Carolina, Virginia or Indiana must pay an Initial Franchise Fee of $5,000 payable in one lump sum on the date the Franchise Agreement is signed by us. The installment option is not available to franchisees operating in any State other than Pennsylvania.

We will refund the entire amount you paid to us if we do not approve you as a franchisee and do not sign the Franchise Agreement. There are no other refunds under any circumstances.

## ITEM 6

## OTHER FEES

Except as otherwise described below, all other fees, payments and charges described in this Item 6 are imposed, collected and payable to us; are uniform to all franchisees acquiring a KIG Franchised Business pursuant to this Offering Circular; are not refundable in whole or in part under any circumstances; and are not collected or imposed by us in whole or in part on behalf of any third party.

| Name of Fee | Amount | Due Date | Remarks |
|---|---|---|---|
| Aggregate Profit Sharing Distribution Fee | 2% of the total profit sharing funds received from each KIG Insurance Carrier (Note 5). (Supplemental compensation or any and all other plans developed now or in the future by carriers to replace or rename profit sharing for the purposes of the Agreement shall be treated as profit sharing.) | Payable annually when each KIG Insurance Carrier pays annual profit sharing funds (Note 5). | We retain this fee from profit sharing funds received from each KIG Insurance Carrier. |
| Profit Improvement Penalty | If you are unprofitable (Note 6) with a carrier regarding profit sharing you shall pay a penalty to KIG as follows:<br><br>Loss Ratio: 55.1%-60% / 60.1%-65% / 65.1%-70% / 70.1%-75% / 75.1%-100% / 100.1% and greater<br>1st year of unprofitability: 5% / 10% / 15% / 20% / 25% / 40%<br>2nd and subsequent year(s) of unprofitability: 10% / 20% / 30% / 40% / 50% / 80% | Payable annually when each KIG Insurance Carrier pays annual profit sharing fees | In the first year, the Profit Improvement Penalty will be collected by KIG and 100% reallocated to profitable franchisees in accordance with Individual Profit Sharing Distribution fees. 50% of all Profit Improvement Penalties collected for the second and subsequent year(s) of unprofitability will be reallocated to profitable franchisees in accordance with Individual Profit Sharing Distribution fees, 50% will be retained by KIG and not reallocated to franchisees. These fees will be used by KIG to advance the objectives of KIG's profit and growth division. The Board of Directors of KIG may in its sole discretion exempt a franchisee or carrier from the profit sharing penalty. |
| Individual Profit Sharing Distribution Fee | Individual Profit Sharing Distribution Fee is based on the franchisee's Adjusted Loss Ratio (Note 7) and/or franchisee's Gross Premium (Note 1). If your Gross Premium is less than or equal to $200,000 the Individual Profit Sharing Distribution Fee is 15% of your Individual Profit Sharing Distribution (Note 8). If your Gross Premium is greater than $200,000 the Individual Profit Sharing Distribution Fee is determined in accordance with the following table:<br><br>**Adjusted Loss Ratio** — **Individual Profit Sharing Distribution Fee**<br><40% — 0%<br>40% - 50% — 2.5%<br>>50% - 60% — 5.0% | Payable annually when each KIG Insurance Carrier pays annual profit sharing funds (Note 5). | We retain this fee from profit sharing funds received from each KIG Insurance Carrier. |

| Name of Fee | Amount | Due Date | Remarks |
|---|---|---|---|
| | >60% 7.5%<br>(Notes 5, 7, 8, 9)<br>Individual Profit Sharing Distribution Fees are applied to your final distribution after application of Profit Improvement Penalties, if any (Note 9). | | |
| Bonus Distribution Fee | 15% of your Individual Bonus Distribution if your premium growth with a KIG Insurance Carrier is in the bottom 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier;<br>10% if your premium growth with a KIG Insurance Carrier is in the middle 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier;<br>5% if your premium growth with a KIG Insurance Carrier is in the top 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier (Notes 10, 12). | Payable when each KIG Insurance Carrier pays bonuses (Note 11). | We retain this fee from bonuses received from each KIG Insurance Carrier. |
| Financial Services Commission | An amount equal to 15% of your gross commission earned on all premiums placed with each KIG Insurance Carrier on the sale of financial services products (Note 13). | If any part is being paid from your commissions, within 20 days from the date received by you. | We are paid this fee from either carrier overrides, your gross commissions or a combination of both. |
| Annuities Fee | 15% of your production bonuses (excluding commissions) earned on the sale of annuities. | Payable when each KIG Insurance Carrier pays your annuity bonus. | We retain this fee from the annuity bonus received from each KIG Insurance Carrier. |
| Insurance Costs | $4,130 - $18,585 (Notes 14, 15). | Prior to commencing the KIG Franchised Business and at all times during thereafter. | Errors and omissions coverage. Employee dishonesty coverage (Notes 14, 15). Payable to insurance company. |
| Accounting Costs (Note 16) | As arranged | As agreed. | Section 7(i) of the Franchise Agreement requires you to submit to us by March 31 of each year a statement of your profit and loss for the most recent fiscal year and your balance sheet as of the most recent fiscal year end prepared in accordance with generally accepted accounting principles and compiled by a certified |

| Name of Fee | Amount | Due Date | Remarks |
| --- | --- | --- | --- |
| | | | public accountant. KIG has negotiated a discount of 10% for all KIG franchisees who elect to use the services of Raymond E. Cebular, CPA, Olyphant, PA. Mr. Cebular is the auditor for KIG. |
| Advertising (Note 17) | As determined by us or as determined by vendor. | As agreed with us or with vendor. | You are not required to advertise but if you do, you may only advertise as prescribed in our Operating Manual. |
| Training (Note 18) | As determined by us (Note 19). | As agreed with us. | |
| Indemnification of Franchisor | As incurred. | Upon demand. | Section 14(b) (ii) and Section 18 of the Franchise Agreement require you to defend us at your own cost and indemnify and hold us harmless for certain losses and expenses, including our reasonable attorneys' fees. |
| Keystone Risk Managers, LLC Fee | As negotiated with, and payable to, Keystone Risk Managers, LLC. | As agreed. | You are not required to use the services of our affiliate Keystone Risk Managers, LLC. See Item 8 of this Offering Circular for a description of Keystone Risk Managers, LLC services. |
| Keystone Financial & Benefit Resources, LLC Fee | As negotiated with, and payable to, Keystone Financial & Benefit Resources, LLC. | As agreed. | You are not required to use the services of our affiliate Keystone Financial & Benefit Resources, LLC, but if you use us to recruit a person for you, you will be required to sign a separate contract. See Item 8 of this Offering Circular for a description of Keystone Financial & Benefit Resources, LLC services. |

| Name of Fee | Amount | Due Date | Remarks |
|---|---|---|---|
| Keystone Benefits Services, LLC Fee | As negotiated with, and payable to, Keystone Benefits Services, LLC. | As agreed. | You are not required to use the services of our affiliate Keystone Benefits Services, LLC. See Item 8 of this Offering Circular for a description of Keystone Benefits Services, LLC services. |

NOTES

(1) "Gross Premium" means your aggregate annual gross written property and casualty premiums written during the immediately preceding calendar year.

(2) Gross written premium is defined as any property and casualty premiums placed by you for any lines of insurance, either directly or indirectly through wholesalers or others through which business is brokered, and received by or due to an insurer without deduction of the costs of any reinsurance or any adjustment for the fact that some of the income has to be reserved for unexpired risks.

(3) KRM and KIG Specialty Program volume count toward meeting your 80%/90% premium requirement, but are excluded from your Monthly Service Fee calculation.

(4) KIG is planning to offer to sell common stock to current KIG shareholders and to current franchisees and certain affiliated parties (who currently are not KIG shareholders) and to KIG employees. In addition, all current KIG shareholders are franchisees. Current KIG shareholders that are franchisees and have accepted the revised September 30, 2005 franchise agreement will have four (4) years to reach the current Monthly Service Fee level in accordance with the following schedule:

| Period | % of Monthly Service Fee Due |
|---|---|
| May 1, 2006 to April 31, 2007 | 25% |
| May 1, 2007 to April 31, 2008 | 50% |
| May 1, 2008 to April 31, 2009 | 75% |
| May 1, 2009 to April 31, 2010 and all years thereafter | 100% |

Current franchisees (who are not KIG shareholders) who buy KIG stock and who accept the revised May 15, 2007 Franchise Agreement have four (4) years to reach their annually calculated Monthly Service Fee level in accordance with the schedule below; however, it shall apply only to their increase or decrease in Monthly Service Fee, not to any existing Monthly Service Fee:

| Period | % of Monthly Service Fee Due |
|---|---|
| May 1, 2008 to April 31, 2009 | 25% |
| May 1, 2009 to April 31, 2010 | 50% |
| May 1, 2010 to April 31, 2011 | 75% |
| May 1, 2011 to April 31, 2012 | 100% |

(5) Profit sharing funds is defined as any monetary distribution primarily based on premium size, losses and/or loss ratios and any other factors. The amount and payment terms of profit sharing funds is described in each respective KIG Insurance Carrier Contract, and vary from carrier to carrier. Under the KIG Insurance Carrier Contracts, however, most profit sharing funds are paid by the KIG Insurance Carriers on an annual basis. Supplemental compensation or any and all other plans developed now or in the future to replace or rename profit sharing funds for the purposes of the Agreement shall be treated as profit sharing funds.

(6) Unprofitability for penalty purposes means an adjusted loss ratio that exceeds 55%.

(7) "Adjusted Loss Ratio" means your loss ratio following adjustment for the respective KIG Insurance Carrier's stop loss provision, if applicable.

(8) Your Individual Profit Sharing Distribution is determined using the formula in Section 10(a) of the Franchise Agreement.

(9) Individual Profit Sharing Distribution Fees will be calculated after application of credits or debits for Adjusted Loss Ratio penalties imposed under the Profit Improvement Plan.

(10) All franchisees will be ranked based on their previous calendar year's (or any other time period determined by the carrier) premium growth with each KIG Insurance Carrier. The Bonus Distribution Fee due KIG will then be determined based on which one-third (1/3) the franchisee falls into. The Bonus Distribution Fee will only apply to franchisees who direct premiums to a KIG Insurance Carrier who offers a growth bonus. Any bonus not based on premium growth is subject to a flat 15% fee.

(11) Bonuses are defined as any monetary distribution, including without limitation excess commission, which is primarily based on premium size and any other factors. The amount and payment terms of bonuses are described in each respective KIG Insurance Carrier Contract, and vary from carrier to carrier and possibly from year to year.

(12) Your Individual Bonus Distribution is determined using the formula in Section 10(b) of the Franchise Agreement.

(13) Financial services insurance products are described in the Operating Manual.

(14) At your own expense and prior to commencing the KIG Franchised Business, you must obtain and maintain in full force and effect throughout the term of the Franchise Agreement from an insurance company with a Best's A rating or better: (i) errors and omissions insurance coverage with a minimum per occurrence limit of $5,000,000 and name us as an additional insured and (ii) employee dishonesty insurance coverage with a minimum per occurrence limit of $100,000.

(15) We estimate that a typical property and casualty insurance agency with annual gross written premium of between $4.4 Million and $8.8 Million would pay between $3,880 and $17,585 for the errors and omissions insurance coverage and between $250 and $1000 for the employee dishonesty insurance coverage. The range of errors and omissions insurance coverage is so broad because of the worsening market for such coverage in terms of price and availability.

(16) You make arrangements with, and payments to, the certified public accountant or accounting firm of your choice.

(17) We have no advertising cooperative.

(18) We have no formal training program, but reserve the right to do so. We may periodically offer training specific to an insurance product. We may periodically hold meetings of all franchisees, some of which may be mandatory.

(19) Your cost of any training program or meeting is your pro rata share of the costs incurred by us to organize and conduct such meeting as determined by us and all travel, meals and lodging costs.

ITEM 7

INITIAL INVESTMENT

| Type of Expenditures | Amount or Estimated Range Low to High | Method of Payment | When Due | To Whom Payment is Made |
|---|---|---|---|---|
| Initial Franchise Fee (Notes 1, 2) | Franchisees operating in Pennsylvania $20,000. | Lump Sum | When we sign the Franchise Agreement | Us |
| | Franchisees operating in Pennsylvania $20,500. | Installment Payment of ½ of Installment Initial Franchise Fee | When we sign the Franchise Agreement | Us |
| | Franchisees operating in North Carolina or Virginia $10,000. | Lump Sum | When we sign the Franchise Agreement | Us |
| | Franchisees operating in Indiana $7,500. | Lump Sum | When we sign the Franchise Agreement | Us |
| | Franchisees operating in any State other than Pennsylvania, North Carolina, Virginia or Indiana $5,000. | Lump Sum | When we sign the Franchise Agreement | Us |
| Errors and Omission Insurance (Note 3) | $3,880 to $17,585 | As Arranged | Prior to commencing the KIG Franchised Business | Third Party - insurance company with a Best's A rating or better |
| Employee Dishonesty Insurance (Note 4) | $250 to $1,000 | As Arranged | Prior to commencing the KIG Franchised Business | Third Party - insurance company with a Best's A rating or better |
| Real Estate/Rent (Note 5) | Note 5 | As Arranged | As Arranged | Third Party |
| Equipment, fixtures other fixed assets (Note 5) | Note 5 | As Arranged | As Arranged | Third Party |
| Security deposits, utility deposits, business licenses (Note 5) | Note 5 | As Arranged | As Arranged | Third Party |
| Additional Funds - 3 months (Note 6) | Note 6 | As Arranged | As Arranged | Third Party |
| Total | $9,130 to $39,085 | | | |

NOTES

(1) Franchisees operating in Pennsylvania may elect to pay either (i) a lump sum Initial Franchise Fee of $20,000 payable in one lump sum on the date the Franchise Agreement is signed by us, or (ii) an installment Initial Franchise Fee of $20,500, of which $10,250 is payable on the date the Franchise Agreement is signed by us, and the balance of $10,250 is payable on the first anniversary of the date the Franchise Agreement is signed by us.

Franchisees operating in North Carolina or Virginia must pay an Initial Franchise Fee of $10,000 payable in one lump sum on the date the Franchise Agreement is signed by us. The installment option is not available to franchisees operating in North Carolina or Virginia.

Franchisees operating in Indiana must pay an Initial Franchise Fee of $7,500 payable in one lump sum on the date the Franchise Agreement is signed by us. The installment option is not available to franchisees operating in Indiana.

Franchisees operating in any State other than Pennsylvania, North Carolina, Virginia or Indiana must pay an Initial Franchise Fee of $5,000 payable in one lump sum on the date the Franchise Agreement is signed by us. The installment option is not available to franchisees operating in any State other than Pennsylvania. See Item 10 for terms and conditions of the installment Initial Franchise Fee option.

(2) See Item 5 for the conditions when the Initial Franchise Fee is refundable.

(3) You are required, at your own expense, and prior to commencing the KIG Franchised Business, to obtain, and maintain in full force and effect throughout the term of the Franchise Agreement from an insurance company with a Best's A rating or better, errors and omissions insurance coverage with a minimum per occurrence limit of $5,000,000 and name us as an additional insured. We estimate that a typical property and casualty insurance agency with annual gross written premiums of between $4.4 Million and $8.8 Million would pay between $3,880 and $17,585 for the errors and omissions insurance. The range for errors and omissions insurance coverage is so broad because of the worsening market for such coverage in terms of price and availability. Some of the factors considered in formulating this amount are as follows: agency has been in business for at least 3 years, it has had 3 to 5 years continuous coverage, it has been claims free for the last 3 years, it has attended a loss control seminar (or will attend within 60 days of policy inception), its brokered business is less than 20% of its total business, it is primarily a property and casualty agency, and it is not writing any hazardous 33 (e.g. pollution liability).

(4) You are required, at your own expense, and prior to commencing the KIG Franchised Business, to obtain, and maintain in full force and effect throughout the term of the Franchise Agreement from an insurance carrier with a Best's A rating or better, employee dishonesty (fidelity) insurance coverage with a per occurrence limit of $100,000. We estimate that for a typical property and casualty insurance agency with annual gross written premiums of $8,000,000 would pay between $250 and $1000 for the employee dishonesty coverage. The same factors as used in note 3 above were used in formulating this amount.

(5) Because you are a licensed insurance agency independently owned and operating and conducting an insurance agency business, your costs and expenses for real estate/rent; equipment, fixtures and other fixed assets; security deposits, utility deposits and business licenses have already been incurred and have been already determined by you and/or third parties. We do not have any requirements or policies regarding these items which would require you to incur, other than what you are already incurring, any pre-opening or opening costs and expenses involving these items.

(6) Any additional funds incurred by you for pre-opening or opening expenditures during the "initial phase" is at your sole discretion. The "initial phase" is defined as 3 months. We do not anticipate that any additional funds need expended during the "initial phase."

## ITEM 8

## RESTRICTION ON SOURCES OF PRODUCTS AND SERVICES

Except as noted below, you will not be required by the Franchise Agreement or otherwise to purchase or lease from us or our designee any real estate, services, supplies, products, fixtures, equipment, inventory, or other goods relating to the operation of the KIG Franchised Business.

KIG Insurance Carrier Contracts

At the time of commencing the operation of your KIG Franchised Business, you are required to resign and terminate those agency/company agreements you have with insurance companies that are also a KIG Insurance Carrier; you may retain those agency/company agreements you have with insurance companies that are not a KIG Insurance Carrier. Many of the KIG Insurance Carrier Contracts are between us and the respective KIG Insurance Carrier; however, certain of the KIG Insurance Carrier Contracts are between either of our affiliates, KRM, KFBR or KBS, and the respective KIG Insurance Carrier.

You are required to place a certain amount of your gross written premiums with the KIG Insurance Carriers selling their insurance products as a licensee under the KIG Insurance Carrier Contracts and have the choice between two options (either option is referred to as the "Premium Placement Requirement" throughout this Offering Circular). The first option requires you to place, and maintain at all times, at least 80% of your gross written premiums with the KIG Insurance Carriers through the KIG Insurance Carrier Contracts. This requirement must be achieved by the end of the sixth full calendar year following the date we sign the Franchise Agreement. The second option requires you to place, and maintain at all times, at least 90% of your gross written premiums, less your gross written premiums attributable to one non-KIG Insurance Carrier of your selection (hereinafter referred to as the "Excluded Carrier"), with the KIG Insurance Carriers through the KIG Insurance Carrier Contracts. This requirement must be achieved by the end of the sixth full calendar year following the date we sign the Franchise Agreement. If you chose option 2 and the Excluded Carrier becomes a KIG Insurance Carrier at any time, you have the choice of either (i) selecting a different non-KIG Insurance Carrier to be the Excluded Carrier and to have the premiums attributable thereto to be excluded from your gross written premiums, or (ii) reverting to the first Premium Placement Requirement option described above. Under either Premium Placement Requirement option, if, at the Effective Time of your Franchise Agreement, your largest agency contract is with an insurance carrier that is not a KIG Insurance Carrier (other than the Excluded Carrier under the second option) and that carrier represents 30% or more of your premium volume, or if more than 50% of your premium volume is with insurance carriers (other than the Excluded Carrier under the second option) that are not KIG Insurance Carriers, the period in which to achieve the Premium Placement Requirement will be extended to the end of the eighth full calendar year following the Effective Time of your Franchise Agreement (the "Premium Placement Requirement Extension"). See Item 6 of this Offering Circular for a description of your monthly service fees. Gross Premium placed in KIG Specialty Programs or with KRM count toward achieving the 80% or 90% thresholds set forth above but is excluded from the monthly service fee calculation. You must comply with the terms and conditions, including underwriting requirements, in the sale of the insurance products of each KIG Insurance Carrier Contract with which you have powers of appointment. We do not and cannot guarantee that you will receive powers of appointment under every KIG Insurance Carrier Contract. For purposes of calculating gross written premiums needed to meet the Premium Placement Requirement, only property and casualty premiums shall be included and all other premiums shall be excluded.

**REGARDLESS OF THE PREMIUM PAYMENT REQUIREMENT OPTION YOU CHOOSE, WE EXPECT ALL FRANCHISEES TO PLACE THE BEST INTERESTS OF THEIR CLIENTS FIRST AND TO COMPLY FULLY WITH ALL REGULATIONS AND REQUIREMENTS OF ALL APPLICABLE REGULATORY AGENCIES INCLUDING ALL APPLICABLE DISCLOSURE REQUIREMENTS.**

We negotiate, maintain and administer the KIG Insurance Carrier Contracts and either we or our affiliates, KRM, KFBR or KBS, are the agent identified in these agent/company agreements. You receive powers of appointment under certain of the KIG Insurance Carrier Contracts. We choose the KIG Insurance Carriers in our sole discretion. We evaluate the KIG Insurance Carriers based on a variety of factors. A senior officer of the Company must approve them as a KIG Insurance Carrier and authorize the execution of an agency/company agreement. Any modifications to these KIG Insurance Carrier Contracts must be approved by a senior officer of the Company. The criteria we use to evaluate the KIG Insurance Carriers is not available to you.

Subject to the Premium Placement Requirement described above, you may place your insurance business and premiums with any other insurance companies and sell their insurance products without any restrictions imposed by us or our approval, except that if any such insurance carrier shall become a KIG Insurance Carrier in the future with which we, or our affiliates, KRM, KFBR and KBS, have a KIG Insurance Carrier Contract, you must resign and terminate any agency/company agreement with such insurance carrier and operate under the KIG Insurance Carrier Contract.

We derive revenue from licensing and monthly service fees, profit sharing and bonuses earned on the sale of insurance products of the KIG Insurance Carriers sold by you and other franchisees. However, most of the revenues from profit sharing and bonuses are paid, and passed on, to you either directly or on a pro rata basis, except that we retain 2% of all profit sharing and we generate revenue from those fees described in Item 6 and charged by us. We also attempt to derive revenue from KIG Insurance Carriers who pay KIG a service reimbursement fee generally of .5% of Gross Premium with those Carriers. In some cases the service reimbursement fee is dependent upon meeting profit and other performance targets. We may also generate revenue in the form of non-monetary compensation by the KIG Insurance Carriers which we keep. Provided, that any non-monetary distribution earned solely by the efforts of one franchisee will be distributed to such franchisee. Whether any non-monetary compensation is distributed by a KIG Insurance Carrier is in the sole discretion of such KIG Insurance Carrier. We also may receive distributions from the KIG Insurance Carriers to be used solely on advertising by us. We retain all of these distributions and determine, in our sole discretion, how to use them on advertising. We also retain 50% of all Profit Improvement Penalties from the second subsequent year of unprofitability and beyond to be used to further the objectives of our profit and growth division. For the year ended December 31, 2006, our total dollar revenue was $4,932,519. This amount does not reflect revenue for profit sharing, commission or reimbursed expenses from KIG franchisees as these revenues are in and out items received by us and disbursed upon receipt. Lastly, some KIG Insurance Carriers offer additional incentives to KIG to meet other performance objectives. Our revenue from franchise operations was $1,458,546, or 30% of our total revenue for the year ended December 31, 2006. This information is derived from our most recent audited financial statements, Exhibit A.

Insurance

You must procure and maintain in full force throughout the term of the Franchise Agreement the insurances described in Item 7, note 3 and 4 of this Offering Circular, and in our Operating Manual only from an insurance carrier with a Best's A rating or better. We will derive no revenue or other material benefit from your purchase of these insurances.

Financial Statements

You are required to submit to us by March 31 of each year a statement of your profit and loss for your most recent fiscal year end and a balance sheet as of the end of your most recent fiscal year prepared in accordance with generally accepted accounting principles and compiled by a certified public accountant. You may hire and use any certified public accountant of your choice. We will derive no revenue or other material benefit from your purchase of these required financial statements. As a convenience to you, we have negotiated a 10% discount for franchisees who use Raymond E. Cebular, CPA, Olyphant, PA as their CPA. Mr. Cebular is Keystone Insurers Group, Inc.'s auditor and you are under no obligation to use his services.

Advertising

At this time, franchisees do not purchase advertising and related materials from us. Any such advertising and related materials purchased from others must be approved by us in advance and meet the standards established from time to time by us. If you use any such advertising or related materials, you must submit a written request for approval. We will notify you within 30 days of our approval or disapproval. We may revoke our approval of your use of any advertising or related materials when and if they are changed or modified in any way without our prior approval.

KIG Affiliates

Keystone Financial & Benefit Resources, LLC ("KFBR"), an affiliate of KIG, is owned 90% by KIG and 10% by Duncan Financial Group ("DFG") of Irwin, PA. DFG is a franchisee and stockholder of KIG and provides resources and assistance to KIG franchisees on complex financial services opportunities. KFBR has negotiated in some circumstances enhanced coverage discounts and/or underwriting relaxation for KIG franchisees for group life, DI and LTD products. You may take advantage of these products, but are under no obligation to do so. You may purchase group financial services products for yourself from any other provider without any restrictions imposed by us or our approval.

KFBR may also provide and/or facilitate joint sales and assistance in the marketing of financial services products to KIG's franchisees. You are under no obligation to use the services of KFBR. You may sell financial services products without the assistance of KFBR and without any restrictions imposed by us or our approval. However, KFBR's services are available to you should you desire to use them. KFBR will provide and/or facilitate joint sales and the marketing assistance of financial services products to you upon terms and conditions negotiated solely between you and KFBR. For the year ended December 31, 2006, KFBR earned $182,760 from the sale of products and services to franchisees as described above. This information is derived from the internal financial statements prepared by KFBR.

KFBR may also provide to franchisees assistance in the recruiting, training, management and employment of financial services sales personnel/producers. You are under no obligation to use such KFBR services. KFBR offers such services at no cost to you. In addition, KFBR will attempt to facilitate your efforts to obtain financing/up-front money from financial services carriers on terms and conditions negotiated between you and the carrier. In most cases, you will be required to guarantee the repayment of such financing/up-front money. KFBR derives no revenue from franchisees from the financing activity of producers. If we recruit a producer for you, you will sign a separate contract governing that aspect of the relationship.

Keystone Risk Managers, LLC ("KRM"), a wholly-owned subsidiary of KIG, provides property/casualty products and risk management services to large commercial clients internationally. KRM provides such services on behalf of itself and KIG franchisees. You are under no obligation to use the services of KRM. You may obtain similar services from any other provider without any restrictions imposed by us or our approval. You may engage the services of KRM upon terms and conditions negotiated solely between you and KRM. For the year ended December 31, 2006, KRM earned $145,505 from the provision of these services to franchisees. This information is derived from the internal financial statements prepared by KRM.

Keystone Benefits Services, LLC ("KBS"), an affiliate of KIG, is owned 95% by Keystone Financial & Benefit Resources and 5% by Emerson, Reid & Company. Emerson, Reid & Company is a subsidiary of USI Holdings Corporation, a publicly traded insurance and financial services company located in New York City. KBS was formed in 2005 to enhance our franchisees' abilities to market individual and group medical benefits products to their clients. While currently only operating in Pennsylvania it is the plan of KBS to provide franchisees in all states access to a wide range of medical and benefits products. In addition, KBS will attempt to attract, negotiate, maintain and administer agreements with individual and group medical insurance carriers that are unique to KBS and that are not available through Keystone or its other subsidiaries.

Our franchisees are under no obligation to use KBS's services and may acquire individual or group medical benefits products for their clients through other avenues.

In Pennsylvania (the only state in which KBS currently operates) KBS derives revenues from expense reimbursement fees, profit sharing and bonuses KBS negotiates with the insurance carriers with whom it has contracts. These fees are based upon the aggregate production generated by our franchisees and upon KBS meeting or exceeding certain performance standards set by the insurance carrier.

Other

Other standards imposed on you in the operation of your KIG Franchised Business include, or may include, standards for premium billings, loss ratio performance, financial soundness, customer service, general business practices, and other restrictions and standards imposed by the KIG Insurance Carriers. Our standards are conveyed in our Operating Manual. We may formulate and modify standards imposed on you when we determine that the need for additional standards, and modifications to current standards, exists. All standards are formulated or modified based on, first, the recommendation of KIG's officers and, second, the approval of our board of directors.

The estimated proportion of all required purchases by you to all other purchases by you in establishing and operating the KIG Franchised Business is 0% to 2%. With respect to insurance sales in the operation of your KIG Franchised Business, you are required to place with the KIG Insurance Carriers that amount of your gross written premiums (either 80% or 90%) to achieve the Premium Placement Requirement. We have no purchasing or distribution cooperatives.

We negotiate agreements with suppliers, including price terms, for goods and services that are incidental to the insurance agency business. You may, but are not required to, purchase any such goods or services. Depending on the arrangements, we may derive revenue from your purchase of any such goods or services. You will not receive any material benefit beyond those related to each transaction based on your use of designated sources.

## ITEM 9

## FRANCHISEE'S OBLIGATIONS

THIS TABLE LISTS YOUR PRINCIPAL OBLIGATIONS UNDER THE FRANCHISE AND OTHER AGREEMENTS. IT WILL HELP YOU FIND MORE DETAILED INFORMATION ABOUT YOUR OBLIGATIONS IN THESE AGREEMENTS AND IN OTHER ITEMS OF THIS OFFERING CIRCULAR.

| Obligation | Section in Franchise Agreement | Item in Offering Circular |
|---|---|---|
| a. Site selection and acquisition/lease | 1 | 7; 11 |
| b. Pre-Opening purchase/leases | 3; 7l | 7; 8 |
| c. Site development and other pre-opening requirements | 7b; 7e; 7l | 6; 7 |
| d. Initial and ongoing training | 6h; 7n | 11 |
| e. Opening | 7b | 11 |
| f. Fees | 3; 11 | 5; 6 |
| g. Compliance with standards and policies/operating manual | 1; 4b; 4c; 4d; 5a; 5c; 7 | 8; 11; 16 |
| h. Trademarks and proprietary information | 5; 12 Confidentiality Agreement-Section 2 | 13; 14 |
| i. Restrictions on services/products offered | 7e; 7f; 7i; 7j; 7k; 7l; 7m | 8; 16 |

| Obligation | Section in Franchise Agreement | Item in Offering Circular |
|---|---|---|
| j. Warranty and customer service requirements | 7 | 16 |
| k. Territorial development and sales quotas | 1; 13 | 12 |
| l. Ongoing product/services purchases | 7f; 7i; 71 | 8 |
| m. Maintenance, appearance and remodeling requirements | None | None |
| n. Insurance | 71 | 6; 7; 8 |
| o. Advertising | 6i; 7m | 6; 11 |
| p. Indemnification | 14(b)(ii); 18 | 6 |
| q. Owner's participation/management/ staffing | 7d | 15 |
| r. Records/reports | 7i | 6; 8 |
| s. Inspections and audits | 7h; 7i; 7j | NA |
| t. Transfer | 14 | 17 |
| u. Renewal | 2b | 17 |
| v. Post-termination obligations | 17 | 17 |
| w. Non-competition covenants | 13 | 17 |
| x. Dispute resolution | 13d; 13e; 20; 22; 23 | 17 |

## ITEM 10

## FINANCING

If you are a Pennsylvania franchisee, when you sign the Franchise Agreement, you may elect to pay either a lump sum Initial Franchise Fee or an installment Initial Franchise Fee. *The installment option is not available to franchisees in any States other than Pennsylvania.* If you elect the installment Initial Franchise Fee option, one half of the installment Initial Franchise Fee is payable on the date the Franchise Agreement is signed by us and the balance of the installment Initial Franchise Fee is payable one year following the date the Franchise Agreement is signed by us. The balance of the installment Initial Franchise Fee is due in one payment on the due date. No separate promissory note is signed by you; the Franchise Agreement is evidence of your indebtedness to us. You may prepay any part of the balance, but the balance will not be reduced under any circumstances. No interest is charged on the balance of the installment Initial Franchise Fee. Except for you, no other person personally guarantees the payment of the balance. If you default in the payment of the full amount when due and the default remains uncured for a period of 15 days or more following your receipt of written notice from us, we would have the right to terminate the Franchise Agreement. If we elect to terminate the Franchise Agreement, the balance of the installment Initial Franchise Fee and all amounts you owe us under the Franchise Agreement would become immediately due and payable and these financial obligations would give rise to and remain, until paid in full, a lien and security interest in favor of us against all of your personal property; accounts receivable; commissions and any other monies due to you; all customer and client lists, including expiration lists; and book of agency business. We would also recover our costs of collection and all costs and expenses incurred by us as a result of your default including attorneys' fees, accountants' fees and court costs.

We do not offer any financing that requires you to waive notice, confess judgment or waive a defense against us. We do not sell, assign or discount to a third party any part of the financing arrangement and have no plans to do so.

We do not arrange financing from other sources. We do not receive direct or indirect payments for the placement of any financing. We do not guarantee your obligations to third parties.

## ITEM 11

## FRANCHISOR'S OBLIGATIONS

Except as listed below, we need not provide any assistance to you.

Pre-Opening Assistance

Under the terms of the Franchise Agreement, we must perform the activities listed below prior to or upon commencement of operations of the KIG Franchised Business.

Before you begin or upon commencing operation of your KIG Franchised Business, we will:

a) provide to you one copy of the Operating Manual (Franchise Agreement - Section 6(a));
b) determine those insurance carriers with which you hold agent/company agreements that are also KIG Insurance Carriers (Franchise Agreement - Section 6(b)(i));
c) provide you copies of the terms and conditions of the KIG Insurance Carrier Contracts, including compensation arrangements, and provide you with copies thereof (Franchise Agreement - Section 6(b)(ii));
d) determine that amount of your current gross written premium necessary to meet your Premium Placement Requirement and assist you in establishing a time table for such transfer (Franchise Agreement - Section 6(b)(iii));
e) facilitate the transfer of your insurance business to certain KIG Insurance Carrier Contracts (Franchise Agreement - Section 6(b)(iv));
f) use our best efforts to obtain powers of representation for you with those KIG Insurance Carriers chosen by you, but we cannot and do not guarantee that powers of representation with every KIG Insurance Carrier will be available in all cases to you (Franchise Agreement - Section 6(d)).

Ongoing Assistance

Under the terms of the Franchise Agreement, we are obliged to perform the activities and services listed below.

We may periodically hold and conduct meetings. Some of these meetings may be mandatory such that your attendance is mandatory, and some of these meetings may be voluntary such that your attendance is voluntary. The duration and location of, and agenda for, any such meeting will be determined by us in our sole discretion. You are required to pay your pro rata share of the costs incurred by us to organize and conduct any such meeting and all expenses incurred in connection with your travel, meals and lodging (Franchise Agreement - Section 6(h)).

We must, at all times during the term of the Franchise Agreement, negotiate, administer and endeavor to maintain, the KIG Insurance Carrier Contracts (Franchise Agreement - Section 6(c)).

We will notify you of new KIG Insurance Carriers and will assist you, if you desire, in acquiring powers of representation and transferring insurance business among the KIG Insurance Carriers (Franchise Agreement - Section 6 (e)). We must, at all times during the term of the Franchise Agreement, assist you in obtaining those goods and services of your choice at our discounted prices (Franchise Agreement - Section 6 (e)).

We will collect from each KIG Insurance Carrier all amounts due and owing for profit sharing and bonuses and distribute to you all amounts therefrom due and owing to you (Franchise Agreement - Section 6(f)). In the event any commissions due to you are distributed by a KIG Insurance Carrier to us, we will distribute it to you promptly (Franchise Agreement - Section 6(f)).

We will from time to time furnish to you such information, instructions, techniques, data, instructional materials, and other operational developments pertaining to the administration and operation of the KIG Franchised Business, the KIG Insurance Carrier Contracts and other products and services related thereto, as may be developed by us from time to time in connection with the KIG System (Franchise Agreement - Section 6(g)).

We will provide to you certain consultation services as we, in our sole and exclusive discretion, deem advisable. Such consultation services may be rendered on site, off site, telephonically or through other communication devices by our representatives, and may include the rendering of advice with respect to any or all programs, procedures, guidelines, systems, specifications or techniques pertaining to the operation of the KIG Franchised Business. All such rendering of advice and consultation is subject (as to timing) to the availability of our representatives. (Franchise Agreement - Section 6(h)).

In addition to these services, there may be additional consultation services provided by the KIG Agency Management Division, which may have a separate fee schedule. Use of these services is voluntary and not required by us.

We are not obligated to provide any assistance to you regarding hiring and training employees; pricing; or administrative, bookkeeping, accounting and inventory control procedures, but we will use our best efforts to provide assistance if requested by you.

Advertising

At this time, we have no formal advertising program, but may engage in the business of offering and selling advertising, identification and promotional materials to you upon such prices, terms and conditions as we, in our sole and exclusive discretion, determine. (Franchise Agreement- Section 6 (i)). You may, but are not required to, purchase from us such advertising, identification and promotional materials developed or offered by us. All revenues we receive from your purchase from us of advertising, promotional and identification materials is used to cover our costs to develop the same. If any revenue remains after covering our costs, we retain the same as profit to us.

All such advertising, identification and promotional materials is done either in-house by us or through an outside advertising/printing firm. (Franchise Agreement - Section 6(i)). All advertising, identification and promotional materials are mainly in print in the form of brochures and other printed material which is distributed by our franchisees. We have, on occasion, done advertising on radio in Pennsylvania and in other states although we have no formal radio advertisement program. We have also done advertising in trade journals which are disseminated regionally in States where KIG currently conducts operations although we have no formal print media advertisement program. We do have a Website on the internet.

You may use any advertising, identification and promotional materials developed by you, or at your direction. All such advertising, identification and promotional materials must be conducted in a dignified manner and must be approved by us, in our sole discretion, in advance. (Franchise Agreement - Section 7(m)). However, you are not required to spend any amount of funds on advertising.

We have no advertising council composed of franchisees, advertising cooperatives or advertising funds.

Computer Systems

We do not require you to buy or use any electronic register or computer system.

Confidential Operating Manual

The Table of Contents of our Confidential Operating Manual as of May 15, 2007, is set forth below. The Operating Manual may be modified at any time.

TABLE OF CONTENTS



Location

We will neither select nor approve a site or area for the operation of the KIG Franchised Business.

Projected Commencement Date

We expect you to be able to commence business under the Franchise Agreement within 30 days after we sign the Franchise Agreement. That time may be needed to complete your pre-operating requirements such as obtaining the required insurances.

Training

At this time, we do not have or offer any specialized or formal training program. If we develop a training program, we retain the sole and exclusive right to determine what subjects are to be included in the curriculum and the duration, location, and instructor of any training program, and the costs to be charged to you for any training program we may develop and as prescribed in the Operating Manual.

We may periodically offer training specific to an insurance product of a KIG Insurance Carrier. The location, duration and curriculum, and instructor, of any such training session or meeting provided by us shall be determined by us in our sole and exclusive discretion. Attendance by you is mandatory if you wish to market and sell such insurance product. The costs which would be incurred by you for attending any such training would be all travel, meals and lodging costs and your pro rata share of the costs incurred by us in organizing and conducting any such training session or meeting.

We may periodically hold and conduct meetings of all franchisees within the KIG System. Some of these meetings may be mandatory such that attendance by you is mandatory, and some of these meetings may be voluntary such that attendance by you is voluntary. We retain the sole and exclusive right to determine the agenda for, and duration and location of, any such meeting. The costs which would be incurred by you for attending any such meeting would be all travel, meals and lodging costs and your pro rata share of the costs incurred by us to organize and conduct any such meeting.

## ITEM 12

## TERRITORY

You will not receive an exclusive territory. We may establish other franchised or company owned outlets that may be near your location.

## ITEM 13

## TRADEMARKS

We grant you the right to operate a business using the name "Keystone Insurers Group." You may also use other current or future trademarks or Proprietary Marks to operate your KIG Franchised Business. By trademarks, we mean trade names, service marks, logos and slogans we authorize you to use in connection with operating your KIG Franchised Business.

Four (4) Federal registrations were granted by the U.S. Patent and Trademark Office. The particulars of each registration are as follows:

1) Mark KEYSTONE INSURERS GROUP
Registration No.: 2,392,852, under Section 2(f) on the Principal Register
Registration Date: October 10, 2000
Services: Insurance agencies and insurance brokerage services
Use: January 1983 (anywhere)
January 1983 (interstate commerce)

2) Mark KEYSTONE INSURERS GROUP & Design[1]
Registration No.: 2,391,074, under Section 2(f) on the Principal Register
Registration Date: October 3, 2000
Services: Insurance agencies and brokerage services

[1] Design consists of a series of trapezoids made to resemble a keystone, next to the wording "Keystone Insurers Group", which is displayed vertically.

Use: December 1995 (anywhere)
December 1995 (interstate commerce)

3) Mark KEYSTONE INSURERS GROUP
Registration No.: 2,540,964, under Section 2(f) on the Principal Register
Registration Date: February 19, 2002
Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages
Use: October 1999 (anywhere)
October 1999 (interstate commerce)

4) Mark KEYSTONE INSURERS GROUP & Design
Registration No.: 2,540,977, under Section 2(f) on the Principal Register
Registration Date: February 19, 2002
Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages
Use: October 1999 (anywhere)
October 1999 (interstate commerce)

5) Mark: KIG
Registration No.: 3,161,686
Registration Date: October 24, 2006
Services: Insurance agencies and insurance brokerage services;
Use: July 2002 (anywhere)
July 2002 (interstate commerce)
Services: franchising, namely offering technical assistance in the establishment and operation of insurance agencies and brokerages
Use: September 2002 (anywhere)
September 2002 (interstate commerce)

Each registration has a ten (10) year registration term from the date of registration grant. Each registration was granted on the Principal Register, at least in part, under Section 2(f), which provides that, except for several specific provisions of the law, nothing shall prevent the registration of a mark which has become distinctive.

One (1) trademark application to register the mark "Keystone Financial & Benefit Resources" was submitted to and received by the United States Trademark Office on or about February 20, 2007 and has been assigned serial number 77/111,732. The application, which is under review by the United States Trademark Office, seeks to register the mark in connection with:

International Class 035: franchising, namely offering technical assistance in the establishment and operation of financial consultation services, financial management services, and financial planning services; and

International Class 036: financial consultation services, financial management services, and financial planning services.

We have commenced litigation as set forth below to protect our trademarks against infringement. We believe we will successfully protect our trademarks in both cases.

Keystone Insurers Group, Inc. v. Key Insurance Group, LLC, Civil Action No. 4 CV 07-0179, United States District Court for the Middle District of Pennsylvania was filed alleging infringement in Waynesboro, Pennsylvania. We believe this infringement began occurring in February, 2004.

Keystone Insurers Group, Inc. v. Joseph C. Zappia, Jr. d/b/a Keystone Insurance Group, Civil Action No. 03:07 CV 00093 KRG, United States District Court for the Western District of Pennsylvania. We believe this infringement began occurring in October, 2006.

You must follow our rules when you use the Proprietary Marks. The Franchise Agreement and the Operating Manual require you to operate and advertise only under the name or names from time to time designated by us for use by our franchise owners; to adopt and use the Proprietary Marks solely in the manner prescribed by us; to refrain from using our Proprietary Marks or confusingly similar names in your corporate name; to observe all laws with respect to the registration of trade names and assumed or fictitious names and to include in any application therefor a statement that your use of the Proprietary Marks is limited by the terms of your Franchise Agreement, and to provide us with a copy of any such application and registration documents; to observe the requirements with respect to trademark and service mark registration and copyright notices as we may from time to time require, including without limitation, affixing "SM", "TM", or "R" adjacent to all such proprietary Marks in any and all cases thereof. Your use of any advertising is subject to our prior written approval.

No agreements limit our right to use or license the use of our trademarks.

We are not obliged by the Franchise Agreement or otherwise to protect or defend any or all rights which you have to use the Proprietary Marks or to protect, defend or indemnify you against any claims of infringement or unfair competition with respect to the same. The Franchise Agreement does not provide for any form of compensation or payment to you if you lose your right to continue to use our Proprietary Marks.

You must promptly notify us of any claim, demand, or cause of action that we may have based upon or arising from any unauthorized attempt by any third person to use the Proprietary Marks, or any variation thereof, or any other mark or name in which we have or claim a proprietary interest. We have the sole right to contest or bring an action, and to control the same, against any third party regarding the third party's use of any of the Proprietary Marks and shall exercise such right in our sole discretion. You must assist us, upon our request and at our expense, in taking such action, if any, as we may deem appropriate to halt such activities; but you may take no action nor incur any expenses on our behalf without our prior written approval. You must not directly or indirectly commit any act of infringement, or contest or aid others in contesting the validity or our right to use the Proprietary Marks, or take any other action which undermines our rights to the Proprietary Marks.

We may, in our sole discretion, designate new, modified or replacement Proprietary Marks for your use and require you to use them in addition to or in lieu of any previously designated Proprietary Marks. Any costs or expenses associated with your use of any such new, modified or replacement Proprietary Marks shall be your sole responsibility. You are not entitled to any compensation as a result of the discontinuation of any Proprietary Marks.

Superior Prior Rights and Infringing Uses Which May Materially Affect Your Use of Our Trademark

In Pennsylvania, it is possible that Keystone Insurance Co., with locations in Pittsburgh, Johnstown, Erie, and Scranton, Pennsylvania for insurance agent and broker services, has superior rights in the name; however, their superior rights are not a certainty. We have used in Pennsylvania the KEYSTONE INSURERS GROUP service mark and trade name since at least January 1983, and there has been, to the best of our knowledge, no instances of confusion between us and Keystone Insurance Co., and it is possible that our use predates Keystone Insurance Co.'s use.

In Voorhees, New Jersey, it is possible that Keystone Insurance Co. for insurance agent and broker services has superior rights to ours. If so, we may not be able to use the mark in the area in which Keystone Insurance Co. has become sufficiently well-known to have acquired common law rights.

In Baltimore, Maryland, it is possible that Keystone Insurance (AAA Mid-Atlantic Inc.) for insurance agent and broker services has superior rights to ours. If so, we may not be able to use the mark in the area in which Keystone Insurance has become sufficiently well-known to have acquired common law rights.

In each of Belle Plaine and Keystone, Iowa; Rockford, Illinois; Omaha, Nebraska; and Reno, Nevada, it is possible that Keystone Insurance Agency Inc. for insurance agent and broker services has superior rights to ours in these areas. If so, we may not be able to use the mark in each of the areas in which Keystone Insurance Agency Inc. has become sufficiently well-known to have acquired common law rights. While a Keystone Insurance Agency Inc. is located in each of these areas, they may, or may not be, affiliated with one another.

In each of Metairie, Louisiana; Minneapolis, Minnesota; San Diego, California; Oklahoma; Seattle, Washington; and Richmond, Virginia, it is possible that Keystone Insurance for insurance agent and broker services has superior rights to ours in these areas. If so, we may not be able to use the mark in each of the areas in which Keystone Insurance has become sufficiently well-known to have acquired common law rights. While a Keystone Insurance is located in each of these areas, they may, or may not be, affiliated with one another.

In Rockwall and Austin, Texas, it is possible that Keystone General Insurance Agency for insurance agent and broker services has superior rights to ours in these areas. If so, we may not be able to use the mark in the areas in which Keystone General Insurance Agency has become sufficiently well- known to have acquired common law rights. The Keystone General Insurance Agency in both locations appear to be related entities.

In Phoenix, Arizona, it is possible that Keystone Financial Life Insurance Company for insurance agent and broker services has superior rights to ours in this area. If so, we may not be able to use the mark in the area in which Keystone Financial Life Insurance Company has become sufficiently well-known to have acquired common law rights.

In St. Louis, Missouri, it is possible that Keystone Financial Group for insurance agent and broker services has superior rights to ours in this area. If so, we may not be able to use the mark in the area in which Keystone Financial Group has become sufficiently well-known to have acquired common law rights.

In each of Denver, Colorado; Brookshire and Houston, Texas; and Norcross, Georgia, it is possible that Key Insurance Group Inc. for insurance agent and broker services has superior rights to ours in these areas. If so, we may not be able to use the mark in the areas in which Key Insurance Group Inc. has become sufficiently well-known to have acquired common law rights. While a Key Insurance Group Inc. is located in each of these areas, they may, or may not be, affiliated with one another.

Keystone Financial Services, located in DuBois, Pennsylvania, is now doing business as Keystone Insurance Group. We believe that this is an infringing use of our federally registered trademark KEYSTONE INSURERS GROUP, and we have placed Keystone Insurance Group on notice of our rights.

## ITEM 14

## PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION

We own no patents or copyrights which are material to the franchise.

We claim common law rights and copyright protection for our Confidential Operating Manual, the Franchise Agreement, our franchise promotional and advertising material, and the Offering Circular. However, these materials are not registered copyrights and we do not intend to register them as copyrights.

Your entire knowledge of the operation of the KIG Franchised Business and KIG System, including knowledge or know-how concerning the systems of operation, programs, services, products, customers, KIG Insurance Carriers, KIG Insurance Carrier Contracts and our practices is derived from information disclosed to you by us. In the Franchise Agreement, you will agree that all of our information is proprietary, confidential and our trade secret. You will maintain the absolute confidentiality of all such proprietary information during and after the term of the franchise and will not use any such information in any other business or in any manner we do not specifically authorize or approve in writing.

You may divulge confidential information only to your employees who must have access to it in order to operate the KIG Franchised Business. Any and all information and know-how you receive from KIG or through your participation in KIG shall be deemed confidential for purposes of the Franchise Agreement, except information you can demonstrate lawfully came to your attention prior to the disclosure by us or which, at the time of or after disclosure by us to you, had lawfully become a part of the public domain, through publication or communication by others.

## ITEM 15

## OBLIGATION TO PARTICIPATE IN THE ACTUAL OPERATION OF THE FRANCHISE

Regardless of your form of business and unless otherwise agreed in writing by us, you and all shareholders or partners are required to personally and directly exercise on-premises supervision of the operation, and to act as business managers, of the KIG Franchised Business, and shall be required to personally participate in the direct operation of the KIG Franchised Business. You and all shareholders or partners shall devote such amount of your time and attention and best efforts as is necessary for the proper and effective operation of your KIG Franchised Business.

## ITEM 16

## RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

You are required to place at least 80% or 90% of your gross written premiums with the KIG Insurance Carriers selling their insurance products as a licensee under the KIG Insurance Carrier Contracts by the end of the sixth full calendar year following the date we sign the Franchise Agreement; provided, however, if, at the Effective Time of your Franchise Agreement, your largest agency contract is with an insurance carrier that is not a KIG Insurance Carrier (other than the Excluded Carrier) and that carrier represents 30% or more of your premium volume, or if more than 50% of your premium volume is with insurance carriers that are not KIG Insurance Carriers (other than the Excluded Carrier), the period will be extended to the end of the eighth full calendar year following the Effective Time of your Franchise Agreement. See Item 8 for a complete description of this requirement. We cannot and do not guarantee that you will receive powers of appointment under every KIG Insurance Carrier Contract as the right of appointment has been exclusively reserved by the KIG Insurance Carriers in these contracts. We have the sole right to determine the KIG Insurance Carriers.

You must resign and terminate your agency/company agreements with those insurance companies that are also KIG Insurance Carriers (see Item 8).

You may be restricted in your sale of the insurance products of the KIG Insurance Carriers by our profit improvement plan described in our Operating Manual. You must also comply with the terms and conditions, including underwriting requirements, in the sale of insurance products of each KIG Insurance Carrier with which you have powers of appointment under the KIG Insurance Carrier Contracts.

You must comply with all KIG System operational systems, procedures, policies, methods and requirements which are by their terms mandatory including those contained in the Operating Manual. You must operate and maintain the KIG Franchised Business solely in the manner and pursuant to the standards prescribed in the Franchise Agreement, Operating Manual or in other written materials, which we provide you.

You are prohibited during the term of the Franchise Agreement from engaging, either directly or indirectly, in any business which is similar to, or in competition with, a KIG Franchised Business; provided, however, you may engage in "worksite marketing," whereby you may solicit existing personal lines clients of another KIG Franchised Business, provided that such solicitation takes place in a commercial business that is not a company account of another KIG Franchised Business and you hold such account for the benefit of employees under a group marketing plan.

You are prohibited during the term of the Franchise Agreement, and for 2 years after its termination or expiration, from contacting any customer of any KIG Franchised Business for the purpose of selling insurance products, or for the purpose of diverting their business to yourself or a competitor. You also agree during the terms of this Franchise Agreement to terminate any solicitation of a potential customer if another franchisee of ours was soliciting the same potential customer before you in the calendar year in which the solicitation is occurring.

You are prohibited during the term of the Franchise Agreement and after its expiration or termination from divulging or using any confidential information of KIG.

## ITEM 17

## RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION

This table lists certain important provisions of the Franchise Agreement and related agreements. You should read these provisions in the agreements attached to this Offering Circular.

| | Provision | Section in Franchise Agreement | Summary |
|---|---|---|---|
| a. | Term of franchise | 2(a) | 5 Years. |
| b. | Renewal or extension of the term | 2(b) | You may renew for additional 5 year terms if you have fully complied throughout the initial and subsequent terms. There is no renewal fee. |
| c. | Requirements for you to renew or extend | 2(b) | Notify us 6-12 months before expiration date of initial term; sign a new form of renewal agreement with new terms. |
| d. | Termination by you | 16(d); 17(a)(i) | You may terminate the Franchise Agreement at any time after your first year without cause by giving us at least 180 days prior written notice thereof; however, if you are terminated, you are not entitled to any Individual Profit Sharing Distribution or Individual Bonus Distribution due to you for the year in which you are terminated. You may terminate for cause if we have materially breached the Franchise Agreement at least twice during a calendar year and if we fail to cure the breaches within 60 days after you provide us with written notice to cure each such default. |
| e. | Termination by us without cause | None | |
| f. | Termination by us with cause | 16(a); 16(b) | We can only terminate if you default. |
| g. | Cause defined: defaults can be cured | 16(b); 16(c) | Section 16(a) lists 4 circumstances where you have 15 days to cure a default after you receive notice from us. If you do not cure, the Franchise Agreement terminates. The circumstances are: you fail to perform or breach any covenant, obligation, term, condition, warranty or certification in the Franchise Agreement or Operating Manual; you operate your KIG Franchised Business in a manner contrary or inconsistent with the Operating Manual and Proprietary Marks. |
| h. | Cause defined: defaults cannot be cured | 16(b); 16(c) | Section 16(b) lists 16 circumstances where a default by you allows us to terminate your Franchise Agreement with no cure period. The termination is effective upon your receipt of notice. The circumstances are: you do |

| | Provision | Section in Franchise Agreement | Summary |
|---|---|---|---|
| | | | not commence operations on time; you make or made false statements or reports to us; you interfere with our contractual relations; you interfere with our rights to license the Proprietary Marks to others; you misuse the Proprietary Marks; you fail to cure within 10 days a violation of law or regulation which applies to your KIG Franchised Business; you fail to obtain our written approval when required; you violate assignment and transfer provisions; you receive 2 or more notices to cure defaults in the same calendar year; we receive 3 or more substantiated and material complaints in the same calendar year from customers about your conduct; you cease operating your KIG Franchised Business; you commit a crime; you engage in conduct which reflects materially and unfavorably upon your KIG Franchised Business, us or the KIG System; you default in any other agreement with us and fail to cure the default; you misuse confidential information; you violate non-compete provisions; you become insolvent, assign your assets for the benefit of creditors, or you consent to the initiation of proceedings to appoint a custodian or receiver of your assets, or a custodian or receiver of your assets is assigned; you fail to meet the Premium Placement Requirement (see Item 8). |
| i. | Your obligations on termination/non-renewal | 17 | Cease being a KIG Franchised Business owner; discontinue use of Proprietary Marks; pay us all sums due; pay us all expenses we incur as a result of your defaults; return all of our property to us; execute all agreements necessary for termination; comply with post term covenants not to compete; do not misuse any of our confidential information or trade secrets. |
| j. | Assignment of contract by us | 14(a) | No restriction on our right to assign |
| k. | Transfer by you defined | 14(b) | Includes all changes of ownership rights in Franchise Agreement, the business, its assets or changes in you and the purchase by you of assets of another. A transfer is a general term which includes assignment, sale, transfer and purchase as used in the Franchise Agreement. |
| l. | Our approval of transfer by you | 14(b) | You must obtain our approval for any transfer. Such approval shall not be unreasonably withheld. |
| m. | Conditions for our approval of transfer | 14(b) | Any reasonable conditions we may impose at the time of transfer. You must comply with first right of refusal provisions. |
| n. | Our right of first refusal to acquire your business | 14(d) | Internal perpetuation may subordinate our right of first refusal. We may match any offer for your KIG Franchised Business. We are allowed 60 days to prepare for closing from the time we notify you that we intend to exercise our right of first refusal. You deliver any offer to us. We decide whether to approve |

| | Provision | Section in Franchise Agreement | Summary |
|---|---|---|---|
| | | | your proposed transfer within 30 days. |
| o. | Our option to purchase your business | 14(d) | See n. and p. |
| p. | Your death or disability | 14(c) | Heirs or personal representatives may apply within 180 days to operate the KIG Franchised Business for the remainder of the term. The heirs or personal representatives have the right to transfer the KIG Franchised Business within 180 days. If these deadlines are missed, we may purchase the KIG Franchised Business based on appraised value. |
| q. | Noncompetition covenants during the term of the Franchise Agreement | 13(a); 13(b) | You cannot engage in any other competing business. You cannot divert or attempt to divert to any competitor any business, customers or employees from KIG or another franchisee of ours. If you and another franchisee of ours are soliciting new insurance business from the same potential customer, the first person to solicit the potential customer in that calendar year has the sole right to continue such solicitation. |
| r. | Noncompetition covenants after the Franchise Agreement is terminated or expires | 13(a)(ii) | For 2 years and within a 50-mile radius of your principal office, you cannot divert or attempt to divert to a competitor any commercial or financial services business, customers or employees from us or of another franchise of ours. You cannot perform any act injurious or prejudicial to the goodwill associated with the Proprietary Marks or KIG System. |
| s. | Modifications of the Franchise Agreement | 19(c) | We may modify the KIG System and our operating procedures and standards through unilateral changes to the Operating Manual or otherwise, so long as the modifications don't conflict with your express rights created by the Franchise Agreement. The Franchise Agreement may only be modified during its term by mutual written agreement. Franchisor may unilaterally modify or amend this Agreement in any manner whatsoever in order to address any changes in federal or state regulatory law, changes to carrier requirements or changes in carrier agreements with KIG or industry practices |
| t. | Integration/merger clause | 23(d) | Only written terms of the Franchise Agreement are binding on you and us (subject to state law). Other statements or promises are not enforceable. |
| u. | Dispute resolution by arbitration or mediation | None | We are not required to arbitrate or mediate claims. |
| v. | Choice of forum | 22 | Litigation must be in the Court of Common Pleas in and for Northumberland County, Pennsylvania or in the Federal District Court for the Middle District of Pennsylvania unless the State in which your Franchised Business is located requires otherwise. You waive your right to a jury trial. |
| w. | Choice of law | 22 | Pennsylvania law applies unless the State in which your Franchised Business is located requires otherwise. You waive your right to a jury trial. |

*This is only a summary. Language in the Franchise Agreement alone defines your rights and duties. Please read the Franchise Agreement thoroughly.

Some states may have court decisions which may supersede the Franchise Agreement in your relationship with us including the areas of termination and renewal of your Franchise Agreement.

A provision in the Franchise Agreement which terminates the franchise upon the bankruptcy of the franchisee may not be enforceable under Title 11, United States Code Section 101, the federal bankruptcy law.

## ITEM 18

## PUBLIC FIGURES

We do not use any public figure to promote our franchise.

## ITEM 19

## EARNINGS CLAIMS

We do not furnish or authorize our salespersons to furnish any oral or written information concerning the actual or potential sales, costs, income or profits of a KIG Franchised Business.

Actual results vary from unit to unit and we cannot estimate the results of any particular franchise.

## ITEM 20

## LIST OF OUTLETS

As of May 15, 2007, we have 119 franchisees operating at 182 locations. If a separate location or satellite office is owned by a separate entity, that entity must be at least 51% owned by the Franchisee, otherwise the entity must purchase a separate franchise from KIG.

Exhibit E of this Offering Circular lists (i) the names of all franchisees and the address and telephone number of all of their outlets.

**Franchised Outlets/Location Status Summary**
**For Outlets Operated by Franchisees**
**For Years 2004/2005/2006/2007**

| State | Transfers | Canceled or Terminated | Not Renewed | Reacquired by Franchisor | Left the System - Other | Total (From Left Columns) | Franchises Operating at Year End |
|---|---|---|---|---|---|---|---|
| Pennsylvania | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 66/104/112/112 |
| Maryland | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 |
| North Carolina | 0/0/0/0 | 0/0/0/1 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/1 | 10/31/42/41 |
| Virginia | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/7/17/17 |
| Indiana | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/12/12 |
| Totals | 0/0/0/0 | 0/0/0/1 | 0/0/0/0 | 0/0/0/0 | 0/0/0/0 | 0/0/0/1 | 76/142/183/182 |

1. Note: Numbers for years 2004, 2005 and 2006 are as of December 31 of each year. Numbers for 2007 are for the period January 1, 2007 to April 30, 2007.

**Projected Openings as of December 31, 2006**

| State | Franchise Agreements Signed but Outlet not Opened | Projected Franchised New Outlets in the Next Fiscal Year | Projected Company-Owned Openings in Next Fiscal Year |
|---|---|---|---|
| Pennsylvania | 0 | 0 | 0 |
| Maryland | 0 | 0 | 0 |
| North Carolina | 0 | 6 | 0 |
| Virginia | 0 | 8 | 0 |
| Indiana | 0 | 8 | 0 |
| Ohio | 0 | 8 | 0 |
| Totals | 0 | 30 | 0 |

1. NOTE: We have never had a company-owned outlet.

<u>List of Terminated Franchisees</u>

Effective January 1, 2007 a franchisee in North Carolina agreed to voluntarily terminate their Franchise Agreement due to a change in their business plan that would conflict in the future with other KIG franchises. There is no franchisee who has not communicated with us within 10 weeks of the application date of this Offering Circular.

## ITEM 21

## FINANCIAL STATEMENTS

The following financial statements are attached hereto as Exhibit A:

1. Audited financial statements of Keystone Insurer's Group, Inc. for the years ended December 31, 2006, 2005, and 2004.

2. Unaudited balance sheet and statement of profit and loss for the period ended March 31, 2007.

## ITEM 22

## CONTRACTS

The following agreements for use in all States are attached to this Offering Circular:

Exhibit B Franchise Agreement
Exhibit C Confidentiality Agreement

(FRANCHISOR COPY)

RECEIPT

THIS OFFERING CIRCULAR SUMMARIZES PROVISIONS OF THE FRANCHISE AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE. READ THIS OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF WE OFFER YOU A FRANCHISE, WE MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

(1) THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

(2) TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

(3) TEN BUSINESS DAYS BEFORE ANY PAYMENT TO US.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE AGREEMENT.

IF WE DO NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, D.C. 20580 AND YOUR STATE AGENCIES.

I have received a Uniform Franchise Offering Circular dated May 15, 2007. This Offering Circular included the following Exhibits:

Exhibit A Financial Statements
Exhibit B Franchise Agreement
Exhibit C Confidentiality Agreement
Exhibit D List of State Franchise Administrators and Agents for Service of Process
Exhibit E List of Franchisees

____________________ ______________________________
Date Prospective Franchisee

(FRANCHISEE COPY)

RECEIPT

THIS OFFERING CIRCULAR SUMMARIZES PROVISIONS OF THE FRANCHISE AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE. READ THIS OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF WE OFFER YOU A FRANCHISE, WE MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

(1) THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

(2) TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

(3) TEN BUSINESS DAYS BEFORE ANY PAYMENT TO US.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE AGREEMENT.

IF WE DO NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, D.C. 20580 AND YOUR STATE AGENCIES.

I have received a Uniform Franchise Offering Circular dated May 15, 2007. This Offering Circular included the following Exhibits:

Exhibit A Financial Statements
Exhibit B Franchise Agreement
Exhibit C Confidentiality Agreement
Exhibit D List of State Franchise Administrators and Agents for Service of Process
Exhibit E List of Franchisees and KIG Stockholders

________________ ________________________

Date Prospective Franchisee

**EXHIBIT A**

# FINANCIAL STATEMENTS

(FRANCHISEE COPY)

RECEIPT

THIS OFFERING CIRCULAR SUMMARIZES PROVISIONS OF THE FRANCHISE AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE. READ THIS OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF WE OFFER YOU A FRANCHISE, WE MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

(1) THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

(2) TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

(3) TEN BUSINESS DAYS BEFORE ANY PAYMENT TO US.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE AGREEMENT.

IF WE DO NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, D.C. 20580 AND YOUR STATE AGENCIES.

I have received a Uniform Franchise Offering Circular dated August 8, 2006. This Offering Circular included the following Exhibits:

Exhibit A Financial Statements
Exhibit B Franchise Agreement
Exhibit C Confidentiality Agreement
Exhibit D List of State Franchise Administrators and Agents for Service of Process
Exhibit E List of Franchisees

________________ ______________________________

Date Prospective Franchisee

**EXHIBIT A**

**FINANCIAL STATEMENTS**

(See attachments to Item 46 of the Offering Statement)

**EXHIBIT B**

**FRANCHISE AGREEMENT**

**(See Exhibit 7 of the Offering Statement)**

**EXHIBIT C**

**CONFIDENTIALITY AGREEMENT**

**(See Attached)**

# CONFIDENTIALITY AGREEMENT

Agreement between ______________________ ("Prospective Franchisee") and Keystone Insurers Group, Inc. (d/b/a Keystone Insurers Services Group, Inc. in Virginia), a Pennsylvania corporation with its principal place of business at 1995 Point Township Drive, Northumberland, Pennsylvania 17857-8856 ("Franchisor").

WHEREAS, Franchisor is offering franchises (the "KIG Franchised Business") and in doing so has provided Prospective Franchisee with a Franchise Offering Circular;

WHEREAS, Prospective Franchisee has requested to see certain other confidential and secret information owned by the Franchisor in order to evaluate the KIG Franchised Business for the purpose of possibly purchasing a KIG Franchised Business.

NOW, THEREFORE, Prospective Franchisee and Franchisor, intending to be legally bound hereby, agree as follows:

1. Franchisor will provide to Prospective Franchisee a copy of its Confidential Operating Manual and copies of its KIG Insurance Carrier Contracts and any other reasonably requested information deemed confidential by Franchisor (the "Confidential Information").

2. Prospective Franchisee will receive the Confidential Information and hold it in confidence. Prospective Franchisee will not disclose the Confidential Information in any manner whatsoever to any person or entity, except only to Prospective Franchisee's attorneys, accountants and other advisors for the sole purpose of evaluating the KIG Franchised Business. Prospective Franchisee shall not copy the Confidential Information and shall take all reasonable care to prevent the unauthorized use and/or dissemination and/or publication of the Confidential Information. Prospective Franchisee shall immediately return the Confidential Information to Franchisor upon Franchisor's request.

3. Prospective Franchisee shall be relieved of its confidential disclosure obligations hereunder if any one or more of the following takes place or exists:

(A) Prospective Franchisee purchases a KIG Franchised Business and enters into a Franchise Agreement with Franchisor.

(B) After the time of disclosure, the Confidential Information becomes public knowledge through no fault of Prospective Franchisee.

4. This Confidentiality Agreement shall not be construed as an offer by Franchisor to Prospective Franchisee to purchase a KIG Franchised Business. There is no obligation on the part of Franchisor or Prospective Franchisee to grant or purchase a KIG Franchised Business by this Confidentiality Agreement.

IN WITNESS WHEREOF, the parties hereto have executed, or caused to be executed, this Confidentiality Agreement as of this ________ day of ____________, ____.

| | |
|---|---|
| KEYSTONE INSURERS GROUP, INC.<br>(d/b/a KEYSTONE INSURERS SERVICES GROUP, INC. IN VIRGINIA) | PROSPECTIVE FRANCHISEE |
| By:____________________________ | By:______________________________ |
| Name: _________________________ | Name: ___________________________ |

**EXHIBIT D**

**LIST OF STATE FRANCHISE ADMINISTRATORS AND AGENTS FOR SERVICE OF PROCESS**

**(See Attached)**

## LIST OF STATE FRANCHISE ADMINISTRATORS AND AGENTS FOR SERVICE OF PROCESS

The following list identifies the administrator of the state franchise disclosure and/or registration law in your state. *If your state is not listed, there is no applicable state franchise disclosure and/or registration law* or Keystone Insurers Group, Inc. is exempt from any filing requirements in your state. Keystone Insurers Group, Inc.'s agent for service of process in your state, if required, is also listed.

| **State Franchise Law Administrator:** | **Agent for Service of Process:** |
|---|---|
| Maryland<br>Office of the Attorney General<br>Securities Division<br>200 St. Paul Place<br>Baltimore, Maryland 21202-2020 | Maryland<br>Securities Commissioner<br>Securities Division<br>200 St. Paul Place<br>Baltimore, Maryland 21202-2020 |
| North Carolina<br>Secretary of State<br>2 South Salisbury Street<br>Raleigh, North Carolina 27603 | North Carolina<br>Secretary of State<br>2 South Salisbury Street<br>Raleigh, North Carolina 27603 |
| Virginia<br>State Corporation Commission<br>Division of Securities and Retail Franchising<br>1300 East Main Street<br>9th Floor<br>Richmond, Virginia 23219<br>(804-371-9051) | Virginia<br>Clerk of the State Corporation Commission<br>1306 East Main Street<br>1st Floor<br>Richmond, Virginia 23219 |
| Indiana<br>Securities Commissioner<br>Indiana Securities Division<br>302 West Washington Street<br>Room E-111<br>Indianapolis, Indiana 46204 | Indiana<br>Secretary of State<br>State of Indiana<br>Statehouse 201<br>Indianapolis, Indiana 46204 |

**EXHIBIT E**

**LIST OF FRANCHISEES**

**(See attached)**

## OPERATIONAL FRANCHISEES

As of the effective date of this Offering Circular, our franchisees and their locations are:

## INDIANA

**DeHayes Group, The**
**T/A WDCK, LLC**
5150 West Jefferson Blvd
Fort Wayne, IN 46804
PH: 260-424-5600
Fax: 260-422-5801
Allen County
bill@dehayes.com
Bill Rush, President

**Jackson-McCormick Insurance & Risk Mgmt**
127 West Main St, Suite 216
Lebanon, IN 46052
PH: 765-482-3730
800-878-3730
Fax: 765-482-5367
Boone County
steve@jacksonmccormick.com
Steve Jackson - President
todd@jacksonmccormick.com
Todd Jackson – Vice President

Jackson-McCormick Insurance & Risk
*Satellite of Jackson-McCormick Ins.*
2484 Click Street
Lafayette, IN 47903
PH: 765-477-1628
Fax:
Tippecanoe County

Jackson-McCormick Insurance & Risk
*Satellite of Jackson-McCormick Ins.*
725 N. Green Street
Brownsburg, IN 46112
PH: 317-852-7042
Fax:
Hendricks County

**Morrow Insurance Agency, Inc.**
850 E. Jefferson St.
PO Box 1501
Plymouth, IN 46563
PH: 574-936-2400
Fax: 574-936-5605
Marshall County
dave@morrowinsuranceagency.com
David F. Morrow

**Knapp Miller Brown Insurance Services, Inc.**
#8 Public Square
PO Box 368
Salem, IN 47167
PH: 812-883-4700
Fax: 812-883-4838
Washington County
jknapp@blueriver.net
James Knapp
scmiller@blueriver.net
Steve Miller
bbarnett@blueriver.net
Bill Barnett
mnantz@covad.net
Mark Nantz

**Koester & Brown Insurance, Inc.**
9105-A Indianapolis Blvd, Suite 300
Highland, IN 46322
PH: 219-972-6060
Fax: 219-972-6055
Lake County
cbrown@koesterandbrown.com
M. Clyde Brown, CEO
tbrown@koesterandbrown.com
Tom Brown, President

**Matchett & Ward Insurance, Inc**
107 W. Franklin Street
PO Box 228
Winchester, IN 47394
PH: 765-584-1261
Fax: 765-584-1231
Randolph County
don@matchettandward.com
Don Matchett - President

**Miller & Sons, Inc., Richard S.**
**T/A Miller-Norcen Insurance Agency**
109 W. Plymouth Street
PO Box 229
Bremen, IN 46506
PH: 888-345-3049
574-546-3341
Fax: 574-546-2687
Marshall County
greg@millernorcen.com
Gregory S. Miller - President

# INDIANA

**Miller & Sons, Inc., Richard S.**
*Satellite of Richard Miller & Sons, Inc.*
116 N. Main Street
PO Box 150
Culver, IN 46511
PH: 888-842-4500
574-842-4400
Fax: 574-842-4205
Marshall County
scott@millernorcen.com
Scott McKinnis- Vice President

**Pfenninger Agency, Inc., The**
1220 Broad St.
PO Box 506
New Castle, IN 47362-0506
PH: 765-529-6400
FAX: 765-529-4000
Henry County
steve@pfenningeragency.com
Steve Pfenninger - President
josh@pfenningeragency.com
Josh Estelle

## NORTH CAROLINA

**Anders-Ireland- Marshall, Inc.**
412 St. Mary's Street
PO Box 12825
Raleigh, NC 27605
PH: 919-755-1401
800-726-1228
Fax: 919-755-1125
jireland@aim-insurance.com
Jackie Ireland

**Bear Insurance Service**
173 N. 2nd Street
Albemarle, NC 28001
PH: 704-982-1156
800-942-1156
Fax: 704-982-7012Stanly County
brinn@vnet.net
Brinn Timberlake

**Broome Associated Insurance Agency**
630 4th Street SW
Hickory, NC 28602
PO Box 3858
Hickory, NC 28603
PH: 828-328-5671
Fax: 828-328-6166
bobbroome@broomeins.com
Robert (Bob) W. Broome Sr - President

**Broome Associated Insurance Agency**
*Satellite of Broome Associated Ins Agcy*
2749 N Center St
Hickory, NC 28601
PH: 828-322-2017
Fax: 828-322-8018

**Crissman Mendenhall Steelman, LLP**
201 North State Street
PO Box 1456
Yadkinville, NC 27055
Toll Free: 800-599-5716
PH: 336-679-8816
Fax: 336-679-7026
rusty@cms-insurance.com
Rusty Crissman

Crissman Mendenhall Steelman, LLC
*Satellite of Crissman, Mendenhall Steelman, LLC*
825 North Bridge Street
Elkin, NC 28621
PH: 336-835-4288
Fax: 336-835-8103
rusty@cms-insurance.com

**Farley Insurance Services, Inc.**
1004 Hwy 64 West
PO Box 640
Murphy, NC 28906
PH: 828-837-7447
Fax: 828-837-9105
farley@farleyagency.com
Eugene Farley - President

**Farley Insurance Services, Inc.**
*Satellite of Farley Insurance Services, Inc.*
139 E. Main St
PO Box 790
Robbinsville, NC 28771
PH: 828-479-6448
Fax: 828-479-6814

**Faw Insurance Agency, Inc.**
209 10th Street
PO Box 1248
N. Wilkesboro, NC 28659-1248
PH: 336-667-7125
Fax: 336-667-7127
cfaw@fawinsurance.com
Claude C. Faw III - President

**Fisher Insurance Agency, J.E.**
115 Brown Street, Ste 103
PO Box 275
Granite Quarry, NC 28072
PH: 704-279-7234
Fax: 704-279-6389
john@jefisher.com
John M. Fisher - President

**Forest M. Edwards Agency, Inc.**
PO Box 389
Rutherfordton, NC 28139
406 Daniel Road
Forest City, NC 28043
PH: 828-287-3236
Fax: 828-286-4311
fedwards@fedwardsinsurance.com
Forest M. Edwards - President

**Forest M. Edwards Agency, Inc.**
*Satellite of Forest M. Edwards Agency, Inc.*
#7 Arcade Building
Lake Lure, NC 28746
PH: 828-625-1363
Fax: 828-625-1363
Rutherfordton Ccounty
fedwards@fedwardsinsurance.com

# NORTH CAROLINA

<u>Fortner Insurance Agency, Inc.</u>
311 Oak Avenue
PO Box 39
Spruce Pine, NC 28777-0039
PH: 828-765-6121
Fax: 828-765-5840
wshurley@fortnerinsurance.com
Will Shurley

**Fortner Insurance Agency, Inc.**
*Satellite of Fortner Insurance Agency, Inc.*
600 W. 19-# By-Pass
First Carolina Bank Building, Suite 201
PO Box 818
Burnsville, NC 28714
PH: 828-682-2147
Fax: 828-682-9829
pfender@fortnerinsurance.com

**Fortner Insurance Agency, Inc.**
*Satellite of Fortner Insurance Agency, Inc.*
156 Main Street East
PO Box 808
Banner Elk, NC 28604
PH: 828-898-6366
Fax: 828-898-848
lmckeehan@fortnerinsurance.com

**Fortner Insurance Agency, Inc.**
*Satellite of Fortner Insurance Agency, Inc.*
205 Linville Street
PO Box 189
Newland, NC 28657
PH: 828-733-2061
Fax: 828-733-1177
tbledsoe@fortnerinsurance.com

**Greenpoint Insurance Group dba Castor Insurance Agency**
*Satellite of Greenpoint Insurance Group*
Physical Address: 5021 Country Club Rd.
Winston Salem, NC 27104
Mailings to: 711 Gallimore Dairy Road
Box 1
High Point, NC 27265
PH: 336-852-7703
Fax: 336-294-0886

**Taylor Insurance**
*Satellite of Greenpoint Insurance Group*
Physical Address: 118 West Mountain St.
Kernersville, NC 27284
Mailings to: 711 Gallimore Dairy Road
Box 1
High Point, NC 27265
PH: 336-993-2184
Fax: 336-993-2185

**Greenpoint Insurance Group**
*Satellite of Greenpoint Insurance Group*
Physical Address: 8004 Linville Road
Oak Ridge, NC 28310
Mailings to: 711 Gallimore Dairy Rd Box 1
High Point, NC 27265
PH: 336-643-4293
Fax: 336-643-4965

**Julian Hill & Associates a division of Greenpoint Insurance**
*Satellite of Greenpoint Insurance Group*
Physical address: 2080 Cloverdale Avenue
Winston Salem, NC 27113
Mailings to: 711 Gallimore Dairy Rd Box 1
High Point, NC 27265
PH: 336-723-3517

**Granite Insurance, Inc.**
91 N. Main Street
PO Box 620
Granite Falls, NC 28630
PH: 828-396-3342
Fax: 828-396-3834
nannas@graniteinsurance.com
Neil Annas

<u>Greenpoint Insurance Group</u>
711 Gallimore Dairy Road
Box 1
High Point, NC 27265
PH: 336-852-7703
Fax: 336-294-0886
scummings@greenpointins.com
mailto:jharrill@martinandharrill.com
Shawn Cummings, President

<u>Harper Agency, Inc., Winfred C.</u>
1037 South Main Street
PO Box 1867
Burlington, NC 27216
PH: 336-227-4271
Fax: 336-222-9469
steve.harper@harperinsurance.com
Steven B. Harper

<u>Insurance Consultants of Pinehurst, Inc.</u>
94 Aviemore Drive
PO Box 1789
Pinehurst, NC 28370
PH: 910-295-1431
Fax: 910-295-1246
Mcvay1@earthlink.net
Rob McVay

# NORTH CAROLINA

**Insurance Consultants of Pinehurst, Inc.**
*Satellite of Insurance Consultants of Pinehurst, Inc.*
303 Monroe Street
PO Box 425
Carthage, NC 28327
PH: 910-947-2957
Fax: 910-947-1809
aharris@pinehurst.net
Annie Harris

**Insurance Consultants of Pinehurst, Inc.**
*Satellite of Insurance Consultants of Pinehurst, Inc.*
600 S. Main Street
Suite B
Laurinburg, NC 28353
PH: 910-276-2611
Fax: 910-276-0902
cindy@scotlandinsagency.com
Cindy Driggers

**Johnson Insurance Services, Inc.**
127 Marketplace Drive
Mocksville, NC 27028
PH: 336-751-6281
Fax: 336-751-0141
bjohnson@127marketplace.com
Bill Johnson

**Jones & Peacock, Inc.**
Physical: 1812 Eastchester Drive
High Point, NC 27265
Mailing: PO Box 2598
High Point, NC 27261
PH: 336-889-8282
Fax: 336-889-2338
tcg@northstate.net
Clark Gibson

**Main Street Financial Group, Inc.**
123 E. Main Street
Forest City, NC 28043
PH: 828-245-6467
Fax: 828-245-4915
Rhett@mainstreetfinancialgroup.com
Rhett Giddings

**Main Street Financial Group, Inc.**
*Satellite of Main Street Financial Group, Inc.*
22-A N. Trade Street
Tryon, NC 28782
PH: 828-859-6663
Fax: 828-859-6144

**Martin & Harrill, Inc.**
221 W. Eleventh Street
Charlotte, NC 28202
PH: 704-376-2436
Fax: 704-375-2469
jharrill@martinandharrill.com
Jim Harrill - President

**Mimosa Insurance Agency, LLC**
207 N. Sterling
Morganton, NC 28655
PO Box Drawer 310
Morganton, NC 28680
PH: 828-437-5357
Fax: 828-437- County
scash@mimosains.com
Spencer Cash - President

**Morrow Insurance Agency, Inc.**
800 Beverly-Hanks Centre
PO Box 1109
Hendersonville, NC 28793
PH: 828-693-5396
Fax: 828-693-5496
rcranford@morrowinsurance.com
Robert L. Cranford - President

**Morrow Ins. Agency, Inc.**
9 Park Place
Brevard, NC 28712
PH: 828-862-8400
Fax: 828-862-8401

**McDowell Ins. Agency**
240 South Main Street
Marion, NC 28752
PH: 828-652-6212
Fax: 828-652-4788

**Mountcastle Agency, Inc., G.W.**
307 West Center Street
PO Box 1937
Lexington, NC 27293
PH: 336-249-4951
Fax: 336-249-7759
acalvert@mountcastleinsurance.com
Andrew Calvert, Jr. - President

**Mountcastle Agency, Inc., G.W.**
*Satellite of G.W. Mountcastle Agency, Inc.*
807 Julian Avenue
Thomasville, NC 27360
PO Box 1266
Thomasville, NC 27361
PH: 336-474-3160
Fax: 336-475-6340
ccall@mountcastleinsurance.com
Chris Call

# NORTH CAROLINA

**Patton, Morgan & Clark Insurance Agency, Inc.**
70 Academy Street
PO Box 1027
Canton, NC 28716
PH: 828-648-2632
Fax: 828-648-2642
regojones@charter.net
Rego H. Jones - President

**Swimmer Insurance Agency, Inc.**
725 Providence Road
Charlotte, NC 28207
PO Box 220486
Charlotte, NC 28222-0486
PH: 704-333-6694
Fax: 704-333-3864
dswimmer@swimmerinsurance.com
David Swimmer - President

**Walker, Robinson, Clark Insurance, Inc.**
134 E. Sharpe Street
PO Box 9
Statesville, NC 28687
PH: 704-871-1111
Fax: 704-873-2225
walkerins@walkerinsurance.com
Bo Walker

**The Wayah Agency, Inc.**
259 East Palmer Street
PO Box 999
Franklin, NC 28744
PH: 828-524-4442
Fax: 828-369-5917
garner@wayah.com
Jim Garner - CE

**The Wayah Agency, Inc.**
*Satellite of The Wayah Agency, Inc.*
472 Carolina Way
PO Box 607
Highlands, NC 28741
PH: 828-526-3713 or
1-800-333-5188
Fax: 828-526-3689
chenoweth@wayah.com
Steve Chenoweth

**White Insurance Agency, Inc.**
17 Sunset Drive
PO Box 1310
Black Mountain, NC 28711
PH: 828-669-7912
Toll Free: 877-944-8347
Fax: 828-669-2315
wwhite@whiteinsurance.com
William W. White, Jr.-President

**Arden Insurance Associates**
*Satellite of White Ins. Agency, Inc.*
2124 Hendersonville Road
Arden, NC 28704
PH: 828-684-8111
Toll Free: 877-684-8111
Fax: 828-684-6492

**Ralph Whitehurst Insurance Agency, Inc.**
8320 Litchford Road, Ste 200
Raleigh, NC 27615
PH: 919-872-3757
Fax: 919-872-5778
ralphwhitehurstjr@ralphwhitehurstins.com
Ralph A. Whitehurst, Jr. - President

**ACI Insurance**
520 Washington Street
Reading, PA 19601
610-376-5737
FAX 610-376-5739
aci.ins@dejazzd.com
Jon Lilienfeld

**Advanced Financial Security, Inc.**
11001 Anthony Highway
Waynesboro, PA 17268
717-762-5780
FAX 717-762-3028
email@afsmainstreet.com
Christopher Unger (ext 29)

**Affolder & Associates**
8700 Perry Highway
Pittsburgh, PA 15237
412-366-9100
FAX 412-369-2859
joe@affolderinsurance.com
Steven E. Affolder, Jr.

**Albright Insurance Agency**
14 South 4th Street
Hamburg, PA 19526
610-562-7818
FAX 610-562-2867
rkuchar@albrightins.com
Rich Kuchar

**Albright Insurance Agency**
*Satellite of Albright Ins. Agency*
127 East Penn Avenue
Robesonia, PA 19551
610-693-6621
FAX 610-693-5829

**Anderson Agency, HLR**
220 S. Broad Street
Grove City, PA 16127
724-458-8240
FAX 724-458-6661
Landerson1@zoominternet.net
Lee Anderson

**Associated Insurance Management, Inc.**
1402 Bloom Road
PO Box 256
Danville, PA 17821
570-275-0100
FAX 570-275-0224
boedker@kiq-aim.com
Grier Boedker, Sr.

**Baily Agency, Inc.**
55 S. Washington Street
PO Box 1070
Waynesburg, PA 15370
724-627-6121
FAX 724-627-7005
jvsmith@bailyagency.com
Jack Smith, Jr.-Office Manager
cbaily@bailyagency.com
Chuck Baily-Principal

**Baily Agency, Inc.**
*Satellite of Baily Agency*
Millcraft Center, Suite 900
90 West Chestnut Street
Washington, PA 15301
724-225-8482
FAX 724-225-9604
David Baily

**Beels & Son, Inc., HB**
433 Main Street
PO Box I
Knox, PA 16232
814-797-1121
FAX 814-797-2752
hbbeels@usachoice.net
John Mason

**Bert Company, The (Renshaw)**
3645 West Lake Rd
Erie, PA 16505
814-835-4664
FAX 814-838-1044
renshaw@thebertco.com
Jim Renshaw-President (The Renshaw Co)

**Bloom Insurance Agency, Inc.**
108 N. Second Street
Clearfield, PA 16830
814-765-5557
FAX 814-765-5398
bia@clearnet.net
Craig Hile

**Bowman's Insurance Agency**
26 N. Railroad Street
PO Box 47
Palmyra, PA 17078-0047
717-838-5464
FAX 717-838-6126
jedwards@itech.net
Jeff Edwards

# PENNSYLVANIA

**Brett Insurance Agency, Inc.**
PO Box 69
Johnstown, PA 15901
814-535-8649
FAX 814-535-8640
brettins@brettinsurance.com
Jim Brett

**Brown & Walters Insurance Agency, Inc.**
PO Box 100
Elliot & Water Streets
Orbisonia, PA 17243
814-447-5568
FAX 814-447-3642
rwalters@brownwalters.com
Rodney Walters

**Byerly Insurance, Inc., David A.**
810 Cumberland Street
PO Box 10
Lebanon, PA 17042
717-272-2081
FAX 717-272-5860
Dbii09@choiceonemail.com
E. Michael Mease

**Central Insurers Group**
1360 North Atherton Street
State College, PA 16803
814-234-6667
FAX 814-234-8517
wjones@centralinsgrp.com
Bill Jones

**H.C. Kerstetter Company**
*Satellite of Central Insurers Group*
21 Monument Square
Lewistown, PA 17044
717-248-6789
FAX 717-248-4056
pgingerich@verizon.net
Phil Gingerich

**C.A. Jones Insurance**
*Satellite of Central Insurers Group*
20 S. Front Street
Philipsburg, PA 16866
814-342-1880
FAX 814-342-2992
Bill Jones

**The Metz Agency**
*Satellite of Central Insurers Group*
4005 East Main Street
Belleville, PA 17004
717-935-2153
FAX 717-935-2154
metzagency@verizon.net
Phil Gingerich

**The Wharton Agency**
*Satellite of Central Insurers Group*
13 S. Jefferson Street
Mt. Union, PA 17066
814-542-4372
FAX 814-542-2480
Wharton@uplink.net
Phil Gingerich

**Collegeville Financial Group, LLC**
41 West Main Street
Trappe, PA 19426-2037
PO Box 26217
Collegeville, PA 19426-0217
610-454-0300
FAX 610-489-7133
gdemedio@collegevillefinancial.com
Greg DeMedio

**Connor-Helring Associates, Inc.**
1906 Sanderson Avenue
Scranton, PA 18509
570-344-7060
FAX 570-344-2860
maureenm@connor-helring.com
Maureen McLaughlin

**Cumberland Valley Insurance**
19 East Main Street
PO Box 451
New Kingstown, PA 17072
717-697-1958
FAX 717-697-7552
jerry@cvinsurance.com
Jerry Schnell

**Deibler, Straub & Troutman, Inc.**
2 W. Main Street, P.O. Box B
Elizabethville, PA 17023-0077
717-362-8600
FAX 717-362-3079
tomdst@epix.net
Tom Troutman

## PENNSYLVANIA

**Dinnin & Parkins Associates**
300 Allegheny River Blvd.
Oakmont, PA 15139
412-828-5122
FAX 412-828-5282
tedinnin@dpainsurance.com
Tom E. Dinnin

**John F. Graff Insurance Agency**
*Satellite of Dinnin & Parkins Assoc.*
162 N. Jefferson Street
PO Box 875
Kittanning, PA 16201
724-543-2204
FAX 724-543-2207
jfgins@alltel.net
John Graff

**Duncan Insurance Agency, Inc.**
370 Maus Drive
N. Huntingdon, PA 15642
724-863-3420
FAX 724-864-3022
jduncan@duncangrp.com
John Duncan (ext 311)

**Duncan Financial Group**
*Satellite of Duncan Insurance*
Camry Bldg., 518 Rt. 30 East
N. Huntingdon, PA 15642
724-863-3287
FAX 724-864-2007
dduncan@duncangrp.com
David Duncan

**Ebensburg Insurance Agency, Inc.**
129 E. High Street
PO Box 90
Ebensburg, PA 15931
814-472-9557
FAX 814-472-9201
cdeyulis@ebensburgins.com
Buddy DeYulis

**Edner Agency, Merritt I.**
P.O. Box 603
902 Beaver Drive
Dubois, PA 15801
814-371-7250
FAX 814-371-7254
edner@adelphia.net
David Edner

**First Security Insurance**
500 Depot Street
Latrobe, PA 15650
724-539-3624
FAX 724-539-8199
highmark@adelphia.net
Mark McLaughlin

**Franconia Insurance & Financial Services, Inc.**
PO Box 438
199 Telford Pike
Telford, PA 18969
267-384-5300
Fax 267-384-5315
1-800-332-4141
John_Frankenfield@fifsinc.com
John Frankenfield

**Frankfort Agency, Inc., Harry L.**
PO Box 397
243 Willow Street
Adamstown, PA 19501
717-484-4332
FAX 717-484-1308
frankfortinsurance@hotmail.com
David L. Frankfort

**Garrison-Simonsen, Inc.**
113 Pennsylvania Avenue
PO Box 157
Warren, PA 16365
814-723-2300
FAX 814-723-4796
dwp@netsync.net
David W. Pearson

**Gilberts Insurance Agency, Inc.**
30 East State Street
PO Box 688
Sharon, PA 16146
724-342-6833
FAX 724-342-5372
lkachulis@gilbertsins.com
Lew Kachulis

**Gooder Agency, Inc.**
232 N. Market Street
Ligonier, PA 15658
724-238-9508
FAX 724-238-0160
sgooder@gooderagency.com
Steve Gooder

# PENNSYLVANIA

**Guthrie Agency, The**
217 First Street
Apollo, PA 15613
724-478-4381
FAX 724-478-5252
frosti@alltel.net
Mark Guthrie

**Hart, Inc., Richard I.**
2447 Perkiomen Avenue
Reading, PA 19606
610-779-3116
FAX 610-779-8960
r.hart@richardihartins.com
Rich Hart

**N.G. Marks Insurance Agency**
*Satellite of Richard I. Hart, Inc.*
332 King Street
Myerstown, PA 17067
717-866-5612
FAX 717-866-7281
ngmins@lmf.net
Rich Hart

**Southeastern PA Insurance, LLC**
*Satellite of Richard I. Hart, Inc.*
553 w. Ridge Pike, Suite B
Limerick, PA 19468
610-495-5495
FAX 610-495-5607
jerryGkevinsgrp@comcast.net
Jerry Gaines

**Commonwealth Auto Insurance Agency**
*Satellite of Richard I. Hart, Inc.*
2795 Egypt Rd
Audubon, PA 19403
610-858-6410
garett.palecek@gmail.com
Garett Palecek

**Hazleton Insurance Center**
25 East Broad Street
Hazleton, PA 18201
570-455-5836
FAX 570-455-5101
dlaputka@laputkainsurance.com
Donald Laputka

**Helmbold & Stewart, Inc.**
12 S. Third Street
Clearfield, PA 16830
814-765-5573
FAX 814-765-5030
deb@hsinsurance.net
Deb West

**Helmbold & Stewart of Philipsburg**
*Satellite of Helmbold & Stewart, Inc.*
308 Walton Street
Philipsburg, PA 16866
814-342-1310
FAX 814-342-2605
tim@hsinsurance.net
Thomas F. Casey

**Hershberger & Myers Agency, Inc.**
106 W. Allegheny Street
Martinsburg, PA 16662
814-793-2161
FAX 814-793-4620
hershmyers@aol.com
Ken Johnson

**Hershberger & Myers Agency, Inc.**
*Satellite of Hershberger & Myers Agency*
N. Juanita Street
Holidaysburg, PA 16648
814-695-5561
FAX 814-695-4574
lmh040994@aol.com
Loren Hershberger

**Hollern and Koontz Agency**
(Koontz, Hollern, and Seese, Inc. T/A)
1421 Graham Street
Windber, PA 15963
814- 467-9600
FAX 814-467-7541
jhollern@aol.com
Ted Hollern

**Ickes Insurance Agency, Inc.**
419 Main Street, Box 39
Boswell, PA 15531
814-629-5607
FAX 814-629-7332
cickes@ickesoffice.com
Christopher S. Ickes

**Insurance Offices, Ltd**
P.O. Box 641
Pottsville Pike
Leesport, PA 19533
610-926-5060
FAX 610-926-0726
mdmath@epix.net
Mike Mathias

# PENNSYLVANIA

**Insurance Services of Pittsburgh, Inc.**
3577 Marion Avenue
Finleyville, PA 15332
724-348-8908
FAX 724-348-8909
subosits@comcast.net
Frank Subosits

**Keppel Insurance Agency**
1004 Brodhead Road
Moon Twp., PA 15108
412-264-8072
FAX 412-264-1270
andy@keppel-insurance.com
Andy Keppel

**Kilmer Insurance Agency, Inc.**
Hornet Crossroads
P.O. Box 337
Wyalusing, PA 18853
570-746-1007
FAX 570-746-3437
mkilmer@kilmerinsurance.com
Mike Kilmer

**Landy & Kilmer Insurance Inc.**
*Satellite of Kilmer Insurance, Inc.*
120 West Packer Avenue
Sayre, PA 18840
570-888-8250
FAX 570-888-8162
t.landy@cyber-quest.com
Tom Landy

**Kocman Insurance Group**
3217 East Market Street
York, PA 17402
717-854-0300
FAX 717-854-5995
rudy@kigyork.com
Rudy Kocman

**Kunkle Insurance, Inc.**
P.O. Box 349
308 East Market Street
York, PA 17405-0349
717-846-8894
FAX 717-845-9240
dcornbower@kunkleinc.com
Dean Cornbower

**Lehman Insurance Agency, Inc.**
1020 Sharp Avenue
Ephrata, PA 17522
717-733-2050
FAX 717-733-0294
klehman@lehmanins.com
www.lehmanins.com
Keith Lehman

**Lehman Insurance Agency, Inc.**
*Satellite of Lehman Insurance Agency, Inc.*
2827 Main Street Suite B
Morgantown, PA 19543
610-286-0956
FAX 610-913-6952

**Little & Nelson, Inc.**
26 ½ Public Avenue
P.O. Box 217
Montrose, PA 18801
570-278-1151
FAX 570-278-4828
littlene@epix.net
Chris Caterson

**Little & Nelson, Inc**
Satellite of Little & Nelson, Inc.
131 Main Street
P.O. Box 232
Susquehanna, PA 18847
570-853-4222
FAX 570-853-9067
littlesu@epix.net
Chuck Glidden

**Mackey Insurance Agency, Inc., DB**
620 S. Cambria Street
Bellwood, PA 16617
814-742-8765
FAX 814-742-9037
dmackeyins@atlanticbbn.net
David Mackey, Jr.

**Mantz Miller Insurance Agency, Inc.**
1480 Delta Road
Red Lion, PA 17356
717-244-8529
FAX: 717-244-8531
mail@mantzmillerinsurance.com
Dennis Grove

**Mary & Gooder, Ltd.**
336 Rock Run Road
Elizabeth, PA 15037
412-751-8536
FAX 412-751-7421
gmary@marygooder.com
George S. Mary (ext. 12)

# PENNSYLVANIA

**Mary & Gooder Insurance Agency**
*Satellite of Mary & Gooder, Ltd.*
201 Gorwood Drive, Ste 204
North Fayette Township
Coraopolis, PA 15108
724-695-3524
FAX 724-695-3869

**McKeever-Egan Insurance**
(First Savings Ins. & Invest., Inc. d/b/a)
522 Market Street, PO Box 236
Perkasie, PA 18944
215-257-4616
FAX 215-257-1002
nschwan@fsiiperkasie.com
Neil Schwan

**McKeever – Egan Insurance**
*Satellite of McKeever – Egan Ins.*
1318 W. Broad Street
P.O. Box 177
Quakertown, PA 18951
215-536-3340
FAX 215-536-9092
pegan@fsiiperkasie.comt
Pat Egan

**Meixell – Diehl Agency**
P.O. Box 626
433 Market Street
Lewisburg, PA 17837
570-523-3295
FAX 570-524-7003
tmeixell@meixelldiehl.com
Ted Meixell

**Miller Insurance Agency**
5 North Market Street
Selinsgrove, PA 17870
570-374-2611
FAX 570-374-6905
millerins@verizon.net
Barry Miller

**Mitchell Insurance, Inc.**
P.O. Box 788
Butler, PA 16003-0788
228 North Washington St.
Butler, PA 16001
724-283-7900
FAX 724-282-4919
bill@since1849.com
Bill Mitchell

**Myers & Lynch Insurance, Inc.**
P.O. Box 585
129 E. Independence Street
Shamokin, PA 17872
570-644-0371
FAX 570-648-4394
myrlynch@ptd.net
Tony Rosini

**Anthony V. Miscavige Insurance Agency**
*Satellite of Myers & Lynch Insurance, Inc.*
42 South Oak Street
Mount Carmel, PA 17851
570-339-2830
FAX 570-339-1505

**Nicklas Insurance Agency, Inc.**
101 Madison Street
St. Marys, PA 15857
814-781-7234
FAX 814-781-7439
jmulcahy@nicklasinsurance.com
John Mulcahy

**Coudersport Insuring Company, Inc.**
*Satellite of Nicklas Insurance Agency*
30 East Second Street
Coudersport, PA 16915
814-274-8000
FAX 814-274-8002
Judy Burkhardt

**Nicklas Insurance Agency, Inc.**
**D/B/A Vicary Insurance Agency**
*Satellite of Nicklas Insurance Agency*
1917 West 8th Street
Erie, PA 16505
814-459-3407
Fax 814-452-3519
ksadler@vicary.com
Karen Sadler

**Anderson & Kime Insurance, Inc.**
*Satellite of Nicklas Insurance Agency*
212 Main Street
PO Box 507
Ridgway, PA 15853
814-776-6123
FAX 814-379-5566
fscutella@nicklasinsurance.com
Frank Scutella

# PENNSYLVANIA

**Penn Group Insurance Services**
372 Broad Street
Montoursville, PA 17754
570-368-2644
FAX 570-368-8037
penngrpins@verizon.net
David Cooper

**Pfeiffer-Naginey Ins. Agency, Inc.**
205 Front Street,
PO Box 72
Northumberland, PA 17857
570-473-3563
FAX 570-473-7485
pnins@aol.com
Bob Naginey

**Reed, Wertz & Roadman, Inc.**
702 West Pitt Street
PO Box 640
Bedford, PA 15522
814-623-1111
FAX 814-623-7798
troadman@rwrinsurance.com
Todd Roadman

**Rosensteel Insurance, Inc.**
360 Main Street
McSherrystown, PA 17344
717-632-1216
FAX 717-632-1851
richard.rosensteel@rosensteelins.com
Richard J. Rosensteel

**Ruhl Insurance**
P.O. Box 7
26-28 Market Square
Manheim, PA 17545
717-665-2283
FAX 717-665-3515
tim@dejazzd.com
Tim Ruhl

**Rutt Agency, Inc., B. Titus**
81 East Main Street
P.O. Box 357
Mt. Joy, PA 17552
717-653-1816
FAX 717-653-4754
jlrutt@juno.com
Jamie Rutt

**Seltzer Insurance Agency, Inc.**
610 Route 61 South
PO Box 219
Orwigsburg, PA 17961
570- 366-0551
FAX 570- 366-8823
bseltzer@seltzerinsurance.com
Bob Seltzer (ext 121)

**Seltzer Insurance Agency, Inc.**
*Satellite of Seltzer Insurance Agency, Inc.*
Village Center Mall
Routes 895 & 309
RD #1, Box 58-13
Andreas, PA 18211
570-386-3006
FAX 570-386-4660
bhetten@seltzerinsurance.com
Johanna Cahill

**Seltzer Insurance Agency, Inc.**
*Satellite of Seltzer Insurance Agency, Inc.*
894 Gordon Nagle Trail
Pottsville, PA 17901
570-622-9472
FAX 570-622-9481
Lisa J. Doran

**Sheeley Insurance Agency**
P.O. Box D
518 Sarah Street
Stroudsburg, PA 18360-0050
570-421-1191
FAX 570-421-1617
rlord@sheeleyinsurance.com
Dick Lord

**Sims Agency, Inc., WR**
1036 Washington Blvd.
Williamsport, PA 17701
570-326-4188
FAX 570-326-6011
jbsims2@suscom.net
Jeff Sims

**Small Insurance, Inc.**
273 Main Street
Brookville, PA 15825
814-849-8309
FAX 814-849-6263
smallinsurance@alltel.net
David Smail

# PENNSYLVANIA

**Snyder Agency, Robert**
P.O. Box 717
101 Lincoln Way East
McConnellsburg, PA 17233
717-485-4220
FAX 717-485-5683
snyderagency@earthlink.net
Robert Snyder

**Snyder – Eyster Agency, Inc.**
N. Main Street
Herndon, PA 17830
570-758-2321
FAX 570-758-3248
snydereysteragency@tds.net
David Eyster

**Sprowls Agency, Inc., Paul**
217 West Main Street
P.O. Box 1447
Uniontown, PA 15401
724-437-9812
FAX 724-437-4310
Dhughes@sprowlsagency.com
David Hughes

**Fayette Realty Company**
*Satellite of Paul Sprowls Agency, Inc.*
105 E. Crawford Avenue
Connellsville, PA 15425
412-628-5400
FAX 412-628-5494
Van Humbert

**Willow Insurance Agency**
795 Fellsburg Road
Belle Vernon, PA 15102
724-379-6002
FAX 724-379-5566
Tammy.willowagency@comcast.net
Tammy Ulish

**Gerald R. Scarry Insurance Agency**
*Satellite of Paul Sprowls Agency, Inc.*
116 S. Third Street
PO Box 894
Connellsville, PA 15425
724-628-8243
FAX 724-628-8336
Jerry Scarry

**Steely & Smith, Inc.**
3662 Route 202
P.O. Box 890
Doylestown, PA 18901
215-345-9410
FAX 215-345-9413
robin@steelyandsmith.com
Robin Fetterolf

**Stradling & Spece General Ins. Agency, Inc.**
4641 Horseshoe Pike
P.O. Box 280
Honey Brook, PA 19344
610-273-3756
FAX 610-273-2382
gknies@stradlingspece.com
Greg Knies

**Teeter Insurance Agency, Inc.**
505 Logan Blvd.
Altoona, PA 16602
814-944-5900
FAX: 814-944-4501
www.teeteragency.com
aressler@teeteragency.com
April Ressler

**Walters Associates, Inc.**
1174 Wyoming Avenue
Forty Fort, PA 18704
P.O. Box 1860
Kingston, PA 18704
570-283-3148
FAX 570-287-2813
Wai1174@aol.com
Gary Walters

**Whitford Insurance Network, Inc.**
503 Gordon Drive
Exton, PA 19341
610-524-7860
FAX 610-524-8116
rward@whitfordinsurance.com
Bob Ward

**Williams-Cleaveland Company**
25 N. Mill Street, Suite 401
New Castle, PA 16101
P.O. Box 669
New Castle, PA 16103
724-652-6605
FAX 724-652-9809
glenn@williams-cleaveland.com
Glenn Lebby

# PENNSYLVANIA

**Yurconic Agency, John**
5910 Hamilton Blvd
Allentown, PA 18106
1-800-398-4478
610-770-6600
FAX 610-770-6610
jtyurconic@yurconic.com
John Yurconic, Jr. (ext 104)

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
25th Street Shopping Center
2423 Nazareth Road
Easton, PA 18045
610-438-4500
FAX 610-438-4505

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
1710 Hoover Avenue
Allentown, PA 18109
610-266-6800
FAX 610-266-6813

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
2098 Center Street
Northampton, PA 18067
610-261-3300
FAX 610-261-3303

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
110 E. Third Street
Bethlehem, PA 18015
610-997-3100
FAX 610-997-3155

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
Sharp Mountain Plaza
892 Gordon Nagle Trail
Pottsville, PA 17901
570-622-5700
FAX 570-622-9766

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
835 Hiester Lane
Reading, PA 19605
610-929-8250
FAX 610-929-4985

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
3657 Penn Avenue
Sinking Spring, PA 19608
610-670-0721
FAX 610-670-1508

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
101 N. Cedar Crest Blvd
Allentown, PA 18104
610-770-6606
FAX 610-770-6611

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
1057 Main Street
Hellertown, PA 18055
610-838-8911
FAX 610-838-7911

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
5 American Parkway
Allentown, PA 18101
610-434-2500
FAX 610-434-6150

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
216 Nazareth Pike
Bethlehem, PA 18017
610-614-1117
FAX 610-614-1711

**John Yurconic Agency**
*Satellite of John Yurconic Agency*
Carbon Plaza Mall
1241 Blakeslee Boulevard
Lehighton, PA 18235
570-386-2722
FAX 570-386-2799

# VIRGINIA

**Brown's Insurance Agency, Inc.**
PO Box 1219
Manassas, VA 20108
9170 Prince William Street
Manassas, VA 20110
PH: 703-368-0333
Fax: 703-368-2742
www.brownsinsurance.com
jeff.brown.bia@covad.net
Jeffrey Brown

**B.H. Baird Insurance Agency**
5682 Richmond Road
Warsaw, VA 22572
PH: 804-333-4013
Fax: 804-333-1213
www.bhbaird.com
rick@bhbaird.com
Richard Farmar, III

**Tidewater Auto Insurance Clinic**
*Satellite of B.H. Baird Ins. Agency*
1251 Tappahannock Blvd.
PO Box 1487
Tappahannock, VA 22560
PH: 804-443-3800
Fax: 804-443-8282

**B.H. Baird Insurance Agency**
*Satellite of B.H. Baird Ins. Agency*
565 Jessie DuPont Memorial Highway
PO Box 640
Burgess, VA 22432
PH: 804-453-4060
Fax: 804-453-4819

**Carlton Wright Insurance Agency, Inc.**
631 Abney Road NW
Roanoke, VA 24012
PO Box 19647
Roanoke, VA 24019-1074
PH: 540-366-0613
Fax: 540-366-1516
info@cwionline.net
Randy Wright

**Dillon Insurance Agency, Inc.**
2611 Riverside Drive
PO Box 549
Basset, VA 24055-0549
PH: 276-629-5304
Fax: 276-629-1300
lendillon@kimbanet.com
Len Dillon

**Fieldale Insurance Agency, Inc.**
51 Marshall Way
PO Box 158
Fieldale, VA 24089
PH: 276-673-6701
Fax: 276-673-3407
fieldaleins@adelphia.net
Tom Eggleston

**Ford Insurance Agency**
*Satellite of Fieldale Insurance*
38 East Church Street
PO Box 312
Martinsville, VA 24114
PH: 276-632-3451
Fax: 276-634-5104
fordinsurance@adelphia.net
Phillip Davis

**GHT Insurance Agency, Inc.**
4216B Eubank Road
Highland Springs, VA 23075
PO Box 38059
Richmond, VA 23231
PH: 804-428-0000
Fax: 804-428-9991
www.ghtinsurance.com
ted@ghtinsurance.com
Ted Kuester

**GHT Insurance Agency, Inc.**
*Satellite of GHT Insurance Agency*
2911 Turner Road
Richmond, VA 23224
PH: 804-428-0000
Fax: 804-428-9991

**Seguros de Calidad**
*Satellite of GHT Insurance Agency*
PO Box 38089
Richmond, VA 23231
PH: 804-428-9995
Fax 804-428-9991

**Harwood & Son Insurance**
1404 S. Main Street
PO Box 306
Farmville, VA 23901
PH: 434-392-5405
Fax: 434-392-5504
Prince Edward County
www.harwoodins.com
scottjr@harwoodins.com
Scott Harwood, Jr.

**Saunders & Benson, Inc.**
1510 Willow Lawn Drive, Suite 216
Richmond, VA 23230
Ph: 804-285-8900
Fax: 804-285-3002
www.saunders-benson.com
elbensoniv@saunders-benson.com
Eddie Benson, IV

**William H. Talley & Son, Inc.**
146 N. Sycamore Street
Post Office Drawer 751
Petersburg, VA 23804
PH: 804-733-2011
Fax: 804-733-6841
Petersburg City County
wht4@whts.com
William H. Talley IV

# VIRGINIA

**Virginia Commonwealth Corporation**
2570-B Gaskins Road
Richmond, VA 23233
PH: 804-282-6723
Fax: 804-282-2286
www.vccinsurance.com
priest@vccinsurance.com
R. David Priest

**Williamsburg Insurance Associates**
504 Strawberry Plains Road
Suite 100
Williamsburg, VA 23188
PH: 757-253-0240
Fax: 757-253-7895
www.williamsburginsurance.com
perryd@williamsburginsurance.com
Perry DePue

**Wilson, Timmons & Wallerstien Insurance, Inc.**
3925 Deep Rock Road
Richmond, VA 23233
PO Box 11247
Richmond, VA 23230
PH: 804-346-3100
Fax: 804-346-3594
www.wtwinsurance.com
insure@wtwinsurance.com
Warren Timmons - President

ST PAUL TRAVELERS

(9)

# AGENCY CONTRACT

Master Code: 0JA300

Agency Name: KEYSTONE INSURERS GROUP

City: NORTHUMBERLAND State: PA

Effective Date: January 1, 2005

## I. Definitions

"You" and "your" means the agency named above.

"We", "us" and "our" means St. Paul Fire and Marine Insurance Company, The Travelers Indemnity Company and their member insurance companies for which you are authorized to do business under this Contract.

"Agreement" or "Contract" means this document and any Amendments or Schedules issued as attachments.

"Policy" or "policies" means any insurance policy or surety bond. It does not include surplus lines insurance policies.

"Policyholder" means the named insured on a policy or principal on whose behalf we have provided a surety bond.

## II. General Provisions

This Contract governs the agency relationship between you and us for the business covered under this Agreement. It replaces all previous contracts or agreements, whether oral or written, between you and us for such business. Separately negotiated contracts or agreements for individual accounts or specific programs are not affected by this Contract.

1. You are authorized to act as our agent for the business(es) checked below.

X Bond

X Commercial property-casualty excluding National Accounts

X Personal property-casualty

___ Other ____________

General Provisions (Continued)

2. You may solicit applications for policies and bind, execute and service policies and endorsements for classes of business and types of risk as we may authorize from time to time. This authorization is subject to our underwriting standards and rules. We may change those standards and rules at any time and will notify you of such changes. Unless you are granted written authority, we retain all authority to bind, execute, and endorse all new or renewal policies of any type:

   a. Written though our Bond Business segment; and

   b. Written through our Oil and Gas business segment.

   If you bind coverage, you will submit a written binder or application, or submit the policy or endorsement request through an electronic upload, to us within five business days of coverage inception. Except for premiums that we bill directly, you are authorized to collect premiums, deposits and other payments for policies and services.

3. You are not authorized to make, alter, vary or discharge any policy, to extend the time for payment of premiums, to waive or extend any policy obligation or condition, or to incur any liability on our behalf, unless we give you written authorization.

4. You are granted a revocable license to use our service marks as we may authorize from time to time. You are not authorized to place or distribute any advertisement regarding us or our products, including any email or website promotions, without our written approval. We may send sales promotion material to policyholders provided we send you an advance copy of any such material. We may also provide direct billed policyholders information of general interest, such as broader perils, available options for deductibles, loss reduction information, claim reporting information, payment options and other available coverages.

5. You acknowledge that your relationship to us is that of an independent contractor and we are not responsible for any of your expenses, fees or taxes. In no case will you be deemed to be or have the rights of an employee, joint venturer or partner with us.

6. Any of our supplies that we furnish you, including powers of attorney, will remain our property and will be returned to us when requested.

7. You will maintain the proper licenses to act on behalf of each company in which you transact business for us. You are responsible for paying all countersigning commissions to the countersigning agent.

8. You will comply with all instructions, company policies, procedures, processes and underwriting rules and guidelines that we communicate to you from time to time. You will also comply with all applicable local, state or federal laws or regulations, including, but not limited to, those relating to privacy, anti-terrorism and those prohibiting discrimination based upon race, national origin, ethnic background, creed, age, sex, disability, or any other unlawful discrimination. You will not refuse coverage or limit the amount or type of coverage on a residential property based upon its age, market value, or its location in an urban or minority neighborhood, or any factor other than as permitted by law and the underwriting standards and rules established by us and communicated to you.

9. You will retain original applications, supplemental applications and related policy documents for policies you upload electronically to us. You will retain these documents for the longer of the period of time that we specify or is required by law. You will promptly provide us with these documents upon request.

**General Provisions (Continued)**

10. You will advise us if you or one of your officers, partners, principals, owners, employees or producers is, or has been, convicted of a federal or state felony crime involving dishonesty or breach of trust. This requirement applies whether or not we appointed or intend to appoint such persons. You do not have to advise us if the person with the conviction has received the appropriate state insurance regulator's specific written consent to engage or participate in the business of insurance, provided the form of the consent complies with the Federal Violent Crime Control and Law Enforcement Act of 1994 (18 U.S.C. §1033(e)(2)).

**III. Ownership of Expirations**

Except as otherwise provided for in this contract:

1. The use and control of your expirations, including direct billed business, your records and work product, will remain your property.
2. We will not use our records of your expirations in the marketing of any form of insurance coverage that would abridge your rights of ownership, use and control, unless you authorize us to do so.
3. We will not take any action that could be construed as moving a policy from you to another one of our agents without authorization from the policyholder, unless required to do so by law. A policyholder's statement designating another one of our agents will be binding upon you.

**IV. Commissions**

1. We will pay commission at rates shown on the attached Commission Schedule(s). On policy premiums that you collect, other than direct bill, you may retain commission on the amount collected.
2. We may change the Commission Schedule(s) by written notice to you. The change in the Commission Schedule(s) will apply to policies written or effective on, or after, the date specified in the notice. We will provide at least 90 days notice whenever a reduction in commission is involved. If we reduce a commission rate, we will not further reduce that commission rate for at least a twelve-month period.
3. You will refund to us commission paid on canceled policies and reductions in premium at the same rate we paid commission to you. You do not have to refund commission on collected earned premium amounts.

## V. Billing

### 1. Direct Bill

For policies where we bill policyholders directly:

We will:

a. indicate your name prominently on all releases;

b. bill the policyholder or payor directly for all premiums due us, and we will be responsible for collection of direct billed premium following your collection of any initial premium; and

c. pay commission in a timely manner as described in our direct bill procedures which we will furnish you upon request.

You will:

a. collect and remit any down payments that we require for direct bill business;

b. remit to us any premiums that you receive on direct bill business without deducting any commission;

c. return commission paid by us on direct bill premium that we do not collect at the same rate at which commission was paid to you; and

d. waive any right to a commission on premium due on direct bill policies once premium collection is referred to a collection agency or any collection unit of ours.

### 2. Accounting and Collections - Other Than Direct Bill

a. By the first day of the month in which payment is due, we will provide you with a monthly statement of premiums. The monthly statement will consist of premiums for individual policies, endorsements, and premium bearing instruments that were issued and effective in the statement month prior to the closing date. It will also list items that were effective in prior months, but not previously billed.

b. You are obligated to remit to us the amount shown on the monthly statement, whether or not you have collected all of the items included in the statement. We must ***receive your payment by the 15th day*** of the second month following the monthly closing date for that statement using the payment procedure mutually agreed upon. If you advance premiums on behalf of policyholders, you are doing so at your own risk.

c. If our accounting department receives your written request to delete an item from the monthly statement by the 10th day of the month in which payment is due, we will adjust the monthly statement if we determine that the item should not have appeared on the statement.

d. You are responsible for payment of any earned premium on policies, endorsements, or premium bearing instruments unless you return them to us for flat cancellation with satisfactory evidence that no coverage was afforded. If the return premium due to flat cancellation of the policy, endorsement, or premium bearing instrument is delayed beyond the monthly statement preparation date, credit for the amount of any unearned premium will be included in the statement for the month in which the amount of unearned premium is established.

e. If a delay in the issuing of a policy, endorsement, or premium bearing instrument occurs, and we issue either a premium bearing instrument or an individual bill, you are obligated to remit premium to us. Payment from you on individual bills is due on the date specified on the bill. Premium bearing instruments will be included on the monthly statement for the month in which they are issued.

Billing (Continued)

f. If you cannot collect additional premiums that are determined after policy expiration and advise our accounting department in writing of that by the 10th day of the month in which the payment is due, you are relieved of the responsibility for collecting the premium. You will have no commission interest on such additional premium.

3. General Billing Provisions

a. You will hold all funds you collect or receive on our behalf in a fiduciary capacity. You will not use those funds for any purpose except as we may specifically authorize. You will pay such funds to us according to the terms of this Contract. Until we receive those funds, you are responsible for their safety and bear the risk of loss. You will follow all instructions that we give with respect to the funds you hold on our behalf.

b. You will cooperate and assist us in any collection effort including the collection of premium due on policies that we refer to a collection agency or any collection unit of ours.

c. If you are in default in any financial obligation due us or any of our other property casualty insurance affiliates and subsidiaries, we may offset any funds you owe us or our affiliates and subsidiaries against any commission, profit sharing, or other payment, we owe you.

d. If you have not properly paid us premiums or other indebtedness for which you are liable:

1) We may require that all policies be billed directly by us;

2) We may terminate this Contract immediately by written notice;

3) You grant us a security interest in your policy expirations, and appoint us as your attorney in fact to execute and file any form, financing statement, or other document necessary to perfect the security interest; and

4) Your policy expirations and related policyholder records become our property.

If we sell, or otherwise transfer your rights to policies, we will give you an accounting and pay you any amount we receive, net of all expenses incurred, which exceeds the premiums or indebtedness you owe us. If we do not recover enough to offset all amounts that you owe us, you are still responsible to us for any unpaid amounts.

In the exercise of our right to collect any indebtedness due us through the use and control of such expirations, we will use reasonable business judgment in selling such expirations.

We will not convert all your policies to direct bill, take a security interest, or assume ownership of your policy expirations, solely because of routine differences in accounting records.

e. We will furnish you upon request information about our procedures on premium financing, policy cancellation, direct bill, installment payments, and other collection and accounting matters.

VI. Termination and Withdrawal of Authority

1. You may terminate this Contract at any time by giving us advance written notice.

2. We may terminate this Contract or withdraw your authority for any business indicated in Section II.1 (for purposes of this Section VI "withdrawal of authority"), as follows:

   a. If you are in compliance with all of your obligations to us, and all applicable statutes and regulations, by giving you 90 days advance written notice of the contract termination or withdrawal of authority.

      Provided you are in compliance with all of your obligations to us, and all applicable law and regulations, at your written request, we will renew for one additional annual term, any policies expiring within a twelve-month period following the notice date of our termination or withdrawal of authority. **Your request must be received by us within 30 days of our giving you notice of termination or withdrawal of authority.** We will pay commission at the rate in effect at the time of notice of termination or withdrawal of authority. We will only renew policies meeting our underwriting standards in place at the time of renewal.

   b. If you are not in compliance with all of your obligations to us, or all applicable law and regulations, immediately by giving written notice to you.

   c. Immediately without notice to you, if:
      1) Your license to engage in the business of insurance is suspended or revoked by any regulatory authority; or
      2) You abandon your business. If you abandon your business, your expirations become our property.

3. Effective upon notice of contract termination by either you or us, you may not accept applications for policies or bind any new or renewal policies on our behalf without our prior approval. Unless we give you other instructions, you may only bind policy endorsements or amendments that do not change the hazard that is insured or the amount of insurance. These same restrictions apply to the applicable type of business as soon as we give you notice of withdrawal of authority.

4. After the effective date of termination or withdrawal of authority, the terms and conditions of this Contract continue to apply to post-termination policy transactions, except that we have the right to change the accounting and collection method used. We will send written notice to you of any such change.

5. Except for policies renewed at your request during the twelve-month renewal option period in subparagraph VI. 2.a. above, if we are required to renew any policy after contract termination or withdrawal of authority,

   a. We will renew the policy through you only if an insurance statute or regulation requires us to do so.

   b. We will not pay you commission unless an insurance statute or regulation requires us to do so, whether or not the policy is renewed through you.

   c. If we are required by an insurance statute or regulation to pay you commission and we are not prohibited by law, we may reduce the commission rate upon giving you written notice.

6. We will furnish you a record of policyholders and expiration dates if you request it from us and have paid all balances due us.

7. In the event of contract termination or withdrawal of authority, we will provide appropriate notice to the affected policyholders of our intent to not renew their policies.

## VII. Indemnification

1. We will indemnify and hold you harmless against all civil and administrative liability, including reasonable attorney's fees and reasonable costs of investigation and defense, arising as a direct result of:

   a. Our error or omission in preparing, processing, billing or servicing any policy or endorsement, except to the extent that you caused, contributed to, or compounded such error;

   b. Failure of a policyholder to receive notice of cancellation, nonrenewal, or any notice affecting coverage on direct bill business, where we send notices directly to the policyholder, except to the extent that you caused, contributed to, or compounded such failure;

   c. Our actual or alleged failure to comply with the requirements of the Fair Credit Reporting Act, Federal Truth in Lending Law, Fair Credit Billing Act, federal and state privacy laws, or failure to comply with the requirements of any other laws where you are using forms supplied by us, or following instructions or procedures established by us, except to the extent that you caused, contributed to, or compounded such failure;

   d. Our acts or omissions in our performance of loss control counseling, inspections, or similar work, or in the preparation of appraisals for your customers, except to the extent that you caused, contributed to, or compounded such acts or omissions; or

   e. Your use of forms supplied by us, or following instructions or procedures established by us, including forms, instructions or procedures related to the use of our insurance scoring process on new or renewal business, except to the extent that your actual or alleged liability was caused, contributed to, or compounded by your failure to properly use such forms, or follow our instructions or procedures.

   You will give us written notice as soon as you receive notice of any action relating to the liabilities referred to above. We will be entitled, but not required, to participate in such action or to assume the defense of any such action. If you fail to promptly notify us of any action, or fail to cooperate fully with us in the defense of such action, we will be relieved of our indemnification obligations regardless of whether or not we are prejudiced.

2. You will indemnify and hold us harmless against all civil and administrative liability, including reasonable attorney's fees and reasonable costs of investigation and defense, arising as a direct result of your acts, errors or omissions except to the extent that we caused, contributed to, or compounded such act, error or omission. We will give you written notice as soon as we receive notice of any action relating to the liabilities referred to in this subparagraph. If we fail to promptly notify you of any action, or fail to cooperate fully with you in the defense of such action, you will be relieved of your indemnification obligations regardless of whether or not you are prejudiced.

## VIII. Arbitration

If any dispute or disagreement arises in connection with any interpretation of this Contract, its performance or non-performance, or any figures or calculations used, both parties will make every effort to meet and settle the dispute in good faith informally. If both parties cannot agree to a settlement of the dispute or disagreement, and if the dispute or disagreement does not involve our termination of this Contract or withdrawal of authority for any business, the matter in controversy will, upon written request of either party, be settled by arbitration. Arbitration will be conducted by JAMS, in accordance with its Arbitration Rules and Procedures then in effect. The arbitrator(s) will be chosen from JAMS' panel of arbitrators. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. A written and signed determination of the arbitrator(s) will be final and binding on the parties.

## IX. Other Provisions

1. You may not assign or transfer this Contract, or any benefit or right under this Contract without our written consent.

2. We may amend this contract by giving you 90 days advance written notice, except for commission changes, which are governed by Section IV. Commissions. This Contract may also be amended in writing by mutual consent.

3. Upon our written request you will make available to us or our authorized representatives your books, records and related documents for inspection and audit. You will make these available during regular business hours at the place such books and records are kept. You will, also, upon our request, promptly provide us copies of applications, policies and related documents related to business you have with us.

4. You will notify us upon the sale, change in majority ownership, assignment, transfer, merger, or other change in control, of your agency, including the sale, assignment or transfer of all or a substantial portion of your agency's assets.

**Agency**

By: [signature]
Its Authorized Representative

DAVID BOENKER
Name

CEO
Title

11-10-04
Date

**Company**

By: Mary T. Restelli
Its Authorized Representative
Mary T. Restelli
Assistant Director
Name

Title

Date

DEC 2004 AGENCY ADMINISTRATION

Stevens & Lee
DRAFT
September 27, 2005

# EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT, made this _____ day of ________, 2005 (the "**Agreement**"), between KEYSTONE INSURERS GROUP, INC., a Pennsylvania corporation, and its subsidiaries and affiliates (the "**Company**"), and David E. Boedker, an adult individual (the "**Executive**"), recites and provides:

## RECITALS:

WHEREAS, the Company wishes to continue to employ the Executive and to provide the Executive with enhanced benefits, including a stock option award, and the Executive desires to continue to be employed by the Company, all in accordance with and subject to the terms and conditions set forth herein;

WHEREAS, the parties are entering into this Agreement to set forth and confirm their respective rights and obligations with respect to the Executive's employment by the Company and the Company desires to employ the Executive on the terms and conditions set forth in this Agreement.

## AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, conditions and agreements herein set forth, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Effective Date. This Agreement shall be effective on and as of January 1, 2005 (the "Effective Date") and supercedes all prior employment agreements between the Company and the Executive, including that employment agreement between the Company and the Executive dated April 30, 2002, except for phantom stock benefits due and owing the Executive under any prior employment agreements that are the subject of a separate written agreement between the Executive and the Company which shall provide for the calculation and payment of those phantom stock benefits to the Executive.

2. Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve, as President and Chief Executive Officer (CEO) of the Company commencing on the Effective Date hereof, on the terms and conditions set forth in this Agreement. The Executive agrees to perform such services customary to such office as shall from time to time be assigned to the Executive by the Board of Directors. The Executive further agrees to use the Executive's best efforts to promote the interests of the Company and to devote the Executive's full business time and energies to the business and affairs of the Company. The Executive agrees that during the term of this Agreement, the Executive shall provide full-time service to the Company and shall refrain from performing services for others except to the extent required by the Company. The Executive shall abide by the policies and regulations as established from time to time by the Board of Directors of the Company. Notwithstanding anything to the contrary herein, Executive's current involvement in Associated Insurance Management, Inc. shall not be affected, curtailed or prohibited in any manner by this Agreement.

3. Standard of Performance. The Executive agrees that he will faithfully, expeditiously, and to the best of his ability, experience, talent and skill perform all duties that may be required of and from him to the satisfaction of, and according to the standards set forth by, the Company and shall devote all of his business time, attention skills and energies exclusively to the affairs and business of the Company.

4. Term.

4.1. Subject to the remaining provisions of this Agreement below, this Agreement shall be effective from January 1, 2005, and shall continue for an initial term of five (5) year(s), i.e., until December 31, 2010 (the "Initial Term").

4.2. Unless otherwise terminated in writing as provided herein, this Agreement shall automatically be extended for successive terms of five (5) years, subject to the same terms, conditions and limitations as applicable to the Initial Term (the "Renewal Term"), unless either the Company or the Executive notifies the other by written notice of its or his intention not to renew this Agreement not later than one hundred and twenty (120) calendar days before the conclusion of the then current term of this Agreement, in which event this Agreement shall terminate on December 31 of such year and, except as provided in this Agreement, neither party shall be further bound by its provisions. In the event of a nonrenewal of this Agreement by the Company, the Company shall pay the Executive a severance benefit in one lump sum in the amount equal to twenty-four (24) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Initial Term and all subsequent Renewal Terms shall be collectively referred to herein as the "Term" of this Agreement.

5. Compensation and Other Related Matters.

5.1. Salary. As compensation for services rendered hereunder, the Executive will receive a salary in the annualized amount of One Hundred Forty-Five Thousand, Nine Hundred Fifty-Six and 00/100 Dollars ($145,956) in 2005 and Two Hundred Thirty-Five Thousand and 00/100 Dollars ($235,000) in 2006, less applicable deductions including but not limited to, federal, state and local withholding, social security, Medicare and other taxes (the "Annual Salary"), which amount shall be paid to the Executive in accordance with the prevailing payroll practices of the Company.

With regard to Executive's salary in years 2006 and 2007, if Executive's total compensation under this agreement in years 2006 and 2007 falls below what he would have earned under the employment agreement between the Company and the Executive dated April 30, 2002, the shortfall in each of those years will be paid to the Executive in stock options. The number of stock options to be granted will be determined by taking the total dollar shortfall and dividing it by ten thousand ($10,000) dollars. The options would immediately vest and be exercisable for 10 years at ten thousand ($10,000) dollars per share.

5.2. Executive Officer Bonus Pool. The Executive will participate in a bonus pool established by the Company whereby the Executive may receive a bonus less withholdings and other taxes and deductions, from an executive officer bonus pool. The Executive shall receive 24% of the pool which shall be calculated as follows:

**Pool Components**

Part "A" – 1 % of the total contingency/profit sharing commissions received by the Company.

Part "B" – the EBITA of the Company including the results of all subsidiary companies will be calculated at the close of each fiscal year (the "Profit"). Further, the revenue growth of the Company will be determined as a percentage in relationship to the revenues of the Company in its immediately preceding fiscal year. Revenue growth and EBITA will then be applied to the following table to arrive at the percentage of the Company's EBITA which will be placed in the executive officer's bonus pool as follows:

| Revenue Growth | <0% | 0% | 5% | 10% | 15% | 20% | 25% or more |
|---|---|---|---|---|---|---|---|
| EBITA % will be | 0% | 5% | 10% | 15% | 20% | 25% | 30% |

In the fiscal years 2005 and 2006 EBITA of the Company will be adjusted upwards by $600,000 in 2005 and $300,000 in 2006 if the following revenue projections of the Company are realized or exceeded as depicted in the "Legacy Plan" of the Company as follows: 2005 total revenue goals: $2,598,409, 2006 total revenue goal: $3,543,391. In each of 2005 and 2006 the percentage of EBITA will be a minimum of 15% unless a higher percentage is warranted under "Part B" above based on the actual revenue growth of the Company.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 24% of the total options granted.

The amount of options to be issued will be determined as follows:

The amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

In 2007 and beyond, no adjustments will be made to the EBITA performance of the Company.

Any amounts payable pursuant to this Section 5.2 shall be paid to the Executive on or before June 30 of the year following the year for which the bonus is calculated.

Notwithstanding any provision of this Agreement to the contrary, in the event that any payment by the Company under this Agreement would be subject to the 20% addition to tax imposed by Section 409A of the Code, or any interest or penalties with respect to such addition to tax (such addition to tax and any such interest and penalties being hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive shall retain an amount of the Gross-Up Payment free and clear of all claims, taxes and impositions equal to the Excise Tax.

5.3. Benefits. The Executive will be able to participate, to the extent such participation does not violate any applicable statute, rule or regulation and is permitted by the benefit contracts, in all benefit programs of the Company which are in effect for the Company's employees from time to time, including 401K Plan, health insurance, group life insurance, and long term disability insurance. The Executive shall be entitled each year to vacation for a period or periods of time not inconsistent with the normal policy of the Company in effect from time to time, during which periods the Executive's compensation shall be paid in full. This Agreement shall not be construed to limit in any respect the Company's right to establish, amend, modify, or terminate any benefit plan or policy or to require prior notice thereof.

5.4. Stock Option Awards. The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest immediately.

The Executive shall receive 24% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 24% to determine the number of options the Executive is entitled to.

5.5. Reimbursement of Expenses. The Company will reimburse, on a monthly basis, all out-of-pocket expenses incurred by the Executive in pursuit of the Company's business, including mileage (only for those Executives who were not provided with a Company automobile, at the rate specified by the Internal Revenue Service, from time to time, for reimbursement of automobile mileage), airfare, lodging and meals. The Executive shall produce receipts or other documentation in accordance with the reimbursement policies of the Company in effect from time to time prior to the Executive's entitlement to reimbursement.

5.6. Pension, Profit Sharing, Bonuses, Stock Option Awards. In addition to the 401k plan, the Executive shall be eligible to participate in any pension, profit sharing plan, bonus plan, stock purchase or stock option award of the Company which is in effect for the Company's employees from time to time.

5.7. Annual Increases. The Executive's base salary shall be increased annually beginning in 2007 at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the Executive by dividing the percentage of increase by 2, resulting in the percentage of adjustment, subject to a minimum (regardless of growth in fair market value) of 3% and a maximum of 10% (regardless of growth in fair market value).

Example:

- 1% growth in fair market value = 3% base salary adjustment
- 20% growth in fair market value = 10% base salary adjustment
- 40% growth in fair market value = 10% base salary adjustment
- Adjustments will be considered effective as of January 1st of each year.

5.8. Other Benefits. The fringe benefits, perquisites and other benefits of employment to be provided to the Executive will be equivalent to such benefits and perquisites as are provided to other executive officers of the Company as amended from time to time.

5.9. Automobile Insurance. The Executive shall be responsible for maintaining automobile insurance for himself in an amount not less than one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000) in the aggregate in any policy year during the Term of this Agreement.

5.10. Entire Compensation. The compensation provided for in this Agreement shall constitute the full consideration for the services to be rendered by the Executive to the Company hereunder.

6. Termination.

6.1. Termination upon Death. In the event of the death of the Executive during the term of this Agreement, the Executive's employment shall terminate effective as of the date of the Executive's death and the Company shall not have any further obligations or liability hereunder except to pay to the Executive's estate the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the Executive's date of death, together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of death of the Executive. Further, all Stock Option Award options granted to the Executive will be immediately vested and be exercisable. The Executive's Beneficiary must exercise within one hundred twenty days (120) of being placed on written notice via Certified Mail of the existence of the options with a complete explanation of the Beneficiary's rights or forfeit the Executive's Stock Option Award options and participation in the Stock Option Award will then terminate; it being understood that should the Company re-value the Company's stock during the Beneficiary's exercise period, then the Beneficiary shall have the option of selecting the old or new valuation when exercising the option.

6.2. Termination upon Total Disability. In the event of the Total Disability (as that term is hereinafter defined) of the Executive for a period of ninety (90) days (which shall be consecutive) during any consecutive twelve month period, the Company shall have the right to terminate the Executive's employment hereunder by giving the Executive thirty (30) days' written notice thereof, and upon expiration of such thirty (30) day period, the Company shall not have any further obligations or liability hereunder except to pay to the Executive the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the date of termination together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of the termination of the Executive's employment. Further, all Stock Option Award options will be immediately vested and be exercisable. The Executive must immediately exercise or forfeit his stock options and participation in the Stock Option Award will then terminate.

The term "Total Disability," when used herein, shall have the meaning set forth in Keystone Insurers Group, Inc.'s Long Term Disability Insurance Plan.

6.3. Date of Payment. Payments of unpaid compensation and accrued but unpaid benefits required pursuant to Sections 6.1 and 6.2, if any, shall be made within thirty (30) days of the date of death or the effective date of the termination of employment upon Total Disability, as the case may be.

6.4. Termination by the Company for Cause. The Company may discharge the Executive and thereby terminate his employment hereunder with Cause for the following reasons:

6.4.1. the failure to perform the duties or responsibilities of his position as those may be delegated or assigned to the Executive (other than by reason of death or total disability);

6.4.2. the failure of the Executive to devote his full time and best efforts to the performance of his duties under this agreement;

6.4.3. any gross or willful misconduct in the performance of his duties under this agreement;

6.4.4. any material breach of any covenant or agreement contained herein;

6.4.5. engaging in conduct that constitutes material dishonesty or involves moral turpitude with respect to the Company or its relationships with others;

6.4.6. engaging in intentional conduct that causes material damage to the Company or its business reputation;

6.4.7. conviction (by trial or guilty plea) or a plea of non-contest, nolo contendere or similar plea to a felony (or misdemeanor which the Company determines to have or could have an adverse effect on the Company or its reputation) which has become nonappealable;

6.4.8. adjudication as an incompetent;

6.4.9. violation of any material and reasonable policy, rule or regulation that may be established by the Company from time to time for the conduct of the Company's business, including but not limited to any policy related to substance abuse; provided, however, that with respect only to subsections 6.4.1, 6.4.2 and 6.4.4 of this Section 6, the Company shall not discharge the Executive for cause unless the Executive fails, refuses or for any reason does not cure such violation to the reasonable satisfaction of the Company within thirty (30) days following written notice from the Company that there exists a reason for discharge for cause, provided that the Company nonetheless may discipline the Executive for such conduct even if the violation is cured. In the event that the Company shall discharge the Executive pursuant to this Section 6.4, the Company shall not have any further obligations or liability hereunder except to pay the Executive the portion, if any, of the Executive's Annual Salary for the period up to the date of termination which remains unpaid, plus the Executive's vested benefits, including vested stock options, and all stock options previously granted to the Executive which were immediately exercisable prior to the Executive's termination shall be exercised immediately and participation in the Stock Option Award terminated, except that the Company may place a sum representing any offsetting claims in escrow pending the resolution of any offsetting claims which the Company may have against the Executive.

The Company shall not discharge the Executive for cause (a) without providing the Executive with written notice of the violation, (b) without allowing the Executive a hearing before the Board of Directors no sooner than 30 days but no later than 60 days following the written notice of the violation where the Executive shall be allowed the full fair opportunity to defend his actions, (c) without the affirmative vote of 75% of the members of the Board of Directors, which agrees that such violation exists and (d) without the affirmative vote of 75% of the members of the Board of Directors that the violation should not be waived. The Executive shall be provided written notice of the decision of the Board.

The Executive shall not be subject to termination for following and/or executing Company policies that are found to violate any statutes or regulations or rules that apply to the Company or if the Company's polices are found to be illegal by local, state or federal agencies, officials or law enforcement officers.

6.5. <u>Termination Other Than For Cause</u>. The Company may terminate the Executive's employment during the Term of this Agreement at any time for any reason other than "cause" upon thirty days (30) written prior notice to the Executive. In the event that the Company voluntarily terminates the Executive's employment pursuant to this Section 6.5, except as otherwise provided in Section 7, the Company shall pay the Executive in one lump sum an amount equal to twenty-four (24) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Executive shall also receive any vested benefits, including vested stock options, and the Executive's stock options will be immediately exercisable. The Executive must immediately exercise or forfeit his stock options and his participation in the Stock Option Award will then terminate. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

6.6. Termination by the Executive. The Executive shall provide the Company, in writing, a minimum of one hundred and twenty (120) days' notice of his intent to terminate his employment with the Company. In the event such notice is not provided, or less than one hundred and twenty (120) days notice is provided, the Executive shall receive his Base Salary for work actually performed and any vested benefits, including but not limited to vested benefits under the Company's Stock Option Award; provided that the value of the stock options shall be reduced by 8%. Further, if the requisite notice is not provided or less than one hundred and twenty (120) days notice is provided, any exercisable stock options under the Stock Option Award will be immediately exercisable and the Executive shall exercise or forfeit such options immediately and if exercised shall receive the cash value of the stock options reduced by 8%.

7. Extraordinary Event.

7.1. In case of an Extraordinary Event as defined herein which results in the termination of the Executive's employment with the Company or if the Executive is not terminated but receives an inferior compensation package (as hereinafter defined): (1) the Company shall pay the Executive in one lump sum an amount equal to thirty-six (36) months of the Executive's Annual Salary at the rate in effect at the date of the Extraordinary Event, regardless of the Executive's tenure with the Company; (2) the Executive will become fully vested in his Stock Option Award; (3) all stock options will be immediately exercisable.

7.2. "Extraordinary Event" means any of the following events:

(a) any person (as such term is used in Rule 13d-5 under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or a Subsidiary, becomes the beneficial owner of fifty percent (50%) or more of the Common Stock or of securities of the Company that are entitled to vote generally in the election of directors of the Company ("Voting Securities") representing fifty percent (50%) or more of the combined voting power of all Voting Securities of the Company.

(b) individuals who, as of the Agreement Date, constitute the Board (the "Incumbent Directors") prior to the Event cease for any reason to constitute a majority of the members of the Board after the Event; or

(c) approval by the stockholders of the Company of any of the following:

(1) a merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the Persons who were the respective beneficial owners of the outstanding Common Stock and Voting Securities of the Company immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, fifty percent (50%) or more of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(2) a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company, or

(3) an Initial Public Offering on Form S-1, meaning the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

Notwithstanding the foregoing, there shall not be an Extraordinary Event if, in advance of such event, the Executive agrees in writing that such event shall not constitute an Extraordinary Event.

7.3. "Inferior compensation package" for an Executive means a reduction of fifteen percent (15%) or more of the Executive's total compensation.

7.4. In the event that the amounts and benefits payable under this section, when added to other amounts and benefits which may become payable to the Executive by the Company (the "Payments"), are such that he becomes subject to the excise tax provision of Code Section 4999, the Company shall pay him such additional amount or amounts (the "Gross-Up Payment") as will result in his retention (after the payment of all federal, state and local excise, employment, and income taxes with respect to the Payments) of a net amount equal to the net amount he would have retained had the initially calculated Payments been subject only to income and employment taxation).

7.5. For purposes of determining the Gross-Up Payment, the Executive shall be deemed to be subject to the highest marginal federal, state, local and (if relevant) foreign tax rates. All calculations required to be made under this subsection shall be made by the Company's independent public accountants, subject to the right of Executive's representative to review the same. All such amounts required to be paid shall be paid at the time any withholding may be required under applicable law, and any additional amounts to which the Executive may be entitled shall be paid or reimbursed no later than 15 days following confirmation of such amount by the Company's independent accountants. In the event any amounts paid hereunder by the Company are subsequently determined to be in excess of the amounts owed because estimates were required or otherwise, the Executive will reimburse the Company to correct the error upon written notice from the Company, together with written confirmation of the same by the Company's independent accountants, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed). In the event any amounts paid hereunder by the Company are subsequently determined to be less than the amounts owed (or paid later than when due) for any reason, the Company will pay to the Executive the deficient amount, together with (i) interest at the rate he is required to pay taxing authorities, plus (ii) any penalties assessed against him by such authorities. Prior to its payment to the Executive, the Company shall be entitled to request the deliver of proof (by calculations made by the Executive's accountant or, in the case of tax assessments, the Executive's deliver of copies of such assessments) of the underpaid amounts and any interest or penalties assessed by taxing authorities. The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

8. Non Assignability. The rights, duties, obligations and benefits of the Executive under this Agreement are personal to him and no such right, duty, obligation or benefit shall be subject to voluntary or involuntary alienation, assignment, delegation or transfer. The Company shall have the right to assign its rights hereunder to any direct or indirect subsidiary or affiliate of the Company or any successor in interest of the Company whether by merger, consolidation, purchase/sale of assets or otherwise.

9. Entire Agreement and Modifications. This Agreement contains the entire agreement of the parties and no promises or representations were made or relied upon by either party other than those expressly set forth herein. This Agreement supersedes any and all other employment arrangements, agreements or understandings between the parties whether written or oral, if any, each of which shall be deemed merged herein. No change, alteration or modification hereof may be made except in a writing signed by the parties hereto.

10. Confidentiality and Restrictive Covenants.

10.1. Acknowledgments. The Executive acknowledges that:

(a) the business in which the Company is engaged is intensely competitive and the Executive's employment by the Company will require that the Executive have access to and knowledge of confidential and proprietary information of the Company, including, but not limited to, all of the Company's plans for creation, acquisition or disposition of products or publications, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, business plans, customer lists, prospects, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business (collectively, "Confidential and/or Proprietary Information");

(b) the Executive's compliance with the covenants in this Section 10 is necessary to protect the goodwill and other proprietary interests of the Company;

(c) the direct or indirect disclosure of any Confidential and/or Proprietary Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

(d) the Executive's training, experience and expertise, the Executive's services to the Company will be special and unique; and

(e) if the Executive leaves the Company's employ to be engaged, directly or indirectly, for a competitive business, in any capacity, and solicits the Company's employees or clients, it would cause the Company irreparable harm.

10.2. Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential and/or Proprietary Information relating to the business, products and services of the Company, any subsidiary, affiliate or customer shall be and remain the sole property and confidential and/or proprietary business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the Confidential and/or Proprietary Information except in the performance of the Executive's duties hereunder and not to use or disclose the information to third parties, without the prior written consent of the Company, whether or not such Confidential and/or Proprietary information was discovered or developed by the Executive. The obligations of the Executive under this section, "Confidentiality and Restrictive Covenants", shall survive any termination of this Agreement.

Upon the termination of the Executive's employment from the Company, or at any time upon the request of the Company, the Executive (or his heirs or personal representative) shall deliver to the Company: (a) all documents and materials of any kind containing confidential information relating to the business or affairs of the Company or any of its affiliates, customers or clients (in whatever medium such documents and materials exist) and (b) all other documents, materials and other property belonging to the Company or its affiliates, customers or clients that are in the possession or under control of the Executive.

10.3. Non-Solicitation Covenant. Until the date which is two (2) years after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions:

(a) persuade or attempt to persuade any client or franchisee of the Company to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

(b) solicit for the Executive or any entity, the business of a client of the Company or any of its subsidiaries or affiliates, or solicit any business which was a client of the Company or any of its subsidiaries or affiliates within six (6) months before or after the termination of the Executive's employment;

(c) initiate any attempt to persuade any employee of the Company or any of its subsidiaries or affiliates, to leave the employ of the Company or any of its subsidiaries or affiliates or to otherwise perform work or provide services, directly or indirectly, for the Executive or any entity with which the Executive is affiliated.

10.4. Intellectual Property. The Executive hereby agrees that any and all improvements, inventions, discoveries, formulae, processes, methods, know-how, computer software, confidential data, trade secrets and other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of the Executive's employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive to the Board of Directors and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Board of Directors of the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid. To the fullest extent required, the Executive hereby assigns, transfers and conveys to the Company all of the Executive's right, title and interest in and to all such property rights. The Executive agrees that in the event of publication by the Executive of any written or graphic materials, the Company will retain and own all rights to such materials, including the right of copyright. The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights or other similar protections of the Company with respect to such inventions as are to be the Company's exclusive property as against the Executive under this paragraph 10.4 or to vest in the Company title to such inventions as against the Executive, the expense securing any such patent or copyright to be borne by the Company.

11. Breach by Executive. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by the Executive of the terms and conditions of the Agreement to be performed by the Executive, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any breach of this Agreement, or to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of the Executive's obligations under Section 10 above would cause the Company irreparable and continuing harm, that no adequate remedy at law would be available in respect thereof, and that therefore the Company would be entitled to injunctive relief with respect thereto.

12. Arbitration. In the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any claims of discrimination, breach of contract, etc., between the Company and the Executive (except any dispute with respect to Section 10 hereof), such dispute shall be settled by arbitration in Northumberland County, Pennsylvania in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. Judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Section 10, the parties shall not be required to arbitrate such dispute or claim but shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder, unless by written mutual consent of all parties. It being a condition of this agreement to arbitrate any dispute that any such arbitration be completed within one hundred twenty (120) days from the date that the dispute is referred to arbitration; it being understood that if the arbitration is not complete within the one hundred twenty (120) days, that the parties shall have the right to institute judicial proceedings in any court of competent jurisdiction.

13. Miscellaneous.

13.1. Effect of Agreement. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, the successors and assigns of the Company and the heirs and personal representative of the Executive. The Executive's obligations and duties under this Agreement shall not be assigned by nor are they assignable by the Executive. Termination of employment as provided in Section 6 of this Agreement shall terminate this Agreement, except that Section 10 of this Agreement shall remain in effect for the periods specified therein.

13.2. Notices. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by United States registered mail, return receipt requested, addressed as follows:

| | |
|---|---|
| If to the Company: | Keystone Insurers Group, Inc.<br>1995 Point Township Drive<br>Northumberland, PA 17857-8856<br>Attention: President, Board of Directors |
| If to the Executive: | David E. Boedker<br>16 Edgewood Drive<br>Danville, PA 17821 |

or to such other address as either party may designate by written notice to the other, which notice shall be deemed to have been given upon receipt.

13.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law rules thereof.

13.4. Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

13.5. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

13.6. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of such subject matter.

13.7. Modification. This Agreement shall not be amended, modified, supplemented or terminated except in writing and executed by the parties.

13.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

13.9. Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

13.10. Survival of Confidentiality and Non-solicitation Covenants. The provisions of Section 10 hereof shall survive the termination of this Agreement.

14. Executive's Representations. The Executive represents and warrants as follows:

14.1. All information provided by the Executive in consideration for employment by the Company is true to the best of the Executive's knowledge. Further, the Executive warrants that the Executive is not restricted by, and has no conflict of interest derived from, any employment or other agreement or any other interest or obligation that would interfere with the Executive's performance on behalf of the Company, and that the Executive shall inform the Company immediately should such a restriction or conflict arise. The Executive understands and acknowledges that any misstatements, misrepresentations or lack of candor by the Executive may be grounds for immediate discharge by the Company and may subject the Executive to damages for any harm caused to the Company.

14.2. The Executive has read and understands the terms of this Agreement, has had an opportunity to ask questions and to review this Agreement with legal counsel of the Executive's choice, is not relying upon any advice from the Company in this regard and is voluntarily executing this Agreement with full knowledge of its contents and the effects thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

David E. Boedker
President & CEO

Stevens & Lee
DRAFT
September 27, 2005

# EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT, made this _____ day of ________, 2005 (the "**Agreement**"), between KEYSTONE INSURERS GROUP, INC., a Pennsylvania corporation, and its subsidiaries and affiliates (the "**Company**"), and Michael Azar, an adult individual (the "**Executive**"), recites and provides:

## RECITALS:

WHEREAS, the Company wishes to continue to employ the Executive and to provide the Executive with enhanced benefits, including a stock option award, and the Executive desires to continue to be employed by the Company, all in accordance with and subject to the terms and conditions set forth herein;

WHEREAS, the parties are entering into this Agreement to set forth and confirm their respective rights and obligations with respect to the Executive's employment by the Company and the Company desires to employ the Executive on the terms and conditions set forth in this Agreement.

## AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, conditions and agreements herein set forth, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Effective Date. This Agreement shall be effective on and as of January 1, 2005 (the "Effective Date") and supercedes all prior employment agreements between the Company and the Executive, including that employment agreement between the Company and the Executive dated April 30, 2002, except for phantom stock benefits due and owing the Executive under any prior employment agreements that are the subject of a separate written agreement between the Executive and the Company which shall provide for the calculation and payment of those phantom stock benefits to the Executive.

2. Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve, as Chief Operating Officer (COO) of the Company commencing on the Effective Date hereof, on the terms and conditions set forth in this Agreement. The Executive agrees to perform such services customary to such office as shall from time to time be assigned to the Executive by the Company's Chief Executive Officer. The Executive further agrees to use the Executive's best efforts to promote the interests of the Company and to devote the Executive's full business time and energies to the business and affairs of the Company. The Executive agrees that during the term of this Agreement, the Executive shall provide full-time service to the Company and shall refrain from performing services for others except to the extent required by the Company. The Executive shall abide by the policies and regulations as established from time to time by the Board of Directors of the Company.

3. Standard of Performance. The Executive agrees that he will faithfully, expeditiously, and to the best of his ability, experience, talent and skill perform all duties that

may be required of and from him to the satisfaction of, and according to the standards set forth by, the Company and shall devote all of his business time, attention skills and energies exclusively to the affairs and business of the Company.

4. Term.

4.1. Subject to the remaining provisions of this Agreement below, this Agreement shall be effective from January 1, 2005, and shall continue for an initial term of five (5) year(s), i.e., until December 31, 2010 (the "Initial Term").

4.2. Unless otherwise terminated in writing as provided herein, this Agreement shall automatically be extended for successive terms of five (5) years, subject to the same terms, conditions and limitations as applicable to the Initial Term (the "Renewal Term"), unless either the Company or the Executive notifies the other by written notice of its or his intention not to renew this Agreement not later than one hundred and twenty (120) calendar days before the conclusion of the then current term of this Agreement, in which event this Agreement shall terminate on December 31 of such year and, except as provided in this Agreement, neither party shall be further bound by its provisions. In the event of a nonrenewal of this Agreement by the Company, the Company shall pay the Executive a severance benefit in one lump sum in the amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Initial Term and all subsequent Renewal Terms shall be collectively referred to herein as the "Term" of this Agreement.

5. Compensation and Other Related Matters.

5.1. Salary. As compensation for services rendered hereunder, the Executive will receive a salary in the annualized amount of One Hundred Forty-Nine Thousand, Nine Hundred Eighty and 00/100 Dollars ($149,653), less applicable deductions including but not limited to, federal, state and local withholding, social security, Medicare and other taxes (the "Annual Salary"), which amount shall be paid to the Executive in accordance with the prevailing payroll practices of the Company.

5.2. Executive Officer Bonus Pool. The Executive will participate in a bonus pool established by the Company whereby the Executive may receive a bonus less withholdings and other taxes and deductions, from an executive officer bonus pool. The Executive shall receive 19% of the pool which shall be calculated as follows:

**Pool Components**

Part "A" – 1 % of the total contingency/profit sharing commissions received by the Company.

Part "B" – the EBITA of the Company including the results of all subsidiary companies will be calculated at the close of each fiscal year (the "Profit"). Further, the revenue growth of the Company will be determined as a percentage in relationship to the revenues of the Company in its immediately preceding fiscal year. Revenue growth and EBITA will then be applied to the following table to arrive at the percentage of the Company's EBITA which will be placed in the executive officer's bonus pool as follows:

| Revenue Growth | <0% | 0% | 5% | 10% | 15% | 20% | 25% or more |
|---|---|---|---|---|---|---|---|
| EBITA % will be | 0% | 5% | 10% | 15% | 20% | 25% | 30% |

In the fiscal years 2005 and 2006 EBITA of the Company will be adjusted upwards by $600,000 in 2005 and $300,000 in 2006 if the following revenue projections of the Company are realized or exceeded as depicted in the "Legacy Plan" of the Company as follows: 2005 total revenue goals: $2,598,409, 2006 total revenue goal: $3,543,391. In each of 2005 and 2006 the percentage of EBITA will be a minimum of 15% unless a higher percentage is warranted under "Part B" above based on the actual revenue growth of the Company.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

In 2007 and beyond, no adjustments will be made to the EBITA performance of the Company.

Any amounts payable pursuant to this Section 5.2 shall be paid to the Executive on or before June 30 of the year following the year for which the bonus is calculated.

Notwithstanding any provision of this Agreement to the contrary, in the event that any payment by the Company under this Agreement would be subject to the 20% addition to tax imposed by Section 409A of the Code, or any interest or penalties with respect to such addition to tax (such addition to tax and any such interest and penalties being hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive shall retain an amount of the Gross-Up Payment free and clear of all claims, taxes and impositions equal to the Excise Tax.

5.3. Benefits. The Executive will be able to participate, to the extent such participation does not violate any applicable statute, rule or regulation and is permitted by the benefit contracts, in all benefit programs of the Company which are in effect for the Company's employees from time to time, including 401K Plan, health insurance, group life insurance, and long term disability insurance. The Executive shall be entitled each year to vacation for a period or periods of time not inconsistent with the normal policy of the Company in effect from time to time, during which periods the Executive's compensation shall be paid in full. This Agreement shall not be construed to limit in any respect the Company's right to establish, amend, modify, or terminate any benefit plan or policy or to require prior notice thereof.

5.4. Stock Option Awards. The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.5. Reimbursement of Expenses. The Company will reimburse, on a monthly basis, all out-of-pocket expenses incurred by the Executive in pursuit of the Company's business, including mileage (only for those Executives who were not provided with a Company automobile, at the rate specified by the Internal Revenue Service, from time to time, for reimbursement of automobile mileage), airfare, lodging and meals. The Executive shall produce receipts or other documentation in accordance with the reimbursement policies of the Company in effect from time to time prior to the Executive's entitlement to reimbursement.

5.6. Pension, Profit Sharing, Bonuses, Stock Option Awards. In addition to the 401k plan, the Executive shall be eligible to participate in any pension, profit sharing plan, bonus plan, stock purchase or stock option award of the Company which is in effect for the Company's employees from time to time.

5.7. Annual Increases. The Executive's base salary shall be increased annually at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the Executive by dividing the percentage of

increase by 2, resulting in the percentage of adjustment, subject to a minimum (regardless of growth in fair market value) of 3% and a maximum of 10% (regardless of growth in fair market value).

Example:

- 1% growth in fair market value = 3% base salary adjustment
- 20% growth in fair market value = 10% base salary adjustment
- 40% growth in fair market value = 10% base salary adjustment
- Adjustments will be considered effective as of January 1st of each year.

5.8. Other Benefits. The fringe benefits, perquisites and other benefits of employment to be provided to the Executive will be equivalent to such benefits and perquisites as are provided to other executive officers of the Company as amended from time to time.

5.9. Automobile Insurance. The Executive shall be responsible for maintaining automobile insurance for himself in an amount not less than one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000) in the aggregate in any policy year during the Term of this Agreement.

5.10. Entire Compensation. The compensation provided for in this Agreement shall constitute the full consideration for the services to be rendered by the Executive to the Company hereunder.

6. Termination.

6.1. Termination upon Death. In the event of the death of the Executive during the term of this Agreement, the Executive's employment shall terminate effective as of the date of the Executive's death and the Company shall not have any further obligations or liability hereunder except to pay to the Executive's estate the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the Executive's date of death, together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of death of the Executive. Further, all Stock Option Award options granted to the Executive will be immediately vested and be exercisable. The Executive's Beneficiary must exercise within one hundred twenty days (120) of being placed on written notice via Certified Mail of the existence of the options with a complete explanation of the Beneficiary's rights or forfeit the Executive's Stock Option Award options and participation in the Stock Option Award will then terminate; it being understood that should the Company re-value the Company's stock during the Beneficiary's exercise period, then the Beneficiary shall have the option of selecting the old or new valuation when exercising the option.

6.2. Termination upon Total Disability. In the event of the Total Disability (as that term is hereinafter defined) of the Executive for a period of ninety (90) days (which shall be consecutive) during any consecutive twelve month period, the Company shall have the right to terminate the Executive's employment hereunder by giving the Executive thirty (30) days'

written notice thereof, and upon expiration of such thirty (30) day period, the Company shall not have any further obligations or liability hereunder except to pay to the Executive the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the date of termination together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of the termination of the Executive's employment. Further, all Stock Option Award options will be immediately vested and be exercisable. The Executive must immediately exercise or forfeit his stock options and participation in the Stock Option Award will then terminate.

The term "Total Disability," when used herein, shall have the meaning set forth in Keystone Insurers Group, Inc.'s Long Term Disability Insurance Plan.

6.3. Date of Payment. Payments of unpaid compensation and accrued but unpaid benefits required pursuant to Sections 6.1 and 6.2, if any, shall be made within thirty (30) days of the date of death or the effective date of the termination of employment upon Total Disability, as the case may be.

6.4. Termination by the Company for Cause. The Company may discharge the Executive and thereby terminate his employment hereunder with Cause for the following reasons:

6.4.1. the failure to perform the duties or responsibilities of his position as those may be delegated or assigned to the Executive (other than by reason of death or total disability);

6.4.2. the failure of the Executive to devote his full time and best efforts to the performance of his duties under this agreement;

6.4.3. any gross or willful misconduct in the performance of his duties under this agreement;

6.4.4. any material breach of any covenant or agreement contained herein;

6.4.5. engaging in conduct that constitutes material dishonesty or involves moral turpitude with respect to the Company or its relationships with others;

6.4.6. engaging in intentional conduct that causes material damage to the Company or its business reputation;

6.4.7. conviction (by trial or guilty plea) or a plea of non-contest, nolo contendere or similar plea to a felony (or misdemeanor which the Company determines to have or could have an adverse effect on the Company or its reputation) which has become nonappealable;

6.4.8. adjudication as an incompetent;

6.4.9. violation of any material and reasonable policy, rule or regulation that may be established by the Company from time to time for the conduct of the Company's business, including but not limited to any policy related to substance abuse; provided, however, that with respect only to subsections 6.4.1, 6.4.2 and 6.4.4 of this Section 6, the Company shall not discharge the Executive for cause unless the Executive fails, refuses or for any reason does not cure such violation to the reasonable satisfaction of the Company within thirty (30) days following written notice from the Company that there exists a reason for discharge for cause, provided that the Company nonetheless may discipline the Executive for such conduct even if the violation is cured. In the event that the Company shall discharge the Executive pursuant to this Section 6.4, the Company shall not have any further obligations or liability hereunder except to pay the Executive the portion, if any, of the Executive's Annual Salary for the period up to the date of termination which remains unpaid, plus the Executive's vested benefits, including vested stock options, and all stock options previously granted to the Executive which were immediately exercisable prior to the Executive's termination shall be exercised immediately and participation in the Stock Option Award terminated, except that the Company may place a sum representing any offsetting claims in escrow pending the resolution of any offsetting claims which the Company may have against the Executive.

The Company shall not discharge the Executive for cause (a) without providing the Executive with written notice of the violation, (b) without allowing the Executive a hearing before the Board of Directors no sooner than 30 days but no later than 60 days following the written notice of the violation where the Executive shall be allowed the full fair opportunity to defend his actions, (c) without the affirmative vote of 75% of the members of the Board of Directors, which agrees that such violation exists and (d) without the affirmative vote of 75% of the members of the Board of Directors that the violation should not be waived. The Executive shall be provided written notice of the decision of the Board.

The Executive shall not be subject to termination for following and/or executing Company policies that are found to violate any statutes or regulations or rules that apply to the Company or if the Company's polices are found to be illegal by local, state or federal agencies, officials or law enforcement officers.

6.5. Termination Other Than For Cause. The Company may terminate the Executive's employment during the Term of this Agreement at any time for any reason other than "cause" upon thirty days (30) written prior notice to the Executive. In the event that the Company voluntarily terminates the Executive's employment pursuant to this Section 6.5, except as otherwise provided in Section 7, the Company shall pay the Executive in one lump sum an amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Executive shall also receive any vested benefits, including vested stock options, and the Executive's stock options will be immediately exercisable. The Executive must immediately exercise or forfeit his stock options and his participation in the Stock Option Award will then terminate. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

6.6. Termination by the Executive. The Executive shall provide the Company, in writing, a minimum of one hundred and twenty (120) days' notice of his intent to

terminate his employment with the Company. In the event such notice is not provided, or less than one hundred and twenty (120) days notice is provided, the Executive shall receive his Base Salary for work actually performed and any vested benefits, including but not limited to vested benefits under the Company's Stock Option Award; provided that the value of the stock options shall be reduced by 8%. Further, if the requisite notice is not provided or less than one hundred and twenty (120) days notice is provided, any exercisable stock options under the Stock Option Award will be immediately exercisable and the Executive shall exercise or forfeit such options immediately and if exercised shall receive the cash value of the stock options reduced by 8%.

7. Extraordinary Event.

7.1. In case of an Extraordinary Event as defined herein which results in the termination of the Executive's employment with the Company or if the Executive is not terminated but receives an inferior compensation package (as hereinafter defined): (1) the Company shall pay the Executive in one lump sum an amount equal to eighteen (18) months of the Executive's Annual Salary at the rate in effect at the date of the Extraordinary Event, regardless of the Executive's tenure with the Company; (2) the Executive will become fully vested in his Stock Option Award; (3) all stock options will be immediately exercisable.

7.2. "Extraordinary Event" means any of the following events:

(a) any person (as such term is used in Rule 13d-5 under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or a Subsidiary, becomes the beneficial owner of fifty percent (50%) or more of the Common Stock or of securities of the Company that are entitled to vote generally in the election of directors of the Company ("Voting Securities") representing fifty percent (50%) or more of the combined voting power of all Voting Securities of the Company.

(b) individuals who, as of the Agreement Date, constitute the Board (the "Incumbent Directors") prior to the Event cease for any reason to constitute a majority of the members of the Board after the Event; or

(c) approval by the stockholders of the Company of any of the following:

(1) a merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the Persons who were the respective beneficial owners of the outstanding Common Stock and Voting Securities of the Company immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, fifty percent (50%) or more of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(2) a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company, or

(3) an Initial Public Offering on Form S-1, meaning the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

Notwithstanding the foregoing, there shall not be an Extraordinary Event if, in advance of such event, the Executive agrees in writing that such event shall not constitute an Extraordinary Event.

7.3. "Inferior compensation package" for an Executive means a reduction of fifteen percent (15%) or more of the Executive's total compensation.

7.4. In the event that the amounts and benefits payable under this section, when added to other amounts and benefits which may become payable to the Executive by the Company (the "Payments"), are such that he becomes subject to the excise tax provision of Code Section 4999, the Company shall pay him such additional amount or amounts (the "Gross-Up Payment") as will result in his retention (after the payment of all federal, state and local excise, employment, and income taxes with respect to the Payments) of a net amount equal to the net amount he would have retained had the initially calculated Payments been subject only to income and employment taxation).

7.5. For purposes of determining the Gross-Up Payment, the Executive shall be deemed to be subject to the highest marginal federal, state, local and (if relevant) foreign tax rates. All calculations required to be made under this subsection shall be made by the Company's independent public accountants, subject to the right of Executive's representative to review the same. All such amounts required to be paid shall be paid at the time any withholding may be required under applicable law, and any additional amounts to which the Executive may be entitled shall be paid or reimbursed no later than 15 days following confirmation of such amount by the Company's independent accountants. In the event any amounts paid hereunder by the Company are subsequently determined to be in excess of the amounts owed because estimates were required or otherwise, the Executive will reimburse the Company to correct the error upon written notice from the Company, together with written confirmation of the same by the Company's independent accountants, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed). In the event any amounts paid hereunder by the Company are subsequently determined to be less than the amounts owed (or paid later than when due) for any reason, the Company will pay to the Executive the deficient amount, together with (i) interest at the rate he is required to pay taxing authorities, plus (ii) any penalties assessed against him by such authorities. Prior to its payment to the Executive, the Company shall be entitled to request the deliver of proof (by calculations made by the Executive's accountant or, in the case of tax assessments, the Executive's deliver of copies of such assessments) of the underpaid amounts and any interest or penalties assessed by taxing authorities. The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

8. <u>Non Assignability</u>. The rights, duties, obligations and benefits of the Executive under this Agreement are personal to him and no such right, duty, obligation or benefit

shall be subject to voluntary or involuntary alienation, assignment, delegation or transfer. The Company shall have the right to assign its rights hereunder to any direct or indirect subsidiary or affiliate of the Company or any successor in interest of the Company whether by merger, consolidation, purchase/sale of assets or otherwise.

9. Entire Agreement and Modifications. This Agreement contains the entire agreement of the parties and no promises or representations were made or relied upon by either party other than those expressly set forth herein. This Agreement supersedes any and all other employment arrangements, agreements or understandings between the parties whether written or oral, if any, each of which shall be deemed merged herein. No change, alteration or modification hereof may be made except in a writing signed by the parties hereto.

10. Confidentiality and Restrictive Covenants.

10.1. Acknowledgments. The Executive acknowledges that:

(a) the business in which the Company is engaged is intensely competitive and the Executive's employment by the Company will require that the Executive have access to and knowledge of confidential and proprietary information of the Company, including, but not limited to, all of the Company's plans for creation, acquisition or disposition of products or publications, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, business plans, customer lists, prospects, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business (collectively, "Confidential and/or Proprietary Information");

(b) the Executive's compliance with the covenants in this Section 10 is necessary to protect the goodwill and other proprietary interests of the Company;

(c) the direct or indirect disclosure of any Confidential and/or Proprietary Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

(d) the Executive's training, experience and expertise, the Executive's services to the Company will be special and unique; and

(e) if the Executive leaves the Company's employ to be engaged, directly or indirectly, for a competitive business, in any capacity, and solicits the Company's employees or clients, it would cause the Company irreparable harm.

10.2. Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential and/or Proprietary Information relating to the business, products and services of the Company, any subsidiary, affiliate or customer shall be and remain the sole property and confidential and/or proprietary business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the Confidential and/or Proprietary Information except in the performance of the Executive's duties hereunder and not to use or disclose the information to third parties, without the prior written consent of the Company, whether or not such Confidential and/or Proprietary information was discovered or

developed by the Executive. The obligations of the Executive under this section, "Confidentiality and Restrictive Covenants", shall survive any termination of this Agreement.

Upon the termination of the Executive's employment from the Company, or at any time upon the request of the Company, the Executive (or his heirs or personal representative) shall deliver to the Company: (a) all documents and materials of any kind containing confidential information relating to the business or affairs of the Company or any of its affiliates, customers or clients (in whatever medium such documents and materials exist) and (b) all other documents, materials and other property belonging to the Company or its affiliates, customers or clients that are in the possession or under control of the Executive.

10.3. Non-Solicitation Covenant. Until the date which is two (2) years after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions:

(a) persuade or attempt to persuade any client or franchisee of the Company to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

(b) solicit for the Executive or any entity, the business of a client of the Company or any of its subsidiaries or affiliates, or solicit any business which was a client of the Company or any of its subsidiaries or affiliates within six (6) months before or after the termination of the Executive's employment;

(c) initiate any attempt to persuade any employee of the Company or any of its subsidiaries or affiliates, to leave the employ of the Company or any of its subsidiaries or affiliates or to otherwise perform work or provide services, directly or indirectly, for the Executive or any entity with which the Executive is affiliated.

10.4. Intellectual Property. The Executive hereby agrees that any and all improvements, inventions, discoveries, formulae, processes, methods, know-how, computer software, confidential data, trade secrets and other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of the Executive's employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive to the Board of Directors and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Board of Directors of the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid. To the fullest extent required, the Executive hereby assigns, transfers and conveys to the Company all of the Executive's right, title and interest in and to all such property rights. The Executive agrees that in the event of publication by the Executive of any written or graphic materials, the Company will retain and own all rights to such materials, including the right of copyright. The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights or other similar protections of the Company with respect

to such inventions as are to be the Company's exclusive property as against the Executive under this paragraph 10.4 or to vest in the Company title to such inventions as against the Executive, the expense securing any such patent or copyright to be borne by the Company.

11. Breach by Executive. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by the Executive of the terms and conditions of the Agreement to be performed by the Executive, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any breach of this Agreement, or to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of the Executive's obligations under Section 10 above would cause the Company irreparable and continuing harm, that no adequate remedy at law would be available in respect thereof, and that therefore the Company would be entitled to injunctive relief with respect thereto.

12. Arbitration. In the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any claims of discrimination, breach of contract, etc., between the Company and the Executive (except any dispute with respect to Section 10 hereof), such dispute shall be settled by arbitration in Northumberland County, Pennsylvania in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. Judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Section 10, the parties shall not be required to arbitrate such dispute or claim but shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder, unless by written mutual consent of all parties. It being a condition of this agreement to arbitrate any dispute that any such arbitration be completed within one hundred twenty (120) days from the date that the dispute is referred to arbitration; it being understood that if the arbitration is not complete within the one hundred twenty (120) days, that the parties shall have the right to institute judicial proceedings in any court of competent jurisdiction.

13. Miscellaneous.

13.1. Effect of Agreement. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, the successors and assigns of the Company and the heirs and personal representative of the Executive. The Executive's obligations and duties under this Agreement shall not be assigned by nor are they assignable by the Executive. Termination of employment as provided in Section 6 of this Agreement shall terminate this Agreement, except that Section 10 of this Agreement shall remain in effect for the periods specified therein.

13.2. Notices. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by United States registered mail, return receipt requested, addressed as follows:

If to the Company: Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857-8856
Attention: President, Board of Directors

If to the Executive: Michael Azar
P.O. Box 392
Danville, PA 17821

or to such other address as either party may designate by written notice to the other, which notice shall be deemed to have been given upon receipt.

13.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law rules thereof.

13.4. Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

13.5. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

13.6. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of such subject matter.

13.7. Modification. This Agreement shall not be amended, modified, supplemented or terminated except in writing and executed by the parties.

13.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

13.9. Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

13.10. Survival of Confidentiality and Non-solicitation Covenants. The provisions of Section 10 hereof shall survive the termination of this Agreement.

14. Executive's Representations. The Executive represents and warrants as follows:

14.1. All information provided by the Executive in consideration for employment by the Company is true to the best of the Executive's knowledge. Further, the Executive warrants that the Executive is not restricted by, and has no conflict of interest derived from, any employment or other agreement or any other interest or obligation that would interfere with the Executive's performance on behalf of the Company, and that the Executive shall inform the Company immediately should such a restriction or conflict arise. The Executive understands and acknowledges that any misstatements, misrepresentations or lack of candor by the Executive may be grounds for immediate discharge by the Company and may subject the Executive to damages for any harm caused to the Company.

14.2. The Executive has read and understands the terms of this Agreement, has had an opportunity to ask questions and to review this Agreement with legal counsel of the Executive's choice, is not relying upon any advice from the Company in this regard and is voluntarily executing this Agreement with full knowledge of its contents and the effects thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

| | |
|---|---|
| | KEYSTONE INSURERS GROUP, INC. |
| Witness: Robert Naginey<br>Title: Secretary | Name: Michael Kilmer<br>Title: Chairman |
| Witness: | Michael Azar<br>Chief Operating Officer |



SLI 567493v6/065747.00001

# EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT, made this _____ day of ________, 2005 (the "**Agreement**"), between KEYSTONE INSURERS GROUP, INC., a Pennsylvania corporation, and its subsidiaries and affiliates (the "**Company**"), and Colin R. Buzzard, an adult individual (the "**Executive**"), recites and provides:

## RECITALS:

WHEREAS, the Company wishes to continue to employ the Executive and to provide the Executive with enhanced benefits, including a stock option award, and the Executive desires to continue to be employed by the Company, all in accordance with and subject to the terms and conditions set forth herein;

WHEREAS, the parties are entering into this Agreement to set forth and confirm their respective rights and obligations with respect to the Executive's employment by the Company and the Company desires to employ the Executive on the terms and conditions set forth in this Agreement.

## AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, conditions and agreements herein set forth, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Effective Date. This Agreement shall be effective on and as of January 1, 2005 (the "Effective Date") and supercedes all prior employment agreements between the Company and the Executive, including that employment agreement between the Company and the Executive dated April 30, 2002, except for phantom stock benefits due and owing the Executive under any prior employment agreements that are the subject of a separate written agreement between the Executive and the Company which shall provide for the calculation and payment of those phantom stock benefits to the Executive.

2. Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve, as Senior Vice President Marketing & Franchise Relations of the Company commencing on the Effective Date hereof, on the terms and conditions set forth in this Agreement. The Executive agrees to perform such services customary to such office as shall from time to time be assigned to the Executive by the Company's Chief Executive Officer. The Executive further agrees to use the Executive's best efforts to promote the interests of the Company and to devote the Executive's full business time and energies to the business and affairs of the Company. The Executive agrees that during the term of this Agreement, the Executive shall provide full-time service to the Company and shall refrain from performing services for others except to the extent required by the Company. The Executive shall abide by the policies and regulations as established from time to time by the Board of Directors of the Company.

3. Standard of Performance. The Executive agrees that he will faithfully, expeditiously, and to the best of his ability, experience, talent and skill perform all duties that

may be required of and from him to the satisfaction of, and according to the standards set forth by, the Company and shall devote all of his business time, attention skills and energies exclusively to the affairs and business of the Company.

4. Term.

4.1. Subject to the remaining provisions of this Agreement below, this Agreement shall be effective from January 1, 2005, and shall continue for an initial term of five (5) year(s), i.e., until December 31, 2010 (the "Initial Term").

4.2. Unless otherwise terminated in writing as provided herein, this Agreement shall automatically be extended for successive terms of five (5) years, subject to the same terms, conditions and limitations as applicable to the Initial Term (the "Renewal Term"), unless either the Company or the Executive notifies the other by written notice of its or his intention not to renew this Agreement not later than one hundred and twenty (120) calendar days before the conclusion of the then current term of this Agreement, in which event this Agreement shall terminate on December 31 of such year and, except as provided in this Agreement, neither party shall be further bound by its provisions. In the event of a nonrenewal of this Agreement by the Company, the Company shall pay the Executive a severance benefit in one lump sum in the amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Initial Term and all subsequent Renewal Terms shall be collectively referred to herein as the "Term" of this Agreement.

5. Compensation and Other Related Matters.

5.1. Salary. As compensation for services rendered hereunder, the Executive will receive a salary in the annualized amount of One Hundred Thirty-Six Thousand, Fifty and 00/100 Dollars ($136,050), less applicable deductions including but not limited to, federal, state and local withholding, social security, Medicare and other taxes (the "Annual Salary"), which amount shall be paid to the Executive in accordance with the prevailing payroll practices of the Company.

5.2. Executive Officer Bonus Pool. The Executive will participate in a bonus pool established by the Company whereby the Executive may receive a bonus less withholdings and other taxes and deductions, from an executive officer bonus pool. The Executive shall receive 19% of the pool which shall be calculated as follows:

**Pool Components**

Part "A" – 1 % of the total contingency/profit sharing commissions received by the Company.

Part "B" – the EBITA of the Company including the results of all subsidiary companies will be calculated at the close of each fiscal year (the "Profit"). Further, the revenue growth of the Company will be determined as a percentage in relationship to the revenues of the Company in its immediately preceding fiscal year. Revenue growth and EBITA will then be applied to the following table to arrive at the percentage of the Company's EBITA which will be placed in the executive officer's bonus pool as follows:

| Revenue Growth | <0% | 0% | 5% | 10% | 15% | 20% | 25% or more |
|---|---|---|---|---|---|---|---|
| EBITA % will be | 0% | 5% | 10% | 15% | 20% | 25% | 30% |

In the fiscal years 2005 and 2006 EBITA of the Company will be adjusted upwards by $600,000 in 2005 and $300,000 in 2006 if the following revenue projections of the Company are realized or exceeded as depicted in the "Legacy Plan" of the Company as follows: 2005 total revenue goals: $2,598,409, 2006 total revenue goal: $3,543,391. In each of 2005 and 2006 the percentage of EBITA will be a minimum of 15% unless a higher percentage is warranted under "Part B" above based on the actual revenue growth of the Company.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

In 2007 and beyond, no adjustments will be made to the EBITA performance of the Company.

Any amounts payable pursuant to this Section 5.2 shall be paid to the Executive on or before June 30 of the year following the year for which the bonus is calculated.

Notwithstanding any provision of this Agreement to the contrary, in the event that any payment by the Company under this Agreement would be subject to the 20% addition to tax imposed by Section 409A of the Code, or any interest or penalties with respect to such addition to tax (such addition to tax and any such interest and penalties being hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive shall retain an amount of the Gross-Up Payment free and clear of all claims, taxes and impositions equal to the Excise Tax.

5.3. Benefits. The Executive will be able to participate, to the extent such participation does not violate any applicable statute, rule or regulation and is permitted by the benefit contracts, in all benefit programs of the Company which are in effect for the Company's employees from time to time, including 401K Plan, health insurance, group life insurance, and long term disability insurance. The Executive shall be entitled each year to vacation for a period or periods of time not inconsistent with the normal policy of the Company in effect from time to time, during which periods the Executive's compensation shall be paid in full. This Agreement shall not be construed to limit in any respect the Company's right to establish, amend, modify, or terminate any benefit plan or policy or to require prior notice thereof.

5.4. Stock Option Awards. The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.5. Reimbursement of Expenses. The Company will reimburse, on a monthly basis, all out-of-pocket expenses incurred by the Executive in pursuit of the Company's business, including mileage (only for those Executives who were not provided with a Company automobile, at the rate specified by the Internal Revenue Service, from time to time, for reimbursement of automobile mileage), airfare, lodging and meals. The Executive shall produce receipts or other documentation in accordance with the reimbursement policies of the Company in effect from time to time prior to the Executive's entitlement to reimbursement.

5.6. Pension, Profit Sharing, Bonuses, Stock Option Awards. In addition to the 401k plan, the Executive shall be eligible to participate in any pension, profit sharing plan, bonus plan, stock purchase or stock option award of the Company which is in effect for the Company's employees from time to time.

5.7. Annual Increases. The Executive's base salary shall be increased annually at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the Executive by dividing the percentage of

increase by 2, resulting in the percentage of adjustment, subject to a minimum (regardless of growth in fair market value) of 3% and a maximum of 10% (regardless of growth in fair market value).

Example:

- 1% growth in fair market value = 3% base salary adjustment
- 20% growth in fair market value = 10% base salary adjustment
- 40% growth in fair market value = 10% base salary adjustment
- Adjustments will be considered effective as of January 1st of each year.

5.8. Other Benefits. The fringe benefits, perquisites and other benefits of employment to be provided to the Executive will be equivalent to such benefits and perquisites as are provided to other executive officers of the Company as amended from time to time.

5.9. Automobile Insurance. The Executive shall be responsible for maintaining automobile insurance for himself in an amount not less than one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000) in the aggregate in any policy year during the Term of this Agreement.

5.10. Entire Compensation. The compensation provided for in this Agreement shall constitute the full consideration for the services to be rendered by the Executive to the Company hereunder.

6. Termination.

6.1. Termination upon Death. In the event of the death of the Executive during the term of this Agreement, the Executive's employment shall terminate effective as of the date of the Executive's death and the Company shall not have any further obligations or liability hereunder except to pay to the Executive's estate the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the Executive's date of death, together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of death of the Executive. Further, all Stock Option Award options granted to the Executive will be immediately vested and be exercisable. The Executive's Beneficiary must exercise within one hundred twenty days (120) of being placed on written notice via Certified Mail of the existence of the options with a complete explanation of the Beneficiary's rights or forfeit the Executive's Stock Option Award options and participation in the Stock Option Award will then terminate; it being understood that should the Company re-value the Company's stock during the Beneficiary's exercise period, then the Beneficiary shall have the option of selecting the old or new valuation when exercising the option.

6.2. Termination upon Total Disability. In the event of the Total Disability (as that term is hereinafter defined) of the Executive for a period of ninety (90) days (which shall be consecutive) during any consecutive twelve month period, the Company shall have the right to terminate the Executive's employment hereunder by giving the Executive thirty (30) days'

written notice thereof, and upon expiration of such thirty (30) day period, the Company shall not have any further obligations or liability hereunder except to pay to the Executive the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the date of termination together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of the termination of the Executive's employment. Further, all Stock Option Award options will be immediately vested and be exercisable. The Executive must immediately exercise or forfeit his stock options and participation in the Stock Option Award will then terminate.

The term "Total Disability," when used herein, shall have the meaning set forth in Keystone Insurers Group, Inc.'s Long Term Disability Insurance Plan.

6.3. Date of Payment. Payments of unpaid compensation and accrued but unpaid benefits required pursuant to Sections 6.1 and 6.2, if any, shall be made within thirty (30) days of the date of death or the effective date of the termination of employment upon Total Disability, as the case may be.

6.4. Termination by the Company for Cause. The Company may discharge the Executive and thereby terminate his employment hereunder with Cause for the following reasons:

6.4.1. the failure to perform the duties or responsibilities of his position as those may be delegated or assigned to the Executive (other than by reason of death or total disability);

6.4.2. the failure of the Executive to devote his full time and best efforts to the performance of his duties under this agreement;

6.4.3. any gross or willful misconduct in the performance of his duties under this agreement;

6.4.4. any material breach of any covenant or agreement contained herein;

6.4.5. engaging in conduct that constitutes material dishonesty or involves moral turpitude with respect to the Company or its relationships with others;

6.4.6. engaging in intentional conduct that causes material damage to the Company or its business reputation;

6.4.7. conviction (by trial or guilty plea) or a plea of non-contest, nolo contendere or similar plea to a felony (or misdemeanor which the Company determines to have or could have an adverse effect on the Company or its reputation) which has become nonappealable;

6.4.8. adjudication as an incompetent;

6.4.9. violation of any material and reasonable policy, rule or regulation that may be established by the Company from time to time for the conduct of the Company's business, including but not limited to any policy related to substance abuse; provided, however, that with respect only to subsections 6.4.1, 6.4.2 and 6.4.4 of this Section 6, the Company shall not discharge the Executive for cause unless the Executive fails, refuses or for any reason does not cure such violation to the reasonable satisfaction of the Company within thirty (30) days following written notice from the Company that there exists a reason for discharge for cause, provided that the Company nonetheless may discipline the Executive for such conduct even if the violation is cured. In the event that the Company shall discharge the Executive pursuant to this Section 6.4, the Company shall not have any further obligations or liability hereunder except to pay the Executive the portion, if any, of the Executive's Annual Salary for the period up to the date of termination which remains unpaid, plus the Executive's vested benefits, including vested stock options, and all stock options previously granted to the Executive which were immediately exercisable prior to the Executive's termination shall be exercised immediately and participation in the Stock Option Award terminated, except that the Company may place a sum representing any offsetting claims in escrow pending the resolution of any offsetting claims which the Company may have against the Executive.

The Company shall not discharge the Executive for cause (a) without providing the Executive with written notice of the violation, (b) without allowing the Executive a hearing before the Board of Directors no sooner than 30 days but no later than 60 days following the written notice of the violation where the Executive shall be allowed the full fair opportunity to defend his actions, (c) without the affirmative vote of 75% of the members of the Board of Directors, which agrees that such violation exists and (d) without the affirmative vote of 75% of the members of the Board of Directors that the violation should not be waived. The Executive shall be provided written notice of the decision of the Board.

The Executive shall not be subject to termination for following and/or executing Company policies that are found to violate any statutes or regulations or rules that apply to the Company or if the Company's polices are found to be illegal by local, state or federal agencies, officials or law enforcement officers.

6.5. Termination Other Than For Cause. The Company may terminate the Executive's employment during the Term of this Agreement at any time for any reason other than "cause" upon thirty days (30) written prior notice to the Executive. In the event that the Company voluntarily terminates the Executive's employment pursuant to this Section 6.5, except as otherwise provided in Section 7, the Company shall pay the Executive in one lump sum an amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Executive shall also receive any vested benefits, including vested stock options, and the Executive's stock options will be immediately exercisable. The Executive must immediately exercise or forfeit his stock options and his participation in the Stock Option Award will then terminate. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

6.6. Termination by the Executive. The Executive shall provide the Company, in writing, a minimum of one hundred and twenty (120) days' notice of his intent to

terminate his employment with the Company. In the event such notice is not provided, or less than one hundred and twenty (120) days notice is provided, the Executive shall receive his Base Salary for work actually performed and any vested benefits, including but not limited to vested benefits under the Company's Stock Option Award; provided that the value of the stock options shall be reduced by 8%. Further, if the requisite notice is not provided or less than one hundred and twenty (120) days notice is provided, any exercisable stock options under the Stock Option Award will be immediately exercisable and the Executive shall exercise or forfeit such options immediately and if exercised shall receive the cash value of the stock options reduced by 8%.

7. Extraordinary Event.

7.1. In case of an Extraordinary Event as defined herein which results in the termination of the Executive's employment with the Company or if the Executive is not terminated but receives an inferior compensation package (as hereinafter defined): (1) the Company shall pay the Executive in one lump sum an amount equal to eighteen (18) months of the Executive's Annual Salary at the rate in effect at the date of the Extraordinary Event, regardless of the Executive's tenure with the Company; (2) the Executive will become fully vested in his Stock Option Award; (3) all stock options will be immediately exercisable.

7.2. "Extraordinary Event" means any of the following events:

(a) any person (as such term is used in Rule 13d-5 under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or a Subsidiary, becomes the beneficial owner of fifty percent (50%) or more of the Common Stock or of securities of the Company that are entitled to vote generally in the election of directors of the Company ("Voting Securities") representing fifty percent (50%) or more of the combined voting power of all Voting Securities of the Company.

(b) individuals who, as of the Agreement Date, constitute the Board (the "Incumbent Directors") prior to the Event cease for any reason to constitute a majority of the members of the Board after the Event; or

(c) approval by the stockholders of the Company of any of the following:

(1) a merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the Persons who were the respective beneficial owners of the outstanding Common Stock and Voting Securities of the Company immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, fifty percent (50%) or more of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(2) a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company, or

(3) an Initial Public Offering on Form S-1, meaning the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

Notwithstanding the foregoing, there shall not be an Extraordinary Event if, in advance of such event, the Executive agrees in writing that such event shall not constitute an Extraordinary Event.

7.3. "Inferior compensation package" for an Executive means a reduction of fifteen percent (15%) or more of the Executive's total compensation.

7.4. In the event that the amounts and benefits payable under this section, when added to other amounts and benefits which may become payable to the Executive by the Company (the "Payments"), are such that he becomes subject to the excise tax provision of Code Section 4999, the Company shall pay him such additional amount or amounts (the "Gross-Up Payment") as will result in his retention (after the payment of all federal, state and local excise, employment, and income taxes with respect to the Payments) of a net amount equal to the net amount he would have retained had the initially calculated Payments been subject only to income and employment taxation).

7.5. For purposes of determining the Gross-Up Payment, the Executive shall be deemed to be subject to the highest marginal federal, state, local and (if relevant) foreign tax rates. All calculations required to be made under this subsection shall be made by the Company's independent public accountants, subject to the right of Executive's representative to review the same. All such amounts required to be paid shall be paid at the time any withholding may be required under applicable law, and any additional amounts to which the Executive may be entitled shall be paid or reimbursed no later than 15 days following confirmation of such amount by the Company's independent accountants. In the event any amounts paid hereunder by the Company are subsequently determined to be in excess of the amounts owed because estimates were required or otherwise, the Executive will reimburse the Company to correct the error upon written notice from the Company, together with written confirmation of the same by the Company's independent accountants, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed). In the event any amounts paid hereunder by the Company are subsequently determined to be less than the amounts owed (or paid later than when due) for any reason, the Company will pay to the Executive the deficient amount, together with (i) interest at the rate he is required to pay taxing authorities, plus (ii) any penalties assessed against him by such authorities. Prior to its payment to the Executive, the Company shall be entitled to request the deliver of proof (by calculations made by the Executive's accountant or, in the case of tax assessments, the Executive's deliver of copies of such assessments) of the underpaid amounts and any interest or penalties assessed by taxing authorities. The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

8. Non Assignability. The rights, duties, obligations and benefits of the Executive under this Agreement are personal to him and no such right, duty, obligation or benefit

shall be subject to voluntary or involuntary alienation, assignment, delegation or transfer. The Company shall have the right to assign its rights hereunder to any direct or indirect subsidiary or affiliate of the Company or any successor in interest of the Company whether by merger, consolidation, purchase/sale of assets or otherwise.

9. Entire Agreement and Modifications. This Agreement contains the entire agreement of the parties and no promises or representations were made or relied upon by either party other than those expressly set forth herein. This Agreement supersedes any and all other employment arrangements, agreements or understandings between the parties whether written or oral, if any, each of which shall be deemed merged herein. No change, alteration or modification hereof may be made except in a writing signed by the parties hereto.

10. Confidentiality and Restrictive Covenants.

10.1. Acknowledgments. The Executive acknowledges that:

(a) the business in which the Company is engaged is intensely competitive and the Executive's employment by the Company will require that the Executive have access to and knowledge of confidential and proprietary information of the Company, including, but not limited to, all of the Company's plans for creation, acquisition or disposition of products or publications, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, business plans, customer lists, prospects, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business (collectively, "Confidential and/or Proprietary Information");

(b) the Executive's compliance with the covenants in this Section 10 is necessary to protect the goodwill and other proprietary interests of the Company;

(c) the direct or indirect disclosure of any Confidential and/or Proprietary Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

(d) the Executive's training, experience and expertise, the Executive's services to the Company will be special and unique; and

(e) if the Executive leaves the Company's employ to be engaged, directly or indirectly, for a competitive business, in any capacity, and solicits the Company's employees or clients, it would cause the Company irreparable harm.

10.2. Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential and/or Proprietary Information relating to the business, products and services of the Company, any subsidiary, affiliate or customer shall be and remain the sole property and confidential and/or proprietary business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the Confidential and/or Proprietary Information except in the performance of the Executive's duties hereunder and not to use or disclose the information to third parties, without the prior written consent of the Company, whether or not such Confidential and/or Proprietary information was discovered or

developed by the Executive. The obligations of the Executive under this section, "Confidentiality and Restrictive Covenants", shall survive any termination of this Agreement.

Upon the termination of the Executive's employment from the Company, or at any time upon the request of the Company, the Executive (or his heirs or personal representative) shall deliver to the Company: (a) all documents and materials of any kind containing confidential information relating to the business or affairs of the Company or any of its affiliates, customers or clients (in whatever medium such documents and materials exist) and (b) all other documents, materials and other property belonging to the Company or its affiliates, customers or clients that are in the possession or under control of the Executive.

10.3. Non-Solicitation Covenant. Until the date which is two (2) years after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions:

(a) persuade or attempt to persuade any client or franchisee of the Company to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

(b) solicit for the Executive or any entity, the business of a client of the Company or any of its subsidiaries or affiliates, or solicit any business which was a client of the Company or any of its subsidiaries or affiliates within six (6) months before or after the termination of the Executive's employment;

(c) initiate any attempt to persuade any employee of the Company or any of its subsidiaries or affiliates, to leave the employ of the Company or any of its subsidiaries or affiliates or to otherwise perform work or provide services, directly or indirectly, for the Executive or any entity with which the Executive is affiliated.

10.4. Intellectual Property. The Executive hereby agrees that any and all improvements, inventions, discoveries, formulae, processes, methods, know-how, computer software, confidential data, trade secrets and other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of the Executive's employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive to the Board of Directors and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Board of Directors of the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid. To the fullest extent required, the Executive hereby assigns, transfers and conveys to the Company all of the Executive's right, title and interest in and to all such property rights. The Executive agrees that in the event of publication by the Executive of any written or graphic materials, the Company will retain and own all rights to such materials, including the right of copyright. The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights or other similar protections of the Company with respect

to such inventions as are to be the Company's exclusive property as against the Executive under this paragraph 10.4 or to vest in the Company title to such inventions as against the Executive, the expense securing any such patent or copyright to be borne by the Company.

11. Breach by Executive. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by the Executive of the terms and conditions of the Agreement to be performed by the Executive, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any breach of this Agreement, or to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of the Executive's obligations under Section 10 above would cause the Company irreparable and continuing harm, that no adequate remedy at law would be available in respect thereof, and that therefore the Company would be entitled to injunctive relief with respect thereto.

12. Arbitration. In the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any claims of discrimination, breach of contract, etc., between the Company and the Executive (except any dispute with respect to Section 10 hereof), such dispute shall be settled by arbitration in Northumberland County, Pennsylvania in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. Judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Section 10, the parties shall not be required to arbitrate such dispute or claim but shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder, unless by written mutual consent of all parties. It being a condition of this agreement to arbitrate any dispute that any such arbitration be completed within one hundred twenty (120) days from the date that the dispute is referred to arbitration; it being understood that if the arbitration is not complete within the one hundred twenty (120) days, that the parties shall have the right to institute judicial proceedings in any court of competent jurisdiction.

13. Miscellaneous.

13.1. Effect of Agreement. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, the successors and assigns of the Company and the heirs and personal representative of the Executive. The Executive's obligations and duties under this Agreement shall not be assigned by nor are they assignable by the Executive. Termination of employment as provided in Section 6 of this Agreement shall terminate this Agreement, except that Section 10 of this Agreement shall remain in effect for the periods specified therein.

13.2. Notices. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by United States registered mail, return receipt requested, addressed as follows:

If to the Company: Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857-8856
Attention: President, Board of Directors

If to the Executive: Colin R. Buzzard
1383 Rosepointe Drive
York, PA 17404

or to such other address as either party may designate by written notice to the other, which notice shall be deemed to have been given upon receipt.

13.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law rules thereof.

13.4. Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

13.5. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

13.6. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of such subject matter.

13.7. Modification. This Agreement shall not be amended, modified, supplemented or terminated except in writing and executed by the parties.

13.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

13.9. Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

13.10. Survival of Confidentiality and Non-solicitation Covenants. The provisions of Section 10 hereof shall survive the termination of this Agreement.

14. Executive's Representations. The Executive represents and warrants as follows:

14.1. All information provided by the Executive in consideration for employment by the Company is true to the best of the Executive's knowledge. Further, the Executive warrants that the Executive is not restricted by, and has no conflict of interest derived from, any employment or other agreement or any other interest or obligation that would interfere with the Executive's performance on behalf of the Company, and that the Executive shall inform the Company immediately should such a restriction or conflict arise. The Executive understands and acknowledges that any misstatements, misrepresentations or lack of candor by the Executive may be grounds for immediate discharge by the Company and may subject the Executive to damages for any harm caused to the Company.

14.2. The Executive has read and understands the terms of this Agreement, has had an opportunity to ask questions and to review this Agreement with legal counsel of the Executive's choice, is not relying upon any advice from the Company in this regard and is voluntarily executing this Agreement with full knowledge of its contents and the effects thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

Colin R. Buzzard
Sr. V.P. Marking & Franchise Relations

Stevens & Lee
DRAFT
September 27, 2005

# EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT, made this _____ day of ________, 2005 (the "**Agreement**"), between KEYSTONE INSURERS GROUP, INC., a Pennsylvania corporation, and its subsidiaries and affiliates (the "**Company**"), and Joseph P. Joyce, an adult individual (the "**Executive**"), recites and provides:

## RECITALS:

WHEREAS, the Company wishes to continue to employ the Executive and to provide the Executive with enhanced benefits, including a stock option award, and the Executive desires to continue to be employed by the Company, all in accordance with and subject to the terms and conditions set forth herein;

WHEREAS, the parties are entering into this Agreement to set forth and confirm their respective rights and obligations with respect to the Executive's employment by the Company and the Company desires to employ the Executive on the terms and conditions set forth in this Agreement.

## AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, conditions and agreements herein set forth, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Effective Date. This Agreement shall be effective on and as of January 1, 2005 (the "Effective Date") and supercedes all prior employment agreements between the Company and the Executive, including that employment agreement between the Company and the Executive dated April 30, 2002, except for phantom stock benefits due and owing the Executive under any prior employment agreements that are the subject of a separate written agreement between the Executive and the Company which shall provide for the calculation and payment of those phantom stock benefits to the Executive.

2. Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve, as Vice President Property Casualty & Program Division of the Company commencing on the Effective Date hereof, on the terms and conditions set forth in this Agreement. The Executive agrees to perform such services customary to such office as shall from time to time be assigned to the Executive by the Company's Chief Executive Officer. The Executive further agrees to use the Executive's best efforts to promote the interests of the Company and to devote the Executive's full business time and energies to the business and affairs of the Company. The Executive agrees that during the term of this Agreement, the Executive shall provide full-time service to the Company and shall refrain from performing services for others except to the extent required by the Company. The Executive shall abide by the policies and regulations as established from time to time by the Board of Directors of the Company.

3. Standard of Performance. The Executive agrees that he will faithfully, expeditiously, and to the best of his ability, experience, talent and skill perform all duties that

may be required of and from him to the satisfaction of, and according to the standards set forth by, the Company and shall devote all of his business time, attention skills and energies exclusively to the affairs and business of the Company.

4. Term.

4.1. Subject to the remaining provisions of this Agreement below, this Agreement shall be effective from January 1, 2005, and shall continue for an initial term of five (5) year(s), i.e., until December 31, 2010 (the "Initial Term").

4.2. Unless otherwise terminated in writing as provided herein, this Agreement shall automatically be extended for successive terms of five (5) years, subject to the same terms, conditions and limitations as applicable to the Initial Term (the "Renewal Term"), unless either the Company or the Executive notifies the other by written notice of its or his intention not to renew this Agreement not later than one hundred and twenty (120) calendar days before the conclusion of the then current term of this Agreement, in which event this Agreement shall terminate on December 31 of such year and, except as provided in this Agreement, neither party shall be further bound by its provisions. In the event of a nonrenewal of this Agreement by the Company, the Company shall pay the Executive a severance benefit in one lump sum in the amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Initial Term and all subsequent Renewal Terms shall be collectively referred to herein as the "Term" of this Agreement.

5. Compensation and Other Related Matters.

5.1. Salary. As compensation for services rendered hereunder, the Executive will receive a salary in the annualized amount of One Hundred Twenty-Four Thousand, One Hundred and 00/100 Dollars ($124,100), less applicable deductions including but not limited to, federal, state and local withholding, social security, Medicare and other taxes (the "Annual Salary"), which amount shall be paid to the Executive in accordance with the prevailing payroll practices of the Company.

5.2. Executive Officer Bonus Pool. The Executive will participate in a bonus pool established by the Company whereby the Executive may receive a bonus less withholdings and other taxes and deductions, from an executive officer bonus pool. The Executive shall receive 19% of the pool which shall be calculated as follows:

**Pool Components**

Part "A" – 1 % of the total contingency/profit sharing commissions received by the Company.

Part "B" – the EBITA of the Company including the results of all subsidiary companies will be calculated at the close of each fiscal year (the "Profit"). Further, the revenue growth of the Company will be determined as a percentage in relationship to the revenues of the Company in its immediately preceding fiscal year. Revenue growth and EBITA will then be applied to the following table to arrive at the percentage of the Company's EBITA which will be placed in the executive officer's bonus pool as follows:

| Revenue Growth | <0% | 0% | 5% | 10% | 15% | 20% | 25% or more |
|---|---|---|---|---|---|---|---|
| EBITA % will be | 0% | 5% | 10% | 15% | 20% | 25% | 30% |

In the fiscal years 2005 and 2006 EBITA of the Company will be adjusted upwards by $600,000 in 2005 and $300,000 in 2006 if the following revenue projections of the Company are realized or exceeded as depicted in the "Legacy Plan" of the Company as follows: 2005 total revenue goals: $2,598,409, 2006 total revenue goal: $3,543,391. In each of 2005 and 2006 the percentage of EBITA will be a minimum of 15% unless a higher percentage is warranted under "Part B" above based on the actual revenue growth of the Company.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

In 2007 and beyond, no adjustments will be made to the EBITA performance of the Company.

Any amounts payable pursuant to this Section 5.2 shall be paid to the Executive on or before June 30 of the year following the year for which the bonus is calculated.

Notwithstanding any provision of this Agreement to the contrary, in the event that any payment by the Company under this Agreement would be subject to the 20% addition to tax imposed by Section 409A of the Code, or any interest or penalties with respect to such addition to tax (such addition to tax and any such interest and penalties being hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive shall retain an amount of the Gross-Up Payment free and clear of all claims, taxes and impositions equal to the Excise Tax.

5.3. Benefits. The Executive will be able to participate, to the extent such participation does not violate any applicable statute, rule or regulation and is permitted by the benefit contracts, in all benefit programs of the Company which are in effect for the Company's employees from time to time, including 401K Plan, health insurance, group life insurance, and long term disability insurance. The Executive shall be entitled each year to vacation for a period or periods of time not inconsistent with the normal policy of the Company in effect from time to time, during which periods the Executive's compensation shall be paid in full. This Agreement shall not be construed to limit in any respect the Company's right to establish, amend, modify, or terminate any benefit plan or policy or to require prior notice thereof.

5.4. Stock Option Awards. The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.5. Reimbursement of Expenses. The Company will reimburse, on a monthly basis, all out-of-pocket expenses incurred by the Executive in pursuit of the Company's business, including mileage (only for those Executives who were not provided with a Company automobile, at the rate specified by the Internal Revenue Service, from time to time, for reimbursement of automobile mileage), airfare, lodging and meals. The Executive shall produce receipts or other documentation in accordance with the reimbursement policies of the Company in effect from time to time prior to the Executive's entitlement to reimbursement.

5.6. Pension, Profit Sharing, Bonuses, Stock Option Awards. In addition to the 401k plan, the Executive shall be eligible to participate in any pension, profit sharing plan, bonus plan, stock purchase or stock option award of the Company which is in effect for the Company's employees from time to time.

5.7. Annual Increases. The Executive's base salary shall be increased annually at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the Executive by dividing the percentage of

increase by 2, resulting in the percentage of adjustment, subject to a minimum (regardless of growth in fair market value) of 3% and a maximum of 10% (regardless of growth in fair market value).

Example:

- 1% growth in fair market value = 3% base salary adjustment
- 20% growth in fair market value = 10% base salary adjustment
- 40% growth in fair market value = 10% base salary adjustment
- *Adjustments will be considered effective as of January 1st of each year.*

5.8. Other Benefits. The fringe benefits, perquisites and other benefits of employment to be provided to the Executive will be equivalent to such benefits and perquisites as are provided to other executive officers of the Company as amended from time to time.

5.9. Automobile Insurance. The Executive shall be responsible for maintaining automobile insurance for himself in an amount not less than one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000) in the aggregate in any policy year during the Term of this Agreement.

5.10. Entire Compensation. The compensation provided for in this Agreement shall constitute the full consideration for the services to be rendered by the Executive to the Company hereunder.

6. Termination.

6.1. Termination upon Death. In the event of the death of the Executive during the term of this Agreement, the Executive's employment shall terminate effective as of the date of the Executive's death and the Company shall not have any further obligations or liability hereunder except to pay to the Executive's estate the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the Executive's date of death, together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of death of the Executive. Further, all Stock Option Award options granted to the Executive will be immediately vested and be exercisable. The Executive's Beneficiary must exercise within one hundred twenty days (120) of being placed on written notice via Certified Mail of the existence of the options with a complete explanation of the Beneficiary's rights or forfeit the Executive's Stock Option Award options and participation in the Stock Option Award will then terminate; it being understood that should the Company re-value the Company's stock during the Beneficiary's exercise period, then the Beneficiary shall have the option of selecting the old or new valuation when exercising the option.

6.2. Termination upon Total Disability. In the event of the Total Disability (as that term is hereinafter defined) of the Executive for a period of ninety (90) days (which shall be consecutive) during any consecutive twelve month period, the Company shall have the right to terminate the Executive's employment hereunder by giving the Executive thirty (30) days'

written notice thereof, and upon expiration of such thirty (30) day period, the Company shall not have any further obligations or liability hereunder except to pay to the Executive the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the date of termination together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of the termination of the Executive's employment. Further, all Stock Option Award options will be immediately vested and be exercisable. The Executive must immediately exercise or forfeit his stock options and participation in the Stock Option Award will then terminate.

The term "Total Disability," when used herein, shall have the meaning set forth in Keystone Insurers Group, Inc.'s Long Term Disability Insurance Plan.

6.3. Date of Payment. Payments of unpaid compensation and accrued but unpaid benefits required pursuant to Sections 6.1 and 6.2, if any, shall be made within thirty (30) days of the date of death or the effective date of the termination of employment upon Total Disability, as the case may be.

6.4. Termination by the Company for Cause. The Company may discharge the Executive and thereby terminate his employment hereunder with Cause for the following reasons:

6.4.1. the failure to perform the duties or responsibilities of his position as those may be delegated or assigned to the Executive (other than by reason of death or total disability);

6.4.2. the failure of the Executive to devote his full time and best efforts to the performance of his duties under this agreement;

6.4.3. any gross or willful misconduct in the performance of his duties under this agreement;

6.4.4. any material breach of any covenant or agreement contained herein;

6.4.5. engaging in conduct that constitutes material dishonesty or involves moral turpitude with respect to the Company or its relationships with others;

6.4.6. engaging in intentional conduct that causes material damage to the Company or its business reputation;

6.4.7. conviction (by trial or guilty plea) or a plea of non-contest, nolo contendere or similar plea to a felony (or misdemeanor which the Company determines to have or could have an adverse effect on the Company or its reputation) which has become nonappealable;

6.4.8. adjudication as an incompetent;

6.4.9. violation of any material and reasonable policy, rule or regulation that may be established by the Company from time to time for the conduct of the Company's business, including but not limited to any policy related to substance abuse; provided, however, that with respect only to subsections 6.4.1, 6.4.2 and 6.4.4 of this Section 6, the Company shall not discharge the Executive for cause unless the Executive fails, refuses or for any reason does not cure such violation to the reasonable satisfaction of the Company within thirty (30) days following written notice from the Company that there exists a reason for discharge for cause, provided that the Company nonetheless may discipline the Executive for such conduct even if the violation is cured. In the event that the Company shall discharge the Executive pursuant to this Section 6.4, the Company shall not have any further obligations or liability hereunder except to pay the Executive the portion, if any, of the Executive's Annual Salary for the period up to the date of termination which remains unpaid, plus the Executive's vested benefits, including vested stock options, and all stock options previously granted to the Executive which were immediately exercisable prior to the Executive's termination shall be exercised immediately and participation in the Stock Option Award terminated, except that the Company may place a sum representing any offsetting claims in escrow pending the resolution of any offsetting claims which the Company may have against the Executive.

The Company shall not discharge the Executive for cause (a) without providing the Executive with written notice of the violation, (b) without allowing the Executive a hearing before the Board of Directors no sooner than 30 days but no later than 60 days following the written notice of the violation where the Executive shall be allowed the full fair opportunity to defend his actions, (c) without the affirmative vote of 75% of the members of the Board of Directors, which agrees that such violation exists and (d) without the affirmative vote of 75% of the members of the Board of Directors that the violation should not be waived. The Executive shall be provided written notice of the decision of the Board.

The Executive shall not be subject to termination for following and/or executing Company policies that are found to violate any statutes or regulations or rules that apply to the Company or if the Company's polices are found to be illegal by local, state or federal agencies, officials or law enforcement officers.

6.5. Termination Other Than For Cause. The Company may terminate the Executive's employment during the Term of this Agreement at any time for any reason other than "cause" upon thirty days (30) written prior notice to the Executive. In the event that the Company voluntarily terminates the Executive's employment pursuant to this Section 6.5, except as otherwise provided in Section 7, the Company shall pay the Executive in one lump sum an amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Executive shall also receive any vested benefits, including vested stock options, and the Executive's stock options will be immediately exercisable. The Executive must immediately exercise or forfeit his stock options and his participation in the Stock Option Award will then terminate. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

6.6. Termination by the Executive. The Executive shall provide the Company, in writing, a minimum of one hundred and twenty (120) days' notice of his intent to

terminate his employment with the Company. In the event such notice is not provided, or less than one hundred and twenty (120) days notice is provided, the Executive shall receive his Base Salary for work actually performed and any vested benefits, including but not limited to vested benefits under the Company's Stock Option Award; provided that the value of the stock options shall be reduced by 8%. Further, if the requisite notice is not provided or less than one hundred and twenty (120) days notice is provided, any exercisable stock options under the Stock Option Award will be immediately exercisable and the Executive shall exercise or forfeit such options immediately and if exercised shall receive the cash value of the stock options reduced by 8%.

7. Extraordinary Event.

7.1. In case of an Extraordinary Event as defined herein which results in the termination of the Executive's employment with the Company or if the Executive is not terminated but receives an inferior compensation package (as hereinafter defined): (1) the Company shall pay the Executive in one lump sum an amount equal to eighteen (18) months of the Executive's Annual Salary at the rate in effect at the date of the Extraordinary Event, regardless of the Executive's tenure with the Company; (2) the Executive will become fully vested in his Stock Option Award; (3) all stock options will be immediately exercisable.

7.2. "Extraordinary Event" means any of the following events:

(a) any person (as such term is used in Rule 13d-5 under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or a Subsidiary, becomes the beneficial owner of fifty percent (50%) or more of the Common Stock or of securities of the Company that are entitled to vote generally in the election of directors of the Company ("Voting Securities") representing fifty percent (50%) or more of the combined voting power of all Voting Securities of the Company.

(b) individuals who, as of the Agreement Date, constitute the Board (the "Incumbent Directors") prior to the Event cease for any reason to constitute a majority of the members of the Board after the Event; or

(c) approval by the stockholders of the Company of any of the following:

(1) a merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the Persons who were the respective beneficial owners of the outstanding Common Stock and Voting Securities of the Company immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, fifty percent (50%) or more of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(2) a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company, or

(3) an Initial Public Offering on Form S-1, meaning the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

Notwithstanding the foregoing, there shall not be an Extraordinary Event if, in advance of such event, the Executive agrees in writing that such event shall not constitute an Extraordinary Event.

7.3. "Inferior compensation package" for an Executive means a reduction of fifteen percent (15%) or more of the Executive's total compensation.

7.4. In the event that the amounts and benefits payable under this section, when added to other amounts and benefits which may become payable to the Executive by the Company (the "Payments"), are such that he becomes subject to the excise tax provision of Code Section 4999, the Company shall pay him such additional amount or amounts (the "Gross-Up Payment") as will result in his retention (after the payment of all federal, state and local excise, employment, and income taxes with respect to the Payments) of a net amount equal to the net amount he would have retained had the initially calculated Payments been subject only to income and employment taxation).

7.5. For purposes of determining the Gross-Up Payment, the Executive shall be deemed to be subject to the highest marginal federal, state, local and (if relevant) foreign tax rates. All calculations required to be made under this subsection shall be made by the Company's independent public accountants, subject to the right of Executive's representative to review the same. All such amounts required to be paid shall be paid at the time any withholding may be required under applicable law, and any additional amounts to which the Executive may be entitled shall be paid or reimbursed no later than 15 days following confirmation of such amount by the Company's independent accountants. In the event any amounts paid hereunder by the Company are subsequently determined to be in excess of the amounts owed because estimates were required or otherwise, the Executive will reimburse the Company to correct the error upon written notice from the Company, together with written confirmation of the same by the Company's independent accountants, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed). In the event any amounts paid hereunder by the Company are subsequently determined to be less than the amounts owed (or paid later than when due) for any reason, the Company will pay to the Executive the deficient amount, together with (i) interest at the rate he is required to pay taxing authorities, plus (ii) any penalties assessed against him by such authorities. Prior to its payment to the Executive, the Company shall be entitled to request the deliver of proof (by calculations made by the Executive's accountant or, in the case of tax assessments, the Executive's deliver of copies of such assessments) of the underpaid amounts and any interest or penalties assessed by taxing authorities. The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

8. <u>Non Assignability</u>. The rights, duties, obligations and benefits of the Executive under this Agreement are personal to him and no such right, duty, obligation or benefit

shall be subject to voluntary or involuntary alienation, assignment, delegation or transfer. The Company shall have the right to assign its rights hereunder to any direct or indirect subsidiary or affiliate of the Company or any successor in interest of the Company whether by merger, consolidation, purchase/sale of assets or otherwise.

9. Entire Agreement and Modifications. This Agreement contains the entire agreement of the parties and no promises or representations were made or relied upon by either party other than those expressly set forth herein. This Agreement supersedes any and all other employment arrangements, agreements or understandings between the parties whether written or oral, if any, each of which shall be deemed merged herein. No change, alteration or modification hereof may be made except in a writing signed by the parties hereto.

10. Confidentiality and Restrictive Covenants.

10.1. Acknowledgments. The Executive acknowledges that:

(a) the business in which the Company is engaged is intensely competitive and the Executive's employment by the Company will require that the Executive have access to and knowledge of confidential and proprietary information of the Company, including, but not limited to, all of the Company's plans for creation, acquisition or disposition of products or publications, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, business plans, customer lists, prospects, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business (collectively, "Confidential and/or Proprietary Information");

(b) the Executive's compliance with the covenants in this Section 10 is necessary to protect the goodwill and other proprietary interests of the Company;

(c) the direct or indirect disclosure of any Confidential and/or Proprietary Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

(d) the Executive's training, experience and expertise, the Executive's services to the Company will be special and unique; and

(e) if the Executive leaves the Company's employ to be engaged, directly or indirectly, for a competitive business, in any capacity, and solicits the Company's employees or clients, it would cause the Company irreparable harm.

10.2. Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential and/or Proprietary Information relating to the business, products and services of the Company, any subsidiary, affiliate or customer shall be and remain the sole property and confidential and/or proprietary business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the Confidential and/or Proprietary Information except in the performance of the Executive's duties hereunder and not to use or disclose the information to third parties, without the prior written consent of the Company, whether or not such Confidential and/or Proprietary information was discovered or

developed by the Executive. The obligations of the Executive under this section, "Confidentiality and Restrictive Covenants", shall survive any termination of this Agreement.

Upon the termination of the Executive's employment from the Company, or at any time upon the request of the Company, the Executive (or his heirs or personal representative) shall deliver to the Company: (a) all documents and materials of any kind containing confidential information relating to the business or affairs of the Company or any of its affiliates, customers or clients (in whatever medium such documents and materials exist) and (b) all other documents, materials and other property belonging to the Company or its affiliates, customers or clients that are in the possession or under control of the Executive.

10.3. Non-Solicitation Covenant. Until the date which is two (2) years after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions:

(a) persuade or attempt to persuade any client or franchisee of the Company to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

(b) solicit for the Executive or any entity, the business of a client of the Company or any of its subsidiaries or affiliates, or solicit any business which was a client of the Company or any of its subsidiaries or affiliates within six (6) months before or after the termination of the Executive's employment;

(c) initiate any attempt to persuade any employee of the Company or any of its subsidiaries or affiliates, to leave the employ of the Company or any of its subsidiaries or affiliates or to otherwise perform work or provide services, directly or indirectly, for the Executive or any entity with which the Executive is affiliated.

10.4. Intellectual Property. The Executive hereby agrees that any and all improvements, inventions, discoveries, formulae, processes, methods, know-how, computer software, confidential data, trade secrets and other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of the Executive's employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive to the Board of Directors and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Board of Directors of the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid. To the fullest extent required, the Executive hereby assigns, transfers and conveys to the Company all of the Executive's right, title and interest in and to all such property rights. The Executive agrees that in the event of publication by the Executive of any written or graphic materials, the Company will retain and own all rights to such materials, including the right of copyright. The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights or other similar protections of the Company with respect

to such inventions as are to be the Company's exclusive property as against the Executive under this paragraph 10.4 or to vest in the Company title to such inventions as against the Executive, the expense securing any such patent or copyright to be borne by the Company.

11. Breach by Executive. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by the Executive of the terms and conditions of the Agreement to be performed by the Executive, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any breach of this Agreement, or to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of the Executive's obligations under Section 10 above would cause the Company irreparable and continuing harm, that no adequate remedy at law would be available in respect thereof, and that therefore the Company would be entitled to injunctive relief with respect thereto.

12. Arbitration. In the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any claims of discrimination, breach of contract, etc., between the Company and the Executive (except any dispute with respect to Section 10 hereof), such dispute shall be settled by arbitration in Northumberland County, Pennsylvania in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. Judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Section 10, the parties shall not be required to arbitrate such dispute or claim but shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder, unless by written mutual consent of all parties. It being a condition of this agreement to arbitrate any dispute that any such arbitration be completed within one hundred twenty (120) days from the date that the dispute is referred to arbitration; it being understood that if the arbitration is not complete within the one hundred twenty (120) days, that the parties shall have the right to institute judicial proceedings in any court of competent jurisdiction.

13. Miscellaneous.

13.1. Effect of Agreement. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, the successors and assigns of the Company and the heirs and personal representative of the Executive. The Executive's obligations and duties under this Agreement shall not be assigned by nor are they assignable by the Executive. Termination of employment as provided in Section 6 of this Agreement shall terminate this Agreement, except that Section 10 of this Agreement shall remain in effect for the periods specified therein.

13.2. Notices. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by United States registered mail, return receipt requested, addressed as follows:

If to the Company: Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857-8856
Attention: President, Board of Directors

If to the Executive: Joseph P. Joyce
34 Bonnywick Drive
Harrisburg, PA 17111

or to such other address as either party may designate by written notice to the other, which notice shall be deemed to have been given upon receipt.

13.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law rules thereof.

13.4. Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

13.5. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

13.6. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of such subject matter.

13.7. Modification. This Agreement shall not be amended, modified, supplemented or terminated except in writing and executed by the parties.

13.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

13.9. Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

13.10. Survival of Confidentiality and Non-solicitation Covenants. The provisions of Section 10 hereof shall survive the termination of this Agreement.

14. Executive's Representations. The Executive represents and warrants as follows:

14.1. All information provided by the Executive in consideration for employment by the Company is true to the best of the Executive's knowledge. Further, the Executive warrants that the Executive is not restricted by, and has no conflict of interest derived from, any employment or other agreement or any other interest or obligation that would interfere with the Executive's performance on behalf of the Company, and that the Executive shall inform the Company immediately should such a restriction or conflict arise. The Executive understands and acknowledges that any misstatements, misrepresentations or lack of candor by the Executive may be grounds for immediate discharge by the Company and may subject the Executive to damages for any harm caused to the Company.

14.2. The Executive has read and understands the terms of this Agreement, has had an opportunity to ask questions and to review this Agreement with legal counsel of the Executive's choice, is not relying upon any advice from the Company in this regard and is voluntarily executing this Agreement with full knowledge of its contents and the effects thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

Joseph P. Joyce
V.P. Property Casualty & Program Division



SL1 569533v2/065747.00001

Stevens & Lee
DRAFT
September 27, 2005

# EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT, made this 28 day of Dec., 2005 (the "**Agreement**"), between KEYSTONE INSURERS GROUP, INC., a Pennsylvania corporation, and its subsidiaries and affiliates (the "**Company**"), and George C. Wynne, an adult individual (the "**Executive**"), recites and provides:

## RECITALS:

WHEREAS, the Company wishes to continue to employ the Executive and to provide the Executive with enhanced benefits, including a stock option award, and the Executive desires to continue to be employed by the Company, all in accordance with and subject to the terms and conditions set forth herein;

WHEREAS, the parties are entering into this Agreement to set forth and confirm their respective rights and obligations with respect to the Executive's employment by the Company and the Company desires to employ the Executive on the terms and conditions set forth in this Agreement.

## AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, conditions and agreements herein set forth, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Effective Date. This Agreement shall be effective on and as of January 1, 2005 (the "Effective Date") and supercedes all prior employment agreements between the Company and the Executive, including that employment agreement between the Company and the Executive dated April 30, 2002, except for phantom stock benefits due and owing the Executive under any prior employment agreements that are the subject of a separate written agreement between the Executive and the Company which shall provide for the calculation and payment of those phantom stock benefits to the Executive.

2. Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve, as Senior Executive of Corporate Development of the Company commencing on the Effective Date hereof, on the terms and conditions set forth in this Agreement. The Executive agrees to perform such services customary to such office as shall from time to time be assigned to the Executive by the Company's Chief Executive Officer. The Executive further agrees to use the Executive's best efforts to promote the interests of the Company and to devote the Executive's full business time and energies to the business and affairs of the Company. The Executive agrees that during the term of this Agreement, the Executive shall provide full-time service to the Company and shall refrain from performing services for others except to the extent required by the Company. The Executive shall abide by the policies and regulations as established from time to time by the Board of Directors of the Company.

3. Standard of Performance. The Executive agrees that he will faithfully, expeditiously, and to the best of his ability, experience, talent and skill perform all duties that

may be required of and from him to the satisfaction of, and according to the standards set forth by, the Company and shall devote all of his business time, attention skills and energies exclusively to the affairs and business of the Company.

4. Term.

4.1. Subject to the remaining provisions of this Agreement below, this Agreement shall be effective from January 1, 2005, and shall continue for an initial term of five (5) year(s), i.e., until December 31, 2010 (the "Initial Term").

4.2. Unless otherwise terminated in writing as provided herein, this Agreement shall automatically be extended for successive terms of five (5) years, subject to the same terms, conditions and limitations as applicable to the Initial Term (the "Renewal Term"), unless either the Company or the Executive notifies the other by written notice of its or his intention not to renew this Agreement not later than one hundred and twenty (120) calendar days before the conclusion of the then current term of this Agreement, in which event this Agreement shall terminate on December 31 of such year and, except as provided in this Agreement, neither party shall be further bound by its provisions. In the event of a nonrenewal of this Agreement by the Company, the Company shall pay the Executive a severance benefit in one lump sum in the amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Initial Term and all subsequent Renewal Terms shall be collectively referred to herein as the "Term" of this Agreement.

5. Compensation and Other Related Matters.

5.1. Salary. As compensation for services rendered hereunder, the Executive will receive a salary in the annualized amount of One Hundred Fifty Thousand and 00/100 Dollars ($150,000), less applicable deductions including but not limited to, federal, state and local withholding, social security, Medicare and other taxes (the "Annual Salary"), which amount shall be paid to the Executive in accordance with the prevailing payroll practices of the Company.

5.2. Executive Officer Bonus Pool. The Executive will participate in a bonus pool established by the Company whereby the Executive may receive a bonus less withholdings and other taxes and deductions, from an executive officer bonus pool. The Executive shall receive 19% of the pool which shall be calculated as follows:

**Pool Components**

Part "A" – 1 % of the total contingency/profit sharing commissions received by the Company.

Part "B" – the EBITA of the Company including the results of all subsidiary companies will be calculated at the close of each fiscal year (the "Profit"). Further, the revenue growth of the Company will be determined as a percentage in relationship to the revenues of the Company in its immediately preceding fiscal year. Revenue growth and EBITA will then be applied to the following table to arrive at the percentage of the Company's EBITA which will be placed in the executive officer's bonus pool as follows:



SL1 569538v2/065747.00001

| Revenue Growth | <0% | 0% | 5% | 10% | 15% | 20% | 25% or more |
|---|---|---|---|---|---|---|---|
| **EBITA % will be** | **0%** | **5%** | **10%** | **15%** | **20%** | **25%** | **30%** |

In the fiscal years 2005 and 2006 EBITA of the Company will be adjusted upwards by $600,000 in 2005 and $300,000 in 2006 if the following revenue projections of the Company are realized or exceeded as depicted in the "Legacy Plan" of the Company as follows: 2005 total revenue goals: $2,598,409, 2006 total revenue goal: $3,543,391. In each of 2005 and 2006 the percentage of EBITA will be a minimum of 15% unless a higher percentage is warranted under "Part B" above based on the actual revenue growth of the Company.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

In 2007 and beyond, no adjustments will be made to the EBITA performance of the Company.

Any amounts payable pursuant to this Section 5.2 shall be paid to the Executive on or before June 30 of the year following the year for which the bonus is calculated.

Notwithstanding any provision of this Agreement to the contrary, in the event that any payment by the Company under this Agreement would be subject to the 20% addition to tax imposed by Section 409A of the Code, or any interest or penalties with respect to such addition to tax (such addition to tax and any such interest and penalties being hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive shall retain an amount of the Gross-Up Payment free and clear of all claims, taxes and impositions equal to the Excise Tax.

5.3. Benefits. The Executive will be able to participate, to the extent such participation does not violate any applicable statute, rule or regulation and is permitted by the benefit contracts, in all benefit programs of the Company which are in effect for the Company's employees from time to time, including 401K Plan, health insurance, group life insurance, and long term disability insurance. The Executive shall be entitled each year to vacation for a period or periods of time not inconsistent with the normal policy of the Company in effect from time to time, during which periods the Executive's compensation shall be paid in full. This Agreement shall not be construed to limit in any respect the Company's right to establish, amend, modify, or terminate any benefit plan or policy or to require prior notice thereof.

5.4. Stock Option Awards. The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.5. Reimbursement of Expenses. The Company will reimburse, on a monthly basis, all out-of-pocket expenses incurred by the Executive in pursuit of the Company's business, including mileage (only for those Executives who were not provided with a Company automobile, at the rate specified by the Internal Revenue Service, from time to time, for reimbursement of automobile mileage), airfare, lodging and meals. The Executive shall produce receipts or other documentation in accordance with the reimbursement policies of the Company in effect from time to time prior to the Executive's entitlement to reimbursement.

5.6. Pension, Profit Sharing, Bonuses, Stock Option Awards. In addition to the 401k plan, the Executive shall be eligible to participate in any pension, profit sharing plan, bonus plan, stock purchase or stock option award of the Company which is in effect for the Company's employees from time to time.

5.7. Annual Increases. The Executive's base salary shall be increased annually at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the Executive by dividing the percentage of

increase by 2, resulting in the percentage of adjustment, subject to a minimum (regardless of growth in fair market value) of 3% and a maximum of 10% (regardless of growth in fair market value).

Example:

- 1% growth in fair market value = 3% base salary adjustment
- 20% growth in fair market value = 10% base salary adjustment
- 40% growth in fair market value = 10% base salary adjustment
- Adjustments will be considered effective as of January 1st of each year.

5.8. Other Benefits. The fringe benefits, perquisites and other benefits of employment to be provided to the Executive will be equivalent to such benefits and perquisites as are provided to other executive officers of the Company as amended from time to time.

5.9. Automobile Insurance. The Executive shall be responsible for maintaining automobile insurance for himself in an amount not less than one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000) in the aggregate in any policy year during the Term of this Agreement.

5.10. Entire Compensation. The compensation provided for in this Agreement shall constitute the full consideration for the services to be rendered by the Executive to the Company hereunder.

6. Termination.

6.1. Termination upon Death. In the event of the death of the Executive during the term of this Agreement, the Executive's employment shall terminate effective as of the date of the Executive's death and the Company shall not have any further obligations or liability hereunder except to pay to the Executive's estate the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the Executive's date of death, together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of death of the Executive. Further, all Stock Option Award options granted to the Executive will be immediately vested and be exercisable. The Executive's Beneficiary must exercise within one hundred twenty days (120) of being placed on written notice via Certified Mail of the existence of the options with a complete explanation of the Beneficiary's rights or forfeit the Executive's Stock Option Award options and participation in the Stock Option Award will then terminate; it being understood that should the Company re-value the Company's stock during the Beneficiary's exercise period, then the Beneficiary shall have the option of selecting the old or new valuation when exercising the option.

6.2. Termination upon Total Disability. In the event of the Total Disability (as that term is hereinafter defined) of the Executive for a period of ninety (90) days (which shall be consecutive) during any consecutive twelve month period, the Company shall have the right to terminate the Executive's employment hereunder by giving the Executive thirty (30) days'

written notice thereof, and upon expiration of such thirty (30) day period, the Company shall not have any further obligations or liability hereunder except to pay to the Executive the portion, if any, of the Executive's compensation under Section 5 hereunder for the period up to the date of termination together with any accrued but unpaid benefits consistent with the Company's policies in effect as of the date of the termination of the Executive's employment. Further, all Stock Option Award options will be immediately vested and be exercisable. The Executive must immediately exercise or forfeit his stock options and participation in the Stock Option Award will then terminate.

The term "Total Disability," when used herein, shall have the meaning set forth in Keystone Insurers Group, Inc.'s Long Term Disability Insurance Plan.

6.3. Date of Payment. Payments of unpaid compensation and accrued but unpaid benefits required pursuant to Sections 6.1 and 6.2, if any, shall be made within thirty (30) days of the date of death or the effective date of the termination of employment upon Total Disability, as the case may be.

6.4. Termination by the Company for Cause. The Company may discharge the Executive and thereby terminate his employment hereunder with Cause for the following reasons:

6.4.1. the failure to perform the duties or responsibilities of his position as those may be delegated or assigned to the Executive (other than by reason of death or total disability);

6.4.2. the failure of the Executive to devote his full time and best efforts to the performance of his duties under this agreement;

6.4.3. any gross or willful misconduct in the performance of his duties under this agreement;

6.4.4. any material breach of any covenant or agreement contained herein;

6.4.5. engaging in conduct that constitutes material dishonesty or involves moral turpitude with respect to the Company or its relationships with others;

6.4.6. engaging in intentional conduct that causes material damage to the Company or its business reputation;

6.4.7. conviction (by trial or guilty plea) or a plea of non-contest, nolo contendere or similar plea to a felony (or misdemeanor which the Company determines to have or could have an adverse effect on the Company or its reputation) which has become nonappealable;

6.4.8. adjudication as an incompetent;

6.4.9. violation of any material and reasonable policy, rule or regulation that may be established by the Company from time to time for the conduct of the Company's business, including but not limited to any policy related to substance abuse; provided, however, that with respect only to subsections 6.4.1, 6.4.2 and 6.4.4 of this Section 6, the Company shall not discharge the Executive for cause unless the Executive fails, refuses or for any reason does not cure such violation to the reasonable satisfaction of the Company within thirty (30) days following written notice from the Company that there exists a reason for discharge for cause, provided that the Company nonetheless may discipline the Executive for such conduct even if the violation is cured. In the event that the Company shall discharge the Executive pursuant to this Section 6.4, the Company shall not have any further obligations or liability hereunder except to pay the Executive the portion, if any, of the Executive's Annual Salary for the period up to the date of termination which remains unpaid, plus the Executive's vested benefits, including vested stock options, and all stock options previously granted to the Executive which were immediately exercisable prior to the Executive's termination shall be exercised immediately and participation in the Stock Option Award terminated, except that the Company may place a sum representing any offsetting claims in escrow pending the resolution of any offsetting claims which the Company may have against the Executive.

The Company shall not discharge the Executive for cause (a) without providing the Executive with written notice of the violation, (b) without allowing the Executive a hearing before the Board of Directors no sooner than 30 days but no later than 60 days following the written notice of the violation where the Executive shall be allowed the full fair opportunity to defend his actions, (c) without the affirmative vote of 75% of the members of the Board of Directors, which agrees that such violation exists and (d) without the affirmative vote of 75% of the members of the Board of Directors that the violation should not be waived. The Executive shall be provided written notice of the decision of the Board.

The Executive shall not be subject to termination for following and/or executing Company policies that are found to violate any statutes or regulations or rules that apply to the Company or if the Company's polices are found to be illegal by local, state or federal agencies, officials or law enforcement officers.

6.5. Termination Other Than For Cause. The Company may terminate the Executive's employment during the Term of this Agreement at any time for any reason other than "cause" upon thirty days (30) written prior notice to the Executive. In the event that the Company voluntarily terminates the Executive's employment pursuant to this Section 6.5, except as otherwise provided in Section 7, the Company shall pay the Executive in one lump sum an amount equal to twelve (12) months of the Executive's Annual Salary at the rate in effect at the date of termination of the Executive's employment. The Executive shall also receive any vested benefits, including vested stock options, and the Executive's stock options will be immediately exercisable. The Executive must immediately exercise or forfeit his stock options and his participation in the Stock Option Award will then terminate. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

6.6. Termination by the Executive. The Executive shall provide the Company, in writing, a minimum of one hundred and twenty (120) days' notice of his intent to

terminate his employment with the Company. In the event such notice is not provided, or less than one hundred and twenty (120) days notice is provided, the Executive shall receive his Base Salary for work actually performed and any vested benefits, including but not limited to vested benefits under the Company's Stock Option Award; provided that the value of the stock options shall be reduced by 8%. Further, if the requisite notice is not provided or less than one hundred and twenty (120) days notice is provided, any exercisable stock options under the Stock Option Award will be immediately exercisable and the Executive shall exercise or forfeit such options immediately and if exercised shall receive the cash value of the stock options reduced by 8%.

7. <u>Extraordinary Event</u>.

7.1. In case of an Extraordinary Event as defined herein which results in the termination of the Executive's employment with the Company or if the Executive is not terminated but receives an inferior compensation package (as hereinafter defined): (1) the Company shall pay the Executive in one lump sum an amount equal to eighteen (18) months of the Executive's Annual Salary at the rate in effect at the date of the Extraordinary Event, regardless of the Executive's tenure with the Company; (2) the Executive will become fully vested in his Stock Option Award; (3) all stock options will be immediately exercisable.

7.2. "Extraordinary Event" means any of the following events:

(a) any person (as such term is used in Rule 13d-5 under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or a Subsidiary, becomes the beneficial owner of fifty percent (50%) or more of the Common Stock or of securities of the Company that are entitled to vote generally in the election of directors of the Company ("Voting Securities") representing fifty percent (50%) or more of the combined voting power of all Voting Securities of the Company.

(b) individuals who, as of the Agreement Date, constitute the Board (the "Incumbent Directors") prior to the Event cease for any reason to constitute a majority of the members of the Board after the Event; or

(c) approval by the stockholders of the Company of any of the following:

(1) a merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the Persons who were the respective beneficial owners of the outstanding Common Stock and Voting Securities of the Company immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, fifty percent (50%) or more of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(2) a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company, or

(3) an Initial Public Offering on Form S-1, meaning the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

Notwithstanding the foregoing, there shall not be an Extraordinary Event if, in advance of such event, the Executive agrees in writing that such event shall not constitute an Extraordinary Event.

7.3. "Inferior compensation package" for an Executive means a reduction of fifteen percent (15%) or more of the Executive's total compensation.

7.4. In the event that the amounts and benefits payable under this section, when added to other amounts and benefits which may become payable to the Executive by the Company (the "Payments"), are such that he becomes subject to the excise tax provision of Code Section 4999, the Company shall pay him such additional amount or amounts (the "Gross-Up Payment") as will result in his retention (after the payment of all federal, state and local excise, employment, and income taxes with respect to the Payments) of a net amount equal to the net amount he would have retained had the initially calculated Payments been subject only to income and employment taxation).

7.5. For purposes of determining the Gross-Up Payment, the Executive shall be deemed to be subject to the highest marginal federal, state, local and (if relevant) foreign tax rates. All calculations required to be made under this subsection shall be made by the Company's independent public accountants, subject to the right of Executive's representative to review the same. All such amounts required to be paid shall be paid at the time any withholding may be required under applicable law, and any additional amounts to which the Executive may be entitled shall be paid or reimbursed no later than 15 days following confirmation of such amount by the Company's independent accountants. In the event any amounts paid hereunder by the Company are subsequently determined to be in excess of the amounts owed because estimates were required or otherwise, the Executive will reimburse the Company to correct the error upon written notice from the Company, together with written confirmation of the same by the Company's independent accountants, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed). In the event any amounts paid hereunder by the Company are subsequently determined to be less than the amounts owed (or paid later than when due) for any reason, the Company will pay to the Executive the deficient amount, together with (i) interest at the rate he is required to pay taxing authorities, plus (ii) any penalties assessed against him by such authorities. Prior to its payment to the Executive, the Company shall be entitled to request the deliver of proof (by calculations made by the Executive's accountant or, in the case of tax assessments, the Executive's deliver of copies of such assessments) of the underpaid amounts and any interest or penalties assessed by taxing authorities. The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

8. <u>Non Assignability</u>. The rights, duties, obligations and benefits of the Executive under this Agreement are personal to him and no such right, duty, obligation or benefit

shall be subject to voluntary or involuntary alienation, assignment, delegation or transfer. The Company shall have the right to assign its rights hereunder to any direct or indirect subsidiary or affiliate of the Company or any successor in interest of the Company whether by merger, consolidation, purchase/sale of assets or otherwise.

9. Entire Agreement and Modifications. This Agreement contains the entire agreement of the parties and no promises or representations were made or relied upon by either party other than those expressly set forth herein. This Agreement supersedes any and all other employment arrangements, agreements or understandings between the parties whether written or oral, if any, each of which shall be deemed merged herein. No change, alteration or modification hereof may be made except in a writing signed by the parties hereto.

10. Confidentiality and Restrictive Covenants.

10.1. Acknowledgments. The Executive acknowledges that:

(a) the business in which the Company is engaged is intensely competitive and the Executive's employment by the Company will require that the Executive have access to and knowledge of confidential and proprietary information of the Company, including, but not limited to, all of the Company's plans for creation, acquisition or disposition of products or publications, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, business plans, customer lists, prospects, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business (collectively, "Confidential and/or Proprietary Information");

(b) the Executive's compliance with the covenants in this Section 10 is necessary to protect the goodwill and other proprietary interests of the Company;

(c) the direct or indirect disclosure of any Confidential and/or Proprietary Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

(d) the Executive's training, experience and expertise, the Executive's services to the Company will be special and unique; and

(e) if the Executive leaves the Company's employ to be engaged, directly or indirectly, for a competitive business, in any capacity, and solicits the Company's employees or clients, it would cause the Company irreparable harm.

10.2. Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential and/or Proprietary Information relating to the business, products and services of the Company, any subsidiary, affiliate or customer shall be and remain the sole property and confidential and/or proprietary business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the Confidential and/or Proprietary Information except in the performance of the Executive's duties hereunder and not to use or disclose the information to third parties, without the prior written consent of the Company, whether or not such Confidential and/or Proprietary information was discovered or

developed by the Executive. The obligations of the Executive under this section, "Confidentiality and Restrictive Covenants", shall survive any termination of this Agreement.

Upon the termination of the Executive's employment from the Company, or at any time upon the request of the Company, the Executive (or his heirs or personal representative) shall deliver to the Company: (a) all documents and materials of any kind containing confidential information relating to the business or affairs of the Company or any of its affiliates, customers or clients (in whatever medium such documents and materials exist) and (b) all other documents, materials and other property belonging to the Company or its affiliates, customers or clients that are in the possession or under control of the Executive.

10.3. Non-Solicitation Covenant. Until the date which is two (2) years after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions:

(a) persuade or attempt to persuade any client or franchisee of the Company to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

(b) solicit for the Executive or any entity, the business of a client of the Company or any of its subsidiaries or affiliates, or solicit any business which was a client of the Company or any of its subsidiaries or affiliates within six (6) months before or after the termination of the Executive's employment;

(c) initiate any attempt to persuade any employee of the Company or any of its subsidiaries or affiliates, to leave the employ of the Company or any of its subsidiaries or affiliates or to otherwise perform work or provide services, directly or indirectly, for the Executive or any entity with which the Executive is affiliated.

10.4. Intellectual Property. The Executive hereby agrees that any and all improvements, inventions, discoveries, formulae, processes, methods, know-how, computer software, confidential data, trade secrets and other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of the Executive's employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive to the Board of Directors and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Board of Directors of the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid. To the fullest extent required, the Executive hereby assigns, transfers and conveys to the Company all of the Executive's right, title and interest in and to all such property rights. The Executive agrees that in the event of publication by the Executive of any written or graphic materials, the Company will retain and own all rights to such materials, including the right of copyright. The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights or other similar protections of the Company with respect

to such inventions as are to be the Company's exclusive property as against the Executive under this paragraph 10.4 or to vest in the Company title to such inventions as against the Executive, the expense securing any such patent or copyright to be borne by the Company.

11. Breach by Executive. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by the Executive of the terms and conditions of the Agreement to be performed by the Executive, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any breach of this Agreement, or to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of the Executive's obligations under Section 10 above would cause the Company irreparable and continuing harm, that no adequate remedy at law would be available in respect thereof, and that therefore the Company would be entitled to injunctive relief with respect thereto.

12. Arbitration. In the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any claims of discrimination, breach of contract, etc., between the Company and the Executive (except any dispute with respect to Section 10 hereof), such dispute shall be settled by arbitration in Northumberland County, Pennsylvania in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. Judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Section 10, the parties shall not be required to arbitrate such dispute or claim but shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder, unless by written mutual consent of all parties. It being a condition of this agreement to arbitrate any dispute that any such arbitration be completed within one hundred twenty (120) days from the date that the dispute is referred to arbitration; it being understood that if the arbitration is not complete within the one hundred twenty (120) days, that the parties shall have the right to institute judicial proceedings in any court of competent jurisdiction.

13. Miscellaneous.

13.1. Effect of Agreement. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, the successors and assigns of the Company and the heirs and personal representative of the Executive. The Executive's obligations and duties under this Agreement shall not be assigned by nor are they assignable by the Executive. Termination of employment as provided in Section 6 of this Agreement shall terminate this Agreement, except that Section 10 of this Agreement shall remain in effect for the periods specified therein.

13.2. Notices. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed by United States registered mail, return receipt requested, addressed as follows:

If to the Company: Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857-8856
Attention: President, Board of Directors

If to the Executive: George C. Wynne
12348 Morning Creek Road
Glen Allen, VA 23059

or to such other address as either party may designate by written notice to the other, which notice shall be deemed to have been given upon receipt.

13.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law rules thereof.

13.4. Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

13.5. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

13.6. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of such subject matter.

13.7. Modification. This Agreement shall not be amended, modified, supplemented or terminated except in writing and executed by the parties.

13.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

13.9. Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

13.10. Survival of Confidentiality and Non-solicitation Covenants. The provisions of Section 10 hereof shall survive the termination of this Agreement.

14. Executive's Representations. The Executive represents and warrants as follows:

14.1. All information provided by the Executive in consideration for employment by the Company is true to the best of the Executive's knowledge. Further, the Executive warrants that the Executive is not restricted by, and has no conflict of interest derived from, any employment or other agreement or any other interest or obligation that would interfere with the Executive's performance on behalf of the Company, and that the Executive shall inform the Company immediately should such a restriction or conflict arise. The Executive understands and acknowledges that any misstatements, misrepresentations or lack of candor by the Executive may be grounds for immediate discharge by the Company and may subject the Executive to damages for any harm caused to the Company.

14.2. The Executive has read and understands the terms of this Agreement, has had an opportunity to ask questions and to review this Agreement with legal counsel of the Executive's choice, is not relying upon any advice from the Company in this regard and is voluntarily executing this Agreement with full knowledge of its contents and the effects thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Witness:

Name: Michael Kilmer
Title: Chairman

George C. Wynne
Senior Executive of Corporate Development



SLI 569538v2/065747.00001

## EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM

THIS EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM ("Addendum") modifies the Executive Employment Agreement (the "Agreement") between Keystone Insurers Group, Inc., a Pennsylvania corporation, and its subsidiaries and affiliates (the "Company"), and David E. Boedker, an adult individual (the "Executive"), that was executed in December, 2005.

### Recitals

Whereas, the Company and the Executive desire to modify the Agreement with regard the number of the stock options to be awarded to take into account of the shortening of the stock options exercise period from ten (10) years to five (5) years.

### Agreement

In relevant part, 5.1., 5.2. and 5.4 of the Agreement provide:

5.1. Salary.

With regard to Executive's salary in years 2006 and 2007, if Executive's total compensation under this agreement in years 2006 and 2007 falls below what he would have earned under the employment agreement between the Company and the Executive dated April 30, 2002, the shortfall in each of those years will be paid to the Executive in stock options. The number of stock options to be granted will be determined by taking the total dollar shortfall and dividing it by ten thousand ($10,000) dollars. The options would immediately vest and be exercisable for 10 years at ten thousand ($10,000) dollars per share.

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 24% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest immediately.

The Executive shall receive 24% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 24% to determine the number of options the Executive is entitled to.

## Addendum

This Addendum shall modify portions of 5.2 and 5.4 of the Agreement which in relevant part now provide:

5.1. Salary.

With regard to Executive's salary in years 2006 and 2007, if Executive's total compensation under this agreement in years 2006 and 2007 falls below what he would have earned under the employment agreement between the Company and the Executive dated April 30, 2002, the shortfall in each of those years will be paid to the Executive in stock options. The number of stock options to be granted will be determined by taking the total dollar shortfall then multiplied by two (2). That number will then be divided by ten thousand ($10,000) dollars. The options would immediately vest and be exercisable for five (5) years at ten thousand ($10,000) dollars per share.

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for five (5) years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 24% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by four (4). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of five (5) years and will vest immediately.

The Executive shall receive 24% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 80%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 24% to determine the number of options the Executive is entitled to.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

David E. Boedker
President and Chief Executive Officer

# EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM

THIS EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM ("Addendum") modifies the Executive Employment Agreement (the "Agreement") between Keystone Insurers Group, Inc., a Pennsylvania corporation, and its subsidiaries and affiliates (the "Company"), and Michael Azar, an adult individual (the "Executive"), that was executed in December, 2005.

## Recitals

Whereas, the Company and the Executive desire to modify the Agreement with regard the number of the stock options to be awarded to take into account of the shortening of the stock options exercise period from ten (10) years to five (5) years. It is further desired by the Company and the Executive to modify the Agreement to have any options awarded to the Executive immediately vest upon the retirement of the Executive.

## Agreement

In relevant part, 5.2. and 5.4 of the Agreement provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

## Addendum

This Addendum shall modify portions of 5.2 and 5.4 of the Agreement which in relevant part now provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for five (5) years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by four (4). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of five (5) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 80%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.11 Stock Options – Retirement

In the event the Executive retires, any and all options awarded to the Executive shall immediately vest.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

Michael Azar
Chief Financial Officer and
Chief Operations Officer

# EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM

THIS EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM ("Addendum") modifies the Executive Employment Agreement (the "Agreement") between Keystone Insurers Group, Inc., a Pennsylvania corporation, and its subsidiaries and affiliates (the "Company"), and Colin R. Buzzard, an adult individual (the "Executive"), that was executed in December, 2005.

## Recitals

Whereas, the Company and the Executive desire to modify the Agreement with regard the number of the stock options to be awarded to take into account of the shortening of the stock options exercise period from ten (10) years to five (5) years. It is further desired by the Company and the Executive to modify the Agreement to have any options awarded to the Executive immediately vest upon the retirement of the Executive.

## Agreement

In relevant part, 5.2. and 5.4 of the Agreement provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

## Addendum

This Addendum shall modify portions of 5.2 and 5.4 of the Agreement which in relevant part now provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for five (5) years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by four (4). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of five (5) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 80%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.11 Stock Options – Retirement

In the event the Executive retires, any and all options awarded to the Executive shall immediately vest.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

Colin R. Buzzard
Senior Vice President Marketing and Franchise Relations

# EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM

THIS EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM ("Addendum") modifies the Executive Employment Agreement (the "Agreement") between Keystone Insurers Group, Inc., a Pennsylvania corporation, and its subsidiaries and affiliates (the "Company"), and Joseph P. Joyce, an adult individual (the "Executive"), that was executed in December, 2005.

## Recitals

Whereas, the Company and the Executive desire to modify the Agreement with regard the number of the stock options to be awarded to take into account of the shortening of the stock options exercise period from ten (10) years to five (5) years. It is further desired by the Company and the Executive to modify the Agreement to have any options awarded to the Executive immediately vest upon the retirement of the Executive.

## Agreement

In relevant part, 5.2. and 5.4 of the Agreement provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

**Addendum**

This Addendum shall modify portions of 5.2 and 5.4 of the Agreement which in relevant part now provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for five (5) years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by four (4). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of five (5) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 80%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.11 Stock Options – Retirement

In the event the Executive retires, any and all options awarded to the Executive shall immediately vest.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Robert E. Naginey

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

Joseph P. Joyce
Vice President Property Casualty and Program Division

# EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM

THIS EXECUTIVE EMPLOYMENT AGREEMENT ADDENDUM ("Addendum") modifies the Executive Employment Agreement (the "Agreement") between Keystone Insurers Group, Inc., a Pennsylvania corporation, and its subsidiaries and affiliates (the "Company"), and George C. Wynne, an adult individual (the "Executive"), that was executed in December, 2005.

## Recitals

Whereas, the Company and the Executive desire to modify the Agreement with regard the number of the stock options to be awarded to take into account of the shortening of the stock options exercise period from ten (10) years to five (5) years. It is further desired by the Company and the Executive to modify the Agreement to have any options awarded to the Executive immediately vest upon the retirement of the Executive.

## Agreement

In relevant part, 5.2. and 5.4 of the Agreement provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for 10 years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by two (2). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of ten (10) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 40%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

**Addendum**

This Addendum shall modify portions of 5.2 and 5.4 of the Agreement which in relevant part now provide:

5.2. Executive Officer Bonus Pool.

In addition, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company shall have the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options shall be exercisable for five (5) years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at date of issuance. Should the Board of Directors of the Company choose to issue options to the pool in lieu of cash, the Executive will be entitled to 19% of the total options granted.

The amount of options to be issued will be determined as follows:

The Amount of the total bonus pool owed by the Company under "Part B" will be multiplied by four (4). This amount will then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool.

5.4. Stock Options Awards.

The Executive will participate in the Company's stock option award ("Stock Option Award") established by the Company whereby the Executive may receive options of the Company's stock annually which will have an exercise period of five (5) years and will vest at

the rate of 20% per year beginning January 1, 2005; provided that at the expiration of the Initial Term all unvested stock options shall vest.

The Executive shall receive 19% of the total options granted under the Stock Option Award which shall be calculated as follows:

The value of the Company shall be determined annually by an independent third party (acceptable to the Company and the Executive) qualified in such matters. The growth in the fair market value of the Company over the preceding year will then be multiplied by 80%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The total number of options will then be multiplied by 19% to determine the number of options the Executive is entitled to.

5.11 Stock Options – Retirement

In the event the Executive retires, any and all options awarded to the Executive shall immediately vest.

IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first written above.

KEYSTONE INSURERS GROUP, INC.

Witness: Robert Naginey
Title: Secretary

Name: Michael Kilmer
Title: Chairman

Witness:

George C. Wynne
Senior Executive of Corporate Development

70

SOLICITATION OF INTEREST FORM

Keystone Insurers Group, Inc.
Name of Company

Street Address of Principal Office: 1995 Point Township Drive, Northumberland, PA 17857

Company Telephone Number: (570) 473-4302

Date of Organization: May 2, 1983

Amount of the Proposed Offering: $2,000,000 - $4,000,000

Name of Chief Executive Officer: David E. Boedker

THIS IS A SOLICITATION OF INTEREST ONLY. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND NONE WILL BE ACCEPTED.

NO SALES OF THE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL THE DELIVERY OF A FINAL OFFERING CIRCULAR OR PROSPECTUS THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

AN INDICATION OF INTEREST MADE BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THIS OFFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE FEDERAL AND STATE SECURITIES LAWS. NO SALE MAY BE MADE UNTIL THE OFFERING IS QUALIFIED BY THE SEC AND IS REGISTERED IN THIS STATE[1]

This Company
( ) Has never conducted business operations.
( ) Is in the development stage.
( ) Is currently conducting operations.
( X) Has shown a profit for the last fiscal year.
( ) Other (specify)

[1]The language "IS QUALIFIED BY THE SEC AND" is not applicable if the offering is made under Section 3(a)(11) of the federal Securities Act of 1933.

BUSINESS:

1. Describe in general what business the company does or proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company is a privately held independent insurance agency and financial services firm. The Company acts as a property/casualty insurance aggregator for its affiliates, who are member agencies and franchisees. The Company also provides financial and risk management services through its affiliates.

2. Describe in general how these products or services are to be produced or rendered and how and when the company intends to carry out its activities.

As an insurance aggregator, the Company is able to obtain more policy options from national insurance underwriters and better rates for its affiliates to sell to their clients. The Company currently provides its services, including financial services and risk management services to end users through a network of one hundred four (104) affiliate locations throughout Pennsylvania and nineteen (19) affiliate locations throughout North Carolina. The Company operates from owned facilities located in the Northumberland area of Pennsylvania.

The Company proposes to raise $2,000,000 to $4,000,000 by offering shares of common stock to its affiliates, franchisees and employees. With the proceeds of the proposed offering, the Company plans to expand within Pennsylvania as well as into additional states. The Company plans to create value-added products for its affiliates and franchisees, including recruiting property/casualty producers, evaluating its IT platform, enhancing internal technology and restructuring the corporate staff.

OFFERING PROCEEDS:

3. Describe in general how the company intends to use the proceeds of the proposed offering.

- Professional fees.
- Expansion into additional states.
- Expenditures on IT upgrades.
- Provision of expanded services to affiliates and franchisees.
- Addition of quality producers.

KEY PERSONNEL OF THE COMPANY:

4. Provide the following information for all officers, directors or persons occupying similar positions:

Name, Title, Office Street Address, Telephone Number, Employment History.

- Michael Azar, Chief Operating Officer and Treasurer.

  Keystone Insurers Group, Inc.
  1995 Point Township Dr.
  Northumberland, PA 17857-8856
  Telephone Number: 507-473-4302

  Mr. Azar has been the Chief Operating Officer and Treasurer of Keystone Insurers Group, Inc. since February 2000, where he manages the accounting and financial departments and has custody of Keystone's funds and financial records. Prior to that, from 1987 to Feb. 2000, he served as the Chief Operating Officer and Treasurer of Bowers, Schumann & Welch, an insurance company in Bethlehem, Pennsylvania and Washington, New Jersey. During that time he also served as the Chief Operating Officer and Treasurer of Robertson/Welch Insurance Services, LLP in Bethlehem, Pennsylvania. Mr. Azar is also the Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer, as well as a manager, of Keystone Capital Investors, LLC.

- David E. Boedker, President and Chief Executive Officer.

  Keystone Insurers Group, Inc.
  1995 Point Township Drive
  Northumberland, PA 17857-8856
  Telephone Number: (570) 473-4302

  Mr. Boedker has served as the President and Chief Executive Officer of Keystone Insurers Group, Inc. for over the past five (5) years. In these roles, Mr. Boedker has maintained overall management authority of all aspects of Keystone's operations. Mr. Boedker also serves on the boards of directors of the Danville Area Industrial Development Corporation and Associated Insurance Management, Inc. Mr. Boedker is also the Chairman, President and Chief Executive Officer, as well as a Manager, of Keystone Capital Investors, LLC.

- Colin R. Buzzard, Senior Vice President of Marketing and Franchise Relations.

  Keystone Insurers Group, Inc.
  1995 Point Township Drive
  Northumberland, PA 17857-8856
  Telephone Number: (570) 473-4302

Mr. Buzzard has been the Senior Vice President of Marketing and Franchise Relations of Keystone Insurers Group, Inc. since January 2000. From 1999 to 2000, he served as Marketing Manager of Donegal Insurance Group, Marietta, Pennsylvania. From 1995 to 1999, he served as Vice President of Marketing of W.R. Berkley, Erie, Pennsylvania.

- Carl DeYulis, Director.

Ebensburg Insurance Agency
129 E. High Street, P.O. Box 90
Ebensburg, PA 15931
(814) 472-9557

Mr. DeYulis has served as the President of the Ebensburg Insurance Agency since 1980. Mr. DeYulis is also currently the president of the Ebensburg Country Club and serves on the boards of directors of various civic organizations in Cambria County, Pennsylvania.

- John M. Duncan, Jr., Director.

Duncan Insurance Group, Inc.
370 Maus Drive
North Huntington, PA 15642
(724) 863-3420

Mr. Duncan has served as the President of Duncan Insurance Group, Inc. since 1997. Currently, he is also the Vice President of the Norwin Public Library Board of Trustees in Norwin, Pennsylvania. Mr. Duncan has served as a director of Keystone Insurers Group, Inc. since 2000, and has also served on the Norwin Chamber of Commerce Board of Directors since 2001.

- William Jones, Director.

Central Insurers Group, Inc.
1360 North Atherton Street
State College, PA 16803
(814) 234-8517

Mr. Jones has served as the Vice President and Secretary of Central Insurers Group, Inc. since its inception in January 1996. He is responsible for the Philipsburg and State College offices of that company in Pennsylvania. Mr. Jones is also a past president and current director of the Moshannon Valley Economic Development Partnership in Pennsylvania.

- Joseph Joyce, Vice President, Program Division, CPCU

  34 Bonnywick Dr.
  Harrisburg, PA 17111
  Telephone Number: 717-566-7174

  Mr. Joyce has served as the Vice President of Keystone Insurers Group, Inc. since January 2000. Prior to that, he was the Vice President of Commercial Lines Underwriting for WR Berkely Midatlantic Group Insurance Company in Richmond, Virginia. Mr. Joyce is a Manager of Keystone Capital Investors, LLC, as well as a Director of Keystone National Insurance Company, Inc., where he also serves as the Chairman of the Committee of Agency Relations and Management.

- Michael C. Kilmer, CPCU, CIC, ARM , Director (Chairman)

  Kilmer Insurance Agency, Inc.
  Route 6 and Homet Crossroads
  Wyalusing, PA 18853
  Telephone Number: 570-746-1007

  Mr. Kilmer has served as the Chairman of KIG Insurers Group, Inc. since 1997, where he has been responsible to lead the board of directors. Since 1995 he has been the President of Kilmer Insurance Agency, Inc. and the Secretary and Treasurer of Kilmer Insurance Group, Inc. Since 1997, Mr. Kilmer has also served as the Administrator of KIG Municipal Insurance Trust. He is also the Chairman of Keystone National Insurance Company, Inc. From 2002 to the present, he has been the President of Wyalusing Community Corporation in Wyalusing, Pennsylvania.

- Robert Naginey, Secretary, Director.

  Pfeiffer-Naginey Insurance Agency, Inc.
  205 Front Street, P.O. Box 72
  Northumberland, PA 17857
  (570) 473-3563

  Mr. Naginey has served as the Company's Corporate Secretary since its inception in 1983. Mr. Naginey has also served as the President and Chief Executive Officer of Pfeiffer-Naginey Insurance, Inc. since 1989. In this role, he has maintained overall management authority of all aspects of the company.

- Thomas J. Parkins, Director.

  Dinnin & Parkins Associates, Inc.
  300 Allegheny River Blvd.
  Oakmont, PA 15139
  (412) 828-5282

  Mr. Parkins has served as Vice President of Dinnin& Parkins Associates, Inc. since 1992. In that role he has assisted with the management of the agency and the agency's accounting and sales. Mr. Parkins also serves on the agency council for Penn National Insurance Company.

- Todd Roadman, Director.

  Reed, Wertz & Roadman, Inc.
  702 West Pitt Street, P.O. Box 640
  Bedford, PA 15522
  (814) 623-1111

  Mr. Roadman has served as President of Reed, Wertz and Roadman Inc. and Brett Insurance Inc. since 1999. He has also served as Vice President of Teeter Insurance Inc. since January 2004. Mr. Roads also serves on the board of directors of the Bedford Sunrise Rotary Club, the Bedford County Planning Commission, the Bedford County Development Association, the Bedford County Chamber of Commerce and the University of Pittsburgh Medical Center Bedford Memorial Hospital, all in Bedford, Pennsylvania.

- Robert Seltzer, CIC, CWCA, Vice President of Innovation and Education, Director

  Seltzer Insurance Agency, Inc.
  Country Club Hill
  Route 61, P.O. Box 219
  Orwigsburg, PA 17961
  (570) 366-8823

  Mr. Seltzer has served as the President of Seltzer Insurance Agency, Inc. since 1983. In that role he has been responsible for the overall management of the company. In addition to serving as a Director of the Company, Mr. Seltzer has been a past Director of the Professional Insurance Agents of Pennsylvania, Professional Insurance Agents of Delaware and Professional Insurance Agents of Maryland.

- Tom Troutman, Director.

  Deibler, Straub & Troutman, Inc.
  2 W. Main Street, P.O. Box B,
  Elizabethville, PA 17023-0077
  Telephone Number: 717-362-3079

  Mr. Troutman has been the President of Deibler, Straub & Troutman, Inc. since 1986. In that role he has been responsible for the overall day to day management of that company. Currently, Mr. Troutman serves on the boards of directors of Keystone Capital Investors, LLC, Keystone National Insurance Company, Inc., Northern Dauphin County YMCA and the Maple Grove Cemetery Association in Dauphin County, Pennsylvania.

PENNSYLVANIA SOI SUPPLEMENT

Keystone Insurers Group, Inc.
Name of Company

**Check the appropriate response(s))**

1. The issuer's revenues during the last full fiscal year were:

   a. Less than $10,000__.
   b. $10,000 or more but less than $50,000__.
   c. $50,000 or more but less than $250,000__.
   d. $250,000 or more but less than $1 million__.
   e. $1 million or more _√_.
   f. Issuer has been in existence for less than a full fiscal year__.

2. The issuer had a profit or loss during its last full fiscal year of:

   a. PROFIT OF:
      Less than $10,000__.
      $10,000 or more but less than $50,000_√_.
      $50,000 or more but less than $250,000__.
      $250,000 or more__.

   b. LOSS OF:
      Less than $10,000__.
      $10,000 or more but less than $50,000__.
      $50,000 or more but less than $250,000__.
      $250,000 or more__.

   c. Issuer has been in existence for less than a full fiscal year__.

3. The average price per share of stock paid in <u>cash</u> by the issuer's current shareholders was:

   a. Less than $.01__.
   b. $.01 or more but less than $.05__.
   c. $.05 or more but less than $.10__.
   d. $.10 or more but less than $.25__.
   e. $.25 or more but less than $1.00__.
   f. $1.00 or more_√_.

4. The issuer has engaged in the following transactions with its officers, directors, 10% shareholders or their affiliates or relatives:

   a. Issued securities in exchange for property or services__.
   b. Loaned money__.
   c. Rented or purchased property__.
   d. Purchased or sold goods or services__.
   e. No such transactions have occurred_√_.

5. During the last full fiscal year, the issuer's officers and directors received combined aggregate cash compensation of:

a. Less than $50,000__.
b. $50,000 or more but less than $100,000__.
c. $100,000 or more but less than $250,000__.
d. $250,000 or more but less than $500,000__.
e. $500,000 or more_√_.

6. Are there any outstanding options or warrants held by current shareholders?

YES__.
NO_√_.

7. Does the issuer's liabilities currently exceed the fair market value of its assets?

YES__.
NO_√_.

8. Is the issuer now, or in the past two years was it, unable to meet its obligations as and when they become due in the usual course of business?

YES__.
NO_√_.

PENNSYLVANIA SOI SUPPLEMENT

Keystone Insurers Group, Inc.
Name of Company

**Check the appropriate response(s))**

1. The issuer's revenues during the last full fiscal year were:

   a. Less than $10,000__.
   b. $10,000 or more but less than $50,000__.
   c. $50,000 or more but less than $250,000__.
   d. $250,000 or more but less than $1 million__.
   e. $1 million or more _√_.
   f. Issuer has been in existence for less than a full fiscal year__.

2. The issuer had a profit or loss during its last full fiscal year of:

   a. PROFIT OF: Less than $10,000__.
      $10,000 or more but less than $50,000_√_.
      $50,000 or more but less than $250,000__.
      $250,000 or more__.

   b. LOSS OF: Less than $10,000__.
      $10,000 or more but less than $50,000__.
      $50,000 or more but less than $250,000__.
      $250,000 or more__.

   c. Issuer has been in existence for less than a full fiscal year__.

3. The average price per share of stock paid in <u>cash</u> by the issuer's current shareholders was:

   a. Less than $.01__.
   b. $.01 or more but less than $.05__.
   c. $.05 or more but less than $.10__.
   d. $.10 or more but less than $.25__.
   e. $.25 or more but less than $1.00__.
   f. $1.00 or more √_.

4. The issuer has engaged in the following transactions with its officers, directors, 10% shareholders or their affiliates or relatives:

   a. Issued securities in exchange for property or services__.
   b. Loaned money___.
   c. Rented or purchased property__.
   d. Purchased or sold goods or services__.
   e. No such transactions have occurred_√__.

5. During the last full fiscal year, the issuer's officers and directors received combined aggregate cash compensation of:

   a. Less than $50,000__.
   b. $50,000 or more but less than $100,000__.
   c. $100,000 or more but less than $250,000__.
   d. $250,000 or more but less than $500,000__.
   e. $500,000 or more_√__.

6. Are there any outstanding options or warrants held by current shareholders?

   YES__.
   NO_√_.

7. Does the issuer's liabilities currently exceed the fair market value of its assets?

   YES__.
   NO_√_.

8. Is the issuer now, or in the past two years was it, unable to meet its obligations as and when they become due in the usual course of business?

   YES__.
   NO_√_.

## ISSUER AFFIRMATIONS

In support of the request of Keystone Insurers Group, Inc. (Issuer) filed with the Pennsylvania Securities Commission (Commission) to issue an order under Section 203(r) of the Pennsylvania Securities Act of 1972 (1972 Act) permitting the Issuer to distribute Form SOI and Pennsylvania SOI Supplement (SOI Forms) in Pennsylvania to offer the Issuer's securities (Order), the Issuer affirms and agrees to the following:

**About the Issuer:**

A. The Issuer: (1) is organized under the laws of the Commonwealth; (2) has its principal place of business in the Commonwealth or (3) has filed a copy of the solicitation of interest materials with the SEC under SEC Rule 254 of Regulation A.

B. The Issuer and each officer, director, general partner or control person of the issuer is not subject to a federal disqualification under SEC Rule 262 of Regulation A or a state disqualification under Commission Regulation 204.010(b)(1).

C. The Issuer is engaged or proposes to engage in a business other than petroleum exploration or production or mining or other extractive industries and is not a "blind pool" offering or an offering for which the specific business or properties cannot now be described.

D. The Issuer and each officer, director, general partner or control person of the Issuer is familiar with the anti-fraud provisions of Section 401 of the 1972 Act.

**About the SOI Forms:**

A. The Issuer is filing two copies of its SOI Forms with its request and agrees not to distribute, publish or otherwise disseminate the SOI Forms until the Order is granted by the Commission.

B. If the Issuer wishes to amend its SOI Forms, it agrees to file these amendments with the Commission at its Harrisburg Office five business days prior to them being given to prospective investors in Pennsylvania with whom the issuer still is communicating.

C. The issuer agrees not to include information in the SOI Forms or in materials provided to a recipient of the SOI Forms pursuant to a specific request that would exaggerate the investment opportunity; minimize the risks of the enterprise or predict revenues, profits or payment of dividends, including financial projections and forecasts.

**About the Offers:**

A. The Issuer may not make offers under an Order granted by the Commission unless the prospective investor has received a copy of the SOI Forms.

B. The Order exempts only the offer, BUT NOT THE SALE, of the Issuer's securities.

C. The Issuer agrees that a sale occurs when the Issuer accepts money or a commitment to purchase the securities.

D. The Issuer agrees to maintain a list that includes (1) the names and addresses of all prospective investors responding to the SOI Forms; (2) the dates of all communications with such persons and (3) in the event that materials were provided in response to a specific request, a description of reasonable specificity as to the materials provided and to whom they were provided. The issuer also agrees to maintain this list for three years from date of receipt of the last investor communication as a result of the solicitation.

**About Prohibition on Use of Certain Exemptions:**

The Issuer agrees to the following in the event the securities being offered by means of the SOI Forms are not registered under Section 205 or 206 of the 1972 Act.

A. Under the terms of the exemptive order, the issuer may not rely upon the exemptions in Sections 203(f), 203(d), and 203(s) of the 1972 Act and Commission Regulations 203.187, 203.189 (except for reliance on the waiver in Section 203.189(b)(1)) and 204.010 to offer or sell its securities to prospective investors who received SOI Forms for six months from the date of the last communication with any prospective investor.

B. Where an officer, director, general partner, promoter or control person of the issuer during the period in which an offer was made under the exemptive order either simultaneously or subsequently serves in a similar capacity with another company, that other company may not rely upon the exemptions in Sections 203(f), 203(d) or 203(s) of the 1972 Act or Commission Regulations 203.187, 203.189 (except for reliance on the waiver in Section 203.189(b)(1)) or 204.010 to offer or sell its securities to a prospective investor in Pennsylvania who responded to the SOI Forms for a period of six months after the date of the issuer's last communication with that person.

Keystone Insurers Group, Inc.
Name of Issuer

[signature]
David E. Boedker

President
Officer's Title

DATED: 11-9-04

# REPLY TO SOLICITATION OF INTEREST FORM FOR

A proposed offering of the common stock of Keystone Insurers Group, Inc. in Pennsylvania and North Carolina.

_____ Yes, I am interested in receiving a final offering circular or prospectus that includes complete information about this proposed offering of securities.

If I find the offering attractive after reviewing the final offering circular, I/we could envision investing the following estimated amount. If you **indicate an amount below, please understand that this does not constitute a subscription to purchase securities from KIG or any other issuer. Your estimation of a potential investment amount is not binding on you in any way and will only be used by KIG in order to determine if there is sufficient interest in proceeding with an offering of common stock of KIG as described in the enclosed materials. After reviewing the final offering circular, you may decide to invest more in KIG than you indicate below, less in KIG than you indicate below, the same amount as you indicate below, or nothing at all.**

| Estimated Minimum Amount | Estimated Maximum Amount |
| --- | --- |
| ______________ | ______________ |

Please mail this final offering circular or prospectus to me at:

________________________________

________________________________

________________________________

________________________________

My daytime telephone number is (      )_____ - _________

_____ No, I am not interested in an investment opportunity in Keystone Insurers Group, Inc.

*An interested person must mail/fax this reply form to counsel for Keystone Insurers Group, Inc. in order to receive a final offering circular or prospectus:*

Joan P. Mancing, Esq.
Dickie, McCamey & Chilcote
Two PPG Place, Suite 400
Pittsburgh, PA 15222
Ph: 412-392-5369
Fx: 412-392-5352

Dickie McCamey

11

**Max T. Busatto**
Attorney-at-Law
Admitted in PA, GA

Direct Dial: 412-392-5290
Direct Fax: 412-392-5367
mbusatto@dmclaw.com

May 23, 2007

Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, Pa 17857-8856

RE: Offering of Common Stock

Gentlemen:

We have acted as counsel to Keystone Insurers Group, Inc., a Pennsylvania corporation (the "Company"), in connection with the proposed sale by the Company of up to 384 shares of its common stock, $0.88 par value (the "Shares"), at a price of $13,013 per share, in reliance upon an exemption from registration pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. We are delivering this opinion to you pursuant to the requirements of Form 1-A Regulation A Offering Statement (the "Offering Statement").

In connection with the Offering Statement, we have made such investigations and examined such documents as we considered relevant for the purpose of giving the opinion expressed below, including examining:

1. a certified copy of the articles of incorporation and by-laws as amended of the Company; and

2. a certified copy of the resolutions of the directors of the Company relating to the issuance and sale of the Shares.

We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic or original documents of all documents submitted to us as certified, conformed or photostatic copies. We have relied upon oral statements and representations of officers or other representatives of the Company and others; we have not performed any independent check or verification of such factual matters. In rendering the opinion expressed below, we express no opinion as to the laws of any jurisdiction other than the laws of the Commonwealth of Pennsylvania, the Commonwealth of Virginia, the State of North Carolina, and the State of Indiana and the federal laws of the United States of America in effect as of the date hereof.

Based and relying upon and subject to the foregoing, we are of the opinion that upon the effectiveness of the Offering Statement, the Share will, when sold, be legally issued, fully paid and nonassessable.

This opinion may be relied upon only by the party to whom it is addressed. It may not be relied upon by any other person or for any other purpose, nor may it be quoted in whole or in part, or otherwise referred to, without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the foregoing Offering Statement.

Respectfully,

Dickie, McCamey & Chilcote,
A Professional Corporation

V- SPECIMEN



See Reverse for Certain Definitions

# KEYSTONE INSURERS GROUP, INC.

AUTHORIZED 5,000 SHARES PAR VALUE $1.25 EACH VOTING COMMON STOCK

**This is to Certify that** ______________________________ **is the owner of**

SPECIMEN SPECIMEN SPECIMEN SPECIMEN SPECIMEN

FULLY PAID AND NON-ASSESSABLE SHARES OF VOTING COMMON STOCK OF KEYSTONE INSURERS GROUP, INC.

*transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

**Witness,** *the seal of the Corporation and the signatures of its duly authorized officers.*

**Dated**

______________________ SECRETARY

______________________ PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

| | | |
|---|---|---|
| TEN COM | - as tenants in common | UNIF TRANSFERS MIN ACT ........ Custodian ........ (Cust) (Minor) |
| TEN ENT | - as tenants by the entireties | under Uniform Transfers to Minors Act ........ (State) |
| JT TEN | - as joint tenants with right of survivorship and not as tenants in common | |

Additional abbreviations may also be used though not in the above list.

*For value received* ______ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

*Shares*

*represented by the within Certificate, and do hereby irrevocably constitute and appoint*

*Attorney*

*to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

*Dated* ______

*In presence of*

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

(13)

*SAMPLE COMMON STOCK PURCHASE OPTION*

**THIS OPTION HAS NOT BEEN REGISTERED UNDER ANY FEDERAL OR STATE SECURITIES LAW AND HAS BEEN ISSUED UNDER EXEMPTIONS THAT DEPEND, IN PART, ON THE INTENT OF THE OPTION HOLDER HEREOF NOT TO SELL OR TRANSFER SUCH OPTION OR THE SECURITIES ISSUABLE UPON EXERCISE THEREOF IN ANY MANNER NOT PERMITTED BY SUCH LAWS. THIS OPTION THEREFORE MAY BE SOLD OR TRANSFERRED ONLY IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH HEREIN.**

**THIS OPTION MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT COMPLIANCE WITH THE TERMS OF THAT CERTAIN AMENDED AND RESTATED SHAREHOLDERS AGREEMENT DATED JUNE 22, 2005 (THE "SHAREHOLDERS AGREEMENT"), A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE COMPANY. THE SHAREHOLDERS AGREEMENT PROVIDES FOR CERTAIN RESTRICTIONS ON TRANSFER OF THIS OPTION AND THE SECURITIES FOR WHICH THIS OPTION MAY BE EXERCISED.**

## COMMON STOCK PURCHASE OPTION

August 1, 2006

**KEYSTONE INSURERS GROUP, INC.**
**A PENNSYLVANIA CORPORATION**

1. GENERAL PROVISIONS. The undersigned, Keystone Insurers Group, Inc., a Pennsylvania corporation (the "Company"), certifies that, for value received, __________ or its registered assigns (the "Option Holder"), is entitled, during the Exercise Period of this Option (as described in Section 2 below) to purchase from the Company, on the terms and conditions specified in this Option (this "Option"), _____ share(s) of common stock of the Company, \$.088 par value (the "Share"), at an exercise price of \$10,000 (the "Exercise Price"). The Share issued upon the exercise of this Option may be voting or non-voting, depending on the total number of shares of Company common stock benficially owned by the Option Holder or, if the Option Holder is a senior officer, by the senior officers, as further described in Section 6 below. This Option is one of a series of purchase Options issued pursuant to a stock split of the common stock of the Company (the "Stock Split") authorized by resolutions of the Board of Directors of the Company on April 26, 2006. Pursuant to the Stock Split, the holder of each share of Company common stock (valued before the split at \$57,005 per share) became entitled to receive in exchange 5.7005 shares of Company common stock. Copies of the corporate resolutions and documents relating to the Stock Split may be inspected at the principal office of the Company.

2. EXERCISE PERIOD. This Option shall be exercisable at any time from the date hereof until the 5th anniversary of the date hereof (the "Exercise Period"); provided, however, the Company may, at its discretion, redeem this Option by paying to the Option Holder the Cash Value at any time prior to the fifth anniversary of the date of this Option.

3. CLOSING. Upon its receipt of the Exercise Price and all documents to be executed and delivered by the Option Holder, the Company shall issue a duly executed stock certificate evidencing the Share in the name of the Option Holder, in compliance with the terms and conditions hereinafter set forth.

4. RESERVATION OF SHARES. Company shall at all times reserve and keep available shares of common stock,$0.88 par value, sufficient to permit the exercise in full of this Option.

5. SALE OF OPTION OR SHARES. Neither this Option nor the Share issuable upon exercise hereof has been registered under the Securities Act of 1933, as amended (the "Act"), or under the securities laws of any state. Neither this Option nor such Share, when issued, may be sold, transferred, pledged or hypothecated: (i) in the absence of an effective registration statement for this Option, or the interests, as the case may be, under the Act and such registration or qualification as may be necessary under the securities laws of any state, or an opinion of counsel satisfactory to Company that such registration or qualification is not required; and (ii) without the prior consent of Company. The certificate, if any, evidencing the Share issued upon exercise of this Option shall bear the following legends:

> "The Share represented by this certificate may not be sold, transferred, pledged or hypothecated without compliance with the terms of that certain Amended and Restated Shareholders Agreement dated June 22, 2005, by and among the Company and the shareholders of the Company (the "Shareholders Agreement"), a copy of which is on file in the office of Company. The Shareholders Agreement provides for certain restrictions on transfer of the interests."

> This Option shall be registered on the books of Company, which shall be kept by it at its principal office for that purpose and shall be transferable only on said books by the registered Option Holder hereof in person or by the registered Option Holder's duly authorized attorney upon surrender of this Option properly endorsed, and only in compliance with the provisions of this Section 5. The Option Holder hereby agrees that the Company's obligation to deliver the Share upon exercise of this Option is subject to the requirement that the Option Holder deliver to the Company, if requested by the Company, such certificates, documents or other information as the Company may reasonably request for the purpose of establishing compliance with the Act and applicable state securities acts.

6. MECHANICS OF EXERCISE; EXERCISE PRICE.

(a) This Option may be exercised by the Option Holder by the surrender of this Option and the Notice of Exercise attached hereto (duly executed by the Option Holder) at the principal office of the Company, accompanied by payment of the Exercise Price. Upon such exercise, the Option Holder shall thereupon be entitled to receive one ____ share(s) of common stock of the Company.

(b) The exercise price for the Share entitled to be received by the Option Holder shall be the Exercise Price.

(c) The Share to be issued pursuant to the exercise of this Option shall be a voting share of Company common stock; provided, however, that if the issuance of such Share would: (i) cause the Option Holder to beneficially own more than 9.9% of the issued and outstanding voting stock of the Company; or (ii) cause the senior officers of the Company to collectively own more than 20% the issued and outstanding voting stock of the Company, then the Share issued shall be a non-voting share of Company common stock.

(e) The Share and the Exercise Price are subject to adjustment as provided in Section 9 herein, and all references to a "Share" and the "Exercise Price" herein shall be deemed to include any such adjustment or series of adjustments. This Option shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the Share shall be treated for all purposes as the holder of the Share as of the close of business on such date. The Company will, within thirty (30) days after Option exercise, issue and deliver to Option Holder a certificate evidencing the Share. The Share or other securities issuable upon exercise hereof shall, upon their issuance, be fully paid and nonassessable.

7. NO DISTRIBUTIONS OR VOTING RIGHTS. Unless and until exercised, no provision of this Option shall be construed as conferring upon the Option Holder the right to vote or receive dividends or any right of a shareholder of the Company at law or in equity.

8. AMENDMENTS. Any term of this Option may be amended with the written consent of the Company and the Option Holder. Any amendment effected in accordance with this Section 8 shall be binding upon the Option Holder, each future Option Holder and the Company. No waivers of, or exceptions to, any term, condition or provision of this Option, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

9. ADJUSTMENTS. The Exercise Price and the Share purchasable hereunder are subject to adjustment from time to time as follows:

(a) Reorganization, Merger or Sale of Assets. If at any time while this Option is outstanding and unexpired there shall be: (i) a reorganization (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein); (ii) a merger or consolidation of the Company with or into another corporation in which the Company is not the surviving entity, or a reverse triangular merger in which the Company is the surviving entity but the shares of the Company's capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (iii) a sale or transfer of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the holder of this Option shall thereafter be entitled to receive upon payment of the Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Option would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Option had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 9. The foregoing provisions of this Section 9(a) shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Option. If the per-share consideration payable to the Option Holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Option with respect to the rights and interests of the Option Holder after the transaction, to the end that the provisions of this Option shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Option.

(b) Reclassification. If the Company, at any time while this Option remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Option exist into the same or a different number of securities of any other class or classes, this Option shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Option immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 9.

(c) Split, Subdivision or Combination of Shares. If the Company, at any time while this Option remains outstanding and unexpired, shall split, subdivide or combine the securities as to which purchase rights under this Option exist, into a different number of securities of the same class, the Exercise Price for such securities shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

(d) Adjustments for Dividends in Stock or Other Securities or Property. If while this Option remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Option exist at the time shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities, property or cash of the Company by way of dividend(s), then, and in each case, this Option shall not represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Option, any other or additional stock or other securities, property or cash of the Company by way of the dividend(s).

(e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 9, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Option Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request, at any time, of any such Option Holder, furnish or cause to be furnished to such Option Holder, a like certificate setting forth: (i) such adjustments and readjustments, (ii) the Exercise Price at the time in effect; and (iii) the number of shares and the amount, if any, of other property that at the time would be received upon the exercise of the Option.

(f) No Impairment. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 9 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Option Holders of this Option against impairment.

10. GOVERNING LAW. This Option shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania, not including its conflicts of law provision.

***[Remainder of this page intentionallly left blank.]***

IN WITNESS WHEREOF, the Company has caused this Option to be executed by its officers thereunto duly authorized.

**COMPANY:**

KEYSTONE INSURERS GROUP, INC.

By: ______________________________
David Boedker, President

By: ______________________________
Robert Naginey, Secretary

Dated: ___________, 2006

**NOTICE OF EXERCISE**

TO: Keystone Insurers Group, Inc.

(1) The undersigned hereby elects to purchase ___ share(s) of common stock of Keystone Insurers Group, Inc. (the "Share") pursuant to the terms of the attached Option, and tenders herewith payment of the purchase price for such Share in full.

(2) In exercising this Option, the undersigned hereby confirms and acknowledges that the Share to be issued upon conversion thereof is being acquired solely for the account of the undersigned and not as a nominee for any other party, and for investment, and that the undersigned will not offer, sell or otherwise dispose of the Share except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws, and with the consent of Keystone Insurers Group, Inc.

(3) Please issue a certificate representing said Share(s) of common stock in the name of the undersigned.

____________________________

(Name)

____________________________ ____________________________

(Date) (Signature)

END